Form 20-F
period 2002-12-31
BALTIMORE TECHNOLOGIES PLC
filed 2003-05-28
CIK 109520

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION	STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL	REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION	REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .............................. to ..............................

Commission file number:

Baltimore Technologies plc

(incorporated with limited liability in England And Wales registered number 2643615)

Innovation House

39 Mark Road

Hemel Hempstead

Hertfordshire HP2 7DN

England

(44) (1442) 342 600

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares
Ordinary Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Outstanding as of December 31, 2002
Ordinary Shares*	53,514,288

* At 31 December 2002 this included 1,676,854 Ordinary Shares which were represented by 8,384,272 American Depositary Shares evidenced by American Depositary Receipts. Five American Depositary Shares (each an ‘‘ADS’’) represents one Ordinary Share. The ratio of ADSs per Ordinary Share changed from one (1) ADS to two (2) Ordinary Shares to a new ratio of five (5) ADSs to one (1) Ordinary Share effective 3 February 2003. The Ordinary Shares have a par value of 1 pence per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

Annual Report and Form 20-F 2002

Contents

1	Group Financial Highlights

2	Chairman’s Statement

4	Chief Executive’s Report and Review of Operations

6	Business Review

8	Financial Review

36	Board of Directors and Officers of the Company

38	Directors’ Report

41	Corporate Governance

45	Directors’ Remuneration Report

49	Financial Statements

111	Group Financial Record

114	Shareholder Information

126	Cross Reference to Form 20-F

130	Glossary of Terms

131	Notice of Annual General Meeting

134	Registered Office and Advisors

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Baltimore Technologies is providing the following cautionary statement. This Annual Report and Form 20-F 2002 contains certain forward-looking statements with respect to the financial condition, results of operations and business of Baltimore Technologies and certain of the plans and objectives of Baltimore Technologies with respect to these items. In particular, among other statements, certain statements contained in the Annual Report, including the “Chairman’s Statement” and “Chief Executive Officer’s Report and Review of Operations” and certain statements contained in the Form 20-F 2002, including the statements in “Item 4 Information on the Company” with regard to strategic vision, management objectives, estimated filing and launch dates for products in development, patent protection, trends in market shares, trends in competitive position and product volumes and environmental obligations, the statements in “Item 5 Operating and Financial Review and Prospects” with regard to trends in results of operations, margins, overall market trends, debt levels, risk management, market risks and exchange rates, the statements in “Item 8 Financial Information” with regard to the likely outcome and financial impact on Baltimore Technologies of litigation and other proceedings and the statements in “Item 11 Quantitative and Qualitative Disclosure about Market Risk” with regard to risk management, market risk and exchange rates are forward-looking in nature. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, risk or loss or expiration of patents or trademarks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims and exposure to environmental liability. Readers are referred to “Factors that may affect the Company’s business” in the Financial Review on pages 8 to 35.

Group Financial Highlights

	Total For the Year ended 31 December 2002	Continuing Operations For the Year Ended 31 December 2002	Discontinued Operations For the Year Ended 31 December 2002	Total for the Year ended 31 December 2002	Continuing Operations For the Year Ended 31 December 2001	Discontinued Operations For the Year Ended 31 December 2001	Total for the Year ended 31 December 2001	Percentage Change

	$m(*)	£m	£m	£m	£m	£m	£m	%

Revenue	56. 4	26.5	8.5	35.0	33.6	36.8	70.4	(50.2%	)

Software Revenue included above	20.7	9.3	3.6	12.9	13.9	17.4	31.3	(58.9%	)

Gross Profit	30.6	14.1	4.9	19.0	18.3	19.0	37.3	(49%	)

Gross Profit %	54%	53%	57%	54%	54%	52%	53%	(1%	)

Loss before interest, tax, depreciation and amortisation of goodwill and intangibles (LBITDA)**	(36.1)	(20.7)	(1.7)	(22.4)	(65.6)	(20.6)	(86.2)	(74%	)

Operating Loss	(94.6)	(52.2)	(6.6)	(58.8)	(159.5)	(504.4)	(663.9)	(91.1%	)

Amortisation and impairment of goodwill and intangibles included above	(51.1)	(27.5)	(4.2)	(31.7)	(88.6)	(481.3)	(569.9)	(94.4%	)

Loss before taxation	(105.1)	(49.2)	(16.1)	(65.3)	(155.5)	(504.2)	(659.7)	(90.1%	)

Shareholders’ Funds	26.4	–	–	16.4	–	–	83.0	(80.2%	)

Loss per Share Basic (cents/pence)†	(201.5)	(95.8)	(29.4)	(125.2)	(314.1)	(1004.0)	(1318.1)	(90.5%	)

Employees at end of period	–	295	–	295	481	404	885	(66.7%	)

*	Translated at the convenience rate of £1 = $1.6099.

**	See note 3 for reconciliation of LBITDA.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Chairman’s Statement

2002 saw the completion of the restructuring exercise, which was announced in August 2001, to increase the focus on the Company’s core competencies of authorisation and public key based authentication products and solutions.

As predicted, 2002 was a difficult trading year for Baltimore, in common with the majority of companies in the IT sector. Despite this the Company has managed to win 50 new clients, including blue chip names such as ING Bank, Lloyds of London, Orange, SFR, Siemens, the Italian Ministry of Defence and the Dutch Government. In H2 2002 we generated revenues of £12.98 million in our core operations—our third consecutive half year period of stable revenues. The Company enters 2003 with a net cash balance at 31 December of £17.9 million (2001: £21.2 million).

Financial results

Financial Highlights

As a number of disposals were made over the year, a comparison with the previous year’s performance is difficult.

The focus on restructuring and cost cutting has seen LBITDA for continuing operations fall to £20.8 million (2001: £65.6 million). Operating expenses before exceptional items for 2002 were £59.6 million, representing a decrease of 77% from 2001 (£258.9 million), reflecting the impact of the restructuring activity. The loss before tax has been substantially reduced from £659.7 million to £65.3 million.

Exceptional charges in the period totalled £18.2 million and comprised redundancy charges of £3.0 million, the provision for rent on vacant property of £0.4 million, impairment of goodwill and intangible assets of £12.4 million, impairment of investments of £2.4 million.

Total revenues for 2002 were £35 million, a decrease of 50% compared to the same period last year of £70.4 million. These results include a revenue contribution of £8.5 million from Content and Baltimore Technologies Japan until 31 March 2002 and from the operations of Baltimore Technologies Pty Ltd until 31 May 2002.

In September 2002, we sold our Hardware business to AEP Systems, from whom we now source product, which is sold through our distribution channels. Whilst this hardware transaction has impacted our gross margin because we are now buying in the products, this has been largely off-set by the removal of fixed and variable costs associated with the business.

Net operating expense as represented by LBITDAE has been reduced to approximately £1.1 million per month during H2 2002 (H2 2001: £5.1 million per month), representing an improvement of 78%.

The Company had a cash balance at the end of the period of £17.9 million (2001: £21.2 million), having received £19.5 million (before costs) from the sale of the Content technologies business, the sale of shares held in Baltimore Technologies Japan and the sale of the Australian and Hardware businesses, with £2-3 million still to come in relation with 2002 divestments and no outstanding bank debt other than a £300,000 mortgage.

Headcount at 31st December 2002 was 295 (2001:885) and, as part of the planned reductions, headcount has since fallen further to 274 as at 28 February 2003.

As a result of the disposals and restructuring shareholders funds have fallen from £82.9 million to £16.4 million.

Baltimore’s Core business – our Continuing Operations

Our Continuing Operations represent just our core business of authorisation and public key based authentication products and solutions. Revenue from Japan and from the former Australian operation is now reported as third party revenue.

Baltimore Technologies

Chairman’s Statement

We have split out our performance into half-year periods to demonstrate the continuing stability of our revenue since the end of H1 2001.

	H1 2001	H2 2001	FY 2001	H1 2002	H2 2002	FY 2002

Continuing operations	20.56	13.08	33.64	13.52	12.98	26.5

Discontinued operations	18.36	18.42	36.78	8.55	0.00	8.55

Total	38.92	31.5	70.42	22.07	12.98	35.05

Licence revenue for continuing operations were £9.3 million (2001: £13.9 million) and accounted for 35% of total revenue in 2002 compared to 41% in 2001.

Services revenue for continuing operations for 2002 were £12.6 million, a decrease of 24% over last year. As services revenue is closely linked to licence revenue, this decrease further reflects the global slowdown in IT spending.

EMEA remains the Company’s most significant market, accounting for 74% of sales, with APAC and the US accounting for 8% and 18% respectively. We continue to pursue opportunities for revenue growth in APAC and in the US.

Gross margin for the year was 54% (2001:53%). The good progress reported in H1 02 was adversely impacted during H2 2002 by two factors: first, the change in treatment of the Hardware business and; secondly, we experienced a lower margin on our Professional Services related to a major contract. The closer integration of our Professional Services in EMEA into our core business model should lead to an improved utilisation and an improvement in gross margin.

Board and Management Changes

Phil Smith was appointed as Chief Financial Officer in March, and Chris Bunker retired as a non-Executive Director after the Annual General Meeting in May. John Cunningham, the senior independent Director, replaced Chris Bunker as Chairman of the Audit Committee. There are no plans to appoint any additional non-Executive Directors, as we believe that a Board of two Executive Directors and four non-Executive Directors, three of whom are independent, is the correct balance for a Company of our size.

The non-Executive Directors continue to receive only one-third of their fees in cash, with the balance postponed until after the AGM, when shareholders will be asked to approve that the balance be paid in shares.

Outlook

So far this year we have continued to win competitive business worldwide. However, based upon the current macroeconomic and geopolitical uncertainties there has been a relatively slow start to the year, as is true for the sector in general. Until our customers and the Board have better visibility, it is difficult for us to predict our performance and manage overall expectations.

Peter Morgan

Chairman

Baltimore Technologies plc

14 April 2003

Baltimore Technologies

Chief Executive’s Report and Review of Operations

2002 has been an important year in four regards:

•	The restructuring process launched in autumn 2001 has been completed;
•	Baltimore’s position as a high-end security infrastructure software company has been reinforced as a result of new product offerings and customer wins;
•	The future shape of the IT infrastructure has been further crystallizing, in particular in regard to security services; and
•	Baltimore has been repositioned for future growth.

Executing and completing the restructuring process

The objectives of the restructuring process have been twofold: first to refocus our Company on its core products of authentication and authorisation technologies as a software security specialist and second, to lay the foundation for continuous improvement in operational productivity. Four areas stand out:

•	Total commitment to innovation. Throughout the restructuring process we put our ability to innovate first. Today, we have a strong product and technology platform to build upon.

•	Our global presence has been reinforced through tighter integration. Through the reduction of management layers in Asia-Pacific, EMEA and the US, we have succeeded in reinforcing our respective regional presence. Today, the Company is run on a highly centralised regional basis. This has allowed us to better leverage knowledge and integrate worldwide customer experiences throughout the Company. We continue to win high-profile accounts in all three regions: the Americas, EMEA and APAC.

•	Professional Services (PS) has been refocused around our partner-centric business model. As high-end security specialists, our PS force is the ‘consultant to the consultants’. Our depth of high-end PS security expertise is highly competitive worldwide. It has been underutilised, in particular at the end of the last year and this should be corrected by our having a closer engagement with customers and partners.

•	The management structure has been reinforced. The Management Committee, chaired by myself, consists of all five EVP’s and four SVP’s, who together are responsible for the key functions and regions of the business. This facilitates fast and effective decisions and direction.

Baltimore’s position as a high-end security infrastructure software company

Today, Baltimore Technologies has a leading position – worldwide – in high-end PKI-based security process management software for the Finance and Government sectors. During 2002, supported by our SelectAccess authorisation product, we have succeeded in further strengthening our brand recognition for high-end security workflow management. The highly modular, open and flexible architecture of all our products remains without parallel in our industry. Please see the Business Review on page 6 that comprehensively summarises our product and services offering.

Despite the restructuring process, we have not lost any major customers, and we had a renewal rate in excess of 80% for support contracts. The growing, global and blue chip nature of our customer base combined with recurrent support service contracts, which extend the ongoing client relationship constitutes a core asset of our Company.

The launch of Version 5.0 of SelectAccess in April 2002 set the benchmark for state-of-the-art authorisation technology – as numerous independent product reviews have testified. New customer deployments (e.g. Siemens Transportation Group) as well as significant licence upgrades in established accounts highlight the strengths of its product features and its cost-effectiveness.

The future of SelectAccess will be important not just as a standalone authorisation product but as a key technology for our increasingly user-centric security workflow management offering. During 2003 we plan to further enhance SelectAccess’ interoperability with major IT platform vendors, and progressively add other Identity Management and web services features while building market share.

The launch of UniCERT Version 5.0 in June 2002 – strengthening functionality while streamlining ease of deployment –represented a milestone in UniCERT’s product history. Worldwide, UniCERT stands out as the market’s flagship certificate lifecycle management platform. Not only as a product but also as an embedded technology, UniCERT will play a critical role in high-end IT infrastructure for the years to come.

Towards the end of 2002, we launched Trusted Business Suite (TBS). TBS packages and pre-configures our core products so that those can be seamlessly exploited in combination with specific Third Party applications. The Oracle Trusted Portal Solution is just one example of packaging our core technologies to security-empower leading Third Party platform applications.

The future shape of IT infrastructure has been further crystallising

Mobility, personalisation and digital identity management will remain the IT industry’s driving forces for the foreseeable future. The flexible provisioning, management and enforcement of uses’ authentication and authorisation credentials

Baltimore Technologies

Chief Executive’s Report and Review of Operations

have become an imperative cornerstone of every business-oriented IT infrastructure. Security cannot be reduced to technology, but is first and foremost about organisational and transactional workflows and policies. Indeed, security technology is only as good in so far as it allows flexible representation and enforcement of the individual business and risk management policies and processes of a particular organisation.

We consider the issuance of certificates as only one of the many security services that an IT infrastructure must be able to access. Baltimore’s key competitive strengths are in the delivery of secure user registration as well as the management of security processes across hybrid IT systems. We will continue expanding our policy-centric product portfolio, reflecting the need for new services including roaming, form signing, time stamping, audit servers, key archive servers, signature validation and verification engines. Our products uniquely address the needs of a high-end customer base where IT environments are multiplatformed, policy-centric and high-volume.

In regard to Web Services, we believe that future progress will remain evolutionary. However, in the long term, it will be of relevance to every major IT infrastructure and security will be paramount. Baltimore will continue playing a critical role in the first-mover productisation of web services standards as our SelectAccess SAML Server, UniCERT XKMS server, and KeyTools XML products have demonstrated. For the time being, our strategy will be principally confined to “Web Services” – enablement of existing infrastructures.

Baltimore has been repositioned for future growth

We have successfully revitalised and strengthened our core business as well as employee base, invested in promising new product categories (Trusted Business Suite; Web Services), reinforced our strategic partnerships (in particular with Microsoft and Oracle) and laid the foundation for an increasingly productive operational infrastructure. Today, our challenge is to grow revenues rather than to drive profitability through cost reduction.

Whilst we expect the overall IT environment will remain sluggish throughout 2003, we believe that spending will become increasingly selective and focused. While overall IT budgets may not grow, security as part of IT budgets should increase during 2003. Public sector demand will be critical, because the private sector environment will remain very challenging, slow moving and unpredictable.

We expect that the vertical mutualisation of trust infrastructures as well as the new services that allow, for example, banking institutions to increase transaction volume, will critically determine the adoption of trust schemes such as Identrus. We anticipate an increase in the adoption of trust schemes in banking and finance. Financial clearing services providers, such as BBS in Norway and Actalis in Italy, for example, will increasingly allow their banking clients to both mutualise the infrastructure investment for trust schemes, such as Identrus, and focus on new revenue-generating opportunities. These trends should positively impact the growth of Baltimore infrastructure products and services.

Throughout 2002, major wins in Government and Finance worldwide are strong evidence of our continuing competitiveness. During 2003, we anticipate demand for our infrastructure products from Finance and Government organisations in Eastern & Central Europe, the Middle East and Northern & South East Asia.

We believe, that Baltimore is well positioned to take advantage of an increasing appreciation of the value and importance of IT security. However, our future success will be significantly determined by the following factors.

Innovation. We will further exploit our core expertise in managing security processes and policies, in particular in areas such as digital signatures. Our objective is to emerge as the leader for high-end PKI-based security workflow management.

Partnerships. During 2002 we have successfully rebuilt a partner centric business model. During 2003 our partners will play a critical role in extending our market reach to high-end enterprises.

Productivity. During 2002 we have achieved a high level of transparency throughout our operational infrastructure. During 2003, growth in software revenues will be key to our productivity.

Transparency. As the ‘normalisation’ of our business has taken root, today we are in a stronger position to provide transparency around our technology vision and business model. During 2003, we believe, Baltimore will offer a very tangible proposal as both an investment opportunity as well as a business partnership.

Bijan Khezri

Chief Executive

Baltimore Technologies plc

Certain statements that are not historical facts including certain statements made over the course of this document may be forward looking in nature. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements contained in or implied by such forward looking statements.

Baltimore Technologies

Business Review

Security, Trust and Risk Management

Business and Government use of the Internet is growing. Organisations are achieving real business benefit in using Internet technology driven by the need to increase efficiencies both within an organisation and across the supply chain. Achieving these efficiencies while managing risk associated with using public networks for transactions and communication is a critical driver for a strong security system.

The higher the value of transactions, the greater the sensitivity of information and value of intellectual property, the greater the need for a security management system that can assure the identity and entitlements of users transacting over public networks. In addition, the range of entry points to corporate and government networks – including mobile workers, external clients, partners, customers - and the multitude of devices (phones, PDAs) being used requires a system that can provide a unified security management approach.

According to a recent report published by Industry Analyst, IDC security is transforming into a true business enabler for collaborative commerce and supply chain integration.

At the heart of providing this level of security is a “Trusted” Identity. Our vision is that PKI based digital identities will become the Identity of choice for organisations. As the strongest form of digital identification, its ultimate strength is the persistent security it provides through digital signatures, in essence the ability to provide trust “after the fact”. Trust can only be assured though a security system that adheres to a number of processes – strong registration is one; credential lifecycle management is the other. The management of a security credential – from initial creation, through its entire lifecycle—is based on the policy and processes that underlie the system and is fundamental to the assurance of the identity. Baltimore’s flagship products—UniCERT and SelectAccess—together have evolved to deliver this unified security management system, which can provide a range of Security Services around Trusted Identities.

Commitment to Innovation

During 2002, we have continued to invest in our technology introducing significant enhancements to our existing flagship products, UniCERT and SelectAccess.

In April, with Version 5.0 of SelectAccess, Baltimore introduced the first commercially available product in its class to leverage the Security Assertion Mark up Language standard (SAML) for cross-organisational Single Sign On (SSO) and securing Web Services. SelectAccess 5.0 facilitates extending working relationships across different organisations and platforms.

In June, UniCERT Version 5.0 was released, introducing innovative enhancements, such as XML Key Management Specification (XKMS) to public key authentication technology, by adding new features that enhance usability, improve the cost-of-ownership, and allow for faster integration and interoperability across a multitude of platforms.

October 2002 saw a significant addition to our portfolio with the launch of Baltimore Trusted Business Suite. Trusted Business suite is a range of solutions that tightly integrate public-key based security directly into business applications to provide security for Virtual Private Network’s, Web access, email, secure messaging, form signing and the Oracle Portal. These solutions are targeted at organisations that need to manage risk and ensure the source, integrity and privacy of transactions and information over public networks. Leveraging the power and flexibility of digital signatures and digital certificates, Trusted Business Suite is preconfigured to be deployed “out of the box” enabling organisations to realise an immediate return on investment.

The solutions offered in Trusted Business Suite include:

•	Trusted Documents

Enables any document created in any desktop application to be digitally signed and encrypted helping organisations keep electronic processes efficient, secure, and paperless. A point-and-click toolbar can be integrated directly into Adobe Acrobat, Microsoft Word, and Microsoft Excel making signing quick, visible and convenient for users.

•	Trusted Forms

Allows any HTML and XML based communications and transactions to be secured and authenticated using digital signatures and digital certificates to provide assurances over the source and accuracy of electronic data. Also provides real-time verification and validation of digital signatures and certificates offering robust security and strong non-repudiation.

Baltimore Technologies

Business Review

•	Trusted E-Mail

Enables organisations to quickly and easily assign digital certificates to every e-mail user, giving them the power to digitally sign and encrypt e-mails, ensuring that messages cannot be opened by anyone other than the intended recipient, that content cannot be tampered with and providing a powerful non-repudiation tool. Trusted E-Mail significantly enhances the native security provided by Microsoft Outlook and Outlook Express.

•	Trusted Web-Mail

Enables an organisation to seamlessly extend messaging to extranets, web services and communications portals, giving external parties simple and secure access to e-mail anytime, anywhere. The Trusted Web-Mail solution plugs into standard e-mail servers such as Microsoft Exchange or Lotus Notes and provides users with the ability to sign and encrypt messages, and verify and validate digital certificates and digital signatures in real-time.

•	Trusted VPN

Creates a more scalable, manageable and more secure Virtual Private Network (VPN) using digital certificates. Trusted VPN is built on industry leading Cisco VPN technology combined with a complete user enrolment and management facility centralised control and download of user software if required. Digital certificates not only provide superior security for VPN authentication over conventional UserIDs and Password based implementations, but also offer vastly enhanced scalability and reduce the administrative burden.

•	Trusted Web

Provides a simple solution to grant access rights to online business resources and data while protecting company assets. Combining SSL client authentication, access control, authorisation management and single sign-on it enables organisations to capitalise on the potential of extranets, intranets and portals. Trusted Web makes it fast, easy and efficient to implement and use digital certificates to provide the most secure access control to sensitive web-based resources.

•	Trusted Portal For Oracle

Provides a robust security solution for the Oracle 9iAS Portal encompassing features such as SSL client authentication, access control, authorisation management and single sign-on to enable organisations to capitalise on the potential of their Oracle 9iAS portal. Trusted Portal for Oracle makes it fast, easy and efficient to implement and use digital certificates to provide the most secure access control to any Oracle 9iAS based resources

Future: Market Drivers for our product and solution set

•	Identity Management: Identity management has become a strategic business issue. It isn’t a single system but an infrastructure that will serve to consolidate a plethora of users—people, devices, and applications—dispersed across a broad number of applications, manage the access rights and enable greater security. Security Management of digital identities within this infrastructure is increasingly critical. While some digital identities will continue to be PIN and password based, there will be increased demand for a “Trusted Identity” which is also capable of signing transactions.

•	Evolution of the IT ecosystem: The general IT ecosystem itself is changing and the Internet is evolving to become the “middleware” of this Public Network. With the advent of web services and grid computing, a truly distributed application delivery model will come into being. Security will be a critical enabler as the need to securely connect users to applications and machines to machines for example will drive the need for identity, verification and entitlements to be managed to access these distributed services. PKI is the security mechanism that is being heralded to secure this environment.

•	Increased Mobility – In an increasingly mobile environment, the need for credentials to be portable and interoperable is also fundamental. Trends such as the move to Multi- Application Smart Cards which can facilitate physical, network and logical access is very important. The concept of a portable Smart ID (Identity) whether it be a smart card, token, mobile phone or PDA is becoming a reality and will enable ease of access and use digital certificates on these credential stores.

•	Public/Private Partnerships – Trust Infrastructures similar to those of our clients BBS, Actalis and Italian Government National ID schemes can be further leveraged across industry to deliver security services to enable citizens (consumers) undertake e-government and e-banking services with confidence.

The strength and breadth of our technology lies in its ability to support distributed heterogeneous systems, applications and domains and the fact it can support web, legacy and now web service environments. Baltimore has been, since its inception, committed to developing open, standards-based, security infrastructure which interoperates with major applications and platforms. We will continue to execute on this goal, extending partnerships with leading players to ensure our security “systems” fit seamlessly into customer environments.

Baltimore Technologies

Financial Review

The purpose of the Financial Review is to provide a discussion of the 2002 results for the year compared to the year ended 31 December 2001, for comparative continuing and discontinued operations. It also provides details of material movements between the years ended 31 December 2001 and 31 December 2000.

These consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. See note 27 to the consolidated financial statements for a summary of the main differences between UK GAAP and US GAAP as they relate to the Company.

Overview

Baltimore Technologies is a global provider of e-security products, services and solutions designed to enable customers worldwide to conduct e-business securely and to interact more effectively with their customers, suppliers and partners.

Since the Company’s inception in 1988, it has evolved from being a high-end security consulting firm in the United Kingdom to being a leading international provider of e-security software and hardware based security products and services. In March 1998, the Company acquired Security Domain (now named Baltimore Technologies Pty Limited), a privately held Australia based company, which gave the Company a presence in APAC and provided the Company with advanced complementary technology enabling the Company to apply its security expertise to the growing Internet-based security sector. In January 1999, the Company acquired Baltimore Technologies Limited, a privately held e-security product company and the developer of the award winning Baltimore UniCERT PKI system.

During 2000 the Company completed five acquisitions. Network Solutions Japan and Cybertrust Solutions Inc were acquired in March, CyberTrust Japan KK in July, Content Technologies Holdings Ltd in October and Nevex Software Technologies Inc in November. These acquisitions extended the Company’s e-security product and services offering, to include content security and authorisation and access management solutions.

2000 saw a major expansion of the Company with the objective of broadening its product and service portfolio based on readily available equity based funding. The unanticipated downturn in the economy, in particular in IT spending, in early 2001, meant the Company was no longer able to access the equity markets for funding and therefore, the Company retrenched from the “one-stop-shop” strategy to concentrate on its core competence of authentication and authorisation solutions.

With the downturn in revenue in Q1 2001, the Company began the process of reviewing its business and cost base, with a view to eliminating duplication and unproductive expense through headcount reduction and savings in facilities and discretionary spend. In May 2001 the Company announced the first step in its restructuring programme. In August 2001, the Company announced the conclusions of the review, which showed that the Company was operating two businesses with only limited synergies between them, namely the business of authentication and authorisation solutions and the Content Technologies business. Whilst the Board strongly believed in the potential of both businesses, it also recognised that their proper exploitation required significant investment of cash and management time. Accordingly, the Company concluded that a course of disposing of non-core areas such as the Content Technologies business and focusing on the core business of authentication and authorisation was the most appropriate strategy to maximise the overall return for all shareholders and benefit all stakeholders.

Therefore, in 2002, the Company sold 100% of its holding in Content Technologies. The consideration for the sale was represented by cash of £12.0 million, loan notes of £2.5 million and an 11% shareholding in Clearswift, carried at £6.0 million. The Company successfully strengthened the local ownership in Baltimore Technologies Japan by reducing its stake to 19%. The Company now accounts for its Japanese interest as an investment and no longer consolidates the results of Baltimore Technologies Japan (BTJ). BTJ holds a twelve-year exclusive licence for the distribution of Baltimore products in the Japanese market and continues to promote and sell Baltimore’s e-security solutions in Japan. The licence has eight years left to run.

The Company also sold the trade and assets of Baltimore Technologies Pty Ltd, the Company’s Australian subsidiary based in Sydney, for a total consideration of AUS$5.7 million (£2.2 million), to SecureNet Ltd. SecureNet Ltd is a leading provider of Internet and security services in APAC and was appointed exclusive distributor of Baltimore’s products and related services in ANZ (Australia and New Zealand). Hong Kong is now the Company’s headquarters for North and South East Asia, supported by an office in Singapore. In October 2002, the Company divested its UK-based hardware operations for a total consideration of £4.0 million of which £2.7 million was received in cash, to Ireland-based AEP Systems Limited, a private company specialising in high performance cryptographic sub-systems and appliances. At

Baltimore Technologies

Financial Review

the same time AEP appointed the Company as a worldwide distributor of Baltimore’s former hardware products. This provides the Company with a platform to exploit chip-based security technology, and reinforces the software focus of our business around high-end authentication, authorisation and digital signing systems in finance, government and wireless sectors.

The Company’s operating results have varied significantly in the past year and are likely to vary in the future due to a variety of factors. In particular, the Company’s past acquisitions, and disposals, combined with its strategic reorganisation makes it difficult to predict future results and trends. The purchase of the Company’s products often requires material capital commitments from its customers; in periods of budgeting constraints or other business commitments this type of investment may be viewed as discretionary and therefore be deferred or cancelled. Furthermore, the recognition of licence revenue is dependent on the compliance of the revenue to certain criteria including but not limited to timing of customers’ acceptance.

Revenue

2002 was another difficult year for most technology companies and Baltimore Technologies was no exception. However, despite this the Company achieved revenues of over £35.0 million (£26.5 million excluding the revenue from discontinued operations) for the year ended 31 December 2002, which demonstrates the underlying strength and the belief the Company’s customers have in the Company’s core authentication and authorisation products.

During 2002 Baltimore signed over 50 new customers and continued to grow existing business through its strong and loyal customer base, particularly in the Finance and Government sectors, continuing its dominance in these sectors. Key new customer wins included BBS in Norway—a EUR 3.4 million (£2.2 million) deal to provide the Digital Trust Infrastructure in the Nordic Region, ING Bank in the Netherlands and Ceska Sporitelna (Czech Savings Bank) in the Czech Republic. In addition Baltimore secured the single largest Identrus implementation to date in the Financial Services Sector with Actalis in Italy.

In the Government sector, Baltimore also secured a number of new contracts including the Dutch Government and Diginotar in Holland and the Population Register Centre of Finland (PRC). In addition we signed with the Region of Lombardia, Italian Army and the Ministry of Defence in Italy. Siemens Transportation Systems Group (TS), a division of Siemens AG, also selected Baltimore’s SelectAccess product to secure access for its employee, vendor and partner network.

Baltimore continued to show leadership in the Wireless market, being selected by Orange SA to be the exclusive security provider for their SPV, the first Microsoft Windows Powered Smartphone released to market. Baltimore was chosen by Orange SA to be the exclusive provider of PKI based code signing certificate services to its Independent Software Vendors (ISVs). In addition SFR, the second largest mobile operator in France, chose Baltimore to provide the security technology behind a new national mobile commerce service to enable mobile subscribers to digitally sign transactions over mobile phones and simultaneously authorise secure credit card payments.

Over the three financial years ended 31 December 2002, the Company has derived revenue from the following main product and service categories: sales of licences, systems integration, consulting and support services, hardware security products and sales of third party products. Hosting facilities were introduced following the acquisition of GTE CyberTrust Technologies Inc. in March 2000. Historically, the Company generated most of its revenue from sales of hardware security systems and services. In 1998, as the Company’s business became more licence orientated, it began generating licencing revenue from the Company’s independently developed software products. The acquisition of Baltimore (Ireland) in January 1999 increased the growth of the Company’s licence revenue which grew to 52% of total revenue in the year ended 31 December 2000 from less than 1% in the year ended 30 April 1998, prior to the acquisition of Baltimore (Ireland). During the year ended 31 December 2002, licence revenue was 37% of total revenue. The Company believes that licence revenue is a key driver of financial performance. The Company can provide no assurance that it will have revenue growth or achieve profitability. Should the character of its revenue change in the future, the Company may make corresponding changes in the classification of its revenue.

Licence revenue is derived from the sale of software licencing rights to customers and resellers. Pricing of the Company’s PKI products is usually based on a per licence or per user basis, with an appropriate discount structure. The Company recognises revenue from perpetual software licence agreements that are not under long-term contracts upon receipt of an executed licence agreement (or an unconditional order under an existing license agreement) and shipment of the software, if there are no significant remaining vendor obligations and where collection of the receivable is probable. Fees from reseller agreements are recognised over the period of the agreement.

Baltimore Technologies

Financial Review

Hardware revenue consists primarily of sales of network encryption devices and hardware used in connection with PKI solutions. Hardware revenue is generally recognised when units are delivered or where delivery has not taken place but customers have accepted the products, and the Company has completed the manufacturing process and performed all services essential to the functionality of the product. Hardware revenue will no longer be recognised separately by the Company following disposal of the hardware business in September 2002 but will be included within Third Party Products.

Historically, service revenue has been derived from assisting the Company’s customers in integrating its products with other products (such as end user applications and systems) and writing code for specifically designed software solutions for the Company’s customers. It has also been derived from providing information security consultancy services together with education and training and a range of post sales support services. Service revenue is currently comprised primarily of revenue from consulting, education and training (primarily implementation services related to the installation and deployment of the Company’s products), systems integration and customisation of its core technology and products and the provision of maintenance and support for hardware, licence products and installed systems. Hosting services featured for the first time in 2000 with the acquisition of GTE CyberTrust Technologies Inc.

Service revenue derived from fixed fee long-term contracts is recognised on the percentage of completion method for individual contracts. Revenue is recognised based on the ratio of costs to total estimated contract costs, which typically includes all labour costs and direct costs related to contract performance. Changes in job performance, estimated profitability and final contract settlements may result in revisions to costs and income in the period in which the revisions are determined. Provisions for any estimated losses on uncompleted contracts are made in the period in which such losses are determinable. The asset “amounts recoverable on contracts” represents revenue earned in excess of amounts billed. Included within the “payments on account” liability are billings in excess of costs and estimated earnings on uncompleted contracts. This represents billings in excess of revenues recognised. The Company recognises revenue from consulting and training, implementation, customisation and integration work, which are provided on a “time and expense” basis, as the work is performed. The Company recognises revenues from maintenance rateably over the term of the maintenance period, which is typically one year. Payments received in advance of services performed are recorded as deferred income. Although the Company will generate significantly lower revenue from independent consultancy services in the future, it expects that service revenue will continue to constitute a significant percentage of its total revenue.

Third party product sales typically result where customers specifically require products that the Company does not provide but can obtain from third parties and with regard to which it may provide better support and integration with the Company’s core products than the original supplier. The Company recognises revenue from third party product sales upon customer acceptance, by which time customer testing has typically been completed. The Company does not actively seek to develop third party product revenue and expects that it will continue to arise principally in conjunction with sales of its core products.

Sales and Marketing

The Company sells and markets its products in many geographic regions and market sectors. As of 31 December 2002, the Company had 174 employees engaged in sales and marketing in 14 locations worldwide, primarily in the EMEA, Americas and APAC regions.

The Company’s sales force is organised by geography and by type of sales, including direct sales, sales through partners and industry specific sales. In addition, the Company has key account managers for strategic global accounts. The Company also employs engineers to provide pre-sales technical support to its sales force. It targets strategic industry sectors including: financial, healthcare, telecommunications, government and large enterprises. The Company also targets companies which act as commercial certificate authorities, also known as trusted third parties. In the high-technology sector, the Company targets the software developer community for sales of its toolkit products. The Baltimore Trusted World programme unites a wide variety of partners including system integrators, technology vendors, e-service providers and resellers. In certain territories the Company works closely with a single reseller who also acts as a joint marketing partner.

The Company’s marketing organisation pro actively promotes its products and services in strategic markets. The Company drives a variety of programmes ranging from lead generating campaigns through to brand awareness initiatives. These programmes include media and industry relations, trade shows and conferences, seminars, direct mail and advertising. The Company has always recognised the value of the Internet as a core marketing tool, utilising the

Baltimore Technologies

Financial Review

web, e-mail and other cyber-marketing techniques. Additionally, the Company’s marketing group actively monitors industry news, events and trends to better identify and position the Company in emerging market niches. The Company’s structure encourages a high degree of communication and co-operation between its sales and marketing, research and product development functions which enables it to respond quickly to evolving market demands.

Patents and Proprietary Rights

The Company has relied primarily on agreements with suppliers, non-disclosure and non-competition agreements with employees and consultants, and other contractual provisions to protect its core intellectual property. The Company holds one patent in Australia for a “Configurable secure terminal device”. It also holds additional patents in Australia and in the United States for the “Method and system for secure, decentralised personalisation of smartcards”. In general, however, the Company has chosen not to publish the details of its source code and other proprietary methods as would be required in connection with the filing of patent applications. It generally believes that the disclosure associated with filing for patent protection would expose the Company to greater potential harm from its competitors and others in the computer industry discovering and/or copying its technology than the protection that any subsequently issued patents would have afforded it. While the Company cannot be sure that its core intellectual property secrets have not been revealed to its competitors, it has taken reasonable measures to keep this information confidential. See “Risk Factors – The Company’s intellectual property could be used by others without its consent because its ability to protect its intellectual property is limited”.

The Company also relies on a combination of copyright, trademark and trade secret laws to establish, maintain and protect its proprietary rights. It has copyright and trade secret rights for its products, consisting mainly of source code and product documentation. The Company and its subsidiaries have registered the following trademarks: UniCERT™, BALTIMORE PKI PLUS™, FormSecure™, BALTIMORE™, WEBSECURE™, W/SECURE™, TRUSTED WORLD™, CRYPTOLAYER™, ZERGO™, CYBERTRUST™, KEYTOOLS™, TELEPATHY™, VIRTUAL CA™, X/SECURE™ and ZSA™. All other trademarks or trade names referred to in this annual report and 20-F are the property of their owners.

Contracts

The Company is dependent on contracts with third parties for the provision of third party developed technology such as an Oracle data base and other technology from AT&T and Chrysalis International Corporation. This third party technology is incorporated in some of the Company’s products. The company cannot be sure that these third party technologies will continue to be available to it on commercially reasonable terms or at all. The Company’s success depends on its ability to have access to the third party developed and licensed technologies that are or may become important to enable its products to function correctly. The loss of, or the Company’s inability to obtain, important technology could harm its ability to sell its products which incorporate technology licensed from third parties.

Property

The Company’s operational headquarters are at 39/41 Parkgate Street in Dublin, and it commenced the lease at Block B at 39/41 Parkgate Street on 1 June 2000. This property has a total area of 23,720 square feet. The rent on this lease is EUR 0.6 million (£0.4 million) per year. There was a three-month rent-free period at the beginning of the lease. The term of this lease is 25 years with rent revisable every five years, and there is a tenant-only option to break the lease after 15 years.

The Company’s registered office is at Innovation House, 39 Mark Road, Hemel Hempstead, Hertfordshire HP2 7DN, United Kingdom. The Company owns these premises subject to a £0.6 million mortgage which is payable in full by May 2005. The premises comprise of 19,900 square feet. The Company also leases premises at Building 1310 Waterside, Arlington Business Park, Theale, Reading, Berkshire RG10 4SA, pursuant to a lease dated 12 December 2000 and made between API (No 10) Limited (as landlord) and Baltimore Technologies plc (as tenant). The lease is for a term of 16 years and 6 months from 12 December 2000 and is at a yearly rent of £1,247,096. These premises comprise of 44,145 square feet. Following the disposal of Content Technologies Holdings Ltd in March 2002, the Company leases 29,440 square feet of these premises to Clearswift Corporation under a sublease expiring 9 June 2017. Following relocation of the Company’s registered office to Hemel Hempstead, the remaining part of the building is unoccupied and a tenant is currently being sought to sub-lease this space.

The Company’s main office in the United States is at 77, A Street, Boston, MA 02494-2806, where it leases approximately 27,250 square feet of office space. This lease terminates on 31 December 2003. The Company’s main office in Canada is at 121 King Street West, Suite 1000, Toronto, Ontario M5H 3T9.

Baltimore Technologies

Financial Review

Regulatory and Other Government Requirements

The Company’s products are currently being developed in the United Kingdom, Ireland, United States and Canada, and marketed and sold in a number of countries internationally. These products are subject to export restrictions administered in each of the production jurisdictions by the appropriate government departments, as well as under the terms of the Wassenaar Agreement, an international treaty which sets forth minimum export control standards for 33 nations, including the United Kingdom, Ireland, the United States and Canada. The treaty imposes minimum controls only, however, and each country imposes additional export controls.

The rapid rate of technological development has led to a number of jurisdictions, including the United States of America, United Kingdom, Ireland, Australia, the United States, Japan and Canada, to review the laws, regulations and other requirements applicable to the development, sale, export and usage of encryption and related technology especially in relation to user privacy, interception by law-enforcement agencies, pricing and quality of products and services. Therefore, regulatory and other government requirements are likely to change in ways which the Company is unable to predict.

Baltimore Technologies

Financial Review

Results of Operations

The following table sets forth operating data for the Group.

	Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Year ended 31 December 2002

	£000	£000	£000

Revenue

Licence	9,282	3,585	12,867

Hardware	1,292	51	1,343

Services	12,552	4,714	17,266

Third party products	3,461	107	3,568

Net Intercompany	(91)	91	–

Total revenue	26,496	8,548	35,044

Cost of sales

Licences	(248)	(236)	(484)

Hardware	(394)	(1)	(395)

Services	(10,088)	(2,563)	(12,651)

Third party products	(2,404)	(91)	(2,495)

Net Intercompany	762	(762)	–

Total cost of sales	(12,372)	(3,653)	(16,025)

Gross profit

Licences	9,034	3,349	12,383

Hardware	898	50	948

Services	2,464	2,151	4,615

Third party products	1,057	16	1,073

Net Intercompany	671	(671)	–

Total gross profit	14,124	4,895	19,019

Operating expenses

Research and development	(9,941)	(1,181)	(11,122)

Sales and marketing	(18,646)	(4,303)	(22,949)

General and administrative expenses	(10,256)	(1,753)	(12,009)

Amortisation and impairment of goodwill and intangible assets	(27,503)	(4,218)	(31,721)

Total operating expenses	(66,346)	(11,455)	(77,801)

Operating loss	(52,222)	(6,560)	(58,782)

Share of operating loss of associated undertaking	–	–	–

Gain/(Loss) on sales of businesses	1,741	(9,790)	(8,049)

Gain on sale of tangible fixed assets of continuing operations	591	–	591

Interest receivable and similar income	955	296	1,251

Interest payable and similar charges	(254)	(18)	(272)

Loss on ordinary activities before taxation	(49,189)	(16,072)	(65,261)

Tax on loss on ordinary activities	(368)	(35)	(403)

Loss after taxation	(49,557)	(16,107)	(65,664)

Minority interest	–	936	936

Loss for the financial period	(49,557)	(15,171)	(64,728)

Baltimore Technologies

Financial Review

Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Year ended 31 December 2001	Continuing Operations Year to 31 December 2000	Discontinued Operations Year to 31 December 2000	Year ended 31 December 2000

£000	£000	£000	£000	£000	£000

13,939	17,360	31,299	22,818	13,034	35,852

2,580	372	2,952	3,719	75	3,794

16,621	15,469	32,090	17,880	8,333	26,213

3,196	884	4,080	3,078	434	3,512

(2,697)	2,697	–	(4,548)	4,548	–

33,639	36,782	70,421	42,947	26,424	69,371

(534)	(1,221)	(1,755)	2,154	(3,411)	(1,257)

(1,294)	(3)	(1,297)	(2,549)	–	(2,549)

(15,887)	(11,140)	(27,027)	(12,840)	(4,476)	(17,316)

(2,194)	(818)	(3,012)	(2,244)	(409)	(2,653)

4,581	(4,581)	–	4,906	(4,906)	–

(15,328)	(17,763)	(33,091)	(10,573)	(13,202)	(23,775)

13,405	16,139	29,544	24,972	9,623	34,595

1,286	369	1,655	1,170	75	1,245

734	4,329	5,063	5,040	3,857	8,897

1,002	66	1,068	834	25	859

1,884	(1,884)	–	358	(358)	–

18,311	19,019	37,330	32,374	13,222	45,596

(18,139)	(5,992)	(24,131)	(11,723)	(2,997)	(14,720)

(48,904)	(26,387)	(75,291)	(37,884)	(11,845)	(49,729)

(22,115)	(9,704)	(31,819)	(11,878)	(3,286)	(15,164)

(88,613)	(481,335)	(569,948)	(71,817)	–	(71,817)

(177,771)	(523,418)	(701,189)	(133,302)	(18,128)	(151,430)

(159,460)	(504,399)	(663,859)	(100,928)	(4,906)	(105,834)

–	–	–	(290)	–	(290)

–	–	–	–	–	–

–	–	–	–	–	–

5,348	344	5,692	7,363	133	7,496

(1,382)	(162)	(1,544)	(153)	(257)	(410)

(155,494)	(504,217)	(659,711)	(94,008)	(5,030)	(99,038)

(75)	(91)	(166)	(335)	(102)	(437)

(155,569)	(504,308)	(659,877)	(94,343)	(5,132)	(99,475)

–	7,029	7,029	2,590	–	2,590

(155,569)	(497,279)	(652,848)	(91,753)	(5,132)	(96,885)

Baltimore Technologies

Financial Review

Application of Critical Accounting Policies

The Company’s critical accounting policies are as follows:

•	revenue recognition;
•	estimating of accrued liabilities, specifically in respect of unused rented office space; and
•	valuation of intangible assets and goodwill.

Revenue recognition

The Company derives its revenue from primarily two sources (i) product revenue, which includes software licence, hardware and royalty revenue, and (ii) services and support revenue which includes software licence maintenance, training, consulting and hosting arrangements revenue. As described below, significant management judgments and estimates must be made and used in connection with the revenue recognised in any accounting period. Material differences may result in the amount and timing of our revenue for any period if our management made different judgments or utilised different estimates.

The Company normally licenses its software products on a perpetual basis. The Company’s hosting arrangements require customers to pay a fixed fee and receive service over a period of time, generally one year. Customers may be charged a set up fee.

With certain minor exceptions (see pages 104 to 105) the Company applies the provisions of Statement of Position 97-2, “Software Revenue Recognition,” as amended by Statement of Position 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to all transactions involving the sale of software products and hardware transactions where the software is not incidental. The Company recognises revenue from the sale of software licences when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable and collection of the resulting receivable is reasonably assured. Delivery generally occurs when product is delivered to and accepted by the customer.

At the time of the transaction, the Company assesses whether the fee associated with the revenue transactions is fixed and determinable and whether or not collection is reasonably assured. The Company assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after its normal payment terms, which are 30 to 90 days from invoice date, the Company accounts for the fee as not being fixed and determinable. In these cases, the Company recognises revenue as the fees become due.

The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from its customers. If the Company determines that collection of a fee is not reasonably assured, it defers the fee and recognises revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

The Company uses a binding purchase order or signed licence agreement as evidence of an arrangement. Sales through its distributors are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction by transaction basis.

For arrangements with multiple obligations (for example, undelivered maintenance and support), the Company allocates revenue to each component of the arrangement based on the fair value of the undelivered elements. This means that the Company defers revenue from the arrangement fee equivalent to the fair value of the undelivered elements. Fair values for the ongoing maintenance and support obligations are based upon separate sales of renewals to other customers. Fair value of services, such as training or consulting, is based upon separate sales, by the Company, of these services to customers.

If an arrangement includes an acceptance provision, acceptance occurs upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period.

The Company recognises revenue for maintenance services rateably over the contract term. Its training and consulting services are billed based on daily or course rates, and the Company generally recognise revenue as these services are performed. However, at the time of entering into a transaction, the Company assesses whether or not any services included within the arrangement require it to perform significant work either to alter the underlying software or to build additional complex interfaces so that the software performs as the customer requests. If these services are included as

Baltimore Technologies

Financial Review

part of an arrangement, the Company recognises the entire fee using the percentage of completion method. The Company estimates the percentage of completion based on its estimate of the total costs estimated to complete the project as a percentage of the costs incurred to date and the estimated costs to complete.

Accrued rent liabilities in respect of unused office space

During the last twelve months the company has vacated office space in several countries. The remaining lives of these rental contracts cover a wide range from less than one year to over ten years. The company is endeavouring to procure sub tenants for the properties but in most cases the current state of the property markets means that the Company does not expect to recover the full cost of its continuing outgoing obligations.

The Company calculates its liability on a location by location basis, taking guidance from local letting agents on the appropriate current rents for similar properties and the length of time it may take to secure a tenant. The cash flows anticipated from a sub tenant are then matched to the Company’s known outgoings and the shortfall discounted to give a net present value liability at a rate matching local commercial interest rates receivable on deposits.

Valuation of long-lived and intangible assets and goodwill

The Company assesses the impairment of identifiable intangibles and related goodwill and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;
•	significant changes in the manner of the Company’s use of the acquired assets or the strategy for its overall business;
•	significant negative industry or economic trends;
•	significant decline in the Company’s stock price for a sustained period; and
•	The Company’s market capitalisation relative to net book value.

When the Company determines that the carrying value of intangibles and related goodwill and enterprise level goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, it measures any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. During 2002 some of these trigger factors occurred and the value of intangibles has been reduced by £12.4 million as a result of the impairment review which was performed. Net intangible assets and goodwill amounted to £4.6 million as of 31 December 2002.

Year Ended 31 December 2002 Compared to the Year Ended 31 December 2001

As a number of disposals were made during the year ended 31 December 2002, a true comparison to the year ended 31 December 2001 is difficult. The results of the year ended 31 December 2002 include the results of Content Technologies Holdings Ltd until 31 March 2002 only, the results of Baltimore Technologies Japan until 31 March 2002 only and the results from the operations of Baltimore Technologies Pty Ltd until 31 May 2002 only. The results for the years ended 31 December 2001 and 2002 have been reported to indicate comparative grouping of continuing and discontinued operations during both years, however they do not give a completely comparative picture since the discontinued operations only contributed during part of the financial year in 2002. Furthermore, headcount during the year fell as a result of these disposals, the disposal of the hardware business, and further significant reductions during the restructuring, from 885 at 31 December 2001 to 295 at 31 December 2002.

Revenue

Total revenue for the year ended 31 December 2002 has decreased to £35.0 million from £70.4 million in the year ended 31 December 2001, representing a decrease of 50%. In 2002 total revenue included £8.5 million from discontinued operations. Analysis of revenue from discontinued operations may be found in note 2 to the Financial Statements. Revenue for the year ended 31 December 2002 from continuing operations of £26.5 million, decreased from £33.6 million in the year ended 31 December 2001. This decrease reflects the global downturn in IT spending. Although new products were launched during the second half of 2002, the major element of change in revenue was sales volume of existing products. There was also no price increase between 2001 and 2002.

Baltimore Technologies

Financial Review

Revenue in Europe, the Middle East and Africa (“EMEA”) for the year ended 31 December 2002 was £22.2 million compared to £35.1 million in the year ended 31 December 2001. EMEA revenue accounted for 63% of total revenue compared with 50% reported for 2001. The increase in EMEA revenue as a percentage of total revenue is due to the slowdown in the US economy and the sale of the company’s operations in Australia, increasing the focus on EMEA.

Revenue in the Asia/Pacific Region (“APAC”) was £6.5 million for the year ended 31 December 2002 compared with £17.4 million for the year ended 31 December 2001. This represents 19% of 2002 revenues compared to 25% in 2001. The decrease in APAC revenue as a percentage of total revenue reflects the sale of the Company’s Australian operation.

Revenue in the Americas in the year ended 31 December 2002 was £6.3 million compared to £18.0 million for the year ended 31 December 2001, representing 18% of total revenues compared to 26% in 2001. The decrease in US revenue is due mainly to the slowdown in the US economy.

Licence revenue for the year ended 31 December 2002 was £12.9 million, compared to £31.3 million for the year ended 31 December 2001. In the year ended 31 December 2002, licence revenue included £9.3 million from continuing operations compared to £13.9 million from continuing operations in the year ended 31 December 2001. Licence revenue accounted for 37% of total revenue for the year ended 31 December 2002 compared to 44% for the year ended 31 December 2001. This decrease was caused by the global slowdown in IT spending which affects licence revenue more dramatically than other areas, particularly service and support, and the disposal of entities that contributed to licence revenue.

Hardware revenue for the year ended 31 December 2002 was £1.3 million compared to £3.0 million in the year ended 31 December 2001. Hardware revenue accounted for 4% of total revenue for the year ended 31 December 2002, unchanged from year ended 31 December 2001. The decrease in Hardware revenue is a further reflection of the global slowdown in IT spending.

Services revenue for the year ended 31 December 2002 was £17.3 million compared to £32.0 million for the year ended 31 December 2001. In the year ended 31 December 2002, services revenue included revenue of £12.6 million from continuing operations compared to £16.6 million from continuing operations in the year ended 31 December 2001. Services revenue is made up of revenue from Professional Services (Systems Integration, Consultancy and Training), Service and support, and Hosting.

In the year ended 31 December 2002 Professional Services revenue was £5.3 million compared to £13.4 million in the year ended 31 December 2001, representing 31% of total services revenue compared to 42% in the preceding year. As professional services revenue is closely linked with licence revenue, this decrease further reflects the global slowdown in IT spending.

Service and Support revenue in the year ended 31 December 2002 of £10.0 million decreased from £15.2 million in the year to 31 December 2001. This accounted for 58% of services revenue in 2002 compared to 47% in 2001. This decrease reflects the fact that 2001 includes a full year of service and support revenue from the Content business of £6.5 million, and only 3 months of service and support revenue from the Content business in 2002.

Hosting revenue for the year ended 31 December 2002 was £1.9 million compared to £3.5 million in 2001. This accounted for 11% of services revenue in 2002 compared to 11% in 2001. In the year ended 31 December 2002, hosting revenue included £1.3 million from continuing operations compared to £1.8 million from continuing operations in the year ended 31 December 2001.

Third party product revenue from the year ended 31 December 2002 was £3.6 million compared to £4.1 million for the year ended 31 December 2001. This revenue arose mainly when customers specifically required products that the Company does not itself produce (hardware and firewalls) to be installed in conjunction with its core products. Third party products accounted for 10% of the Company’s total revenue for the year ended 31 December 2002 compared to 6% for the year ended 31 December 2001. In the year ended 31 December 2002 third party product revenue included £3.5 million from continuing operations compared to £3.2 million from continuing operations in the year ended 31 December 2001.

Baltimore Technologies

Financial Review

Cost of Sales

Cost of sales in the year ended 31 December 2002 decreased to £16.0 million, or 46% of revenue, from £33.1 million, or 47% of revenue for the year ended 31 December 2001. Although high margin licence revenue decreased as a proportion of revenue, this was offset by improved margins on hardware (until disposal), services and third party products in the year to 31 December 2002 compared to the previous year. Within service revenue, the proportion representing higher margin support revenue also increased in 2002 compared to 2001. In the year ended 31 December 2002 cost of sales included £3.7 million from discontinued operations.

Cost of licence sales amounted to £0.5 million, or 4% of licence revenue for the year ended 31 December 2002, compared to £1.8 million or 6% of licence revenue for the year ended 31 December 2001.

Cost of hardware sales were £0.4 million for the year ended 31 December 2002 compared to £1.3 million for the year ended 31 December 2001. Cost of hardware sales represented 30% of hardware revenue in the year ended 31 December 2002 compared to 44% in the year ended 31 December 2001, due to better management of inventories.

Cost of services sales were £12.7 million for the year ended 31 December 2002 compared to £27.0 million for the year ended 31 December 2001. Cost of service sales represented 73% of service revenue in the year ended 31 December 2002 compared to 84% in the year ended 31 December 2001. This reflects the increased proportion of higher margin support revenue in 2002 compared to the same period in 2001.

Cost of professional services sales was £5.3 million for the year ended 31 December 2002, compared to £13.2 million for the year ended 31 December 2001. This represented 100% of services revenue in 2002 compared to 99% in 2001. Cost of professional services sales for the year ended 31 December 2002 included £1.0 million from discontinued operations. The expertise of the Company’s professional services staff is a key driver of the Company’s software sales. However, this effort does not detract from the Company’s intention to improve the gross margin of our professional services business.

Cost of service and support sales was £4.1 million for the year ended 31 December 2002, compared to £7.2 million for the year ended 31 December 2001. This represented 40% of services revenue in 2002 compared to 47% in 2001. Cost of service and support sales for the year ended 31 December 2002 included £0.8 million from discontinued operations.

Cost of hosting sales was £3.3 million for the year ended 31 December 2002, compared to £6.6 million for the year ended 31 December 2001, and represented 170% of hosting revenue in 2002 compared to 189% in the preceding period. Hosting revenue is often driven from an initial software sale and ongoing certificate fees, which are included in software revenue rather than in hosting revenue.

Cost of third party product revenue was £2.5 million or 70% of related revenues in the year ended 31 December 2002 compared to £3.0 million or 74% of related revenues in the year ended 31 December 2001.

Gross Profit

In the year ended 31 December 2002, gross profit was £19.0 million compared to £37.3 million in the preceding year. The gross margin for 2002 was 54% of total revenue compared to 53% for the year ended 31 December 2001. The increased gross margin for 2002 reflects an improvement in utilisation rates in the services area.

Operating Expenses

Operating expenses in the year ended 31 December 2002 were £77.8 million compared to £701.2 million in the year ended 31 December 2001. Exceptional items included in these totals contribute to the variance in the two periods. Exceptional items in the year to 31 December 2002 were £18.2 million and in the year ended 31 December 2001 were £442.3 million. Impairment of goodwill and intangible assets of £427.0 million in the year ended 31 December 2001, and £12.4 million in the year to 31 December 2002 were the main element of these exceptional charges.

The balance of exceptional items in the year ended 31 December 2002 was made up of £3.0 million redundancy costs, £0.4 million on the provision for costs associated with excess space and £2.4 million on the impairment of investments. These costs reflect the continuing impact of the Company’s restructuring implemented in 2001, and continuing through 2002. The restructuring resulted in the number of staff being reduced from 885 at 31 December 2001, to 295 at 31 December 2002.

Baltimore Technologies

Financial Review

Operating expenses before exceptional items in the year ended 31 December 2002 were £59.6 million compared to £258.9 million in the year ended 31 December 2001.

Research and development expenses in the year ended 31 December 2002 were £11.1 million compared to £24.1 million in the year ended 31 December 2001. This includes £1.2 million in the year ended 31 December 2002 from discontinued operations. Exceptional costs of £0.2 million were included in research and development expenses in the year ended 31 December 2002. Research and development represents 32% of total revenue in the year ended 31 December 2002 compared to 34% of total revenue in the year ended 31 December 2001.

The average number of research and development staff employed during the year ended 31 December 2002 was 131 compared to 248 during the year ended 31 December 2001. The reduced average headcount in 2002 is as a result of the decision taken in 2001 to restructure the Company, and the Company started 2002 with 206 staff employed in research and development.

Sales and marketing expenses in the year ended 31 December 2002 amounted to £22.9 million, or 65% of total revenues, compared to £75.3 million, or 107% of total revenues, in the year ended 31 December 2001. This includes £4.3 million in the year ended 31 December 2002 from discontinued operations. Exceptional costs relating to redundancy of £2.1 million were included in sales and marketing expenses in the year ended 31 December 2002.

The average number of sales and marketing staff employed during the year ended 31 December 2002 was 294 compared to 419 in the year ended 31 December 2001. The reduced average headcount in 2002 is as a result of the decision taken in 2001 to restructure the Company, and the Company started 2002 with 430 staff employed in sales and marketing, down from a peak of 487 during 2001.

General and administrative expenses in the year ended 31 December 2002 were £12.0 million (34% of total revenue) compared to £31.8 million (45% of total revenue) in the year ended 31 December 2001. This includes £1.8 million in the year ended 31 December 2002 from discontinued operations. Exceptional costs of £0.7 million were included in general and administrative expenses in the year ended 31 December 2002.

Total amortisation of goodwill and other intangible assets in the year ended 31 December 2002 amounted to £31.7 million of which £12.4 million was an exceptional charge representing the impairment of goodwill and intangible assets, compared to the total amortisation charge of £569.9 million in 2001. The decrease is mainly due to the impairment of intangibles in 2001, as well as the disposal of Content Technologies Holdings Ltd, Network Solutions Japan KK, CyberTrust Japan KK, Baltimore Technologies Pty Ltd and the hardware business. Details of amortisation and impairment may be found in note 11 to the financial statements.

Interest and Similar Income/Charges

Net interest income and similar income and charges amounted to £1.0 million in the year ended 31 December 2002, compared to £4.1 million in the year ended 31 December 2001. Interest income arises on funds on deposit. Interest expenses consist mainly of interest on short and medium term loans and unsecured loan notes. The amount is shown after foreign exchange gains on cash balances denominated in currencies other than functional currency (primarily in US dollars) amounting to £0.2 million, compared to a gain of £1.7 million in the same period in 2001.

Tax on Ordinary Activities

Tax charge amounted to £403,000 with approximately £90.3 million of current year tax losses not relieved for the year ended 31 December 2002, compared to tax charge of £166,000 in the year ended 31 December 2001.

Year Ended 31 December 2001 Compared to the Year Ended 31 December 2000

The following discussion compares the year ended 31 December 2001 to the year ended 31 December 2000. Comparative information has been updated to reflect the disposal of the trade and assets of Baltimore Technologies Pty Ltd, which was not included in operations to be discontinued in the 2001 Annual Report and 20-F.

Baltimore Technologies

Financial Review

Revenue

Total revenue for the year ended 31 December 2001 has increased to £70.4 million from £69.4 million in the year ended 31 December 2000, an increase of £1.0 million. In 2001 total revenue included £36.8 million from discontinued operations. Analysis of revenue from discontinued operations may be found in note 2 to the Financial Statements. Revenue for the year ended 31 December 2001 from continuing operations of £33.6 million, decreased from £42.9 million in the year ended 31 December 2000. This decrease reflects the global downturn in IT spending which was compounded by the terrorist attacks of September 11.

Revenue in Europe, the Middle East and Africa (“EMEA”) for the year ended 31 December 2001 was £35.1 million compared to £34.0 million in the year ended 31 December 2000. EMEA revenue accounted for 50% of total revenue and is consistent with the 49% reported for 2000.

Revenue in the Asia/Pacific Region was £17.4 million for the year ended 31 December 2001 compared to £19.0 million for the year ended 31 December 2000. This represents 25% of 2001 revenues compared to 27% in 2000.

Revenue in the Americas in the year ended 31 December 2001 was £18.0 million compared to £16.4 million for the year ended 31 December 2000, representing 26% of total revenues compared to 24% in 2000.

Licence revenue for the year ended 31 December 2001 was £31.3 million, compared to £35.9 million for the year ended 31 December 2000. In the year ended 31 December 2001, licence revenue included £17.4 million from the inclusion of revenue from discontinued operations. Licence revenue accounted for 44% of total revenue for the year ended 31 December 2001 compared to 52% for the year ended 31 December 2000. This decrease was caused by the global slowdown in IT spending.

Hardware revenue for the year ended 31 December 2001 was £3.0 million compared to £3.8 million in the year ended 31 December 2000. Hardware revenue accounted for 4% of total revenue for the year ended 31 December 2001 compared to 5% for the year ended 31 December 2000. The decrease in Hardware revenue is a further reflection of the global slowdown in IT spending.

Services revenue for the year ended 31 December 2001 was £32.0 million compared to £26.2 million for the year ended 31 December 2000. In the year ended 31 December 2001 services revenue included revenue of £15.5 million from discontinued operations. Services revenue was made up of revenue from Systems integration, Service and support, Consultancy and Hosting.

In the year ended 31 December 2001 systems integration revenue was £6.1 million compared to £6.9 million in the year ended 31 December 2000, representing 19% of total services revenue compared to 26% in the preceding year. As systems integration revenue is closely linked with licence revenue, this decrease further reflects the global slowdown in IT spending. In the year ended 31 December 2001 systems integration revenue included £2.1 million from discontinued operations.

Customer support revenue in the year ended 31 December 2001 of £15.2 million increased from £6.1 million in 2000. This accounted for 47% of services revenue in 2001 compared to 23% in 2000. This increase reflects the fact that 2001 includes a full year of customer support revenue from the Content business of £6.5 million and the significant growth in licence revenue from the authentication business in 2000 which resulted in higher associated customer support revenue in 2001. In the year ended 31 December 2001 maintenance and support revenue included £8.2 million from discontinued operations.

Consultancy revenue of £7.2 million in the year ended 31 December 2001 decreased from £10.5 million in the year ended 31 December 2000. This represented 23% of services revenue in 2001 compared to 40% in 2000. As consultancy revenue is closely linked with licence revenue, this reduction reflects the slowdown in the market in 2001. In the year ended 31 December 2001 consultancy revenue included £3.5 million from discontinued operations.

Hosting revenue for the year ended 31 December 2001 was £3.5 million compared to £2.7 million in 2000. The increase reflects the fact that 2001 was the first full year of operation of the Dublin based hosting facility and the successful retention of the vast majority of hosting customers. In the year ended 31 December 2001 hosting revenue included £1.7 million from discontinued operations.

Baltimore Technologies

Financial Review

Third party product revenue for the year ended 31 December 2001 was £4.1 million compared to £3.5 million for the year ended 31 December 2000. This revenue arose mainly when customers specifically required products that the Company does not provide (hardware and firewalls) to be installed in conjunction with its core products. Third party products accounted for 6% of the Company’s total revenue for the year ended 31 December 2001 compared to 5% for the year ended 31 December 2000. In the year ended 31 December 2001 third party product revenue included £0.9 million from discontinued operations.

Cost of Sales

Cost of sales in the year ended 31 December 2001 increased to £33.1 million or 47% of revenue from £23.8 million or 34% of revenue for the year ended 31 December 2000. This reflects the increase in services revenue as a proportion of total revenue from 38% in 2000 to 46% in 2001. Services revenue attract a higher cost of sales than licence revenue. It also reflects lower utilisation rates in the consultancy division due to the slowdown in IT spending and the short-term adverse impact of the company reorganisation. In the year ended 31 December 2001 cost of sales included £17.8 million from discontinued operations.

Cost of licence sales were £1.8 million, or 6% of licences for the year ended 31 December 2001 compared to £1.3 million or 4% of licence revenues for the year ended 31 December 2000. The marginal increase reflects price pressure as a result of the economic climate.

Cost of hardware sales were £1.3 million for the year ended 31 December 2001, compared to £2.5 million in the year ended 31 December 2000. Cost of hardware sales represented 44% of hardware revenue in the year ended 31 December 2001 compared to 67% in the year ended 31 December 2000. This reflects the more competitive environment brought about by the slowdown in global IT spending.

Cost of service sales were £27.0 million for the year ended 31 December 2001 compared to £17.3 million for the year ended 31 December 2000. Cost of service sales represented 84% of service revenue in the year ended 31 December 2001 compared to 66% in the year ended 31 December 2000.

Cost of systems integration sales was £5.6 million for the year ended 31 December 2001, compared to £4.3 million for the year ended 31 December 2000. This represented 91% of systems integration revenue in 2001 compared to 62% in 2000, reflecting the impact of lower utilisation rates brought about by adverse market conditions. Cost of systems integration sales for the year ended 31 December 2001 included £2.3 million from discontinued operations.

Cost of service and support sales was £7.2 million for the year ended 31 December 2001, compared to £2.8 million for the year ended 31 December 2000. This represented 47% of service and support revenue in 2001 which is consistent with 47% in 2000. Cost of service and support sales for the year ended 31 December 2001 included £3.4 million from discontinued operations.

Cost of consultancy sales was £7.6 million for the year ended 31 December 2001, compared to £7.7 million for the year ended 31 December 2000. This represented 105% of consultancy revenue in 2001 compared to 73% in the preceding period, and is a further reflection of the lower utilisation rates achieved due to the slowdown in IT spending globally. Cost of consultancy sales for the year ended 31 December 2001 included £2.3 million from discontinued operations.

Cost of hosting sales was £6.6 million for the year ended 31 December 2001, compared to £2.5 million for the year ended 31 December 2000. This represented 189% of hosting revenue in 2001 compared to 92% in the preceding period. This reflects the introduction of new hosting facilities in Dublin towards the end of 2000 and Sydney in the first half of 2001. Cost of hosting sales for the year ended 31 December 2001 included £3.1 million from discontinued operations.

Cost of third party product revenue was £3.0 million in the year ended 31 December 2001 compared to £2.7 million in the year ended 31 December 2000. The increase is consistent with the increased third party products revenue.

Baltimore Technologies

Financial Review

Gross Profit

In the year ended 31 December 2001 gross profit was £37.3 million compared to £45.6 million in the preceding year. The gross margin for 2001 was 53% of total revenue compared to 66% for the year ended 31 December 2000. The reduced gross margin in 2001 reflects the decrease in high margin licence revenue as a proportion of total revenue and lower utilisation rates in the services area. Both factors reflect the global slowdown in IT spending.

Operating Expenses

Operating expenses in the year ended 31 December 2001 were £701.2 million compared to £151.4 million in the year ended 31 December 2000. This is largely due to the inclusion of exceptional items of £442.3 million. Impairment of goodwill of £427.0 million is the main element of these exceptional charges.

The balance of exceptional items were made up of £5.5 million of redundancy costs, £3.6 million on cancelled infrastructure projects, £2.9 million on the write off of costs associated with excess space, £2.9 million on the write off of unutilised fixed assets and £0.6 million on the impairment of investments. These costs reflect the impact of the Group restructuring which was implemented during the year. The restructuring resulted in the number of staff being reduced from a high of 1,401 at the end of Q1 2001 to 885 at 31 December 2001. Exceptional items included £1.5 million, all of which related to redundancy costs, from discontinued operations.

Operating expenses before exceptional items in the year ended 31 December 2001 were £258.9 million compared to £151.4 million in the year ended 31 December 2000.

Research and development expenses in the year ended 31 December 2001 were £24.1 million (34% of total revenue) compared to £14.7 million (21% of total revenue) in the year ended 31 December 2000. This includes £6.0 million in the year ended 31 December 2001 from discontinued operations. Exceptional costs of £1.4 million were included in research and development expenses in the year ended 31 December 2001.

The average number of research and development staff employed during the year ended 31 December 2001 was 248 compared to 204 during the year ended 31 December 2000. The higher average headcount in 2001 reflects the fact that the Company entered 2001 with 297 research and development staff, which subsequently peaked at 318 at the end of the first quarter of 2001. Following the decision to restructure the Group, the research and development headcount was reduced to 206 at 31 December 2001.

Sales and marketing expenses in the year ended 31 December 2001 were £75.3 million (107% of total revenue) compared to £49.7 million (72% of total revenue) in the year ended 31 December 2000. This includes £26.4 million in the year ended 31 December 2001 from discontinued operations. Exceptional costs at £4.4 million were included in sales and marketing expenses in the year ended 31 December 2001.

The average number of sales and marketing staff employed during the year ended 31 December 2001 was 419 compared to 257 during the year ended 31 December 2000. The higher average headcount in 2001 reflects the fact that the Company entered 2001 with 410 sales and marketing staff, which subsequently increased to 487 at the end of the first quarter of 2001. Following the decision to restructure the Group, the sales and marketing headcount was reduced to 430 at 31 December 2001.

General and administrative expenses in the year ended 31 December 2001 were £31.8 million (45% of total revenue) compared to £15.2 million (22% of total revenue) in the year ended 31 December 2000. This includes £9.7 million in the year ended 31 December 2001 from discontinued operations. Exceptional costs of £9.8 million were included in general and administrative expenses in the year ended 31 December 2001.

The average number of general and administrative staff employed during the year ended 31 December 2001 was 173 compared to 132 during the year ended 31 December 2000. The higher average headcount in 2001 reflects the fact that the Company entered 2001 with 187 general and administrative staff, which subsequently increased to 216 at the end of the first quarter of 2001. Following the decision to restructure the Group, the general and administrative headcount was reduced to 140 at 31 December 2001.

Total amortisation of goodwill and other intangible assets in the year ended 31 December 2001, amounted to £569.9 million of which £427.0 million was an exceptional charge representing the impairment of goodwill, compared to the total amortisation charge of £71.8 million in 2000. Details of amortisation and impairment may be found in note 10 to the financial statements.

Baltimore Technologies

Financial Review

Interest and Similar Income/Charges

Net interest income and similar income and charges amounted to £4.1 million in the year ended 31 December 2001 compared to £7.1 million in the same period in 2000. Interest expenses consist mainly of interest on short and medium term loans and unsecured loan notes. The amount also includes unrealised foreign exchange gains. The unrealised gain of £1.7 million relates to cash balances denominated in currency other than functional currency, primarily deposited in US Dollars.

Share of Losses of Associated Undertaking

Costs for share of losses of associated undertaking of £Nil were incurred in the year ended 31 December 2001 compared to £0.3 million for the year ended 31 December 2000.

Tax on Ordinary Activities

Tax charge amounted to £166,000 with approximately £92.8 million of current year tax losses not relieved for the year ended 31 December 2001 compared to tax charge of £437,000 in the year ended 31 December 2000.

US GAAP results

Under US GAAP, net loss was £49.1 million (year to 31 December 2001: net loss of £595.5 million) compared with a net loss of £64.7 million (year to 31 December 2001: £652.8 million) under UK GAAP.

Under US GAAP shareholders’ equity at 31 December 2002 was £12.0 million (2001: £58.4 million) compared to £16.4 million (2001: £83.0 million) under UK GAAP.

These variations primarily result from different accounting treatments of purchase accounting adjustments, revenue recognition, goodwill and intangibles impairment and amortisation and share compensation expense.

(a) Purchase Accounting Adjustments (Goodwill and Intangible Assets)

In the consolidated financial statements, goodwill arising on acquisitions made prior to 1 May 1997 accounted for under the purchase method has been eliminated against shareholders’ equity, in accordance with UK GAAP. Under the requirements of UK Financial Reporting Standard 10 – “Goodwill and Intangible Assets” – goodwill on acquisitions after 1 May 1997 is capitalised and amortised over its estimated useful life which is generally presumed not to exceed 20 years. UK GAAP requires that on subsequent disposal or termination of a previously acquired business, any goodwill previously taken directly to shareholders’ equity is then charged in the profit and loss account against the profit or loss on disposal or termination.

Under US GAAP, fair values are ascribed to net assets acquired in a purchase business combination, including identifiable intangibles (which includes acquired in-process research and development), and goodwill is capitalised on the balance sheet. Prior to the implementation of SFAS 142, goodwill was amortised through the income statement over its estimated useful life (not exceeding 40 years).

Under UK GAAP purchase consideration issued in the form of shares is valued at the market price per share at the date of ultimate approval of the transaction by the shareholders. Under US GAAP the consideration is valued at the average share price for the seven business days commencing three days before and ending three days after the date on which the principal terms were agreed and announced.

Under US GAAP, SFAS No. 142, “Goodwill and Intangible Assets”, has been implemented from 1 January 2002. SFAS 142 eliminates the previous requirement to amortise goodwill and intangible assets with indefinite lives, addresses the amortisation of intangible assets with a defined life and the annual impairment testing and recognition of goodwill and indefinite life intangible assets. Under UK GAAP goodwill is amortised over its useful life, giving rise to an amortisation difference of £12.3 million.

Baltimore Technologies

Financial Review

(b) Revenue Recognition

Under UK GAAP, revenue from the sale of hardware products is generally recognised when units are delivered. However revenue is also recognised where delivery has not taken place but where products have been accepted by customers, the manufacturing process is complete and all services essential to the functionality of the units have been provided. Under US GAAP, certain additional criteria are required to be met before revenue on undelivered products can be recognised as income, including the following requirements: (1) the buyer, not the seller, must request that the transaction be on a “bill and hold” basis, and (2) there must be a fixed schedule for delivery of the goods.

Under UK GAAP, the assumptions used in the measurement of the profit earned under contracts accounted for under the percentage of completion method can result in the deferral of a material proportion of profit to the later stages of the contract. Under US GAAP, the earned profit on these contracts is measured on the extent of progress to completion based on the costs incurred as compared to total expected costs under the contract, which results in earlier recognition of the amounts deferred than under UK GAAP.

Certain systems integration contracts incorporate development work where the Company retains any resulting intellectual property and payment is not contingent on the completion of such work. These contracts are accounted for as long-term contracts, or on a time and expense basis if appropriate, under both UK and US GAAP.

Under US GAAP, revenue from software agreements is recognised in accordance with SOP 97-2 – “Software Revenue Recognition”.

For arrangements that include multiple elements, the fee is allocated to the various elements based on vendor specific objective evidence of fair value. The fair value of each element in an arrangement is established with reference to previous individual sales of that element or an established and approved price list.

Where this does not exist, all revenue from multiple element arrangements is deferred until all elements of the arrangement have been delivered, except that if the only undelivered element is post-contract customer support, the entire fee is recognised over the period of post-contract customer support, or if the only undeliverable element is services that do not involve significant production, modification, or customisation of software, the entire fee is recognised rateably over the period during which the services are expected to be performed.

Under UK and US GAAP, fees from reseller agreements which represent payments for authorisation or for exclusivity as a reseller are recognised rateably over the period of the agreement. Revenue on sales to resellers under both UK and US GAAP is recognised on delivery to the reseller if all of the criteria of SOP 97-2 have been met. Revenue is deferred where collection is not certain and the fee is not fixed or determinable.

(c) Share Compensation Expense

The Company’s statutory financial statements were prepared under UK GAAP thus, no cost is accrued for certain share options awarded to employees where the exercise price is equivalent to the market value at the date of grant or where Company shares (in excess of the number of options granted) are held by an Employee Share Option Trust, or ESOT, and were purchased at a price equivalent to the exercise price of options granted under that scheme. Where the exercise price is lower than the market value on the date of grant, this cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date. Under UK GAAP, no cost is required to be recorded for the Save As You Earn, or SAYE, schemes.

Under the US GAAP presentation of the Company’s financial statements, compensation cost has been recognised for all options including those which are matched by shares held in an ESOT and also for arrangements under the SAYE schemes. The cost is calculated as the difference between the option price and the market price at the date of grant and additionally at the end of the reporting period for certain option plans which include performance related criteria. This cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date.

At 31 December 2001, the Group had a number of share-based compensation plans, which are described in note 22. The Group recognises compensation costs for US GAAP purposes in accordance with the requirements of APB Opinion No. 25.

Baltimore Technologies

Financial Review

Summary US GAAP Information

The Group financial statements are prepared in accordance with UK GAAP. UK GAAP differs in certain respects from US GAAP. Note 27 to the Financial Statements describes significant differences between UK GAAP and US GAAP affecting the Group net loss and shareholders’ equity.

	Year ended 31 December 2002	Year ended 31 December 2001	Year ended 31 December 2000

	£000	£000	£000

	(except per share data)

Net loss	(49,088)	(595,500)	(122,956)
Retained loss attributable to shareholders in accordance with US GAAP	(49,088)	(595,500)	(122,956)

Net loss per Ordinary share, basic and undiluted (pence)	(94.9)	(1,202.3)	(306.5)

Shareholders’ equity	12,007	58,398	680,294

Liquidity and Capital Resources

Since the Company’s inception, it has financed its operation primarily through operating cash flow, private and public offering of equity securities and short- and medium-term loans.

At 31 December 2002, net cash totalled £17.9 million as compared to £21.2 million at 31 December 2001. The major cash outflow was £17.5 million from operating activities, while the Company received cash of £16.2 million from its disposals through the year.

At 31 December 2002, the Company had finance lease obligations amounting to £0.1 million, a decrease of £0.4 million from the year ended 31 December 2001.

As at 31 December 2002 the principal commitments consisted of an outstanding £0.3 million mortgage on the property at Hemel Hempstead maturing in June 2005 and loan notes of £1.7 million maturing in 2004.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Contractual obligations
Redeemable unsecured loan notes	1,339	–	1,339	–	–
Convertible unsecured loan notes	390	–	390	–	–
Mortgage	259	85	174	–	–
Finance lease obligations	124	124	–	–	–
Operating lease obligations	3,775	1,214	464	465	1,632

There is no restriction on the transfer of funds from subsidiaries to the Company.

Following the downturn in global IT spending and the lower than anticipated operating results achieved in the first half of 2001, the Company announced a major restructuring plan in August 2001. The restructuring plan was aimed at reducing the cost base of the Group and refocusing the business on its core competencies with the ultimate intention of achieving positive cash flows from ongoing operations. The Company has significantly reduced its cash outflow in the last six quarters by reducing headcount, tightening control over spending and rationalising its office network. During 2002, the Company disposed of its Content Security business, reduced its holding in its Japanese subsidiary, disposed of its Australian business and its hardware business, thereby raising cash proceeds to fund future operating requirements. (Further details of these disposals are given in note 13 to the financial statements.)

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Financial Review

The Company continues to review all cost saving options.

The Company cannot be certain that cash generated from its operations will be sufficient to satisfy its liquidity requirements, and it may need to raise capital by selling additional equity or debt securities, divesting parts of the business, or by obtaining further credit facilities. Furthermore, if it makes acquisitions or investments, its resources available to meet its anticipated funding requirements may be reduced and its need to raise additional financing maybe accelerated in such a way that may not be available in amounts or on terms acceptable to the Company, if at all.

Also the sale of additional equity or convertible debt securities could result in additional dilution to the Company’s existing shareholders. If it is unable to obtain any necessary additional financing, it may be required to reduce the scope of its planned sales and marketing efforts and product development, which could harm the business, financial condition and operation results, or ultimately lead to cessation of trading, liquidation or receivership.

Inflation

Inflation has not had a significant impact on the Company’s results of operations during the year ended 31 December 2002.

Research and Development

The Company’s current research and development efforts are focused on the further enhancement of core technologies and the rapid development of new products. The Company believes that strong research and development capabilities are critical to maintaining and extending its leadership position in technology and product innovation. Given the relative maturity of existing core products there is a strong focus on applying these products in new markets where information security is a strong requirement.

The Company’s research and development staff is active in several prominent standards bodies and industry groups, the Internet Engineering Task Force, W3C, Oasis and the SmartCard Forum where it has contributed to the creation and improvement of a number of standards in the Internet and information security sectors. The Company believes it will continue to play a leading role in influencing and developing and applying next generation standards to meet the evolving requirements of the electronic security environment.

The Company’s principal development centres are located in the United States, Ireland and Canada. As of 31 December 2002, the Company had 68 employees (2001: 138) involved in all aspects of research and development. The Company’s research and development expenses totalled approximately £11.1 million in the year ended 31 December 2002 (year ended 31 December 2001: £24.1 million; year ended 31 December 2000: £14.7 million). The decrease in expenditure is directly related to lower headcount in Research and Development resulting from the divestment of areas identified as non-core activities.

Quantitative and Qualitative Disclosures About Market Risk

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed are:

•	interest rates on debt; and
•	foreign exchange rates.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

The Company manages debt and overall financing strategies centrally using a combination of short-term and long-term loans with either fixed or variable interest rates. Currently, it does not hedge its exposure to interest rate fluctuations through the use of derivative instruments.

Baltimore Technologies

Financial Review

Assuming variable rate debt levels at 31 December 2002 of £1.7 million, a 1% change in interest rates would impact net interest expense by approximately £17,000 per annum. This sensitivity analysis does not take into account the possibility that gains from one category may or may not be offset by losses from another category. Fixed rate debt outstanding at 31 December 2002 with a carrying value of £0.4 million (and a fair market value of £0.3 million) has been excluded from the above interest expense sensitivity analysis.

The equivalent analysis for the year ended 31 December 2001 was as follows:

Assuming variable rate debt levels at 31 December 2001 of £1.7 million, a 1% change in interest rates would impact net interest expense by approximately £17,000 per annum. This sensitivity analysis does not take into account the possibility that gains from one category may or may not be offset by losses from another category. Fixed rate debt outstanding at 31 December 2001 with a carrying value of £0.4 million (and a fair market value of £0.8 million) has been excluded from the above interest expense sensitivity analysis.

Weighted average interest rates have not moved significantly in 2002 compared to 2001. Decreased interest rate exposure is due to the decreased level of debt of the Company.

Foreign Exchange

Substantially all of the Company’s revenue and expenses during the year ended 31 December 2002 and the years ended 31 December 2001 and 31 December 2000 were denominated in the functional currency of the country in which they were generated. To the extent that the Company retains its operations in Europe, North America and the Asia/Pacific region, revenue and expenses will continue to be generated in local currencies. The Company intends to use foreign currency cash flows to pay similarly denominated expenses to the extent available, although it cannot be certain that it will generate sufficient cash flows in the proper currencies to implement this strategy. The Company anticipates that, in some instances, it will generate foreign expenses prior to generating associated foreign revenue.

To date, the Company has not extensively used foreign currency hedging transactions because its exposure to foreign exchange fluctuations has been limited. The Company intends to use foreign currency hedging instruments, as required, but it cannot give assurances that the use of such instruments will effectively hedge its exposure.

Operating in international markets involves exposure to movements in currency exchange rates which movements typically affect economic growth, inflation, interest rates, governmental actions and other factors. The sensitivity analysis presented below does not take into account the possibility that rates of the currencies of different countries can move in opposite directions and that gains from one category may or may not be offset by losses from another category.

Operations outside the United Kingdom accounted for £62.0 million of the Company’s consolidated operating loss for the year ended 31 December 2002 while the United Kingdom operations showed an operating profit of £3.2 million. This loss consists of operating loss before taxation, share of associated undertaking and central Group costs as analysed in note 2(c) to the consolidated financial statements. As currency exchange rates change, translation of the income statements of the Company’s international businesses into British pounds affects year-to-year comparability of operating results.

Changes in currency exchange rates that had the largest impact on translating the Company’s international operating profit in 2002 include the US dollar and Euro.

The Company estimates that a 10% adverse change between the British pound the US dollar foreign exchange rate would impact on reported operating results for the 12 months ended 31 December 2002 by approximately £1.1 million. The Company estimates that a 10% adverse change between the British pound and the Euro foreign exchange rate would impact on reported operating results for the 12 months ended 31 December 2002 by approximately £4.8 million.

The equivalent analysis for the year ended 31 December 2001 was as follows:

The Company estimates that a 10% adverse change between the British pound and the Australian dollar foreign exchange rate would impact on reported operating results for the 12 months ended 31 December 2001 by approximately £0.4 million. The Company estimates that a 10% adverse change between the British pound and the US dollar foreign exchange rate would impact on reported operating results for the 12 months ended 31 December 2001 by approximately £3.0 million. The Company estimates that a 10% adverse change between the British pound and the Euro foreign exchange rate would impact on reported operating results for the 12 months ended 31 December 2001 by approximately £2.7 million.

Baltimore Technologies

Financial Review

The Company’s exposure to foreign currency risk with respect to debt is limited since its debt is principally denominated in British pounds.

Factors that may affect the Company’s business

The Company’s business model has changed and may continue to change in the future; in the past, its business model changed from providing hardware based information security products and services to licencing software based electronic security solutions and recently has also included hosting.

Prior to the acquisition of Security Domain in March 1998, Baltimore (Ireland) in January 1999 and CyberTrust (US) CyberTrust (Japan), Baltimore Japan, Content Technologies and Nevex Software Technologies during 2000, the Company was primarily a manufacturer and developer of hardware information security products and services for the finance and government markets in the United Kingdom. In connection with these acquisitions, the Company changed its strategic objective to that of becoming an international provider of software based electronic security solutions and it reduced its emphasis on consulting services and direct sales of hardware based solutions. In addition, as a result of the CyberTrust acquisition in 2000, the Company now derives revenue through the provision of hosting services. In 2002 the Company completed the divestment of Content Technologies and it reduced its holding in Baltimore Technologies Japan, together with the sale of the former Security Domain business and the sale of its hardware business.

These changes have required and will continue to require the Company to adjust its business processes and to align its cost base with its revenue streams. You should carefully consider the risks presented by the challenges the Company faces in implementing the change in its business model, including, among others, the following:

•	revenue from hardware sales, integration services and independent consultancy have declined and may continue to decline;
•	the Company may not be able to persuade existing customers to purchase its electronic security licence solutions;
•	the Company may not be successful in identifying new customers which require its electronic security licence solutions;
•	the Company’s internal control systems may not be adequate to keep pace with the changes in its business;
•	the Company may not be able to reduce its cost base through reorganisation and divestments;
•	the Company cannot be certain that it will successfully address these risks or that its change in business strategy will be successful.

The Company has a limited operating history under its business model and you may have difficulty evaluating its business and operating results.

There are several reasons why it may be difficult to evaluate the Company’s historical financial performance and project its future operating results, including the following:

•	the Company continues to implement its business model, focusing on licence sales and adapting to changes in the market;
•	the acquisitions of Security Domain, Baltimore (Ireland), CyberTrust (US and Japan), Baltimore Japan, Content Technologies and Nevex Software Technologies significantly affected the comparability of its historical financial results. This is further compounded by the sale of Content Technologies the partial divestment of the Company’s holdings in Baltimore Technologies Japan, the sale of the Security Domain business, the sale of the hardware business, and other divestments the Company.

Due to all of the foregoing factors, the Company’s financial performance may be difficult to evaluate and forecast. Accordingly, period-to-period comparisons of the Company’s historical operating results may not necessarily be meaningful, and you should not rely upon them as an indication of its future performance.

The Company’s growth, subsequent restructuring and rationalisation over the past few years have placed a significant strain on its management, systems and resources, and the Company may experience similar difficulties managing future changes; this could adversely affect its operating results.

The Company is the result of the recent combination of multiple businesses and a subsequent restructuring and rationalisation to align its cost base with its revenue streams.

Baltimore Technologies

Financial Review

The Company’s historical growth has placed, and on-going restructuring is likely to continue to place, a significant strain on its resources. The Company had grown from 272 permanent employees on 1 January 1999 to 1,177 permanent employees on 30 June 2001, and as at 31 December 2001 had fallen to 885 employees, 422 employees at 30 June 2002 and 295 employees at 31 December 2002. To be successful, the Company will need to further develop its management skills and its operating, administrative, financial and accounting systems and controls, implement additional management information systems and maintain close co-ordination among its executive, engineering, accounting, finance, marketing, sales and operations organisations. Failure to manage the Company’s restructuring could cause delays in servicing its customers, introducing new products and remaining competitive. As a result, the Company’s operating results could be adversely affected.

The Company may be unable to successfully implement its strategies which are required in order to remain competitive; if the Company fails to stay competitive its operating results may be adversely affected.

Reorganisation and rationalisation are required in order to maximise operational efficiencies. Failure to successfully manage these changes will adversely impact the Company’s ability to be competitive, or continue to be in business.

There have been, and may continue to be, doubts as to the Company’s ability to continue as a going concern.

The Financial Statements have been prepared assuming that the Company will continue as a going concern. However, the Company has incurred operating losses during the past four years. Management has been and is continuing to address the Company’s financial condition, having completed the restructuring plan announced on 22 August 2001 involving the divestment of non-core businesses, reduction in headcount, and internal reorganisation. There can be no assurance that these actions will result in sufficient working capital to significantly improve the Company’s current financial position or the results of its operations.

The Company has a history of losses and anticipates future losses which could adversely affect the value of its shares and ADSs.

The Company has recently experienced substantial net losses (operating loss year to 31 December 2002: £58.2 million; year to 31 December 2001 £663.9 million; year to 31 December 2000 as restated £105.8 million; year to 31 December 1999 £33.3. million) due to its continued investment in research and development, marketing and sales channels, as well as its change in focus from providing primarily hardware to providing primarily licences. The Company expects that as a result of recent restructuring and reorganisation, it will move towards aligning costs with revenues to maximise the future potential of becoming profitable; however even if it does become profitable the Company may not be able to sustain its profitability.

The Company’s ability to sell its products depends on widespread adoption of public key cryptography which has not been and may never be widely adopted.

The Company’s electronic security technology products and services are based substantially on public key cryptography. The Company’s success in selling its products will depend on whether and at what speed public key infrastructure technology will be adopted in the information security market as a preferred system for trusted and secure electronic communications and transactions. Public key cryptography technology has not yet been, and may never be, widely adopted for a number of reasons, including:

•	the complexity of the technology;
•	the fact that many companies are still in the early stage of deployment of electronic business strategies;
•	the lack of awareness of the security risks associated with electronic business; and
•	the lack of awareness of the way in which public key infrastructure technology addresses these risks.

Failure of public key infrastructure technology to gain widespread adoption would severely limit the market for the Company’s products and services.

Baltimore Technologies

Financial Review

The Company’s products, which are based on public key cryptography security, may become obsolete.

Security systems based on public key cryptography assign users a public key and a private key, each of which are required to encrypt and decode data. The security afforded by this technology depends on the user’s key remaining confidential. It is therefore critical that the private key be kept secure. There have been public announcements of the successful decoding of the cryptographic data.

The technology used to keep private keys confidential depends in part on the application of mathematical principles and relies on the difficulty of factoring large numbers into their prime number components. Should a simpler factoring method be developed, then the security of encryption products utilising public key cryptography technology would be reduced or eliminated. Even if no breakthroughs in factoring or other methods of attacking cryptographic systems are made, factoring problems can theoretically be solved by computer systems significantly faster and more powerful than those presently available. Any significant advance in techniques for attacking cryptographic systems could render some or all of the Company’s existing products obsolete or unmarketable.

Some of the Company’s competitors have more resources and are more established than it is, especially in North America, which may harm the Company’s ability to expand into this market.

The Company faces strong competition, particularly in North America where the majority of its competition is based. The Company’s revenue is derived from sales of software licence security products, systems integration, consulting and support services, and sales of hardware and other products. The Company faces and expects to continue to face intense competition in each of these market segments from various existing and emerging information security providers. Many of these companies have:

•	greater name recognition;
•	longer operating histories;
•	larger customer bases; and
•	significantly greater financial, marketing, sales and other resources.

Major existing and potential competitors include Entrust, RSA Security, Verisign, Netegrity, IBM and Computer Associates with a number of other competitors on a regional- or product-specific basis including SmartTrust, Utimacco, Entegrity and Oblix.

As the Company generally does not seek exclusive relationships with its business and technology partners, these partners may also compete with the Company from time to time. The Company expects to face increasing competitive pressures from its current competitors and new market entrants. If the Company fails to maintain and enhance its competitive position against current and future competitors, it could lose its existing customers and have great difficulty attracting new ones.

The Company depends on the services of its senior management and other key personnel, whose knowledge of its business and technical expertise would be extremely difficult to replace.

The Company depends on the performance of its senior management team and other key employees. Its success will depend on its ability to retain and motivate these individuals. Although the Company has employment agreements with all of its key employees, there is intense competition for these personnel. In addition, the Company currently does not maintain key person life insurance for any of its officers or key employees. The loss of the services of any member of the Company’s senior management team or any other key employees could impair its ability, and cause the investment community to lose confidence in its ability to effectively run and expand its business and implement its business models.

The Company’s success will also depend on its ability to attract, integrate, train, retain and motivate additional highly skilled technical, sales and marketing personnel at its offices worldwide. Only a limited number of individuals have the required knowledge and experience in public key infrastructure in the countries in which the Company operates. The competition for these skilled individuals is intense. The failure to attract, integrate, train, retain and motivate these individuals could harm the Company’s ability to grow its business and remain competitive.

Baltimore Technologies

Financial Review

Unless the Company establishes and maintains relationships with strategic partners that successfully market its products, the Company will have to devote substantially more resources to the distribution, sale and marketing of its products.

One of the Company’s significant business strategies has been to enter into strategic or other similar collaborative relationships in order to reach a larger customer base than the Company could reach through its direct sales and marketing efforts and to ensure the interoperability of its products. In many cases, members of the Company’s strategic alliances, TrustedWorld, refer customers to it. The Company will need to enter into additional strategic relationships to execute its business plan. If the Company fails to retain or attract additional partners to TrustedWorld or enter into additional strategic relationships, it will have to devote substantially more resources to the direct distribution, sale and marketing of its products than it would otherwise. In addition, the Company cannot be sure that these strategic partners will devote adequate resources to promote or sell its products. The Company may also face potential conflicts between its direct sales force and third-party reselling efforts.

The lengthy sales and implementation cycles of the Company’s large and complex electronic security solutions may cause its operating results to fluctuate.

The sales cycles, particularly for the Company’s large electronic security solutions, can range from six to twelve months or longer. The length of the sales cycle makes it difficult to accurately forecast the timing and amount of specific sales. In addition, the length of this process increases the possibility of cancellation or postponement by the Company’s customers. This sales cycle also leads to a substantial proportion of the Company’s revenue being recognisable towards the end of each financial quarter. The effect of this is to make the Company’s revenue difficult to predict. The delay or failure to complete one or more large transactions could significantly reduce the Company’s revenue for particular financial periods and cause its share price to decline.

Implementation and deployment of the Company’s electronic security solutions is complex and depends on successful integration with a customer’s existing information technology environment. The Company’s failure or inability to meet a customer’s expectations or project milestones may result in a loss of or delay in revenue, injury to the Company’s reputation and increased costs. Delays in deployment may also limit additional purchases by existing customers and thereby discourage the adoption of the Company’s electronic security solutions by other organisations.

The Company’s electronic security products are complex and may contain unknown defects which could harm its reputation, result in product liability litigation or decrease market acceptance of its products.

Despite significant testing, the Company’s products may contain undetected defects or errors, which could result in:

•	loss of or delay in revenue;
•	failure to achieve market acceptance;
•	loss of market share;
•	diversion of development resources;
•	litigation;
•	injury to the Company’s reputation;
•	increased costs for insurance, service and warranties.

Because the Company’s products could interfere with the operations of its customers’ other licence applications, the Company may be subject to potential product liability and warranty claims by these customers, which may be costly and may not be adequately covered by insurance

Because the Company’s products are an integral part of its customers’ systems, any material defects or errors could result in significant claims for damages. Although the Company attempts to reduce the risk of losses resulting from such claims through warranty disclaimers and liability limitation clauses in its sales agreements, these contractual provisions may not be enforceable in every instance. Furthermore, although the Company maintains errors and omissions insurance, such insurance coverage may not adequately cover it for claims. If a court refused to enforce the liability-limiting provisions of the Company’s contracts for any reason, or if liabilities arose that were not contractually limited or adequately covered by insurance, the Company would suffer substantial losses, which could cause its share price to decline significantly.

Baltimore Technologies

Financial Review

Government regulation and other requirements may restrict the ability to sell the Company’s products.

The Company is currently subject to significant government regulation in a number of countries. The rapid rate of technological development and the classification of encryption as a munition has led a number of jurisdictions, including the United Kingdom, United States, Ireland and Canada to review the laws, regulations and other requirements applicable to the development, sale, export and usage of encryption and related technology, especially in relation to user privacy, interception by law enforcement agencies, pricing and quality of products and services. Therefore, regulatory and other government requirements are likely to change in ways which the Company is unable to predict. This may result in additional costs and/or time-consuming approval or compliance procedures in connection with providing its information security solutions.

The Company’s intellectual property could be used by others without its consent because ability to protect its intellectual property is limited.

The Company’s success depends in part on its continuing right to use and protect its technology and proprietary rights. The Company has relied primarily on agreements with suppliers, non-disclosure and non-competition agreements with employees and consultants as well as other contractual provisions to protect its core intellectual property. In addition, the Company holds several trademarks. Despite its efforts to protect its proprietary rights, unauthorised parties may copy aspects of its products and obtain and use information that the Company regards as proprietary. The Company has not traditionally relied on patents to counteract this risk. In addition, other parties may breach confidentiality agreements or other protective contracts the Company has entered into, and the Company may not be able to enforce its rights in the event of these breaches.

The Company may be subject to additional risk as it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of rights may be ineffective in such countries. In the future, the Company may have to resort to litigation to enforce its intellectual property rights, to protect its trade secrets or to determine the validity and scope of the proprietary rights of others. This kind of litigation, regardless of its outcome, could result in substantial costs and diversion of management and technical resources.

Some of the Company’s products use intellectual property licenced from third parties; the loss of its rights to use this licenced technology could harm the Company’s ability to market these products.

Some of the Company’s products use third party developed technology such as an Oracle database and other technology from AT&T and Chrysalis International Corporation. The Company cannot be sure that these third party technologies will continue to be available to them on commercially reasonable terms or at all. The Company’s success depends on its ability to have access to the third party developed and licensed technologies that are or may become important to enable its products to function correctly. The loss of, or the Company’s inability to obtain, important technology could harm its ability to sell its products which incorporate technology licensed from third parties.

The Company’s products may infringe the intellectual property rights of others, and resulting claims against the Company could be costly and require it to enter into disadvantageous licence or royalty agreements.

The Company has received, and may receive in the future, notice of claims of infringements of other parties’ proprietary rights. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause product shipment delays or require the Company to develop non-infringing technology or to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on commercially reasonable terms or at all. If a successful claim of product infringement were made against the Company and it could not develop non-infringing technology or licence the infringed or similar technology on a timely and cost-effective basis, the Company’s products and services may not remain competitive. The Company may increasingly be subject to infringement claims as the number of products and competitors in its industry grows and functionalities of products overlap. Furthermore, former employers of the Company’s current and future employees may assert that its employees have improperly disclosed confidential or proprietary information to the Company.

Our past acquisitions and recent disposals could harm our business.

The Company made five separate acquisitions during the year 2000, and the Company experienced difficulties in integrating the personnel, products, technologies or operations of these companies. The Company has implemented a restructuring plan to divest its non-core activities including Content Technologies, the reduction of its holding in

Baltimore Technologies

Financial Review

Baltimore Technologies Japan (resulting in the Company no longer having the power to control Baltimore Technologies Japan), and the sale of its Australian operation and its hardware business. This corporate activity has led to a number of risks including, but not limited to:

•	the potential disruption of the Company’s businesses;
•	the potential impairment of relationships with the Company’s employees, customers and strategic partners;
•	the additional expense associated with a write-off of a portion of goodwill and other intangible assets due to changes in market conditions, the U.S. and global economy or the economy in the markets in which the Company competes or because acquisitions are not providing the benefits expected;
•	unanticipated costs or the incurrence of unknown liabilities;
•	the need to manage more geographically-dispersed operations, such as Australia, Canada, Hong Kong, Japan and the United States;
•	diversion of management resources from other business concerns;
•	adverse effects on existing customer relationships of disposed of businesses;
•	the Company’s inability to incorporate acquired technologies successfully into its services; and
•	the inability to maintain uniform standards, controls, procedures and policies amongst partners.

If the Company is unable to continue to address any of these risks, its business could be harmed.

Any further reduction in headcount may be complicated by local law and may result in unforeseen costs.

In Europe, the Company’s employees are protected by various laws giving them, through local and central works councils, rights of consultation with respect to specific matters regarding their employers’ business and operations, including the downsizing or closure of facilities and employment terminations. These laws could impair the Company’s ability to pursue its reduction in headcount not attributable to divestment.

Moreover, the Company may not achieve its anticipated cost savings in the restructuring from the reduction in headcount, as layoffs of personnel require severance payments and other costs such as administrative costs, continuing benefits costs, and defending, settling, and/or paying any judgments resulting from any litigation arising out of the layoffs.

Senior management and the Board of Directors have recently undergone significant changes, which could disrupt previous policies and strategies.

2001 saw significant management changes with the resignation of Fran Rooney as CEO and Deputy Chairman, the resignation of Paul Sanders as interim CEO and CFO, and the appointment of Bijan Khezri as Chief Executive. On 5 March 2002 the Company announced the appointment of Philip Smith as CFO following a five-month period when Bijan Khezri, in addition to his duties as Chief Executive, assumed Board level responsibility for finance. Chris Bunker did not stand for re-election as a Director in May 2002 and in June 2002, Aidan Gallagher resigned from his position as EVP SelectAccess, with immediate effect, and in September 2002 Rob Lane resigned as an EVP following the sale of the hardware business.

Such significant changes in management present a number of risks, including the difficulty of predicting the performance of the new directors and officers and the potential for disruption of our previous policies and strategies, particularly the restructuring plan. This could cause our results of operations and financial conditions to suffer.

The continuing global economic downturn could adversely impact demand for our services.

Since 31 December 2000, the general economic health of the Company’s markets and industry including the current geopolitical and economic uncertainties, has been less robust. Companies are seeking to reduce expenditures, such as those for Baltimore’s services. Concern about continuing economic decline may also delay decisions among the Company’s customers to roll out its services as well as decisions by prospective customers to make initial evaluations of its services.

Fluctuations in the Company’s operating results may cause its share price to be volatile.

The Company’s operating results may fluctuate significantly due to the following factors:

•	the Company’s ability to successfully implement the new business model or any subsequent changes to that model;

Baltimore Technologies

Financial Review

•	the size, timing, cancellation or delay of customer orders;
•	the timing of releases of new products;
•	the budgeting cycles of customers;
•	the long sales and implementation cycles for, and complexity of, its products and services;
•	the timing and execution of large individual contracts;
•	the impact of price changes on its products and services to its competitors’ products and service;
•	the continued development of its direct and indirect distribution channels;
•	the Company’s ability to attract, integrate, train, retain and motivate a substantial number of sales and marketing, research and development and technical support personnel.

Also, it is possible that in certain future periods the Company’s operating results will fall below the Company’s expectations and the expectations of securities analysts or investors. In such event, the market price of the Company’s shares, ADSs and notes could decline.

Risks relating to ownership of the shares and ADSs

The Company may terminate its ADS program and, if SEC rules permit, cease filing periodic reports with the SEC. If it does so, you will receive either cash or ordinary shares in exchange for ADSs. There is no assurance as to the amount of cash you may receive. If you receive ordinary shares, there will be no domestic market for them, and you may have significantly less access to information about the Company, which may affect the liquidity and trading prices of the ordinary shares.

The costs of maintaining a listing of the Company’s ordinary shares on the London Stock Exchange and maintaining the ADS program in the United States, including the cost of preparing accounts in accordance with two separate bodies of accounting principles, hiring separate counsel to advise the Company on the obligations in each jurisdiction, filing appropriate reports and accounts, and other related costs, are extensive in comparison to the size of the Company after its recent restructuring. Thus, the Company has been making significant efforts to reduce these costs wherever possible. As a part of these efforts, on 30 September 2001, the Company de-listed its ADSs from trading on the Nasdaq National Market. Since that date the ADSs have been quoted on the Over-the-Counter Bulletin Board. The Company is now studying the possibility of terminating its ADS program in an effort to further reduce or eliminate unnecessary costs.

If the Company terminates its ADS program, you will have the option of receiving, from the Depositary Bank holding the ordinary shares underlying the ADSs, such number of ordinary shares in the Company represented by your holdings of ADSs. The Company will instruct the Depositary Bank to sell any ordinary shares, not so exchanged by a specified date, in the open market. Thus, if by the specified date you have not exchanged your ADSs for shares, you will receive a pro-rata distribution of the proceeds of the sale of the ordinary shares underlying the ADSs. The Depositary Bank will be under no obligation to seek any particular price or the best possible price for the shares, and there can be no assurance that the Depositary Bank will be able to sell the shares at a favourable price.

Ordinary shares distributed in exchange for ADSs will not be quoted on the Over-the-Counter Bulletin Board. Thus, if you elect to receive ordinary shares in exchange for your ADSs, the shares will only be tradable on the London Stock Exchange. In addition, as a result of the termination of the ADS program, the number of holders of ordinary shares resident in the United States may decrease to such a level that the Company will no longer be required to file its annual and other reports with the SEC. In this case, the Company intends to cease filing such reports. As a result, public information related to the capitalization, cash flows, net income and results of operations of the Company may not be readily available to US holders of the ordinary shares or to other investors in the United States. The absence of a trading market in the United States and the lack of available information about the Company may affect the liquidity and trading prices for the ordinary shares.

The price of the Company’s shares and ADSs may be volatile and may decrease significantly below your purchase price.†

The market price of the Company’s shares, as quoted on the London Stock Exchange, has been highly volatile since it listed its shares on the London Stock Exchange Alternative Investment Market in September 1995. For example, the Company’s share price has fluctuated from a low of £0.35 to a high of £137.50 since October 1998. Similarly, the market price of its ADSs has fluctuated from a low of $0.05 to a high of $438.00 since November 1999. Also, the market price of securities of other technology companies on both the London Stock Exchange and US Exchanges, particularly Internet- related companies, have fluctuated significantly. Thus, the market price of the Company’s shares and ADSs is likely to

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Financial Review

remain highly volatile. In addition to general factors, the following specific factors may have a significant effect on the market price of the Company’s shares and ADSs:

•	fluctuations in its operating results due to the implementation of the Company’s new business model and lengthy sales cycles of some of its products;
•	speculation regarding mergers and other major corporate transactions because of the Company’s historical growth through acquisitions, and recent restructuring through divestments;
•	announcements of public key cryptography and other technological innovations; and
•	regulatory and other governmental actions specific to the information security industry.

As a result, you may not be able to resell your ADSs at or above their purchase prices. In addition, the Company’s ADSs have been delisted from the Nasdaq National Market. The ADSs are now quoted on the Over-the-Counter Bulletin Board and are thus less liquid than when they were listed on the Nasdaq National Market. The holders of the Company’s ADSs may find it more difficult to obtain current quotations concerning the market value of the ADSs, and may also experience greater difficulties in attempting to buy or sell the ADSs than when they were quoted on the Nasdaq National Market.

You may have less access to information about the Company and less opportunity to exercise your rights as a shareholder if you hold ordinary shares through ADSs.

There are risks associated with holding the Company’s ordinary shares through ADSs, as it is a public limited company organised under the laws of England and Wales. The Company is subject to the UK Companies Act 1985 and to its charter documents, which are known in the United Kingdom as our Memorandum and Articles of Association. Your rights as a holder of ADSs will differ in various ways from a shareholder’s rights, and you may be affected in other ways, including:

•	you may not be entitled to vote;
•	you may not be able to participate in rights offerings, open offers or dividend alternatives;
•	you may not receive copies of reports and may have to go to the office of the depositary to inspect any reports issued;
•	the deposit agreement may be amended by us and the depositary, or may be terminated by us or the depositary, without your consent in a manner that could prejudice your rights; and
•	the deposit agreement limits the Company’s obligations and liabilities and those of the depositary.

It is possible that the Company is currently or will become a passive foreign investment company (PFIC) for US federal income tax purposes, which could result in negative tax consequences to you.

The Company may currently be, or, in the future may become, a passive foreign investment company, or PFIC, for US federal income tax purposes. This determination is based on the projected composition of the Company’s income and valuation of its assets. Whether or not the Company is a PFIC is a factual determination made annually and thus is subject to change. If the Company becomes a PFIC, US holders of its shares or ADSs may become subject to adverse US federal income tax consequences.

The market price of the ADSs may decline if the value of the British pound falls against the US dollar.

Fluctuations in the exchange rate between the British pound and the US dollar are likely to affect the market price of ADSs. For example, because the Company’s financial statements are reported in British pounds, if the value of the British pound falls against the US dollar, the Company’s earnings per share in US dollars will be reduced. This may adversely affect the price at which the ADSs trade on US securities markets.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Board of Directors and Officers of the Company

Directors and Executive Officers

The following table provides information regarding the Company’s Directors and Executive Officers as of 31 December 2002.

Board of Directors	Age	Position	Due for re-election by Shareholders

Bijan Daniel Khezri(1)(4)	33	Director, Chief Executive	2005
Kenneth Philip Smith (4)	49	Director, Chief Financial Officer	2005
Peter William Lloyd Morgan(1)(2)(3)	66	Director (non-executive), Chairman of the Board of Directors	2004
John Patrick Cunningham(1)(2)(3)(4)	65	Director (non-executive), Senior Independent Director	2003
George Wayne Powlick(1)(2)(3)	35	Director (non-executive)	2003
David Ashley Guyatt(2)(3)	43	Director (non-executive)	2004

Executive Officers
Simon Jocelyn Enoch(4)	43	Company Secretary and General Legal Counsel
Denis Paul Kelly (4)	37	Executive Vice President Global Business Operations
John Joseph O’Sullivan (4)	46	Executive Vice President Engineering

(1)	Member of Nominations Committee
(2)	Member of Audit Committee
(3)	Member of Remuneration Committee
(4)	Member of Risk Management Committee

Bijan D. Khezri is German, and was appointed Chief Executive in October 2001 after having rejoined the Company as a non-Executive Director in July 2001. Mr Khezri initially joined the Board of Baltimore Technologies as a non-Executive Director in 1998 and assumed executive responsibility for corporate strategic development in October 1999. He played a central role in the initial public offering of Zergo Holdings on the London Stock Exchange in July 1998, the acquisition of Baltimore Technologies in January 1999, the listing on NASDAQ in October 1999, the acquisition of CyberTrust in the US in January 2000, and the acquisition of NSJ in Japan to form Baltimore Technologies Japan in March 2000. In May 2000, he gave up his executive responsibilities and left the Company as a non-Executive Director in November 2000. Since 1998, Mr Khezri has been a member of the supervisory board of Jetter AG, listed on the Frankfurt Stock Exchange. In 2000, he co-founded both UKANTOO Technologies in France, a small business software company, and Despatchbox in the UK, a PKI-centred application for secure data sharing. Between September 2000 and November 2001 he served as a non-Executive Director of Rubus Ltd, an e-business consultancy. Between June 1999 and March 2001, he served as a Board Director of VPNet Technologies (now part of the AVAYA Corporation; NYSE: AV), a Silicon Valley-based network security company. Mr Khezri studied law at Bonn University in Germany and graduated in international economics from the Geneva-based Institut Universitaire de Hautes Etudes Internationales. Mr Khezri started his career in equity capital markets in London.

K. Philip Smith is British and was appointed Chief Financial Officer and Director in March 2002, having joined Baltimore Technologies in an interim capacity in October 2001. Prior to joining Baltimore, he served as Vice President of Financial Operations at Bookham Technology plc, an optoelectronic technology company. Previously Mr. Smith served as Group Finance Director of Flare Group plc, a ceramics industry supplier listed in the London Stock Exchange, and which required turnaround and restructuring. Prior to joining Flare, he served as Group Finance Director of Domino Printing Sciences plc, which is listed on the London Stock Exchange, and develops, manufactures and markets a range of industrial coding and marketing equipment for industry. Prior to 1995, Mr Smith was Director, Finance and Administration of Lucas Electronics, a company which consolidated the electronics design and manufacturing elements of Lucas Industries’ Aerospace and Automotive Divisions. He is a Chartered Management Accountant, a Fellow of the Institute of Cost and Management Accountants, and holds a Bachelor of Science degree from Manchester University.

Peter W. L. Morgan is British and has served as Chairman of the Board of Directors since September 2000. He has served as a non-Executive Director (originally of Zergo Holdings, which listed on AIM in 1997 and gained a full listing in 1998), from September 1994 and was the Deputy Chairman of the Board of Directors and Senior Independent Director from December 1998 to September 2000. Mr Morgan is Chairman of Technetix plc, and a Director of Hyder Consulting plc (formerly Firth Holdings plc), Oxford Instruments plc and the Association of Lloyd’s Members. He is also a member of the Council of Lloyds, a shadow-Director of Lloyds.com and Master of the Worshipful Company of Information Technologists. In the previous five years, he has been Chairman of National Provident Institution, PACE Microtechnology plc and KSCL Limited; these directorships are no longer held. He is a former Executive of IBM (UK) Limited and IBM Europe and a former Director General of the Institute of Directors.

Baltimore Technologies

Board of Directors and Officers of the Company

John P. Cunningham is American and has served as a non-Executive Director since August 2000. He has served as Senior Independent non-Executive Director since September 2001, and as Chairman of the Audit and Risk Management Committees since May 2002. Mr Cunningham serves as a Director of Smart Disk Corporation. He has served as Senior Vice President and Chief Financial Officer of Citrix Systems Inc., a global leader in application server software and services. Prior to joining Citrix, he served as Executive Vice President and CFO of Wang Global. Mr Cunningham’s executive experience also includes the presidency of Boston Optical Fibre and he held the position of Executive Vice President and CFO of Whirlpool Corporation and Maytag Corporation. He is an acknowledged expert on the technology sector having spent over 25 years at IBM Corporation. Mr Cunningham earned his MBA at New York University and his Bachelor’s degree from Fordham University.

George W. Powlick is American and has served as a non-Executive Director since August 2000. He is Managing Director of Doughty Hanson & Co., a leading independent European private equity firm and co-head of Doughty Hanson Technology Ventures, a technology investment fund. With extensive experience in technology, venture investments and acquisitions, Mr Powlick has successfully completed transactions with leading technology companies in both Europe and the US including an investment in Baltimore Technologies. Prior to joining Doughty Hanson & Co., he was head of Intel Corporation’s Strategic Investments and Acquisitions Group in Europe where he was responsible for making strategic investments, acquisitions and developing new business opportunities for Intel. Mr Powlick holds an MBA from The Anderson School at UCLA and a BS degree from the University of California, Berkeley.

David A. Guyatt is British and joined the Board of Baltimore Technologies as a non-Executive Director with effect from 12 July 2001. He was a co-founder of Content Technologies Limited, and served as its Chief Executive until its acquisition by the Company in October 2000, and served as Executive Vice President Content Group from that date until his resignation on 4th May 2001. Mr Guyatt is currently a private investor and holds directorships with a number of small technology start-up companies, including the technology incubator Extend Technologies, which he co-founded in May 2001. He is also currently a non-Executive Director of Clearswift Corporation, and an advisor to the Board of Kavado Inc. From November 1995 to October, he was the Managing Director of MIMEsweeper product division of Integralis. From 1992 to 1997, he was the Sales Director and a Board member of Integralis. Prior to joining Integralis in 1990 as a sales manager, Mr Guyatt was employed in a division of Racal Microelectronic Systems and as a sales manager at Marconi Information Systems. He trained as an electronic engineer and computer programmer.

Simon J. Enoch is British and has served as the Company Secretary and General Legal Counsel since August 1998. From October 1994 until December 1997 he was Company Secretary and Group Legal Advisor for Central Transport Rental Group plc, a transport company listed on the London Stock Exchange and the New York Stock Exchange. Prior to this, Mr Enoch was Company Secretary of B&Q plc from 1992 to 1994 and before then, Company Secretary of Chartwell Land plc from 1989 to 1992. He is a qualified solicitor.

John J. O’Sullivan is Irish and has served as Executive Vice President Engineering since January 1999 and the Head of Product Development at Baltimore (Ireland) from June 1998 until it was acquired in January 1999. From 1995 to 1998, he was Director of Engineering and subsequently general manager of CSK Software (Ireland), a subsidiary of the Japanese CSK Corporation, a developer of realtime intranet and extranet products and solutions for financial services companies. He served as Director of Information Technology for Meridian International, an international payments processing company based in Ireland from 1993 to 1995. Prior to that time, he was the Head of Information Technology for the Irish military where he served from 1979 to 1993.

Denis P. Kelly is Irish and joined Baltimore Technologies in 1998. He has served as Executive Vice President Global Business Operations since October 2001. He has over 10 years experience working in senior finance positions in the IT industry. Prior to joining Baltimore, he was European Financial Controller at CSK Software, a software development division of CSK International, where he was responsible for 8 European subsidiaries of CSK Software. From 1992 to 1995 he acted as Financial Controller at Quay Financial Software, a leading supplier of dealing room software systems. He holds a Bachelor of Commerce Degree from University College Galway and also a Master of Business Studies Degree.

Baltimore Technologies

Director’s Report

The Directors present their report and financial statements for the year ended 31 December 2002.

Principal Activities

The principal activity of the Company is that of a holding company and a list of its principal subsidiaries and branches is set out in note 12 to the accounts.

The principal activities of the Group comprise the provision of information security solutions by developing, marketing and supporting a set of software products and professional services that enable businesses to conduct secure communications and transactions over computer networks and the Internet.

The results of these trading activities are shown in the attached financial statements.

Business Review

A review of the Group’s operations and likely future developments are contained in the Chief Executive’s Report and Review of Operations on pages 4 to 5 and in the Financial Review on pages 8 to 35.

Research and Development

Research and development is an integral part of the Group’s business and considerable investment was made during the year. The amount of £11.1 million has been charged to the profit and loss account.

Dividend and Reserves

The Directors do not recommend the payment of a dividend.

Creditor Payment Policy

Neither the Company nor the Group follows any code or statement on creditor payment practice. The Company and the Group agree terms for their business transactions with suppliers. Payments are made on these terms provided the supplier meets its obligations. The average payment period for the Group for the year based on the level of trade creditors at the year end was 40 days (31 December 2001: 35 days).

The Directors believe that it is more useful to present group figures because the Company itself does not undertake trading.

Fixed Assets

The changes in the tangible fixed assets of the Group are disclosed in note 11 to the accounts.

Share Option Schemes†

The Directors consider that carefully chosen share incentive plans for employees benefit the long-term growth of the Group.

The Company currently has 11 different Share Option Plans. As of 31 December 2002, the Company had granted options that may be exercised for up to 6,849,612 shares in total at a weighted average exercise price of £6.30 per share with exercise prices ranging from £nil to £95.97 per share. On 16 December 2002 the Company established the Baltimore Technologies Share Award Plan.

Further details of the Share Option Schemes are given in note 22 to the accounts and in the Remuneration Report.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation , approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Director’s Report

Directors’ and Executive Officers’ interests at 31 December 2002†

The Directors who held office at the end of the year and their interests in the shares of the Company were as follows:

	Ordinary Shares
	31 December 2002	31 December 2001†

B. D. Khezri	60,000	60,000
K. P. Smith (appointed Director and Chief Financial Officer on 5 March 2002)	–	–
P. W. L. Morgan (non-executive Chairman)(2)	52,460	33,590
J. P. Cunningham (non-executive)(1)	9,491	1,000
G .W. Powlick (non-executive)(2)	8,991	500
D. A. Guyatt (non-executive)	758,099	949,608

(1)	denotes senior independent director
(2)	denotes independent director

None of the persons listed as Executive Officers on page 38 hold 1% or more of the issued share capital of the Company at 31 December 2002. As a group, the Executive Officers of the Company held 41,866 shares at 31 December 2002.

Changes in Management since 1 January 2002

On 5 March 2002, Mr Philip Smith was appointed as Director and Chief Financial Officer with immediate effect.

On 13 May 2002 at the AGM, Mr Christopher Bunker did not offer himself for re-election as a non-Executive Director of the Company.

On 12 July 2002, Mr Aidan Gallagher resigned as an Executive Vice President of the Company with immediate effect.

On 19 September 2002, Mr Rob Lane resigned as an Executive Vice President of the Company with immediate effect.

Transactions with Directors and officers since 1 January 2002†

On 7 March 2002, 250,000 share options with an exercise price of £1.175 were granted under the 1999 Share Option Plan to Mr Philip Smith, a Director and Chief Financial Officer of the Company. The options have a vesting period of 3 years and will vest equally in March 2003, March 2004 and March 2005.

On 17 May 2002, the non-Executive Directors were allotted shares of £0.01 each in the capital of the Company, following approval at the AGM that they should receive two-thirds of their annual fees for 2001 in shares, and one-third in cash. The allocation was as follows:

C Bunker	8,491 ordinary shares
J Cunningham	8,491 ordinary shares
D Guyatt	8,491 ordinary shares
P Morgan	18,870 ordinary shares
G Powlick	8,491 ordinary shares

On 28 June 2002, Mr David Guyatt transferred 200,000 ordinary shares of 1.0p each as part of a divorce settlement. Mr Guyatt, together with trusts under his management and control, currently holds 758,099 shares in the Company.

On 20 December 2002, Mr Bijan Khezri, Mr Philip Smith and the Executive Officers exchanged their market price based options at the rate of 2:1 for nil cost options over ordinary shares granted under the terms of the Share Award Plan, and details of their current option holdings can be found in note 22 on page 95.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Director’s Report

Employees

The Group encourages the full involvement of all employees by circulating regular information and holding Company events. Details concerning the Group’s performance, detailed summaries of the Group’s annual and interim accounts and other relevant information are posted on the Company’s intranet and internet sites. The Group encourages awareness of its performance and the majority of the employees are participants in the share option schemes.

Donations

Charitable contributions amounting to £2,676 were made by the Group. There were no donations made to any political party in the United Kingdom.

Equal Opportunities

The Group is committed to the principle of equal opportunity in employment and to ensuring that no applicant or employee receives less favourable treatment on the grounds of gender, marital status, race, colour, nationality, ethnic or national origin, religion, HIV status, disability, sexuality or unrelated criminal convictions and without arbitrary restrictions in respect of age or is disadvantaged by conditions or requirements which cannot be shown to be justified.

The Group applies employment policies which are fair and equitable and which ensure entry into, and progression within, the Group are determined solely by application of job criteria and personal ability and competency. The Group gives full and fair consideration to the possibility of employing disabled persons wherever suitable opportunities exist. Employees who become disabled are given every opportunity and assistance to continue in their employment or to be trained for other suitable positions.

Environmental Policy

Recognising that the Company’s operations are themselves of minimal environmental impact, its environmental policy is to:

•	Meet the statutory requirements placed on the Company;
•	Apply good environmental practice both on the business operations and in the development of its systems and products for its customers, recognising however that the Company becomes contractually obliged to conform with their requirements;
•	Aim to recycle as much of the Company’s waste products as is economically practical to do. Those items that cannot be recycled will be disposed of in an environmentally-friendly way.

Going Concern

The financial statements have been prepared on a going concern basis. The Group continues to trade at a loss and is currently suffering net cash outflows. The Directors have prepared and reviewed cash flow projections that show that the Group has sufficient cash to meet its commitments for the foreseeable future, that is, for at least the next twelve months from the date of this report. The Board monitors performance against these projections closely and should any significant deviations occur, they will take the appropriate actions to restore the Groups’ cash position.

Annual General Meeting

Notice of the Annual General Meeting to be held on 22 May 2003 at 10 Aldermanbury, London EC2V 7RF together with details of special business to be conducted, is given at the end of this document.

Auditor

KPMG Audit Plc, has indicated its willingness to accept the re-appointment as auditor of the Company and an ordinary resolution proposing their re-appointment will be put to the Annual General Meeting.

By order of the Board

Simon Enoch

Company Secretary

Date:14 April 2003

Registered office: Innovation House, 39 Mark Road, Hemel Hempstead, Hertfordshire HP2 7DN, United Kingdom

Baltimore Technologies

Corporate Governance

The Company has a policy of maintaining high standards of corporate governance in accordance with the Principles of Good Corporate Governance and Code of Best Practice as set out in Section 1 of the combined Code as incorporated in the Listing Rules of the Financial Services Authority.

Set out below is a statement of how the Group has applied the principles of Section 1 of the Combined Code on Corporate Governance and a statement concerning the Group’s compliance with the forty-five Code provisions.

Directors’ Statement on the application of, and compliance with, the Principles of Good Governance

The Company has, subject to the exceptions detailed below, complied with the detailed Corporate Governance provisions of the Combined Code incorporated into the Listing Rules for quoted companies throughout the 12 month period ended 31 December 2002.

•	The Board does not currently comply with provisions A.3.2 and B.2.2, in that Mr Guyatt is not considered to be independent due to his being employed in an executive capacity as an Executive Vice President in the Company from October 2000 through to May 2001. Mr Guyatt is also a Director of Clearswift Corporation in which the Company holds a 11% shareholding.
•	The Company is not in compliance with provision B.1.7 in so far as Mr Khezri’s notice period was fixed from 10 October 2001 until 31 December 2002 and exceeded 12 months. From 31 December 2002 he reverts to a rolling 12-month notice period. Further Mr Smith’s notice period was fixed from 5 March 2002 until 31 December 2003 and therefore exceeded 12 months. From 31 December 2003 he reverts to a rolling 12-month notice period.

Board of Directors

There is an effective and properly constituted Board of Directors which comprises of six Directors, four of whom are non-Executive. The post of Chairman is separate from that of Chief Executive. The Board of Directors meets on average every four weeks and receives such information as is required to properly fulfill its duties. All Directors have access to advice from the Company Secretary and independent professionals at the Company’s expense. Although there is no formal training programme, the Company provides Directors’ training as and when necessary. During 2002, no formal programmes were undertaken by the Directors.

All Directors are subject to re-election at a minimum every three years and, on appointment, at the first Annual General Meeting after appointment.

Board Balance

The balance and experience of the non-Executive and Executive Directors throughout 2002 was considered to be appropriate. At 31 December 2002 the Board comprised of three independent non-Executive Directors, David Guyatt, and two Executive Directors. The Company did not recruit an additional non-Executive Director following Mr Bunker’s decision not to seek re-election as a Director at the AGM on 13 May 2002. Biographical details of the Board of Directors may be found on pages 36 to 37.

Board Committees

The Board has delegated specific authority to five main Committees of the Board as set out below.

The Management Committee as at 31 December 2002

Management Committee*

Bijan Daniel Khezri	Chief Executive
Kenneth Philip Smith	Chief Financial Officer*
Simon Jocelyn Enoch	Company Secretary and General Legal Counsel
Denis Paul Kelly	Executive Vice President Global Business Operations
John Joseph O’Sullivan	Executive Vice President Engineering, Head of Product Development
Gavan Patrick Egan	Senior Vice President Strategic Alliances
Patrick Jourdas	Senior Vice President EMEA Sales
Patrick Joseph McLaughlin	Senior Vice President Chief Technology Director
Elaine Mary Treacy	Senior Vice President Marketing

* On	5 March 2002 the Company announced the appointment of Kenneth Philip Smith as Director and Chief Financial Officer

Baltimore Technologies

Corporate Governance

The Management Committee deals with the operational aspects of the business of the Group not specifically reserved for the Board and the minutes of the Management Committee are reviewed by the Board.

The Audit Committee as at 31 December 2002

Audit Committee

John Patrick Cunningham	Chairman
David Ashley Guyatt
Peter William Lloyd Morgan
George Wayne Powlick

The Committee comprises of all non-Executive Directors and meets at least four times a year. The Committee reviews the Group’s annual and interim financial statements, internal management, accounting policies and internal financial controls. The external auditors participate in the meetings of the Audit Committee and report on matters arising from their audit work.

Mr Christopher Bunker did not seek re-election as a director at the AGM on 13 May 2002, and from that date Mr Cunningham assumed the position as Chairman of the Committee.

The Nominations Committee as at 31 December 2002

Nominations Committee

Peter William Lloyd Morgan	Chairman
John Patrick Cunningham
Bijan Daniel Khezri
George Wayne Powlick

The Nominations Committee comprises of three non-Executive Directors and the Chief Executive Officer and meets as and when necessary to consider the need to make new appointments to the Board.

Risk Management Committee as at 31 December 2002

Risk Management Committee

John Patrick Cunningham	Chairman
Bijan Daniel Khezri	Chief Executive
Kenneth Philip Smith	Chief Financial Officer
Simon Jocelyn Enoch
Denis Paul Kelly
John Joseph O’Sullivan

The Committee meets at least four times a year to assess and manage the Company’s risk and to reports to the Audit Committee thereon. Mr Christopher Bunker did not seek re-election as a director at the AGM on 13th May 2002, and from that date Mr Cunningham assumed the position as Chairman of the Committee.

Remuneration Committee as at 31 December 2002

The Board’s report to the Shareholders on Directors’ Remuneration is set out on page 45.

Remuneration Committee

Peter William Lloyd Morgan	Chairman
John Patrick Cunningham
David Ashley Guyatt
George Wayne Powlick

Baltimore Technologies

Corporate Governance

The Remuneration Committee meets at least once a year and is made up of independent non-Executive Directors and Mr Guyatt. Its key role is to make recommendations to the Board on the Company’s framework of executive remuneration and its cost, and to determine on their behalf, specific remuneration packages for each of the Executive Directors including pension rights and any compensation payments. Mr Bunker was a member of the Committee until 13 May 2002.

Internal Control

The Directors have overall responsibility for ensuring that the Group maintains a system of internal control to provide them with reasonable assurance that all internal controls used within the business and for external publication are covered, including financial, operational and compliance control and risk management, and for ensuring that assets are safeguarded and therefore, shareholders’ investment is protected. There are limitations in any system of internal control and, accordingly, even the most effective system can provide only reasonable, and not absolute, assurance with respect to the preparation of financial information and the safeguarding of assets.

The Board has reviewed the effectiveness of the internal control system in 2002. Where any significant weaknesses have been identified as a result of the reviews, new procedures are being put in place to strengthen controls.

The Turnbull report provided further guidance as to how the Combined Code principle on internal control should be applied in practice. The contents of this report have been carefully considered by the Board and procedures have been established to implement the guidance. There is a formal ongoing process which has been in place for the year under review and up to the date of approval of the annual report and accounts for identifying, evaluating, managing and reviewing any changes in the risks faced by the business which operates under the direction of, and is regularly reviewed by the Board and accords with the guidance in this document.

The key procedures that the directors have established and which are designed to provide effective internal control and risk assessment for the Group are:

•	The Board has put in place an organisational structure with clearly defined lines of responsibility and delegation of authority to executive management. Individuals are formally made aware of their level of authority and their budgetary responsibility which allows for the identification and monitoring of financial performance.
•	Executive managers are required to produce a business plan for prior approval prior to the beginning of each financial year and detailed financial forecasts are formally compiled half yearly and reviewed by the Board. Management accounts are produced each month and the financial results are measured against the business plan and the previous year to identify any significant variations.
•	The Board and the Risk Management Committee continue to review the major risks to the business on a regular basis. These are assessed and responsibility allocated to minimise them and ongoing review is incorporated into the business planning process.
•	The Group appoints experienced and professional staff of the necessary calibre to fulfill their allotted responsibilities.

The Board will continue to review the effectiveness of all internal systems of control through independent reports where appropriate, and by internal review meetings in all main operating companies and divisions to test the validity of the internal reporting process.

The Directors are responsible for and have reviewed the effectiveness of the Group’s systems of internal financial controls where appropriate, and where companies have been in the Group for less than one year, have relied on the due diligence process. The system is designed to manage rather than eliminate the risk of failure to achieve the business objectives and can only provide reasonable, and not absolute reassurance against material measurement or loss.

The management of the Group as a whole is delegated to the Executive Directors.

The Risk Management Committee regularly reviews and monitors the significant risks facing the Group of both a financial and non-financial nature and to compare progress on these matters over the year. The Committee’s review covers all controls, including financial, operational and compliance controls and risk management as recommended by the Turnbull Committee. The results of the Risk Management reviews on internal control are reviewed by the Board.

The key features of the internal controls of the Group include a comprehensive system of reporting, budgeting and forecasting into clearly laid down policies and procedures. The organisational structure has clear lines of responsibility. Internal control for subsidiary companies is monitored centrally and authorisation of expenditure by overseas companies is closely monitored by the Group’s management. Profit and loss, balance sheet and cash flow information is prepared

Baltimore Technologies

Corporate Governance

each month and reviewed by relevant executives. The Board of the Company is furnished with financial information on a monthly basis. The public release of half-yearly financial information is not made until it has been reviewed by the Board and by the Group’s auditors. While the internal control system is designed to manage rather than eliminate the risks inherent in a fast-moving high technology business, it can only provide reasonable and not absolute assurance against material misstatement or loss.

Division of Responsibilities between Chairman and Chief Executive

Responsibility for running the Board and Group’s business is divided between Mr. Morgan as non-Executive Chairman, and the Chief Executive, Mr Khezri.

Timeliness and Quality of Board Information

The Company has endeavoured to ensure that Directors are properly briefed on issues arising at Board meetings by establishing procedures to ensure Board papers are distributed in advance of meetings, adjourning meetings or deferring decisions when Directors have concerns about the information available to them and ensuring the Directors are fully briefed by the Company Secretary, who is responsible to the Board for timeliness and quality of information.

Dialogue with Institutional Investors

The Directors seek to build on a mutual understanding of objectives between the Company and its institutional shareholders by holding formal meetings with such institutional shareholders throughout the year.

Constructive use of the Annual General Meeting

The Board has sought to use the Annual General Meeting (AGM) to communicate with private investors and encourage their participation by taking minority interest questions during the AGM and, where appropriate, for later response. The chairmen of the Audit, Remuneration and Nominations Committees were available to answer shareholders’ questions at the AGM.

The Company counts all proxy votes and will indicate the level of proxies lodged on each resolution, after it has been dealt with by a show of hands.

Accountability and Audit

The Board presents a balanced and understandable assessment of the Company’s position and prospects in all interim and price-sensitive reports and reports to regulators as well as the information required to be presented by statutory requirements.

Senior Independent Director

John Cunningham is the Senior Independent non-Executive Director.

Internal Audit

The Board considers that there is no necessity at the present time to establish an independent audit function in addition to the Internal Control functions already in existence.

The Board will periodically review the need for an Internal Audit function.

Baltimore Technologies

Directors’ Remuneration Report

Introduction

This report describes how the Board has applied the Principles of Good Governance relating to Directors’ remuneration. This report meets the relevant requirements in the Directors’ Report Regulations 2002, and the Listing Rules of the Financial Services Authority.

The audited section of this report is the Directors Remuneration and Share Options. Full details are shown in notes 5 and 22.

As required by the Regulations, a resolution to approve the report will be proposed at the Annual General Meeting.

Remuneration Report

The Remuneration Committee is composed of the non-Executive Directors. The remuneration and emoluments of the Executive Directors are determined and authorised by the non-Executive Directors and the Committee also reviews and approves the remuneration of the Executive Vice Presidents.

Details of the Directors proposed for re-election and the interests of the Directors are disclosed in the Directors’ Report.

Save for David Guyatt, none of the Committee has any personal financial interest (other than as a shareholder), conflicts of interest arising from cross-directorships, or day-to-day involvement in running the business. The Committee makes recommendations to the Board. No Director plays a part in any discussion about his own remuneration. David Guyatt is a Director of Clearswift Corporation which acquired Content Technologies Holdings Ltd from the Company in March 2002.

In determining the Directors’ remuneration for the year, the Committee consulted Mr Khezri (Chief Executive) about its proposals.

Remuneration Policy

The Committee believes that the Executive Directors should be rewarded fairly and competitively, and takes into account the remuneration of other senior managers of other public companies operating within the software industry. The remuneration of the non-Executive Directors is determined by the Board within the limits set out in the Articles of Association. The names of each Director who was a member of the Committee when the Committee was considering any such matter is as detailed on page 42.

The remuneration package for Executive Directors and senior management comprises of four main elements:

•	Total cash (including bonus);
•	Benefits in Kind; and Pension arrangements;
•	Share option incentives;
•	Contract of employment.

Whilst the basic salaries for the executive directors and senior management were reduced in 2001, the Company’s policy is that a substantial portion of the remuneration of the Executive Directors and senior management should be performance related. As described below, Executive Directors can earn a bonus of up to 50% of their basic salary together with the benefits of participation in share option schemes.

The benefits in kind include medical benefits, car allowance and pension payments. The pensions policy has been to avoid the unquantifiable commitments of a final salary scheme, and instead the Company makes a contribution to the employees money purchase scheme.

The policy on share options is that the share option schemes be analogous to those for a company in its “start-up phase”. In the past the Company has two major market price based option schemes. The first was in 1998 following on from the admission to the full list of the London Stock Exchange and was available to all employees. The grants were made subject to performance criteria and vested after three years from grant. This scheme was superseded in late 1999 following on from the secondary listing on the NASDAQ national market. The 1999 Stock Incentive Plan, mirrored many features found in a US Stock Option plan recognising the Company’s desire to expand in North America. In early 2001 the Company had nearly 1,400 employees, many of whom had options under the terms of one of the two schemes. The effect of the reversal of the Company’s fortunes and the decline in the software sector overall meant that the majority of employees who were granted options in 1998, derived no benefit from them. For the majority of employees only the first third of the options granted under the 1999 scheme were capable of being exercised.

Baltimore Technologies

Directors’ Remuneration Report

Since late 2001 the policy has been to try and make the Company’s option schemes a key part of the employees overall remuneration, however, the general market conditions and the fall in the company’s share price has meant that market based options have become a disincentive and demotivating.

The Company is now relatively small and highly dependent on retaining its employees, and share options are seen as a cornerstone of this policy and it was for this reason the Company introduced the Baltimore Technologies Share Award Plan, details of which are set out below, to issue nil-cost options to employees.

For the coming year, it is our intention to maintain the policies set out above until such time as the Company becomes profitable when we will review the appropriateness of imposing performance criteria on the grant of new share option awards.

Basic Salary

Prior to the beginning of each year the Committee determines individual Executive Director or senior manager’s salary. In deciding appropriate levels, the Committee considers the Group as a whole, and salary levels in comparison with the software sector.

Salaries remain unaltered since they were revised downwards in October 2001. Executive Directors’ contracts of service will be available for inspection at the Annual General Meeting.

Annual Bonus Payment

The Committee establishes the objectives that must be met for each financial year if a cash bonus is to be paid. The Committee believes that any incentive compensation should be tied into the interests of the Company’s shareholders. In the current climate, the Committee believes that the achievement of the Group’s financial targets is the most appropriate.

Whilst the maximum performance bonus that can be paid is 50% of basic annual salary, no bonus payments were made in respect of financial years 2001 or 2002 to either the Executive Directors or senior management.

Directors’ Contracts

It is the Company’s policy that Executive Directors and senior management have contracts for an indefinite term providing for a maximum of one year’s notice. Occasionally it has been necessary to initially offer a longer notice period to new directors, which after a period reverts back to 12 months. No Director is able to accept appointments and retain payment from sources outside the Company without Board approval.

For details of individual Directors’ and senior managements’ emoluments, please see note 5 of the financial statements on page 71. For details of individual Directors’ interests in share options, see note 22 on pages 92 to 96. For details of Directors’ shareholdings in the Company, please refer to the table on page 39 in the Directors’ Report.

Details of the significant terms of service agreements between Baltimore Technologies and the individual Directors are as follows:

Peter W. L. Morgan was appointed as a non-Executive Director under the terms of his letter of agreement with Baltimore Technologies dated 15 July 1994, and he was appointed as Chairman of the Board of Directors on 12 September 2000. Under the current term of his agreement, his appointment is terminable by either party on three months’ prior written notice.

Bijan D. Khezri was appointed as Chief Executive under the terms of his letter of agreement with Baltimore Technologies dated 10th October 2001. Under the current terms of this agreement, his appointment is until 31 December 2002 and thereafter terminable by either party on twelve months’ prior written notice. His current salary is £150,000 per year, plus a bonus of up to 50% of salary although he has waived any entitlement to any bonus for the period ending 31 December 2002. He is entitled to 25 working days holiday a year, permanent health insurance, medical insurance, life assurance and participation in an executive pension scheme or his own personal pension fund and expenses. He also receives a car allowance of £1,000 per month and the cost of his petrol for private mileage.

K Philip Smith was appointed as Chief Financial Officer under the terms of his letter of agreement with Baltimore Technologies dated 4th March 2002. Under the current terms of this agreement, his appointment is until 31st December

Baltimore Technologies

Directors’ Remuneration Report

2003 and thereafter terminable by either party on twelve months’ prior written notice. His current salary is £150,000 per year, plus a bonus of up to 50% of salary although he has waived any entitlement to any bonus for the period ending 31 December 2002. He is entitled to 25 working days holiday a year, permanent health insurance, medical insurance, life assurance and participation in an executive pension scheme or his own personal pension fund and expenses. He also receives a car allowance of £1,000 per month and the cost of his petrol for private mileage.

John P. Cunningham was appointed as a non-Executive Director under the terms of his letter of agreement with Baltimore Technologies dated 2 August 2000. Under the current term of his agreement, his appointment is terminable by either party on three months’ prior written notice.

George W. Powlick was appointed as a non-Executive Director under the terms of his letter of agreement with Baltimore Technologies dated 2 August 2000. Under the current terms of this agreement, his appointment is terminable by either party on three months’ prior written notice.

David A. Guyatt was appointed as a non-Executive Director under the terms of his letter of agreement with Baltimore Technologies dated 12 July 2001. Under the current terms of this agreement, his appointment is terminable by either party on three months’ prior written notice.

Except as set out for the above, none of the employment or service agreements between Baltimore Technologies and its Directors provide for compensation payable upon early termination. Baltimore Technologies does not have any other employment agreements with any Directors except as set forth above.

The non-Executive Directors, including the Chairman have agreed that only one-third of their remuneration should be payable in cash and the balance will be paid in arrears in fully paid equity at the then prevailing market price at the time of the 2003 Annual General Meeting of the Company.

Non-Executive Directors do not participate in any of the Company’s share options schemes, and are not eligible to join the Company’s pension scheme.

Share Options†

On 16 December 2002, an extraordinary general meeting approved the establishment of the Baltimore Technologies plc Share Award Plan (the “Plan”).

The aim of this Scheme is to replace the Company’s existing Share Option plans, based on market price grants. The Committee believed that the Company’s existing market price based options no longer provided a long term incentive. The Plan is less dilutive in real terms than market price based options, as the equivalent financial reward is delivered with a lesser number of shares. For the initial grant the Committee has not imposed any performance criteria, as in the current situation the Committee believes there is no other meaningful criteria than the improvement in the Company’s share price by making the Company profitable. The Committee believes that a straightforward sense of ownership is a stronger incentive than share price targets, which are beyond the individual’s control. The Committee has the right under the Plan rules to impose performance criteria in the future and, once the Company becomes profitable, the Committee believes that it would be appropriate at that stage to make new awards subject to performance criteria.

The Committee believes that the current operating environment of the Company justifies the relatively short vesting period for the initial award of four nine monthly tranches over three years. This is because it is essential for the Company to achieve profitability within that timescale. The table below sets out the range of likely returns from the initial awards based on an award of 100,000 options

Price	25p	50p	75p	100p

9 months	6,250	12,500	18,750	25,000

18 months	6,250	12,500	18,750	25,000

27 months	6,250	12,500	18,750	25,000

36 months	6,250	12,500	18,750	25,000

Total (£)	25,000	50,000	75,000	100,000

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Directors’ Remuneration Report

The largest award made was an option over 126,560 shares and there is no intention to make any additional grants of this nature in the forthcoming year. The Committee takes the view this is a relatively modest reward for the executive team responsible for restoring the Company’s fortunes.

The Company does not operate any other long-term incentive schemes other than the share option schemes. No significant amendments are proposed to be made to the terms and conditions of an entitlement of a Director to share options.

Performance Graph†

The chart has been prepared by using the value the relative index was at 31 December for each period. The FTSE All Share Index had been selected as audit-based index, and the FTSE Techmark 100 Index had been selected as it contains a number of comparable companies.

Pension Arrangements

The Executive Directors and senior management receive a contribution of 10% of their basic annual salary towards their own money purchase Scheme.

This report was approved by the Board of Directors on 14 April 2003 and signed on its behalf by

Peter Morgan

Chairman

14 April 2003

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Financial Statements

Notes relating to the Financial Statements
1	Accounting policies	59
2	Segmental information	63
3	Analysis of administrative expenses	67
4	Operating loss	70
5	Directors and executive officers	71
6	Employees	72
7	Interest	73
8	Taxation	74
9	Loss per share	76
10	Intangible fixed assets	77
11	Tangible fixed assets	79
12	Fixed asset investments	80
13	Disposal of subsidiary undertakings	83
14	Stocks	85
15	Debtors	85
16	Creditors (including convertible debt): amounts falling due within one year	86
17	Creditors (including convertible debt): amounts falling due after more than one year	87
18	Provisions for liabilities and charges	88
19	Deferred tax	89
20	Called up share capital	90
21	Share capital and reserves	91
22	Share options	92
23	Contingent liabilities	96
24	Commitments	96
25	Notes to accompany cash flow statement	97
26	Financial instruments	99
27	Additional information for US Investors	100

Baltimore Technologies

Financial Statements

Statement of Directors’ Responsibilities

UK Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgments and estimates that are reasonable and prudent;
•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Director’s are also responsible for the filing of the Form 20-F with the SEC. In order that all shareholders are given a consistent picture, these financial statements are framed to meet both UK and US requirements, including those of the SEC.

Baltimore Technologies

Financial Statements

Report of the independent auditors to the members of Baltimore Technologies plc

We have audited the Financial Statements on pages 49 to 110. We have also audited certain of the information in the Directors’ Remuneration Report that is required to be audited by the Companies Act 1985; this information is set out on pages 45 to 48.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report, the Directors’ Remuneration Report and the Annual Report on Form 20-F. As described on page 50, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards; the Directors have also presented additional information under United States requirements. Our responsibilities, as independent auditors, are established by statute in the United Kingdom, the Auditing Practices Board in the United Kingdom and the auditing standards generally accepted in the United States, the Listing Rules of the United Kingdom Financial Services Authority, the United States Securities and Exchange Commission, and by our profession’s ethical guidance.

We report to you in our United Kingdom opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ Report is not consistent with the Financial Statements, if Baltimore Technologies plc (“the Company”) has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ Remuneration and transactions with Baltimore Technologies plc together with its subsidiary undertakings (“the Group”) is not disclosed.

We review whether the statement on page 50 reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and Form 20-F, including the Corporate Governance statement and the unaudited part of the Directors’ Remuneration Report, and consider whether it is consistent with the audited Financial Statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit of the Financial Statements in accordance with auditing standards issued by the Auditing Practices Board in the United Kingdom and those generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed. We conducted our audit of the part of the Directors’ Remuneration Report required to be audited by the Companies Act 1985 in accordance with auditing standards issued by the Auditing Practices Board in the United Kingdom.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements and the part of the Directors’ Remuneration Report required to be audited by the Companies Act 1985 are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements and the part of the Directors’ Remuneration Report to be audited. We believe that our audit provides a reasonable basis for our opinion.

United Kingdom opinion

In our opinion:

•	the Financial Statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the loss of the Group for the year then ended; and
•	the Financial Statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

United States opinion

In our opinion, the consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Group at 31 December 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three year period ended 31 December 2002, in conformity with generally accepted accounting principles in the United Kingdom.

Baltimore Technologies

Financial Statements

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of the operations for each of the years in the three year period ended 31 December 2002 and shareholders’ equity at 31 December 2002 and 2001, to the extent summarised in note 27 to the consolidated Financial Statements.

KPMG Audit Plc
Chartered Accountants Registered Auditor Reading, England 14 April 2003

Baltimore Technologies

Financial Statements

Consolidated profit and loss account†

		Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Total Year to 31 December 2002	Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Total Year to 31 December 2001	Continuing Operations Year to 31 December 2000	Discontinued Operations Year to 31 December 2000	Total Year to 31 December 2000

Revenue	Notes	£000	£000	£000	£000	£000	£000	£000	£000	£000

Existing operations	2(a)	26,496	8,548	35,044	33,639	36,782	70,421	42,947	26,424	69,371

Cost of sales		(12,372)	(3,653)	(16,025)	(15,328)	(17,763)	(33,091)	(10,573)	(13,202)	(23,775)

Gross profit	2(b)	14,124	4,895	19,019	18,311	19,019	37,330	32,374	13,222	45,596

Administrative expenses – ordinary		(47,284)	(12,333)	(59,617)	(108,916)	(149,964)	(258,880)	(133,302)	(18,128)	(151,430)
Exceptional administrative expenses		(19,062)	878	(18,184)	(68,855)	(373,454)	(442,309)	–	–	–

Total administrative expenses	3	(66,346)	(11,455)	(77,801)	(177,771)	(523,418)	(701,189)	(133,302)	(18,128)	(151,430)

Operating loss	4	(52,222)	(6,560)	(58,782)	(159,460)	(504,399)	(663,859)	(100,928)	(4,906)	(105,834)
Share of operating loss of associated undertaking		–	–	–	–	–	–	(290)	–	(290)
Gain/(Loss) on sale of businesses		1,741	(9,790)	(8,049)	–	–	–	–	–	–
Gain on sale of tangible fixed assets of continuing operations	3	591	–	591	–	–	–	–	–	–
Interest receivable and similar income	7	955	296	1,251	5,348	344	5,692	7,363	133	7,496
Interest payable and similar charges	7	(254)	(18)	(272)	(1,382)	(162)	(1,544)	(153)	(257)	(410)

Loss on ordinary activities before taxation	2(c)	(49,189)	(16,072)	(65,261)	(155,494)	(504,217)	(659,711)	(94,008)	(5,030)	(99,038)
Tax on loss on ordinary activities	8	(368)	(35)	(403)	(75)	(91)	(166)	(335)	(102)	(437)

Loss on ordinary activities after taxation		(49,557)	(16,107)	(65,664)	(155,569)	(504,308)	(659,877)	(94,343)	(5,132)	(99,475)
Minority interest		–	936	936	–	7,029	7,029	2,590	–	2,590

Loss for the financial period		(49,557)	(15,171)	(64,728)	(155,569)	(497,279)	(652,848)	(91,753)	(5,132)	(96,885)

Loss for the period retained for equity shareholders				(64,728)			(652,848)	(91,753)	(5,132)	(96,885)

Loss per share		Pence	Pence	Pence	Pence	Pence	Pence	Pence	Pence	Pence
Basic and diluted	9	(95.8)	(29.4)	(125.2)	(314.1)	(1,004.0)	(1,318.1)	(228.7)	(12.8)	(241.5)

The accompanying notes are an integral part of these consolidated financial statements

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Financial Statements

Consolidated balance sheet

		31 December 2002	31 December 2001

	Notes	£000	£000

Fixed assets
Intangible assets	10	4,582	59,030
Tangible assets	11	7,359	18,396
Investments	12	6,151	442

		18,092	77,868
Current assets
Stocks	14	19	802
Debtors	15	15,008	27,905
Cash at bank and in hand		17,883	21,240

		32,910	49,947

Creditors (including convertible debt): amounts falling due within one year	16	(28,892)	(30,832)

Net current assets		4,018	19,115

Total assets less current liabilities		22,110	96,983
Creditors (including convertible debt): amounts falling due after more than one year	17	(1,905)	(2,969)

		20,205	94,014
Provisions for liabilities and charges	18	(3,808)	(3,490)
Minority interest		—	(7,553)

Net assets		16,397	82,971

Capital and reserves
Called up share capital	20	535	514
Share premium account	21	375,953	374,680
Shares to be issued	21	3,430	4,658
Merger reserve	21	609,409	609,409
Warrant reserve	21	21,501	21,501
Profit and loss account	21	(994,431)	(927,791)

Shareholders’ funds—equity	21	16,397	82,971

These financial statements were approved by the Board of Directors on 14 April 2003 and were signed on its behalf by

Bijan D. Khezri	K. Philip Smith
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Baltimore Technologies

Financial Statements

Balance sheet for Baltimore Technologies plc

		31 December 2002	31 December 2001

	Notes	£000	£000

Fixed assets
Investments	12	7,658	131,921

Current assets
Debtors	15	3,833	132,615
Cash at bank and in hand		13,691	14,445

		17,524	147,060
Creditors (including convertible debt): amounts falling due within one year	16	(1,066)	(9,923)

Net current assets		16,457	137,137

Total assets less current liabilities		24,116	269,058
Creditors (including convertible debt): amounts falling due after more than one year	17	(1,729)	(1,729)

Net assets		22,387	267,329

Capital and reserves
Called up share capital	20	535	514
Share premium account	21	375,953	374,680
Shares to be issued	21	3,430	4,658
Merger reserve	21	609,409	609,409
Warrant reserve	21	21,501	21,501
Profit and loss account	21	(988,441)	(743,433)

Shareholders’ funds—equity	21	22,387	267,329

These financial statements were approved by the Board of Directors on 14 April 2003 and were signed on its behalf by:

Bijan D. Khezri	K. Philip Smith
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Baltimore Technologies

Financial Statements

Consolidated cash flow statement

		Year to 31 December 2002	Year to 31 December 2001	Year to 31 December 2000

	Notes	£000	£000	£000

Net cash outflow from operating activities	25(a)	(17,466)	(69,955)	(48,984)
Returns on investments and servicing of finance	25(b)	1,163	2,569	5,164
Taxation		392	68	130
Capital expenditure and financial investments	25(b)	3,114	(12,462)	(10,983)
(Acquisitions)/disposals	25(b)	9,821	(7,195)	10,474

Net cash outflow before financing		(2,976)	(86,975)	(44,199)

Financing
Issue of ordinary shares	25(b)	–	1,908	72,162
Repayment of convertible loan notes	25(b)	–	(20,675)	–
Cash removed from/(placed in) escrow to secure convertible loan notes	25(b)	–	20,675	(20,675)
Decrease in debt	25(b)	(544)	(835)	(3,270)

		(544)	1,073	48,217

(Decrease)/increase in cash in the year	25(c)	(3,520)	(85,902)	4,018

Reconciliation of net cash flow to movement in net funds/(debt)

		Year to 31 December 2002	Year to 31 December 2001	Year to 31 December 2000

	Notes	£000	£000	£000

(Decrease)/increase in cash in year		(3,520)	(85,902)	4,018
Cash flow from decrease in debt and lease repayments	25(c)	588	835	3,243

Change in net funds resulting from cash flows		(2,932)	(85,067)	7,261

Exchange differences	25(c)	162	(644)	1,765
Acquisitions and loan notes	25(c)	–	20,675	(21,021)

Movement in net debt in year		(2,770)	(65,036)	(11,995)
Net funds at beginning of period	25(c)	18,546	83,582	95,577

Net funds at year end		15,776	18,546	83,582

The accompanying notes are an integral part of these consolidated financial statements.

Baltimore Technologies

Financial Statements

Reconciliation of movements in shareholders’ funds

		Year to 31 December 2002	Year to 31 December 2001	Year to 31 December 2000

	Notes	£000	£000	£000

Group
Loss for the financial period		(64,728)	(652,848)	(96,885)
Charge in relation to share compensation expense		66	775	739
Exchange differences		(1,978)	(632)	651
Issue of ordinary shares (net of issue costs)	21	66	1,989	632,668
Shares to be issued	21	–	–	12,963
Warrant reserve	21	–	–	22,873
Deemed gain on part disposal of a subsidiary		–	–	12,814

Net (decrease)/increase to shareholders’ funds		(66,574)	(650,716)	585,823

Opening shareholders’ funds		82,971	733,687	147,864

Closing shareholders’ funds		16,397	82,971	733,687

		Year to 31 December 2002	Year to 31 December 2001	Year to 31 December 2000

	Notes	£000	£000	£000

Company
(Loss)/profit for the financial period		(86,458)	(596,169)	5,382
Charge in relation to share compensation expense		66	775	739
Issue of ordinary shares (net of issue costs)	21	66	1,989	632,668
Shares to be issued	21	–	–	12,963
Warrant reserve	21	–	–	22,873

Net (decrease)/increase to shareholders’ funds		(86,326)	(593,405)	674,625
Opening shareholders’ funds		267,329	860,734	186,109

Closing shareholders’ funds		181,003	267,329	860,734

The accompanying notes are an integral part of these consolidated financial statements.

Baltimore Technologies

Financial Statements

Statements of total recognised gains and losses

	Year to 31 December 2002	Year to 31 December 2001	Year to 31 December 2000

	£000	£000	£000

Group
Loss for the financial period	(64,728)	(652,848)	(96,885)
Deemed gain on part disposal of a subsidiary undertakings	–	–	12,814
Exchange differences	(1,978)	(632)	651

Total recognised losses relating to the financial period	(66,706)	(653,480)	(83,420)

Company

Loss for the financial period represented the only recognised loss for each period.

The accompanying notes are an integral part of these consolidated financial statements.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

1    ACCOUNTING POLICIES

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the financial statements of Baltimore Technologies plc and its subsidiaries (the “Group”).

Basis of preparation

The financial statements are prepared under the historical cost convention and in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP) including Financial Reporting Standards (“FRS”) 19 – “Deferred Tax”. This new accounting standard did not have a material impact on the results for the year or on the amount of shareholders’ equity.

A summary of significant accounting policies are set out below.

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of consolidation

The consolidated financial statements incorporate those of the parent company and its subsidiaries. As the Company’s profit for the financial period is disclosed in the Reconciliation of Movements in Shareholders’ Funds on page 57, a separate detailed profit and loss account is not presented, as permitted by s230(4) of the Companies Act 1985.

The results of subsidiary undertakings and businesses acquired or disposed of are included in the consolidated profit and loss from or to the date on which control passes. Acquisitions are accounted for under the acquisition method.

Associates

An associate is an undertaking, not being a subsidiary or joint venture, in which the Group holds a long-term interest and over whose commercial and financial policy decisions it actually exercises significant influence. The Group’s share of the results of associated undertakings are included in the consolidated profit and loss account on the equity accounting basis. The value of associated undertakings included in the Group balance sheet is calculated by reference to the Group’s equity in the net assets of such undertakings, as shown by the most recent financial statements available.

Investments

Fixed asset investments, other than in associates, are stated at cost. To the extent that the carrying value exceeds the recoverable amount, an impairment loss is recognised in the profit and loss account.

Shares held by the Company’s Employee Benefit Trust are recorded as fixed asset investments in the consolidated financial statements of the Company and the Group at cost less any impairment.

Goodwill and intangible assets

On the acquisition of a business fair values are attributed to the separable net assets acquired, including intangible assets. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets. Goodwill arising on acquisitions from 1 May 1997 is capitalized and amortised over its estimated useful life of three to five years. The Group’s policy up to and including 30 April 1997 was to eliminate goodwill arising upon acquisitions against reserves. Under the provisions of Financial Reporting Standard 10 – Goodwill and Intangible Assets’ – such goodwill, amounting to £1,430,000, will remain eliminated against reserves until disposal or termination of the previously acquired business, when the profit or loss on disposal or termination will be calculated after charging the gross amount of any such goodwill.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

1    ACCOUNTING POLICIES (continued)

An impairment review is performed if events or changes in circumstances indicate that the carrying value of an intangible asset may not be recoverable in full. Any impairment is measured by comparing the carrying value of the fixed asset or income-generating unit with its recoverable amount. The recoverable amount is the higher of the net recognised value or the value in use. To the extent that the carrying value exceeds the recoverable amount, an impairment loss is recognised in the profit and loss account.

Intangible assets, which represent purchased intellectual property rights, are recognised and amortised over their estimated useful lives of three to five years. No value is attributed to internally generated intangible assets.

Tangible fixed assets and depreciation

Depreciation is provided by the Group to write off the cost less the estimated residual value of tangible fixed assets over their estimated useful economic lives as follows:

Buildings	50 years
Refurbishment to building	10 years
Plant and equipment	3 years
Fixtures and fittings	2-5 years

Leases

Assets acquired under hire purchase and finance lease contracts are recognised as fixed assets and depreciated in accordance with the above accounting policy, or over the period of the lease, whichever is the shorter period. Full provision is made for the capital cost outstanding on each asset so acquired, the interest element being written off as incurred.

All other leases are accounted for as operating leases and the rental charges are charged to the profit and loss account on a straight line basis over the life of the lease.

Stocks and work in progress

Stocks are valued on a “First in – First out” basis at the lower of cost or net realisable value. In respect of work in progress and finished goods, cost includes overheads, transportation and duty costs, where appropriate.

Work in progress in respect of long-term contracts is valued at cost, net of amounts taken to cost of sales, after deducting foreseeable losses and progress payments not matched to revenue. Amounts recoverable on contracts are included in debtors and represent revenue recognised in excess of payments on account.

Pensions

The Group contributes to defined contribution pension schemes for the benefit of employees. The assets of the schemes are held separately from those of the Group in independently administered funds. Group contributions are charged to the profit and loss account in the year in which they are incurred.

Employee share schemes

The cost of awards to employees that take the form of shares or rights to shares is recognised over the period of the employees’ related performances. The cost represents the difference between the option exercise price and the market value of the shares at the date of grant of the option. Where there are no performance criteria, the cost is recognised over the period from granting the option to when the employee becomes unconditionally entitled to the shares. This cost is included in administrative expenses.

Deferred taxation

Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on timing differences arising from the revaluation of fixed assets where there is no binding contract to dispose of these assets. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax balances are not discounted.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

1    ACCOUNTING POLICIES (continued)

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

Profits and losses of overseas subsidiaries are translated into pounds sterling at average rates of exchange during the period with the adjustment to closing rates at the period end being taken to reserves. Gains and losses arising on the translation of the net assets of overseas subsidiaries are also taken to consolidated reserves.

Revenue recognition

The Group’s revenue is derived from the following sources:

Licence	Sales of perpetual software licences and fees earned from software resellers in respect of software products.
Hardware products	Until the disposal of the hardware business in September 2002 – the design, development and delivery of network encryption hardware products.
Services
(a) Professional Services
(i) Systems Integration	Long-term contracts
(ii) Consultancy	Information security consultancy.
(b) Service and support	Provision of maintenance and support services for hardware and software products and installed systems.
(c) Hosting	Provision of secure facilities for customers.
Other Third party products	Sourcing and delivery of third party products.

The above revenue groupings also reflect the basis of management reporting (see note 2(a)).

Licence

Revenue from perpetual software licence agreements, which is not as part of a long-term contract, is recognised as revenue upon shipment of the software following either receipt of an executed licence agreement (or an unconditional order under an existing licence agreement), if there is no significant remaining vendor obligations and the collection of the receivable is probable. Fees from reseller agreements are recognised over the period of the agreement.

Hardware products

Hardware products revenue is generally recognised as units are delivered. However, revenue is also recognised where delivery has not taken place but where products have been accepted by customers, the manufacturing process is complete and when all services essential to the functionality of the units have been provided.

Professional Services

Systems integration revenue derived from fixed fee long-term contracts is recognised on the percentage of completion method for individual contracts. Revenue is recognised in the ratio that costs incurred bear to total estimated contract costs, taking into account progress towards reaching a point where experience is sufficient to estimate final results with reasonable accuracy. Changes in job performance, estimated profitability and the final contract settlements may result in revisions to costs and income in the period in which the revisions are determined. Provisions for any estimated losses on uncompleted contracts are made in the period in which such losses are determinable. The asset “amounts recoverable on contracts” represents revenue recognised in excess of amounts billed. Included within the payments on account liability are billings in excess of costs and estimated earnings on uncompleted contracts and represents billings in excess of revenue recognised. Contract costs include all labour costs and those direct costs related to contract performance.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

1    ACCOUNTING POLICIES (continued)

Certain systems integration contracts incorporate development work where the Company retains any resulting intellectual property and payment is not contingent on the completion of such work. Such agreements have no contractual commitments or obligations which require the Company, regardless of the results of the development work, to repay, be subject to penalties, or enter in any other financial or commercial relationship with the other party as a result of the development work agreement. These contracts are accounted for as long-term contracts, or on a time and expense basis if appropriate.

Professional Services revenue in respect of consulting, which is provided on a “time and expense” basis, is recognised as the service is performed.

Professional Services revenue from implementation, customisation and integration work performed on a “time and expense” basis, is recognised as the service is performed.

Revenue from maintenance and support service is recognised ratably over the period that these services are provided. Payments received in advance of services performed are recorded as deferred income.

Services revenue from hosting is recognised ratably over the period that the service is provided. Payments received in advance of services performed are recorded as deferred income.

Research and development and advertising expenditure

Expenditure on research and development and advertising is charged against profits in the year in which it is incurred.

Cash

Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

The Company’s chief operating decision-maker is considered to be the Company’s Chief Executive. The Chief Executive reviews financial information presented on a consolidated basis accompanied by certain geographic and product line information for the purposes of making operating decisions and assessing financial performance. Therefore, the Company operates as a single operating unit, the provision of information security solutions.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

2    SEGMENTAL INFORMATION

2(a)    Revenue analysis

All figures are stated after elimination of intercompany balances and transactions.

(i)    An analysis of revenue from external customers by location of customer for the period was as follows:

	Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Total Year to 31 December 2002	Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Total Year to 31 December 2001	Continuing Operations Year to 31 December 2000	Discontinued Operations Year to 31 December 2000	Total Year to 31 December 2000

	£000	£000	£000	£000	£000	£000	£000	£000	£000

United Kingdom	6,284	1,581	7,865	12,505	5,661	18,166	12,459	1,368	13,827
Ireland	818	45	863	655	208	863	2,795	59	2,854
Rest of Europe	12,402	942	13,344	11,000	4,491	15,491	14,999	1,007	16,006
Australia	160	1,980	2,140	(27)	4,269	4,242	121	6,777	6,898
Asia	2,054	2,305	4,359	442	12,667	13,109	1,408	10,658	12,066
Africa	93	81	174	267	325	592	1,283	52	1,335
North and South America	4,776	1,523	6,299	11,494	6,464	17,958	14,430	1,955	16,385
Net Intercompany	(91)	91	–	(2,697)	2,697	–	(4,548)	4,548	–

	26,496	8,548	35,044	33,639	36,782	70,421	42,947	26,424	69,371

(ii)    An analysis of revenue from external customers by origin for the period was as follows:

	Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Total Year to 31 December 2002	Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Total Year to 31 December 2001	Continuing Operations Year to 31 December 2000	Discontinued Operations Year to 31 December 2000	Total Year to 31 December 2000

	£000	£000	£000	£000	£000	£000	£000	£000	£000

United Kingdom	11,410	2,235	13,645	16,902	8,805	25,707	15,806	2,367	18,173
Ireland	7,196	–	7,196	5,615	–	5,615	25,088	3,098	28,186
Rest of Europe	2,299	414	2,713	1,840	1,881	3,721	791	169	960
Australia	382	2,956	3,338	1	6,875	6,876	(4,810)	10,094	5,284
Asia	–	1,329	1,329	–	10,058	10,058	(534)	4,190	3,656
North and South America	5,300	1,523	6,823	11,978	6,466	18,444	11,154	1,958	13,112
Net Intercompany	(91)	91	–	(2,697)	2,697	–	(4,548)	4,548	–

	26,496	8,548	35,044	33,639	36,782	70,421	42,947	26,424	69,371

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

2    SEGMENTAL INFORMATION (continued)

(iii) An analysis of revenue from external customers by type of revenue for the period was as follows:

	Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Total Year to 31 December 2002	Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Total Year to 31 December 2001	Continuing Operations Year to 31 December 2000	Discontinued Operations Year to 31 December 2000	Total Year to 31 December 2000

	£000	£000	£000	£000	£000	£000	£000	£000	£000

Licence	9,282	3,585	12,867	13,939	17,360	31,299	22,818	13,034	35,852
Hardware products	1,292	51	1,343	2,580	372	2,952	3,719	75	3,794
Services
Professional Services	3,822	1,479	5,301	7,744	5,612	13,356	12,055	5,388	17,443
Service and support	7,436	2,594	10,030	7,050	8,180	15,230	4,027	2,036	6,063
Hosting	1,294	641	1,935	1,827	1,677	3,504	1,798	909	2,707
Other (third party products)	3,461	107	3,568	3,196	884	4,080	3,078	434	3,512
Net Intercompany	(91)	91	–	(2,697)	2,697	–	(4,548)	4,548	–

	26,496	8,548	35,044	33,639	36,782	70,421	42,947	26,424	69,371

(iv)	The Company operates globally, with 15 offices in 13 countries at 31 December 2002. Export sales were a significant proportion of the Company’s total revenue in 2002, when its subsidiaries invoiced 40% (£14.1 million) of the Company’s total revenue to customers located outside their home markets.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

2    SEGMENTAL INFORMATION (continued)

2(b)    Gross profit

An analysis of gross profit by type of revenue for the period was as follows:

	Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Total Year to 31 December 2002	Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Total Year to 31 December 2001	Continuing Operations Year to 31 December 2000	Discontinued Operations Year to 31 December 2000	Total Year to 31 December 2000

	£000	£000	£000	£000	£000	£000	£000	£000	£000

Licence	9,034	3,349	12,383	13,405	16,139	29,544	24,972	9,623	34,595
Hardware products	898	50	948	1,286	369	1,655	1,170	75	1,245
Services
Professional Services	(455)	443	(12)	(806)	970	164	3,127	2,326	5,453
Service and support	4,142	1,830	5,972	3,224	4,785	8,009	1,922	1,304	3,226
Hosting	(1,223)	(122)	(1,345)	(1,684)	(1,426)	(3,110)	(9)	227	218
Other (third party products)	1,057	16	1,073	1,002	66	1,068	834	25	859
Net Intercompany	671	(671)	–	1,884	(1,884)	–	358	(358)	–

Gross profit	14,124	4,895	19,019	18,311	19,019	37,330	32,374	13,222	45,596
Administrative expenses	(66,346)	(11,455)	(77,801)	(177,771)	(523,418)	(701,189)	(133,302)	(18,128)	(151,430)

Operating loss	(52,222)	(6,560)	(58,782)	(159,460)	(504,399)	(663,859)	(100,928)	(4,906)	(105,834)
Share of loss of associated undertaking	–	–	–	–	–	–	(290)	–	(290)
Gain/(Loss) on sale of businesses	1,741	(9,790)	(8,049)	–	–	–	–	–	–
Gain on sale of tangible fixed assets of continuing operations	591	–	591	–	–	–	–	–	–
Net interest receivable	701	278	979	3,966	182	4,148	7,210	(124)	7,086

Loss before taxation and minority interest	(49,189)	(16,072)	(65,261)	(155,494)	(504,217)	(659,711)	(94,008)	(5,030)	(99,038)

Professional Services is made up of Systems Integration, Consultancy and Training.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

2    SEGMENTAL INFORMATION (continued)

2(c)    Loss before taxation

An analysis of loss before taxation by location for the period was as follows:

	Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Total Year to 31 December 2002	Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Year to 31 December 2001	Continuing Operations Year to 31December 2000	Discontinued Operations Year to 31 December 2000	Year to 31 December 2000

	£000	£000	£000	£000	£000	£000	£000	£000	£000

United Kingdom	7,783	(4,614)	3,169	(106,982)	(480,494)	(587,476)	(40,430)	195	(40,235)
Ireland	(477)	–	(477)	(11,005)	–	(11,005)	(12,068)	–	(12,068)
Rest of Europe	(49,015)	1,334	(47,681)	(1,215)	(1,633)	(2,848)	(752)	(276)	(1,028)
Australia	22	(1,413)	(1,391)	(49)	(4,722)	(4,771)	(698)	2,438	1,740
Asia	(119)	(1,619)	(1,738)	551	(10,518)	(9,967)	(1,884)	(6,887)	(8,771)
North and South America	(10,416)	(248)	(10,664)	(22,889)	(4,653)	(27,542)	(39,376)	(128)	(39,504)

Operating loss	(52,222)	(6,560)	(58,782)	(141,589)	(502,020)	(643,609)	(95,208)	(4,658)	(99,866)
Share of operating loss of associated undertaking	–	–	–	–	–	–	(290)	–	(290)
Gain/(Loss) on sale of businesses	1,741	(9,790)	(8,049)	–	–	–	–	–	–
Gain on sale of tangible fixed assets of continuing operations	591	–	591	–	–	–	–	–	–
Group costs	–	–	–	(17,871)	(2,379)	(20,250)	(5,720)	(248)	(5,968)
Net interest receivable	701	278	979	3,966	182	4,148	7,210	(124)	7,086

Loss before taxation and minority interest	(49,189)	(16,072)	(65,261)	(155,494)	(504,217)	(659,711)	(94,008)	(5,030)	(99,038)

2(d)    Total assets

An analysis of total assets by location was as follows:

	Total 31 December 2002	Continued Operations 31 December 2001	Discontinued Operations 31 December 2001	Intercompany Eliminations 31 December 2001	Total 31 December 2001

	£000	£000	£000	£000	£000

United Kingdom	183,192	125,160	38,374	(128,536)	34,998
Ireland	14,650	35,198	–	–	35,198
Rest of Europe	(170,529)	64,429	2,406	(87,747)	(20,912)
Australia	5,298	6,948	14,228	(12,195)	8,981
Asia	419	2,470	26,252	–	28,722
North and South America	17,972	36,755	10,559	(6,486)	40,828

	51,002	270,960	91,819	(234,964)	127,815

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

2    SEGMENTAL INFORMATION (continued)

2(e)    Net assets

An analysis of net assets by location was as follows:

	Total Year to 31 December 2002	Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Total Year to 31 December 2001

	£000	£000	£000	£000

United Kingdom	98,787	18,704	16,583	35,287
Ireland	(38,023)	(13,423)	–	(13,423)
Rest of Europe	2,174	58,545	(754)	57,791
Australia	462	1,719	4,118	5,837
Asia	(424)	165	20,357	20,522
North and South America	(46,579)	(18,766)	(4,277)	(23,043)

	16,397	46,944	36,027	82,971

3    ANALYSIS OF ADMINISTRATIVE EXPENSES

	Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Total Year to 31 December 2002	Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Total Year to 31 December 2001	Continuing Operations Year to 31 December 2000	Discontinued Operations Year to 31 December 2000	Total Year to 31 December 2000

	£000	£000	£000	£000	£000	£000	£000	£000	£000

Research and development	9,941	1,181	11,122	18,139	5,992	24,131	11,723	2,997	14,720
Sales and marketing	18,646	4,303	22,949	48,904	26,387	75,291	37,884	11,845	49,729
General administrative expenses	10,256	1,753	12,009	22,115	9,704	31,819	11,878	3,286	15,164
Amortisation and impairment of goodwill and intangible assets	27,503	4,218	31,721	88,613	481,335	569,948	71,817	–	71,817

Administrative expenses	66,346	11,455	77,801	177,771	523,418	701,189	133,302	18,128	151,430

Amortisation includes a charge for the impairment of goodwill and intangible assets of £12.4 million. The revised carrying value of the asset was taken as the higher of the value in use and net recognised value in accordance with Financial Reporting Standard 11 – Impairment of Fixed Assets and Goodwill.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

3    ANALYSIS OF ADMINISTRATIVE EXPENSES (continued)

Exceptional Administrative Expenses

Included in the above are the following exceptional items:

	Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Total Year to 31 December 2002	Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Total Year to 31 December 2001

	£000	£000	£000	£000	£000	£000

Impairment of goodwill and intangible assets	12,393	–	12,393	55,975	370,989	426,964
Cancelled infrastructure projects	–	–	–	3,567	–	3,567
Redundancy	3,000	–	3,000	4,009	1,457	5,466
Vacant property provision	1,269	(878)	391	1,891	1,008	2,899
Write down of fixed assets	–	–	–	2,856	–	2,856
Impairment of Investment	2,400	–	2,400	557	–	557

	19,062	(878)	18,184	68,855	373,454	442,309

Loss on Sale of Businesses

	Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Total Year to 31 December 2002

	£000	£000	£000

Loss on Disposal of Subsidiary Undertaking	–	9,790	9,790
Gain on sale of hardware business	(1,741)	–	(1,741)

	(1,741)	9,790	8,049

Additional information on loss on disposal of subsidiary undertakings may be found in note 13.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

3    ANALYSIS OF ADMINISTRATIVE EXPENSES (continued)

Reconciliation of LBITDA/LBITDAE

	Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Total Year to 31 December 2002	Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Total Year to 31 December 2001

	£000	£000	£000	£000	£000	£000

Operating Loss Exclude	(52,222)	(6,560)	(58,782)	(159,460)	(504,399)	(663,859)
Depreciation	3,968	672	4,640	5,227	2,491	7,718
Amortisation	15,110	4,218	19,328	32,638	110,346	142,984
Impairment	12,393	–	12,393	55,975	370,989	426,964

LBITDA (Loss before interest, tax depreciation and amortisation of goodwill and intangibles)	(20,751)	(1,670)	(22,421)	(65,620)	(20,573)	(86,193)
Exceptional Items (excluding impairment, included in amortisation)	6,669	(878)	5,791	12,880	2,465	15,345

LBITDAE (Loss before interest, tax, depreciation, amortisation of goodwill and intangibles and exceptional items)	(14,082)	(2,548)	(16,630)	(52,740)	(18,108)	(70,848)

Reconciliation of operating loss to net cash flow from operating activities

	Year to 31 December 2002	Year to 31 December 2001	Year to 31 December 2000

	£000	£000	£000

Operating loss	(58,782)	(663,859)	(105,834)
Impairment and amortisation of goodwill and intangible assets	31,721	569,948	71,817
Depreciation of tangible fixed assets	4,640	7,718	4,099
Loss on disposal of tangible fixed assets	1,240	60	280
Impairment of investments	2,400	–	–
Loss on sale of subsidiaries	4,417	–	–
Charge in relation to share related awards	66	775	739
(Increase)/decrease in stocks	(19)	(338)	407
(Increase)/decrease in debtors	2,604	15,439	(16,910)
Increase/(decrease) in creditors	(5,753)	302	(3,582)

Net cash outflow from operating activities	(17,466)	(69,955)	(48,984)

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

3    ANALYSIS OF ADMINISTRATIVE EXPENSES (continued)

Research and development

Research and development expenditure has been financed from the Group’s cash resources. The expenditure has been incurred in the following geographical locations:

	Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Total Year to 31 December 2002	Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Total Year to 31 December 2001	Continuing Operations Year to 31 December 2000	Discontinued Operations Year to 31 December 2000	Total Year to 31 December 2000

	£000	£000	£000	£000	£000	£000	£000	£000	£000

United Kingdom	1,583	923	2,506	3,357	5,096	8,453	3,944	539	4,483
Ireland	5,817	–	5,817	12,432	–	12,432	2,936	–	2,936
Australia	92	4	96	–	(105)	(105)	–	2,020	2,020
Asia	–	254	254	–	1,001	1,001	–	438	438
North and South America	2,449	–	2,449	2,350	–	2,350	4,843	–	4,843

	9,941	1,181	11,122	18,139	5,992	24,131	11,723	2,997	14,720

4    OPERATING LOSS

	Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Total Year to 31 December 2002	Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Total Year to 31 December 2001	Continuing Operations Year to 31 December 2000	Discontinued Operations Year to 31 December 2000	Total Year to 31 December 2000

	£000	£000	£000	£000	£000	£000	£000	£000	£000

Operating loss is stated after charging:
Impairment of goodwill and intangible assets	12,393	–	12,393	426,964	–	426,964	–	–	–
Amortisation of goodwill and intangible assets	15,110	4,218	19,328	142,984	–	142,984	71,817	–	71,817
Impairment of Investment	2,400	–	2,400	557	–	557	–	–	–
Depreciation of tangible fixed assets	3,968	672	4,640	5,227	2,491	7,718	3,327	772	4,099
Write off of Fixed Assets	63	654	717	–	–	–	–	–	–
Auditor’s remuneration:
Audit of Baltimore Technologies plc	35		35	35	–	35	35	–	35
Audit of the Group including Baltimore Technologies plc	221	73	294	279	66	345	229	64	293
Other fees paid to the auditor and its associates	364	91	455	939	64	1,003	553	230	783
Research and development costs	9,941	1,181	11,122	18,139	5,992	24,131	11,723	2,997	14,720

Non audit fees above include recurring tax fees of £74,000 (December 2001: £57,000; December 2000: £14,000) and advice in connection with restructuring activities of £173,000 (December 2001: £662,000; December 2000: £769,000).

Details of operating lease payments are included in note 24.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

5    DIRECTORS AND EXECUTIVE OFFICERS

The emoluments of the Directors were as follows:

	Salary and fees	Bonuses	Benefits	Total Emoluments	Compensation for loss of office	Total		Pension Contributions
						Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2002	Year to 31 Dec 2001

	£000	£000	£000	£000	£000	£000	£000	£000	£000

Bijan Daniel Khezri(1)	150	–	12	162	–	162	49	19	–
Kenneth Philip Smith (2)	113	–	11	124	–	124	–	11	–
Peter William Lloyd Morgan(3)	13	–	27	40	–	40	93	–	–
Christopher Jonathan Bunker(4)	2	–	–	2	–	2	20	–	–
John Patrick Cunningham(5)(8)	6	–	24	30	–	30	35	–	–
George Wayne Powlick(5)	6	–	12	18	–	18	20	–	–
David Ashley Guyatt(5)(8)	6	–	24	30	–	30	5	–	–
Paul Anthony Sanders(6)	–	–	–	–	–	–	543	–	9
Francis Joseph Rooney(7)	–	–	–	–	–	–	1,196	–	47

(1)	Salary as a Director and Chief Executive Officer from 1 October 2001 is £150,000 per annum. Salary as a Director (non-Executive) from date of appointment 12 July 2001 until 1 October 2001 was £25,000 per annum. Mr Khezri also acted as an advisor to the Company from 15 July 2001 to 1 October 2001 for an additional fee of £50,000 payable in monthly installments.
(2)	Salary as a Director and Chief Financial Officer from 5 March 2002 is £150,000 per annum.
(3)	Salary as a Director (non-Executive) and Chairman of the Board of Directors from date of appointment as Chairman, 11 September 2000, was £90,000 per annum until 1 October 2001, when it became £40,000* per annum.
(4)	Salary as a Director (non-Executive) was £25,000 per annum until 1 October 2001, when it became £18,000* per annum, until the AGM 13 May 2002, when Mr Bunker did not stand for re-election to the Board.
(5)	Salary as a Director (non-Executive) was £25,000 per annum to 1 October 2001, when it became £18,000* per annum.
(6)	Salary as a Director and Chief Financial Officer of the Company in 2001 was £190,000 per annum. Included in the salary for 2001 was a payment for compensation for loss of office of £350,000.
(7)	Salary as a Director, Chief Executive Officer and Deputy Chairman in 2001 was £262,000 per annum. Included in the salary for 2001 was a payment for compensation for loss of office of £678,000.
(8)	Due to an administrative oversight whilst outsourcing the payroll services, Mr Cunningham and Mr Guyatt were inadvertently over paid by the amount of £12,000 each. These overpayments are shown as benefits in the table above. These sums are being reclaimed from them.

Details of Directors’ share options, including gains on exercise of options, are given in note 22.

The emoluments of the persons listed as Executive Officers of the Company on page 36 amounted to £418,000 in 2002. This comprised salaries and fees of £403,000 and benefits of £15,000. Compensation for loss of office of £91,000 was paid in 2002 to Executive Officers of the Company. Pension contributions of £53,000 were set aside in 2002 on behalf of the Executive Officers of the Company.

*	Following shareholder approval at the AGM on 13 May 2002, 1/3 was payable in cash, and the balance payable in shares

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

6    EMPLOYEES

The average number of persons employed by the Group (including Directors) during the period, analysed by category and by region, was as follows:

	Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Total Year to 31 December 2002	Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Total Year to 31 December 2001	Continuing Operations Year to 31 December 2000	Discontinued Operations Year to 31 December 2000	Total Year to 31 December 2000

Technical and production	108	23	131	463	102	565	175	219	394
Sales and marketing	218	76	294	100	285	385	91	166	257
Management and administration	65	17	82	106	67	173	62	70	132

	391	116	507	669	454	1,123	328	455	783

	Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Total Year to 31 December 2002	Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Total Year to 31 December 2001	Continuing Operations Year to 31 December 2000	Discontinued Operations Year to 31 December 2000	Total Year to 31 December 2000

America	139	10	149	265	60	325	144	65	209
APAC	8	46	54	13	130	143	–	110	110
EMEA	244	34	278	391	153	544	184	193	377
Japan	–	26	26	–	111	111	–	87	87

	391	116	507	669	454	1,123	328	455	783

The aggregate payroll costs of these persons were as follows:

	Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Total Year to 31 December 2002	Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Total Year to 31 December 2001	Continuing Operations Year to 31 December 2000	Discontinued Operations Year to 31 December 2000	Total Year to 31 December 2000

	£000	£000	£000	£000	£000	£000	£000	£000	£000

Wages and salaries	17,626	3,578	21,204	35,122	16,611	51,733	28,300	6,020	34,320
Social security costs	2,143	354	2,497	3,298	735	4,033	2,758	575	3,333
Pension costs	897	248	1,145	1,568	1,283	2,851	1,185	140	1,325

	20,666	4,180	24,846	39,988	18,629	58,617	32,243	6,735	38,978

During the year the Group contributed to defined contribution pension schemes. Additionally, the Group made contributions to the personal pension plans of individuals who have made their own arrangements. The charge for pension costs shown above represents contributions payable by the Group.

The Group does not have significant numbers of temporary employees. None of the employees of the Group are covered by a collective bargaining agreement.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

7    INTEREST

	Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Total Year to 31 December 2002	Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Total Year to 31 December 2001	Continuing Operations Year to 31 December 2000	Discontinued Operations Year to 31 December 2000	Total Year to 31 December 2000

	£000	£000	£000	£000	£000	£000	£000	£000	£000

Interest receivable and similar charges
On cash deposits	919	84	1,003	3,653	296	3,949	7,363	133	7,496
Unrealised exchange gain on cash deposits	36	212	248	1,695	48	1,743	–	–	–

	955	296	1,251	5,348	344	5,692	7,363	133	7,496

	Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Total Year to 31 December 2002	Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Total Year to 31 December 2001	Continuing Operations Year to 31 December 2000	Discontinued Operations Year to 31 December 2000	Total Year to 31 December 2000

	£000	£000	£000	£000	£000	£000	£000	£000	£000

Interest payable and similar charges
On bank loans and overdrafts	140	1	141	1,346	136	1,482	63	7	70
Finance charges payable in respect of finance leases and hire purchase contracts	31	1	32	40	11	51	74	6	80
On convertible and redeemable unsecured loan notes	10	(10)	–	–	–	–	4	–	4
On all other loans	14	–	14	(1)	12	11	149	(2)	147
Unrealised exchange loss on cash deposits	59	26	85	(3)	3	–	(137)	246	109

	254	18	272	1,382	162	1,544	153	257	410

Details of loan notes are contained in note 17.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

8    TAXATION

	Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Total Year to 31 December 2002	Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Total Year to 31 December 2001	Continuing Operations Year to 31 December 2000	Discontinued Operations Year to 31 December 2000	Total Year to 31 December 2000

	£000	£000	£000	£000	£000	£000	£000	£000	£000

UK taxation:
Corporation tax on ordinary activities at 30% (December 2001: 30%; December 2000: 30%)	–	–	–	–	–	–	–	–	–
Overseas taxation:
Overseas taxes	231	35	266	44	54	98	77	102	179
Under provision in prior year	137	–	137	31	37	68	258	–	258

Tax on loss on ordinary activities	368	35	403	75	91	166	335	102	437

The prior year under provision relates to Baltimore Technologies plc and the period ended 31 December 2000. During this period Baltimore Technologies plc received significant interest income arising from surplus funds on deposit. It has been established that insufficient losses exist in the UK trading operations to relieve the income arising in Baltimore Technologies plc. A provision has therefore been recognised to cover the tax due for the period. The majority of the overseas taxes relate to withholding taxes, with the exception of £28,000 which was due on profits in the Netherlands. Of these, the single largest payment was by Baltimore Technologies (UK) Limited which was liable for £68,000 of withholding taxes during the period.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

8    TAXATION (continued)

Tax reconciliation to UK statutory rate

The table below reconciles the United Kingdom statutory tax charge to the Group’s taxes on (loss)/income from continuing operations.

	Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Total Year to 31 December 2002	Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Total Year to 31 December 2001	Continuing Operations Year to 31 December 2000	Discontinued Operations Year to 31 December 2000	Total Year to 31 December 2000

	£000	£000	£000	£000	£000	£000	£000	£000	£000

Taxation (credit)/charge at UK corporation tax rate of 30% (December 2001: 30%; December 2000: 30%)	(22,045)	2,508	(19,537)	(194,542)	(3,371)	(197,913)	(28,202)	(1,509)	(29,711)
Current year tax losses not relieved	14,093	23	14,116	43,742	3,538	47,280	14,166	1,483	15,649
Brought forward losses utilised	(1,538)	(256)	(1,794)	(166)	(238)	(404)	(862)	–	(862)
Goodwill amortisation	9,475	–	9,475	150,168	–	150,168	14,584	–	14,584
Overseas tax rates	210	27	237	44	54	98	75	102	177
(Non-taxable income)/ non-deductable expenditure	54	(2,276)	(2,222)	791	66	857	316	26	342
(Over)/under-provision in prior year	137	–	137	31	37	68	258	–	258
Other	(18)	9	(9)	7	5	12	–	–	–

Tax on loss on ordinary activities	368	35	403	75	91	166	335	102	437

The (non-taxable income)/non-deductible expenditure in the discontinued operations column is the net difference between non-taxable gains on the sale of assets from Content Technologies Limited and non-deductible losses on the sale of assets/shares by Baltimore Technologies (MIMEsweeper) Limited.

Deferred taxation

No amounts have been provided for deferred taxation in the UK GAAP balance sheet. See note 19 for further deferred tax information.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

9    LOSS PER SHARE†

Loss per share is calculated based on the provisions of Financial Reporting Standard 14 – ‘Earnings Per Share’. Basic loss per share has been calculated by dividing the loss for the period retained for equity shareholders by the weighted average number of shares in issue during the period after adjusting for own shares held by employee benefit trusts.

Diluted earnings per share has been calculated by dividing the loss for the year retained for equity shareholders by the weighted average number of shares referred to above, plus the weighted average number of dilutive shares available under share options outstanding during the period.

No amounts have been presented for diluted earnings per share for the periods where the effect of including the weighted average number of ordinary shares available under share options is anti-dilutive. All outstanding options (see note 22) have therefore been excluded for those periods.

	Continuing Operations Year to 31 December 2002	Discontinued Operations Year to 31 December 2002	Total Year to 31 December 2002	Continuing Operations Year to 31 December 2001	Discontinued Operations Year to 31 December 2001	Total Year to 31 December 2001	Continuing Operations Year to 31 December 2000	Discontinued Operations Year to 31 December 2000	Total Year to 31 December 2000

	£000	£000	£000	£000	£000	£000	£000	£000	£000

Loss for the financial period	(49,557)	(15,171)	(64,728)	(155,569)	(497,279)	(652,848)	(91,753)	(5,132)	(96,885)

	Number	Number	Number	Number	Number	Number	Number	Number	Number

Weighted average number of ordinary shares in issue during the period (after adjusting for own shares held by the employee benefit trust) used to calculate basic earnings per share	51,720,796	51,720,796	51,720,796	49,528,746	49,528,746	49,528,746	40,115,064	40,115,064	40,115,064

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

10    INTANGIBLE FIXED ASSETS†

	Goodwill	Intellectual Property Rights	Total

	£000	£000	£000

Group
Cost
At 31 December 2001	667,013	46,119	713,132
Disposals	(527,200)	(19,958)	(547,158)

At 31 December 2002	139,813	26,161	165,974

Amortisation
At 31 December 2001	632,253	21,849	654,102
Charged in the year	12,278	7,050	19,328
Impairment	4,960	7,433	12,393
Disposals	(513,907)	(10,524)	(524,431)

At 31 December 2002	135,584	25,808	161,392

Net book value
At 31 December 2002	4,229	353	4,582

At 31 December 2001	34,760	24,270	59,030

Baltimore Technologies Japan KK

On 17 March 2000, the Company acquired 72.5% of the issued share capital of Network Solutions Japan KK (NSJ). Goodwill of £3,617,000 arose and was being amortised over 3 years.

In April 2000, NSJ raised YEN 1,872 million (£11.4 million) from the private placement of 1,600 shares and as a result the Company’s equity reduced to 67.09%. On 1 July 2000, the Company’s equity interest was further reduced to 62.38% when NSJ (renamed Baltimore Technologies Japan KK) issued 2,250 shares to acquire the entire issued share capital of CyberTrust Japan KK. The reduction in goodwill resulting from deemed disposal was £505,000. Associated amortisation was £34,000. Goodwill arising from the acquisition of CyberTrust Japan KK of £12,695,000 was being amortised over 3 years.

In December 2001, an impairment in the amount of £2,790,000 was recognised to the goodwill arising on the acquisition of NSJ and CyberTrust Japan. This impairment reduced the carrying value of the assets to the net realisable value as determined by the forthcoming sale of 43.38% of the Group’s holding in the combined NSJ and CyberTrust Japan (renamed Baltimore Technologies Japan KK).

On 4 February 2002, the Company announced that it had exchanged contracts with CGI for the sale of 11,000 shares in Baltimore Technologies Japan KK reducing the Company’s holding to 19%. Goodwill remaining at 31 March 2002, the effective date of the sale, was £3,871,000. £2,088,000 was taken to investment to reflect the value of the Company’s remaining 19% holding. This investment was then impaired to £Nil (see note 12). The remaining £1,783,000 was written off as at 31 March 2002.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

10    INTANGIBLE FIXED ASSETS† (continued)

GTE CyberTrust Solutions Inc. (“CyberTrust”)

On 28 March 2000, the Company acquired the entire issued share capital of GTE CyberTrust Solutions Inc. (“CyberTrust”). Goodwill of £87,834,000 arising from the acquisition was being amortised over 3 years. Intellectual Property Rights of £3,635,000 arising from the acquisition of CyberTrust was being amortised over 3 years.

In June 2001, an impairment in the amount of £49,754,000 was recognised to the goodwill arising on the acquisition of CyberTrust. The impairment charge arose due to the global economic downturn together with the strategic reorganisation of the Group.

In December 2002, a further impairment in the amount of £466,143 was recognised reducing the goodwill and intellectual property rights arising on the acquisition of CyberTrust to zero as at 31 December 2002. The impairment charge arose due to the major economic downturn in the United States of America together with the strategic reorganisation of the Group. As before, a discount rate of 12% was used in value in use calculations. The revised carrying value of assets was taken as the higher of the value in use and net realisable value in accordance with Financial Reporting Standard 11 – Impairment of Fixed Assets and Goodwill.

Content Technologies Limited

Goodwill of £510,080,000 arising from the acquisition of Content Technologies Limited on 25 October 2000 was being amortised over 3 years. Intellectual Property Rights of £17,000,000 arising from the acquisition of Content was being amortised over 3 years.

In June 2001 an impairment in the amount of £332,996,000 was recognised to the goodwill arising on the acquisition of Content Technologies Ltd. The impairment charge arose due to the global economic downturn together with the strategic reorganisation of the Group. A discount rate of 12% was used in value in use calculations. The revised carrying value of assets was taken as the higher of the value in use and net realisable value in accordance with Financial Reporting Standard 11 – Impairment of Fixed Assets and Goodwill.

In December 2001, the goodwill arising on the acquisition of Content Technologies Ltd was further impaired. This impairment reduced the carrying value of the assets to the net realisable value as determined by the forthcoming sale of the Group’s holding in Content Technologies Ltd. This further impairment charge amounted to £35,821,000.

On 24 January 2002, the Company announced that it had entered into an agreement to sell the Content Security business. The sale completed on 31 March 2002. The carrying value of the Goodwill and Intellectual Property Rights at that date amounted to £17,705,000 and was written off on the disposal of the business.

Nevex Software Technologies Inc

On 9 November 2000, the Company acquired Nevex Software Technologies Inc. Goodwill of £23,000 arising from the acquisition is being amortised over 3 years. Intellectual Property Rights of £15,900,000 arising from the acquisition of Nevex was being amortised over 3 years.

In June 2002, an impairment to the carrying value of Nevex in the amount of £7,142,000 was recognised. This reduced the carrying value of Nevex to zero. This impairment arose from the re-focussing on Baltimore core product and the subsequent reduction in the value of Select Access to the Company. A discount rate of 12% was used in value in use calculations. The revised carrying value of assets was taken as the higher of the value in use and net realisable value in accordance with Financial Reporting Standard 11 – Impairment of Fixed Assets and Goodwill.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

10    INTANGIBLE FIXED ASSETS† (continued)

Baltimore Technologies Limited

On 11 January 1999, the Company acquired the entire issued share capital of Baltimore Technologies Limited. Goodwill arising of £45,341,000 arising from the acquisition is being amortised over five years. Intellectual property rights of £6,626,000 arising from the acquisition are being amortised over three to four years and will be fully written off by end March 2003.

Following a impairment review in December 2002, an impairment to the goodwill remaining on Baltimore Technologies Limited has been recognised in the amount of £4,784,957. The impairment charge arose due to the global economic downturn. A discount rate of 12% was used in value in use calculations. The revised carrying value of assets was taken as the higher of the value in use and net recognised value in accordance with Financial Reporting Standard 11 – Impairment of Fixed Assets and Goodwill.

11    TANGIBLE FIXED ASSETS

	Freehold land and buildings	Refurbishment to freehold building	Plant and equipment	Fixtures and fittings	Total

	£000	£000	£000	£000	£000

Group
Cost
At 31 December 2001	2,230	7,138	20,701	3,384	33,453
Additions	–	139	267	245	651
Disposals	–	(4,442)	(7,217)	(2,066)	(13,725)
Adjustments	–	4	(36)	32	–
Exchange differences	–	272	(42)	66	296

At 31 December 2002	2,230	3,111	13,673	1,661	20,675

Depreciation
At 31 December 2001	582	1,253	11,937	1,285	15,057
Charged in the year	33	456	3,792	359	4,640
Disposals	–	(1,159)	(4,450)	(740)	(6,349)
Adjustments	–	–	20	(20)	–
Exchange differences	–	43	(96)	21	(32)

At 31 December 2002	615	593	11,203	905	13,316

Net book value
At 31 December 2002	1,615	2,518	2,470	756	7,359

At 31 December 2001	1,648	5,885	8,764	2,099	18,396

Plant and equipment consists mainly of computer equipment and purchased software and is located mainly in EMEA.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

11    TANGIBLE FIXED ASSETS (continued)

Included in fixed assets are the following assets held under finance leases:

	Plant and Equipment	Fixtures and fittings	Total

	£000	£000	£000

Net book value
At 31 December 2002	79	–	79

At 31 December 2001	379	10	389

Depreciation charged on these assets in the period
At 31 December 2002	256	5	261

At 31 December 2001	400	99	499

Company

The Company has no tangible fixed assets.

12    FIXED ASSET INVESTMENTS

	Investment in own shares	Other investments	Total

	£000	£000	£000

Group
Cost
At 31 December 2001	999	314	1,313
Additions	20	8,089	8,109

At 31 December 2002	1,019	8,403	9,422

Impairment At 31 December 2001	557	314	871
Charge for the year	311	2,089	2,400

At 31 December 2002	868	2,403	3,271

Net Book Value At 31 December 2002	151	6,000	6,151

At 31 December 2001	442	–	442

During the period ended 31 December 1998 the Group provided a loan to an Employee Benefit Trust in order for that trust to purchase shares in the Company. The number of Ordinary shares purchased was 290,000. At 31 December 2002 the shares have been written down to their fair value of £130,500 based on the share price as at 31 December 2002 of 45p. The nominal value of these shares at 31 December 2002 and 2001 was £2,900.

On 16 December 2002 the Group provided a loan to an Employee Benefit Trust in order for that trust to purchase shares in the Company under the Share Award Plan. The number of Ordinary shares purchased was 2,000,000 Ordinary shares of 1p each, which was also the number held by the Trust at 31 December 2002, at a cost of £20,000. This brings the total number of shares held by the trust at 31 December 2002 to 2,290,000 at a total nominal value of £22,900. Of these shares, 1,037,925 are held under option for employees.

In October 2000, the Group acquired a holding of 1.9% in BARA e-business and Communications Co. Limited, a Korean e-business solution provider at a cost of £277,000. The investment is held by Baltimore Technologies Pty Limited. The value of the investment in the Group balance sheet is £Nil.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

12    FIXED ASSET INVESTMENTS (continued)

In April 2001, the Group acquired a 4.7% interest in Earthport plc, an Internet payment infrastructure company at a cost of £1,534,000. The investment is held by Baltimore Technologies Limited. During 2002, 3,175,000 shares were sold reducing the Group’s holding to 0.85%. The market value of the investment held as at 31 December 2002 was £36,494. The value of the investment in the Group balance sheet is £Nil.

Effective 31 March 2002, the Company reduced its holding in Baltimore Technologies Japan KK (BTJ) from 62.38% to 19%. At that point, the holding in BTJ took the form of an investment. The value of this investment was £2,088,000. The investment is held by Baltimore Technologies PLC. The value of the investment in the Group balance sheet is £Nil.

On 31 March 2002, the Company sold the Content Security business to Clearswift. As part of the consideration for the sale the Company received £6,000,000 in preference shares in Clearswift representing 11% of the enlarged company on a fully diluted basis. The investment held by Baltimore Technologies Limited is carried at £6,000,000.

	Shares in subsidiary undertakings	Loans to subsidiary undertakings	Investment in own shares	Total

	£000	£000	£000	£000

Company Cost
At 31 December 2001	726,294	657	999	727,950
Additions	–	–	20	20
Disposals	(28,349)	–	–	(28,349)

At 31 December 2002	697,945	657	1,019	699,621

Impairment At 31 December 2001	595,472	–	557	596,029
Charge for the year	95,623	–	311	95,934

At 31 December 2002	691,095	–	868	691,963

Net book value
At 31 December 2002	6,850	657	151	7,658

At 31 December 2001	130,822	657	442	131,921

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

12    FIXED ASSET INVESTMENTS (continued)

Subsidiary Undertakings

At 31 December 2002, the Group had interests in the following companies, which are included in the consolidated financial statements:

Subsidiary Undertakings	Country of Incorporation	Principal activity	Class and percentage of shares held and voting rights
Baltimore Technologies Ltd	Ireland	Information security solutions	100% of ordinary shares
Baltimore Technologies (UK) Ltd	United Kingdom	Information security solutions	100% of ordinary shares
Baltimore Technologies (Holdings) Ltd*	United Kingdom	Holding company	100% of ordinary shares
Baltimore Technologies Management Services Ltd	United Kingdom	Management services company	100% of ordinary shares
Baltimore Technologies Software (Holdings) Ltd	United Kingdom	Holding company	100% of ordinary shares
Chubb Information Security Ltd	United Kingdom	Information security solutions	100% of ordinary shares
Data Innovation Benelux BV	Netherlands	Holding company	100% of ordinary shares
Baltimore Technologies BV	Netherlands	Information security solutions	100% of ordinary shares
Baltimore Technologies AB – in liquidation	Sweden	Sales office	100% of ordinary shares
Baltimore Technologies EURL	France	Sales office	100% of ordinary shares
Content Technologies SAS	France	Software development & sales	100% of ordinary shares
Security Domain (Asia/Pacific) Pty Ltd (formerly Baltimore Technologies Pty Ltd)	Australia	Information security solutions	100% of ordinary shares
Security Domain (Certificates Australia) Pty Ltd (formerly Baltimore Certificates Australia Pty Ltd)	Australia	Certification authority	100% of ordinary shares
Baltimore Technologies Inc*	USA	Information security solutions	100% of ordinary shares
Baltimore Technologies Inc* (formerly Nevex Software Technologies Inc)	Canada	Software development & sales	100% of ordinary shares
Data Innovation KK (formerly Content Technologies KK) – in liquidiation	Japan	Software development & sales	100% of ordinary shares
Baltimore Technologies KK (formerly Network Solutions Japan KK) – in liquidation	Japan	Information security solutions	100% of ordinary shares
Baltimore Technologies Limited	Hong Kong	Sales office	100% of ordinary shares
Baltimore Technologies PTE	Singapore	Sales office	100% of ordinary shares
GTE Cybertrust Solutions Inc	USA	Information security solutions	100% of ordinary shares

The following subsidiary undertakings are all dormant and are ultimately wholly-owned by the Company and, except where stated, are incorporated in the United Kingdom:

Zergo Systems Limited
Zergo Consultants Limited
Zergo Holdings Limited
Baltimore Federal Systems Inc	USA
Baltimore Holdings Inc	Canada
Baltimore Technologies Investments Limited (formerly Data Innovation Limited)	United Kingdom
Security Domain International Inc	USA

The Group has branch offices in Italy and Singapore.

Investments

BARA e-Business and Communications Co Ltd	Korea	e-business solution provider	1.9% of ordinary shares
WISeKey SA	Switzerland	Information security solutions	3.9% of ordinary shares
Clearswift Corporation	United Kingdom	Internet security	11% of preference shares
Baltimore Technologies Japan Co Ltd	Japan	Information security solutions	19% of ordinary shares
Earthport plc	United Kingdom	Internet payment infrastructure	0.85% of ordinary shares

Baltimore Technologies Investments Limited (formerly Data Innovation Limited) acts as trustee for the unapproved employee share option scheme and holds 125,500† (December 2001: 125,500) Ordinary 1.0p shares in the Company at cost. The Directors consider this is immaterial to the consolidated accounts. The nominal value of these shares was £1,255 (December 2001: £1,255).

*	denotes investment held directly by the Company at 31 December 2002. Baltimore Technologies plc is the ultimate holding company of the Group.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

13    DISPOSAL OF SUBSIDIARY UNDERTAKINGS

Sale of 100% of holding in Content Technologies Holdings Limited

The Company announced on 24 January 2002 that it had entered into an agreement with Clearswift to sell the Content Security business for £20.5 million, of which £12.0 million was paid in cash; £2.5 million was paid in Clearswift 5% loan notes maturing in 12 months; and £6.0 million in preference shares in Clearswift representing 11% of the enlarged company on a fully diluted basis. The sale completed on 31 March 2002. The loss arising on the disposal of the Content Security business amounted to £0.3 million with costs of disposal amounting to £4.2 million.

Net assets disposed of and the related sales proceeds were as follows.

£000

Fixed assets Current assets Creditors	1,181 11,840 (14,117)

Net liabilities Related intangibles	(1,096)
Goodwill	8,808
Intellectual property rights	8,897

16,609

Consideration Cash Shares in Clearswift Loan notes	12,000 6,000 2,500

20,500

Costs of disposal	(4,176)

16,324

Loss on disposal	(285)

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share information has been restated to give effect to this consolidation.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

13    DISPOSAL OF SUBSIDIARY UNDERTAKINGS (continued)

Reduction of Holding in Baltimore Technologies Japan

The Company announced on 4 February that it had exchanged contracts with CGI for the sale of 11,000 shares in Baltimore Technologies Japan for 900 million Yen (£4.73 million) payable in cash. The effect of this was to reduce the Company’s holding from 62.38% to 19%. The loss on disposal amounted to £8.2 million. Pending receipt of the £1,023,000 receivable which is due and owing under the terms of the sale contract between the Company and CGI, the Company has not delivered to CGI 3,600 shares out of the total 11,000 sold to CGI.

Net assets disposed of and the related sales proceeds were as follows.

£000

Fixed assets Current assets Creditors	3,214 18,303 (3,876)

Net assets	17,641

Minority interest Related intangibles – Goodwill	(6,718 3,871)

14,794

Cash consideration Receivables Costs of disposal Investment of 19% in BTJ retained	3,548 1,012 (29 2,088)

6,619

Loss on disposal	(8,175)

Sale of operations of Baltimore Technologies Pty Limited

The Company announced on 3 May 2002 that it had sold the operations of Baltimore Technologies Pty Limited in Australia, for £1.3 million (AU$3.5 million) to SecureNet Ltd. The sale completed on 31 May 2002. The loss on disposal amounted to £1.3 million. This loss is calculated after deducting costs of disposal of £0.2 million.

£000

Fixed assets Current assets Creditors	1,551 127 (408)

Net assets Related intangibles Goodwill Intellectual property rights	1,270 613 537

2,420

Consideration Costs of disposal	1,329 (239)

1,090

Loss on disposal	(1,330)

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

14    STOCKS

	31 December 2002	31 December 2001

	£000	£000

Raw materials and consumables	–	236
Finished goods and goods for resale	19	566

Balance at end of year	19	802

Provision for stock obsolescence included in the amounts set out above.

	Year to 31 December 2002	Year to 31 December 2001

	£000	£000

Balance at beginning of year	179	259
Profit and loss account charge	–	21
Amounts’ utilised and other movements	(179)	(101)

Balance at end of year	–	179

15    DEBTORS

	31 December 2002	31 December 2001

	£000	£000

Group
Trade debtors	6,407	15,376
Other debtors	7,060	8,213
Prepayments and accrued income	1,541	3,877
Corporation tax	–	439

Balance at end of year	15,008	27,905

All amounts are due within one year.

Included in Other debtors is an amount of £2,500,000 in relation to loan notes receivable from Clearswift as part of the consideration for the sale of Content Technologies Holdings Ltd. These loan notes are receivable 31 March 2003.

Also included in Other Debtors is £3,800,000 in relation to the cash collateralisation of guarantees. £3,055,000 is held as rent guarantees (£2,430,000 in relation to the Company’s Theale premises and £625,000 in relation to the Company’s Dublin premises). These guarantees will be held until the Company reports profits at three times the annual rent of the respective premises for three consecutive years. £745,000 is held as a performance guarantee against an Australian contract. This expires on 31 March 2003 and is likely to be renewed at that time. The Company has no other guarantees and all guarantees are fully cash collateralised.

Provision for doubtful debts included in the trade debtor balance set out above

	Year to 31 December 2002	Year to 31 December 2001

	£000	£000

Balance at beginning of year	5,829	2,385
Profit and loss account charge	1,397	5,044
Amounts utilised and other movements	(1,610)	(1,600)

Balance at end of year	5,616	5,829

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

15    DEBTORS (continued)

	31 December 2002	31 December 2001

	£000	£000

Company
Amounts owed by Group undertakings	–	127,279
Other debtors	3,431	4,674
Prepayments and accrued income	402	662

	3,833	132,615

16    CREDITORS (INCLUDING CONVERTIBLE DEBT): AMOUNTS FALLING DUE WITHIN ONE YEAR

	31 December 2002	31 December 2001

	£000	£000

Group
Mortgage	85	–
Other loans	–	40
Finance lease obligations	124	388
Payments on account	–	30
Trade creditors	2,880	5,530
Corporation tax	327	69
Other taxes and social security	717	964
Accruals	7,746	13,684
Deferred income from maintenance	3,928	6,027
Other deferred income	13,085	4,100

	28,892	30,832

Accruals consist of liabilities for normal operating costs and for administrative expenses, including legal and professional costs.

Included in accruals are amounts due to employees of £2,474,211 (December 2001: £7,188,000). These amounts comprise salary, vacation, bonuses and commissions. Pension payments to be made of £68,492 are also included in accruals.

Included in Other deferred income is an amount of £11,846,000 in relation to a 12 year exclusive distribution agreement with CGI in Japan. The revenue is recognised on a straight line basis over the life of the agreement.

The Company had no overdraft facilities in place for the year ended 31 December 2002. The facilities were allowed to lapse as they were not required.

The mortgages are secured by a fixed and floating charge over the assets of the Group and matures June 2005. The interest rate on the variable rate mortgage is 1.875% above bank base rate (4% at 31 December 2002). The interest rate on the fixed rate mortgage is 7.196%. Other loans are unsecured.

	31 December 2002	31 December 2001

	£000	£000

Company
Trade creditors	–	15
Amounts owed to Group undertakings	–	8,952
Other taxes and social security	(20)	(17)
Accruals	1,086	973

	1,066	9,923

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

17    CREDITORS (INCLUDING CONVERTIBLE DEBT): AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	31 December 2002	31 December 2001

	£000	£000

Group
Redeemable unsecured loan notes	1,339	1,339
Convertible unsecured loan notes	390	390
Mortgage
Due in one to two years	174	405
Finance lease obligations	–	131
Other creditors	2	704

	1,905	2,969

The interest rate on the convertible unsecured loan notes, which are accounted for at their fair value of £390,000, is fixed at 5% on the nominal value of the loan notes, which is £290,000. This nominal value is solely for determining the interest on the note and is not repayable. The redeemable unsecured loan notes are accounted for at their fair value of £1,339,000, which is also their nominal value. The interest rate on redeemable unsecured loan notes is bank base rate (4% at 31 December 2002).

	31 December 2002	31 December 2001

	£000	£000

Company
Redeemable unsecured loan notes	1,339	1,339
Convertible unsecured loan notes	390	390

	1,729	1,729

The net obligations under finance leases and hire purchase contracts are as follows:

31 December 2002

£000

Rentals due within one year	124
Less amounts representing interest	–

Present value of net minimum lease payments	124

Obligations falling due within one year	124
Obligations falling due after more than one year	–

124

The Group had no commitments under finance leases at the balance sheet date which were due to commence thereafter.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

17    CREDITORS (INCLUDING CONVERTIBLE DEBT): AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR (continued)

Debt maturities at 31 December 2002, which reflect the minimum payments to be made by the Group are as follows:

	Redeemable Unsecured loan notes (variable rate)	Mortgage (fixed rate)	Mortgage (variable rate)

	£000	£000	£000

Amounts due within one year	–	–	85
Amounts due after more than one year	–	–	–
From two to five years	1,729	–	174
After five years	–	–	–

	1,729	–	259

All debt is denominated in sterling. The interest rate on fixed rate debt is fixed for the duration of the debt.

The Company has the right, at any time, on giving 30 days notice, to redeem all (but not some only) of the outstanding redeemable loan notes by payment in sterling of the principal amount and accrued interest. Any redeemable loan notes not previously redeemed are repayable on 12 January 2004 together with accrued unpaid interest.

The holder of convertible unsecured loan notes has the right, at any time after the first anniversary of issue (12 January 2000), to require conversion of all or some of the convertible unsecured loan notes into 1p ordinary shares of the Company. The loan notes are convertible into 73,465 shares and convert automatically on the fifth anniversary of issue (12 January 2004). The Company has the option, on giving appropriate notice to the holder, to redeem the loan notes at £2.966 per £1 nominal value at any time after the third anniversary (12 January 2002). In either case, the loan notes will convert into 73,465 shares.

The weighted average interest rates payable on short-term borrowings and loans at 31 December 2002 were as follows:

	Loan notes	Mortgage (variable rate)	Mortgage (fixed rate)

Weighted average interest rate	5.0%	6.875%	7.196%

The interest rate on the Fixed Rate Mortgage is fixed until June 2005.

18    PROVISIONS FOR LIABILITIES AND CHARGES

Vacant Property Provision

£000

Group At 31 December 2001	3,490
Released on disposal of subsidiary	(878)
Charge to Profit and Loss	1,269
Exchange differences	(73)

At 31 December 2002	3,808

The provision is a provision on vacant property.

During the last twelve months the Company has vacated office space in several countries. The remaining lives of these rental contracts cover a wide range from less than one year to over ten years. The Company is endeavouring to procure sub tenants for the properties but in most cases the current state of the property markets means that the Company does not expect to recover the full cost of its continuing outgoing obligations.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

18    PROVISIONS FOR LIABILITIES AND CHARGES (continued)

The Company calculates its liability on a location by location basis, taking guidance from local letting agents on the appropriate current rents for similar properties and the length of time it may take to secure a tenant. The cash flows anticipated from a sub tenant are then matched to the Company’s known outgoings and the shortfall discounted to give a net present value liability at a rate matching local commercial interest rates receivable on deposits.

The main element of the provision is in relation the Company’s Theale premises. The lease on this premises expires in June 2017 and, following the disposal of Content Technologies, the Company leases two thirds of the building to Clearswift Corporation under a sub-lease expiring on 9 June 2017. A provision has been taken against the lease on the remaining one third. This has been discounted at a rate of 3% to give a net present value. As the value of the main lease and sub-lease are known and the difference there is no uncertainty connected with the provision.

19    DEFERRED TAX

The Group net deferred taxation asset/(liability) is analysed as follows:

	31 December 2002		31 December 2001
	Recognised	Unrecognised	Recognised	Unrecognised

	£000	£000	£000	£000

Deferred tax assets
Trading losses	–	62,202	–	46,705
Fixed assets	–	1,828	–	1,864
Capital losses	–	145,154	–	–
Employee liabilities	–	3	–	144
Debtor provisions	–	331	–	797
Other	–	853	–	1,807
Acquired intangibles	–	58,143	–	200,248

Net deferred tax assets	–	268,514	–	251,565
Deferred tax liabilities
Fixed assets	–	(771)	–	(779)
Other	–	(66)	–	(1,337)

Net deferred tax	–	267,677		249,449

During the period the Company disposed of Content Technologies Holdings Ltd generating capital losses of approximately £500 million. These have reduced acquired intangibles in the year and created an unrecognised deferred tax asset of £145 million in respect of capital losses.

No deferred tax liability has been recognised on the difference between tax and book values of foreign subsidiaries as it is the Company’s intention to permanently reinvest undistributed earnings arising from these companies. The Directors state that the determination of the amount of the unrecognised deferred tax liability for temporary differences related to investments in foreign subsidiaries is not practicable.

The tax benefit at 31 December 2002, above, is in respect of gross tax losses of on going operations of approximately £38.4 million from operations in the United Kingdom, approximately £30.9 million from operations in Ireland, approximately £5.8 million from operations in Australia, and approximately £62.7 million from operations in the United States. The tax losses in the United Kingdom, the Republic of Ireland and Australia can be carried forward indefinitely against taxable profits of the same trade. The United States tax losses must be recognised within 20 years, £13.0 million must be recognised by 2020, £22.8 million by 2021 and the remaining £26.9 million by 2022.

	31 December 2002		31 December 2001
	Recognised	Unrecognised	Recognised	Unrecognised

	£000	£000	£000	£000

Deferred tax assets
Trading losses	–	2,106	–	245
Capital losses	–	145,154	–	–
Other	–	32	–	–
Acquired intangibles	–	28,548	–	173,702

Net deferred tax assets	–	175,840	–	173,947
Deferred tax liabilities	–	—	–	–

Net deferred tax	–	175,840	–	173,947

Note: During the period Baltimore Technologies plc disposed of Content generating capital losses of approximately £500 million. These have reduced acquired intangibles in the year and created an unrecognised deferred tax asset of £145 million in respect of capital losses.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

20    CALLED UP SHARE CAPITAL†

	31 December 2002	31 December 2001

	Number	Number

Authorised
Ordinary shares of 1.0p each	80,000,000	80,000,000

	£000	£000
Ordinary shares of 1.0p each	800	800

	31 December 2002	31 December 2001

	Number	Number

Allotted, called up and fully paid
Ordinary shares of 1.0p each	53,514,288	51,436,986

	£000	£000

Ordinary shares of 1.0p each	535	514

On 10 June 2001, the Company issued 258,418 ordinary shares pursuant to the conversion of convertible loan notes issued to the sellers of Baltimore Technologies Limited.

During the year ended 31 December 2001, the Company issued 158,815 Ordinary shares of nominal value 1.0p each at a market price of £52.30 in exchange for exchangeable shares, created on the acquisition of Nevex Software Technologies Inc. As required under Section 131 of the Companies Act 1985, the premium arising of £52.29 has been taken to merger reserve.

During the year ended 31 December 2001, 162,852 ordinary shares were issued upon exercise of share options at an average price of £16.60.

On 17 May 2002, the non-Executive Directors were allotted shares of nominal value 1.0p each following approval at the AGM that they should receive two thirds of their annual fees for 2001 in shares. The number of shares allotted were 52,836.

On 16 December 2002 the Company allotted 2,000,000 Ordinary shares of nominal value 1.0p each to the Trustees of the Share Award Plan.

On 18 December 2002 every 10 Ordinary shares of 0.1p each in the capital of the Company were consolidated and divided into 1 new Ordinary share of 1.0p each.

During the year ended 31 December 2002, the Company issued 23,512 Ordinary shares of nominal value 1.0p each at an original market price of £52.30 in exchange for exchangeable shares, created on the acquisition of Nevex Software Technologies Inc. As required under Section 131 of the Companies Act 1985, the premium arising of £52.29 has been taken to merger reserve.

During the year ended 31 December 2002, 954 ordinary shares were issued upon exercise of share options at an average price of £4.50.

†	On 12 may 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

21    SHARE CAPITAL AND RESERVES†

	Share Capital	Shares to be issued	Share premium	Merger reserve	Warrant Reserve	Profit and loss account	Total

	£000	£000	£000	£000	£000	£000	£000

Group
At 31 December 2001	514	4,658	374,680	609,409	21,501	(927,791)	82,971
Issue of ordinary share capital (note a)	21	(1,228)	1,273	–	–	–	66
Loss for the period	–	–	–	–	–	(64,728)	(64,728)
Charge in relation to share compensation expense	–	–	–	–	–	66	66
Exchange differences	–	–	–	–	–	(1,978)	(1,978)

At 31 December 2002	535	3,430	375,953	609,409	21,501	(994,431)	16,397

	Share Capital	Shares to be issued	Share premium	Merger reserve	Warrant Reserve	Profit and loss account	Total

	£000	£000	£000	£000	£000	£000	£000

Company
At 31 December 2001	514	4,658	374,680	609,409	21,501	(743,433)	267,329
Issue of ordinary share capital (note a)	21	(1,228)	1,273	–	–	–	66
Loss for the period	–	–	–	–	–	(245,074)	(245,074)
Charge in relation to share compensation expense	–	–	–	–	–	66	66

At 31 December 2002	535	3,430	375,953	609,409	21,501	(988,441)	22,387

(a)	In November 2000, 251,569 exchangeable shares were created to acquire the entire issued share capital of Nevex Software Technologies Inc. (Nevex). 66,434 shares at an original market price of £52.30 remain to be issued.

(b)	In October 2000, on the acquisition of Content Technologies Holdings Limited (Content) unvested options in Content were converted to share options in Baltimore Technologies plc at a valuation of £20.5 million. Unvested options in Nevex were converted to share options in Baltimore Technologies plc at a valuation of £2.4 million. In January 2001, 4,455 Warranted Content Share Options were exercised at a fair value of £40.20 per share (£179,091). In March 2001, 20,000 Warranted Content Share Options were exercised at a fair value of £45.50 per share (£910,000). In June 2001, 12,634 Warranted Nevex Share Options were exercised at a fair value of £22.40 per share (£283,004). The total fair value of the three transactions of £1,372,115 was released from the warrant reserve and taken to share premium.

(c)	On 16 December 2002 the Trustees of the Share Award Plan subscribed for 2,000,000 new ordinary shares of the Company at their nominal value of £20,000.

(d)	Total recognised gains and losses

The Group’s consolidated total recognised gains and losses differ from the consolidated net (loss)/profit for the year (as set out in the consolidated profit and loss account) in respect of foreign currency translation adjustments (net of related tax). The foreign currency translation adjustments are set out in the consolidated statement of total recognised gains and losses.

The cumulative exchange gains and losses (net of related tax of £Nil) on the translation of foreign currency financial statements into pounds sterling under UK GAAP are set out below.

	Year to 31 December 2002	Year to 31 December 2001

	£000	£000

Group
Balance at beginning of period	(108)	524
Movement in period	(1,978)	(632)

Balance at end of period	(2,086)	(108)

(e)	The cumulative amount of goodwill eliminated directly against the profit and loss reserve at 31 December 2002 was £1,430,000 (31 December 2001: £1,430,000).

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

22  SHARE OPTIONS†

The Directors consider that carefully chosen share incentive plans for employees benefit the long-term growth of the Group. The Group operates a number of share option plans. Details of the various plans are given below.

Share option schemes with no performance criteria (“fixed plans”)

The Group has three share option schemes as at 31 December 2002 with no performance criteria.

No further options are to be granted under the unapproved executive share option scheme or the unapproved employee share option scheme.

Under the 1998 and 1999 Sharesave schemes, eligible employees can enter into Inland Revenue approved savings contracts with a UK bank for a period of three years, whereby shares may be acquired with repayments under the contract. As this scheme is an Inland Revenue Save As You Earn approved scheme, the exercise price may be lower than market value on the date of the grant. Options are capable of exercise after three years.

Under the 1998 Australian savings related option scheme, the exercise price may be lower than the market value on the date of the grant. Options are capable of exercise after three years and within six months from the vesting date.

The Company has availed itself of the exemption contained in paragraph 12 of UITF 17 in relation to the above SAYE schemes and has not recorded a share compensation expense.

Share Award Plan

On 16 December 2002 the shareholders of the Company approved the creation of the Share Award Plan whereby employees can be granted an option to acquire shares in the Company over a number of years at “nil cost”.

The Plan is administered by the independent trustees (the “Trustees”) of the Company’s existing employee benefit trust set up by deed on 15 July 1998 (the “Trust”) and provides participants with mid to long-term share awards that will substantially replace the Company’s existing share option schemes.

All employees, including Executive Directors, may participate in the scheme. Awards will take the form of a nil cost option over ordinary shares in the capital of the Company (“Shares”) with a nominal exercise price of 1.0p. The vesting of these options is not contingent on performance criteria and awards will be exercisable in four equal nine-monthly tranches from the date of the award.

An analysis of the movements in the number of options outstanding granted under these schemes is as follows:

	Year ended 31 December 2002		Year ended 31 December 2001		Year ended 31 December 2000
	Number of Shares	Weighted average exercise price (£)	Number of shares	Weighted average exercise price (£)	Number of shares	Weighted average exercise price (£)

Number of share options outstanding at beginning of year	206,928	3.30	324,937	3.40	386,018	3.20
Granted	580,625	0.01	–	–	–	–
Exercised	(954)	4.50	(8,495)	3.20	(27,258)	0.80
Cancelled/lapsed	(199,974)	3.24	(109,513)	3.60	(33,823)	3.10

Number of share options outstanding at end of year	586,625	0.05	206,928	3.30	324,937	3.20

Options exercisable at year end	6,000		48,953	–	–
Weighted average fair value of options granted during the year (£)	0.01		N/A	–	N/A

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

22  SHARE OPTIONS† (continued)

Baltimore Technologies Investments Limited (formerly Data Innovation Limited) acts as trustee for the unapproved employee share option scheme and holds 125,500 (December 2001: 125,500) ordinary 1.0p shares in the Company at cost. The Directors consider this is immaterial to the consolidated accounts. The nominal value of these shares was £1,255 (December 2001: £1,255).

Summarised information about the above schemes is as follows:

	Options outstanding			Options exercisable
Range of exercise prices (£)	Number outstanding at 31 December 2002	Weighted average remaining contractual life	Weighted average exercise price (£)	Number exercisable at 31 December 2002	Weighted average exercise price

0 – 4.50	586,625	N/A	0.05	6,000	4.50

Share option schemes with performance criteria (“variable plans”)

The Group has five share option schemes with performance criteria.

Under the 1997 approved scheme, options are granted to employees and the vesting of these options is contingent on performance criteria based on increase in revenue and earnings per share. The exercise price is equal to market value on the date of grant. Options are capable of exercise after three years and within ten years from the date of the grant.

Under the 1998 approved scheme, the 1998 unapproved scheme and the 1998 unapproved super option scheme, participants receive an annual allocation of options based on their position in the Group. The vesting of these options is contingent on performance criteria based on increase in revenue and earnings per share. The option price is the market price the day before an offer is made; there is no discount. Options are capable of exercise after three years and within either seven or 10 years of the date of the grant.

Awards granted under the 1999 Plan were granted subject to the following performance target. The first third of the shares comprising the award will be exercisable after the first anniversary of the date of grant if the closing mid-market price of a share derived from the Daily Official List of the London Stock Exchange over any consecutive period of 10 days in the previous 365 days (the “Share Price”) has increased by 33.33% relative to the exercise price. The second third will become exercisable after the second anniversary of the date of grant if the Share Price has increased by 66.66% relative to the exercise price and the final third will be exercisable after the third anniversary of the date of grant if the Share Price has increased by 100% relative to the exercise price. For awards granted under the 1999 Scheme in the calendar year 2001 and onwards, the first third of the shares comprising the award will be exercisable after the first anniversary of the date of grant if the closing mid-market price of a share derived from the Daily Official List of the London Stock Exchange over any consecutive period of 20 trading days over the previous 365 days (the “Share Price”) has increased by 50% relative to the exercise price. The second third will become exercisable after the second anniversary of the date of grant if the Share Price has increased by 50% relative to Year 1’s exercise price for at least 20 trading days over the previous 365 days and the final third will be exercisable after the third anniversary of the date of grant if the Share Price has increased by 50% relative to Year 2’s exercise price. In respect of future grants the Remuneration Committee may impose such performance targets as they deem appropriate. The Remuneration Committee may impose any other conditions and limitations which they consider necessary and advisable in connection with the grant of awards.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

22    SHARE OPTIONS† (continued)

An analysis of the movements in the number of options outstanding granted under these schemes is as follows:

	Year ended 31 December 2002		Year ended 31 December 2001		Year ended 31 December 2000
	Number of shares	Weighted average exercise price (£)	Number of shares	Weighted average exercise price (£)	Number of shares	Weighted average exercise price (£)

Number of share options outstanding at beginning of year	7,063,954	9.20	8,204,036	23.40	5,707,717	10.60
Granted	2,043,250	0.80	4,637,661	3.50	5,612,698	58.60
Exercised	–	–	(154,356)	17.40	(441,848)	12.80
Cancelled/lapsed	(2,844,217)	8.50	(5,623,387)	26.80	(2,674,531)	71.00

Number of share options outstanding at end of year	6,262,987	6.90	7,063,954	9.20	8,204,036	23.40

Options exercisable at year end	238,931		1,657,508	–	703,887	–
Weighted average fair value of options granted during the year (£)	0.80		3.50	–	16.60	–

Summarised information about the above schemes is as follows:

	Options outstanding			Options exercisable
Range of exercise prices (£)	Number Outstanding at 31 December 2002	Weighted Average remaining contractual life	Weighted Average exercise price (£)	Number Exercisable at 31 December 2002	Weighted Average exercise price (£)

0.00 – 15.00	5,745,366	4.553	3.03	205,176	5.70
15.70 – 50.00	226,215	3.47	21.22	14,307	23.41
51.00 – 95.97	291,406	3.50	71.30	19,448	71.28

In calculating share compensation expense it has been assumed that all performance criteria will be met.

The weighted average fair value at the grant date of options were as follows:

	Year to 31 December 2002	Year to 31 December 2001	Year to 31 December 2000

Fixed plans
Weighted average grant date fair value (£)	45.40	45.40	45.40
Weighted average assumptions:
Risk free rate	4.69%	4.69%	4.69%
Expected life	3.6 years	3.6 years	3.6 years
Expected volatility	60%	60%	60%
Dividend yield	Nil	Nil	Nil
Variable plans
Weighted average grant date fair value (£)	7.13	9.90	13.90
Weighted average assumptions:
Risk free rate	5.0%	5.59%	5.91%
Expected life	4.0 years	3.2 years	3.5 years
Expected volatility	68%	68%	67%
Dividend yield	Nil	Nil	Nil

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

22    SHARE OPTIONS† (continued)

Options to subscribe for ordinary shares under the various share option schemes, including those noted in Directors’ interest, are as follows:

Scheme	Date of Grant	Number	Exercise Price £	Exercise Period

Unapproved employee share option scheme	03.01.95 – 12.01.96	–	0.10p	31.08.97 – 30.10.01
1997 approved scheme	30.09.97	22,500	2.70	30.09.00 – 30.09.04
1998 approved scheme	27.07.98 – 16.12.98	91,362	4.50	27.07.01 – 05.12.03
1998 unapproved scheme	27.07.98 – 12.05.99	355,966	4.50 – 7.80	26.07.01 – 26.07.05
1998 unapproved super option scheme	27.07.98 – 12.05.99	135,953	4.50 – 7.80	27.07.03 – 12.05.09
Sharesave (SAYE) scheme	26.08.98	–	4.50	01.10.01
Australian savings related option scheme	03.09.98	6,000	4.50	03.09.01 – 03.03.02
Sharesave (SAYE) scheme	29.01.99	–	2.91	01.03.02
1999 stock incentive plan	26.10.99 – 10.10.01	4,619,641	0.10 – 72.90	01.06.00 – 25.10.10
Cybertrust Incentive Plan	24.03.00 – 10.10.01	1,037,925	81.20 –95.97	24.03.01 – 29.03.10
Share Award Plan	20.12.02	580,625	0.01	01.10.03 – 16.12.12

In December 1998 the Company established an Employee Benefit Trust and provided a loan note of £999,000 to enable the Trust to purchase 290,000 of the Company’s 1.0p ordinary shares with a nominal value of £2,900. In December 2002, the Company provided an additional loan of £20,000 to the Trustees to purchase 2,000,000 of the Company’s 1.0p ordinary shares with a nominal value of £20,000. The nominal value of the Company shares owned by the Trust at 31 December 2002 was £22,900.

The following table provides summary information for each of the Directors who hold options to purchase the Company’s outstanding 1.0p ordinary shares as of 31 December 2002. Each option was granted without monetary consideration.

Director	Date of Grant	Exercise Price £	Exercise Period	1 January 2002* Number	Granted	Lapsed	Exercised	31 December 2002 Number

B Khezri	20.12.02	0.01	20.12.02 – 16.12.12	Nil	126,562	–	–	126,562
	10.10.01	16.00	10.10.02 – 10.10.07	253,125	–	253,125		Nil
P Smith	20.12.02	0.01	20.12.02 – 16.12.12	Nil	125,000	–	–	125,000
	07.03.02	1.175	07.03.02 – 07.03.07	Nil	250,000	250,000	–	Nil

The market price of shares at 31 December 2002 was £0.45(2001: £1.525). During the year, shares traded in the range of £0.30 to £1.80.

The following table provides summary information for each of the Executive Officers who hold options to purchase the Company’s outstanding 1.0p ordinary shares as of 31 December 2002. Each option was granted without monetary consideration.

Executive Officers	Date of Grant	Exercise Price £	Exercise Period	1 January 2002 Number	Granted	Lapsed	Exercised	31 December 2002 Number

S Enoch	10.10.01	1.60	10.10.02 – 10.10.07	202,500	–	202,500	–	Nil
	20.12.02	0.01	20.12.02 – 16.12.12	Nil	101,250	–	–	101,250
D Kelly	10.10.01	1.60	10.10.02 – 10.10.07	202.500	–	202,500	–	Nil
	20.12.02	0.01	20.12.02 – 16.12.12	Nil	101,250	–	–	101,250
J O’Sullivan	10.10.01	1.60	10.10.02 – 10.10.07	253,125	–	253,125	–	Nil
	20.12.02	0.01	20.12.02 – 16.12.12	Nil	126,562	–	–	126,562

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.
*	or date of appointment if later

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

22    SHARE OPTIONS† (continued)

No Directors exercised share options during 2002 or 2001.

23    CONTINGENT LIABILITIES

Share options granted subsequent to 5 April 1999 under unapproved schemes are subject to employers’ and employees’ national insurance on the gain made on exercise of such options by UK employees.

There was no accrual as at 31 December 2002. Based on the year end share price of 45p, there is no contingent liability arising in respect of those share options.

24    COMMITMENTS

Total rentals under operating leases charged to profit and loss account were as follows:

	Year to 31 December 2002	Year to 31 December 2001	Year to 31 December 2000

	£000	£000	£000

Group
Hire of plant and machinery	30	1,439	957
Land and buildings	9,073	6,166	4,308
Other	–	–	18

	9,103	7,605	5,283

Commitments under operating leases to pay rentals during the year following the year end analysed according to the period in which each lease expires were as follows:

	Land and buildings
	31 December 2002	31 December 2001	31 December 2000

	£000	£000	£000

Expiring within one year	1,214	2,576	2,375
Expiring in years two to five	929	1,029	2,161
Expiring in greater than five years	1,632	2,595	601

	3,775	6,200	5,137

	Other assets
	31 December 2002	31 December 2001	31 December 2000

	£000	£000	£000

Expiring within one year	15	53	366
Expiring in years two to five	–	72	100
Expiring in greater than five years	–	13	–

	15	138	466

Baltimore Technologies

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Financial Statements

Notes to the consolidated financial statements

24    COMMITMENTS (continued)

The future minimum lease payments under operating leases that have initial or remaining terms in excess of one year together with the present value of the net minimum lease payments at 31 December 2002 were as follows:

31 December 2002

£000

Obligations under leases comprise:
Rentals due within one year	3,790
Rentals due after more than one year
From one to two years	2,644
From two to three years	2,269
From three to four years	1,985
From four to five years	1,740
After five years from balance sheet date	13,455

22,093

25,883

Two thirds of the Company’s Theale premises are leased to Clearswift under a sublease expiring in June 2016. Under this sublease Clearswift pay the Company rent of £828,130 per annum.

Company

The Company has no annual commitments under non-cancellable operating leases.

25    NOTES TO ACCOMPANY CASH FLOW STATEMENT

25(a)    Reconciliation of operating loss to net cash flow from operating activities

	Year to 31 December 2002	Year to 31 December 2001	Year to 31 December 2000

	£000	£000	£000

Operating loss	(58,782)	(663,859)	(105,834)
Impairment and amortisation of goodwill and intangible assets	31,721	569,948	71,817
Depreciation of tangible fixed assets	4,640	7,718	4,099
Loss on disposal of tangible fixed assets	1,240	60	280
Impairment of investments	2,400	–	–
Loss on sale of subsidiaries	4,417	–	–
Charge in relation to share related awards	66	775	739
(Increase)/decrease in stocks	(19)	(338)	407
(Increase)/decrease in debtors	2,604	15,439	(16,910)
Increase/(decrease) in creditors	(5,753)	302	(3,582)

Net cash outflow from operating activities	(17,466)	(69,955)	(48,984)

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

25    NOTES TO ACCOMPANY CASH FLOW STATEMENT (continued)

25(b)    Analysis of amounts netted on the cash flow statement

	Year to 31 December 2002	Year to 31 December 2001	Year to 31 December 2000

	£000	£000	£000

Returns on investment and servicing of finance
Interest received	1,193	4,001	5,464
Interest paid on bank loans, overdrafts and all other loans	(30)	(1,432)	(220)
Interest on finance leases	–	–	(80)

Net cash inflow from returns on investment and servicing of finance	1,163	2,569	5,164

Taxation	392	68	130

Capital expenditure and financial investments
Purchase of tangible fixed assets	(651)	(12,438)	(10,746)
Sale of tangible fixed assets	3,765	–	41
Purchase of own shares and other financial instruments	–	(24)	(278)

Net cash outflow for capital expenditure	3,114	(12,462)	(10,983)

(Acquisitions)/Disposals
(Purchase)/Disposal of subsidiary undertakings	16,235	(7,195)	(16,175)
Expenses on acquisition/disposal of subsidiary undertaking	(3,679)	–	(7,152)
Net cash at bank and in hand acquired/(disposed of) with subsidiary	(2,735)	–	22,425
Receipts from sale of investment in subsidiary undertaking	–	–	11,376

Net cash (outflow)/inflow from acquisitions	9,821	(7,195)	10,474

Financing
New finance leases	–	91	(27)
Repayments of amounts borrowed	(190)	(436)	(2,694)
Issue of ordinary shares (net of issue expenses)	–	1,908	72,162
Repayment of convertible loan notes	–	(20,675)	–
Cash removed from/(placed in) escrow to secure convertible loan notes	–	20,675	(20,675)
Capital element of finance lease repayments	(354)	(490)	(549)

Net cash (outflow)/inflow from financing	(544)	1,073	48,217

The subsidiary undertakings sold during the year contributed £ (12,455,000) (2001: £(16,914,000)) to the group’s net operating cash flows, received £456,000 (2001: £76,000) in respect of net returns on investments and servicing of finance, paid £91,000 (2001; £35,000) in respect of taxation and recognised £50,000 (2001: £3,735,000) for capital expenditure.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

25    NOTES TO ACCOMPANY CASH FLOW STATEMENT (continued)

25(c)    Analysis of net funds/(debt)

	Cash at bank	Overdrafts	Finance leases	Mortgage	Bank loans	Other loans	Net funds/ (debt)

	£000	£000	£000	£000	£000	£000	£000

At 31 December 1999	102,272	(245)	(1,264)	(1,020)	–	(4,166)	95,577
Cash flow	3,773	245	549	291	656	1,747	7,261
Acquisition (excluding cash and overdrafts)	–	–	(216)	–	(648)	(1,482)	(2,346)
Conversion of loan notes	–	–	–	–	–	2,000	2,000
New loan notes	–	–	–	–	–	(20,675)	(20,675)
Exchange movements	1,753	–	5	–	(8)	15	1,765

At 31 December 2000	107,798	–	(926)	(729)	–	(22,561)	83,582
Cash flow	(85,902)	–	490	323	–	113	(84,976)
Conversion of loan notes	–	–	–	–	–	20,675	20,675
New finance leases	–	–	(91)	–	–	–	(91)
Exchange movements	(656)	–	8	1	–	3	(644)

At 31 December 2001	21,240	–	(519)	(405)	–	(1,770)	18,546
Cash flow	(3,520)	–	354	146	–	44	(2,976)
Disposal (excluding cash and overdrafts)	–	–	40	–	–	4	44
Exchange movements	163	–	–	–	–	(1)	162

At 31 December 2002	17,883	–	(125)	(259)	–	(1,723)	(15,776)

26    FINANCIAL INSTRUMENTS

Treasury Policies

The Group seeks to reduce the interest and currency risk, to ensure sufficient cash is available to meet foreseeable needs and invest its cash assets safely and profitably. Funding requirements are regularly reviewed by the Board. The Group does not undertake any trading or speculative activity in financial instruments.

The Group’s financial instruments comprise borrowings, cash and various items, such as trade debtors and trade creditors, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Group’s operations.

The main risks arising from the Group’s financial instruments are interest rate risk and exchange rate risk.

Interest Risk

It is the Group’s policy to fund its operations through equity and to a lesser degree through bank debt. When the Group reaches profitability, it also intends to use retained earnings to fund its operations. The Group manages debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. To date, the Group has not hedged the exposure to interest rate fluctuations through the use of financial instruments.

Foreign Currency Risk

The Group has not used financial instruments to hedge against possible risks arising from fluctuations in foreign currency exchange rates as, in the past, the exposure has been limited. The Group’s operations deal mainly in their local currency, it is Group policy to limit foreign currency risk where possible by maintaining cash deposits in appropriate foreign currencies. As a result the Group’s currency exposure to exchange rate movements is not significant.

Liquidity

The Group’s cash position is regularly monitored by the Board and regular cash forecasting is in place. Surplus cash is kept in interest earning bank accounts. It is the Group’s intention, going forward, to actively utilise hedging instruments to manage interest and currency risks where appropriate.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

26    FINANCIAL INSTRUMENTS (continued)

The carrying values, notional principal values and estimated fair values of the Group’s financial instruments, both on and off balance sheet, are set out below. Current assets and liabilities (including short-term borrowings) and variable rate mortgage loans have been excluded from all the following disclosures as their carrying values approximate to fair value due to their short maturity or due to the variability of their interest rates.

Additional detail may be found in notes 16 and 17.

Fair value estimates, which are based on relevant market information, are subjective in nature and involve uncertainties and judgments and changes in market conditions and assumptions could significantly affect these estimates. The disclosed values are those which are representative of fair values at the dates indicated, except as noted below.

	31 December 2002		31 December 2001
	Carrying Amount	Estimated fair value	Carrying amount	Estimated fair value

	£000	£000	£000	£000

Convertible unsecured loan notes	(390)	(230)	(390)	(778)

The fair value is estimated using the market value at the year end of the shares into which the loan notes will be converted.

Exchange risk

The table below shows the Group’s currency exposure at 31 December 2002, being exposure on currency translations that give rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group which are not denominated in Sterling.

	Net foreign currencies monetary assets (£000)
	31 December 2002
Functional currency	US Dollar	Euro	Yen	STG	AUD	HKD

Sterling	939	805	198	–	–	–
Euros	77	–	4,027	–	(17)	–

	31 December 2001
Functional currency	US Dollar	Euro	Yen	STG	AUD	HKD

Sterling	2,294	–	178	–	(18)	–
Euros	(8,107)	–	4,156	(7,876)	(1,390)	1

27    ADDITIONAL INFORMATION FOR US INVESTORS

Differences between UK and US accounting principles

The accompanying consolidated financial statements included in this report are prepared in accordance with UK GAAP. Certain significant differences between UK GAAP and US GAAP which affect the Group’s net (loss)/income and shareholders’ equity are set out below.

(a) Purchase accounting adjustments (goodwill and intangible assets)

In the consolidated financial statements, goodwill arising on acquisitions made prior to 1 May 1997 accounted for under the purchase method has been eliminated against shareholders’ equity, in accordance with UK GAAP. Under the requirements of UK Financial Reporting Standard 10 – ‘Goodwill and Intangible Assets’ – goodwill on acquisitions after 1 May 1997 is capitalised and amortised over its estimated useful life which is generally presumed not to exceed 20 years. UK GAAP requires that on subsequent disposal or termination of a previously acquired business, any goodwill previously taken directly to shareholders’ equity is then charged in the profit and loss account against the profit or loss on disposal or termination.

Under US GAAP, fair values are ascribed to net assets acquired in a purchase business combination, including identifiable intangibles (which includes acquired in-process research and development), and goodwill is capitalised on the balance sheet. Prior to the implementation of SFAS 142, goodwill was amortised through the income statement over its estimated useful life (not exceeding 40 years).

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

27    ADDITIONAL INFORMATION FOR US INVESTORS (continued)

Under UK GAAP purchase consideration issued in the form of shares is valued at the market price per share at the date of ultimate approval of the transaction by the shareholders. Under US GAAP the consideration is valued at the average share price for the seven business days commencing three days before and ending three days after the date on which the principal terms were agreed and announced.

The net amounts of capitalised goodwill and capitalised intangible fixed assets under US GAAP were as follows:

	Goodwill	Intangible fixed assets

	£000	£000

31 December 2002	–	–
31 December 2001	16,522	24,301

Under US GAAP, SFAS No. 142, “Goodwill and Intangible Assets”, has been implemented from 1 January 2002. SFAS 142 eliminates the previous requirement to amortise goodwill and intangible assets with indefinite lives, addresses the amortisation of intangible assets with a defined life and the annual impairment testing and recognition of goodwill and intangible assets. Under UK GAAP goodwill is amortised over its useful life giving rise to a difference.

As a result of the differences between UK and US GAAP discussed above, the carrying value of goodwill as at 31 December 2002 is reduced by £4,229,000 for US GAAP purposes (31 December 2001 was reduced by £18,238,000) and the carrying value of intangible fixed assets as at 31 December 2002 is decreased for US GAAP purposes by £353,000 (31 December 2001 was increased by £31,000) with corresponding adjustments to the amortisation charge in the profit and loss account after taking into consideration the effect of foreign exchange adjustments.

Under SFAS 142, goodwill and other indefinite lived intangible assets are no longer amortised but are reviewed at least annually for impairment (or more frequently if dictated by events and circumstances). Separate intangible assets that are not deemed to have indefinite lives will continue to be amortised over their useful lives. In accordance with SFAS 142, if goodwill and workforce had not been amortised, prior to 1 January 2002, the proforma adjusted net loss would have been as follows:

	For the year ended 31 December
	2002	2001	2000

	£000	£000	£000

Net Loss	(49,088)	(595,500)	(122,956)
Add back: Goodwill amortisation	–	100,999	55,909
Add back: Workforce amortisation	–	1,882	1,232

Adjusted net loss	(49,088)	(492,619)	(65,815)

	2002	2001	2000

Basic and diluted loss per share:
Net loss	(94.9)	(1,202.3)	(306.5)
Goodwill amortisation	–	203.9	139.4
Workforce amortisation	–	3.8	3.1

Adjusted net loss	(94.9)	(994.6)	(164.0)

After the disposal of the Content business, which was held for sale at 31 December 2001, the Company has operated as a single operating segment and reporting unit and all of the goodwill into which workforce has now been subsumed is associated with the entire Company.

The date of adoption of SFAS 142 was 1 January 2002 and goodwill was tested for impairment as at that date. The decision as to whether an impairment of goodwill should be recorded is determined using a two-step process. The first step was to test for indicators of impairment of goodwill by comparing the fair value of the Company with its carrying value. The fair value of the Company at the 1 January 2002 was in excess of the carrying value under US GAAP and so the first test of value did not indicate an impairment and no transitional adjustment was recorded.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

27  ADDITIONAL INFORMATION FOR US INVESTORS (continued)

The Company has selected 31 December as its annual review date and therefore a second impairment review was required as at 31 December 2002. At that date, using a discounted cash flow model, the Fair Value of the Company was determined to be below the net asset value of £16.4 million and indicated an impairment of goodwill and the required step two test. The step two test was performed and compared the Fair Value of the Company to the Fair Value of the Company’s recognised and unrecognised tangible and intangible assets and liabilities. As a result, it was determined that the goodwill of £4.2 million should be impaired to a £Nil carrying value.

Amortisation expense (goodwill and intangibles)

£000

Year ended 31 December 2002	7,264
Year ended 31 December 2001	120,995
Year ended 31 December 2000	62,977
Year ended 31 December 1999	9,606
Eight months ended 31 December 1998	590
Year ended 30 April 1998	77

Impairment of intangibles

Under US GAAP, in accordance with SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, intangibles subject to amortisation were tested for impairment because the Company has experienced continuing losses over the past year and there was an indication that the carrying value of amortisable intangibles may not be recoverable. The Company determined the £0.5 million carrying amount of the intangibles was not recoverable because the carrying amount exceeded the sum of the undiscounted cashflows. The Company recorded an impairment of the Intangibles to a £Nil carrying value based on a discounted cash flow model using a discount rate of 20%.

Impairment is included under General and Administrative expenses in the Profit and Loss Account.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

27  ADDITIONAL INFORMATION FOR US INVESTORS (continued)

The fair value of the net assets disposed of and consideration given in accordance with US GAAP are as follows:

Sale of 100% of holding in Content Technologies Holdings Limited

£000

Consideration
Cash	12,000
Shares in Clearswift	6,000
Loan Notes	2,500

20,500
Costs of Disposal	(4,176)

16,324

Less Net Liabilities	(570)

16,894

Less
Related Intangible Goodwill	2,118
Intellectual Property Right	15,837

Loss on Disposal	(1,061)

Reduction of holding in Baltimore Technologies Japan

£000

Consideration Cash Consideration	3,548
Receivables	1,012
Costs of Disposal	(29)
Investment of 19% in BTJ retained	2,088

6,619
Less Net Assets	18,705
Minority Interest	(6,718)

11,987

(5,368)
Less
Goodwill	2,573

Loss on Disposal	(7,941)

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

27  ADDITIONAL INFORMATION FOR US INVESTORS (continued)

Sale of operations of Baltimore Technologies Pty Limited

£000

Consideration	1,329
Costs of Disposal	(239)

1,090
Less Net Assets	1,195

(105)

Less Related Intangible Goodwill	732
Intellectual Property Right	459

Loss on Disposal	(1,296)

(b)  Revenue recognition

Bill and hold arrangements

Under UK GAAP, revenue from the sale of hardware products is generally recognised as units are delivered. However, revenue is also recognised where delivery has not taken place but where products have been accepted by customers, the manufacturing process is complete and all services essential to the functionality of the units have been provided. Under US GAAP certain additional criteria are required to be met before revenue on undelivered products can be recognised as income, including: (1) the buyer, not the seller, must request that the transaction be on a “bill and hold” basis, and (2) there must be a fixed schedule for delivery of the goods.

No revenue has been recognised in any of the periods presented under US GAAP in respect of “bill and hold” arrangements.

Long-term contracts

Under both UK and US GAAP, profits earned under systems integration contracts, which comprise implementation, customisation and integration services, are recognised on the percentage of completion method based upon the percentage complete basis in accordance with SOP 81-1 – “Accounting for Performance of Construction Type and Certain Production Type Contracts”. Under UK GAAP, profit is recognised on a non-linear basis which results in higher proportions of revenue being deferred to the later part of the contract. For example, assuming forecast profit of £100 and 75% completion, under US GAAP £75 profit would be recognised. Under UK GAAP this profit would be reduced to 75% of £75 (that is, a reduction of 25%) which is £56.

Certain systems integration contracts incorporate development work where the Company retains any resulting intellectual property and payment is not contingent on the completion of such work. Such agreements have no contractual commitments or obligations which require the Company, regardless of the results of the development work, to repay, be subject to penalties, or enter in any other financial or commercial relationship with the other party as a result of the development work agreement. These contracts are accounted for as long-term contracts, or on a time and expense basis if appropriate.

Software revenue

Under US GAAP, revenue from software agreements is recognised in accordance with SOP 97-2 – “Software Revenue Recognition”.

For arrangements that include multiple elements, the fee is allocated to the various elements based on vendor specific objective evidence of fair value. The fair value of each element in an arrangement is established with reference to previous individual sales of that element or an established and approved price list.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

27    ADDITIONAL INFORMATION FOR US INVESTORS (continued)

Where this does not exist, all revenue from multiple element arrangements is deferred until all elements of the arrangements have been delivered, except that if the only undelivered element is post-contract customer support, the entire fee is recognised rateably, or if the only undeliverable element is services that do not involve significant production, modification, or customisation of software, the entire fee is recognised over the period during which the services are expected to be performed.

Under UK and US GAAP, fees from reseller agreements which represent payments for authorisation or for exclusivity as a reseller are recognised rateably over the period of the agreement. Revenue on sales to resellers under both UK and US GAAP is recognised on delivery to the reseller if all of the criteria of SOP 97-2 have been met. Revenue is deferred where collection is not certain and the fee is not fixed or determinable.

(c)    Share compensation expense

In the Group’s consolidated financial statements prepared under UK GAAP, no cost is accrued for certain share options awarded to employees where the exercise price is equivalent to the market value at the date of grant or where Company shares (in excess of the number of options granted) are held by an Employee Share Option Trust (“ESOT”) and were purchased at a price equivalent to the exercise price of options granted under that scheme.

Where the exercise price is lower than the market value on the date of grant, this cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date. Under UK GAAP no cost is required to be recorded for Save As You Earn (“SAYE”) schemes.

Under US GAAP, compensation cost has been recognised for all options including those which are matched by shares held in an ESOT and also for arrangements under the SAYE. The cost is calculated as the difference between the option price and the market price at the date of grant and additionally at the end of the reporting period for certain option plans which include performance related criteria. This cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date.

At 31 December 2002, the Group had a number of share-based compensation plans, which are described in note 22. The Group recognise compensation costs for US GAAP purposes in accordance with the requirements of APB Opinion No. 25.

When Security Domain was acquired, shares were issued in lieu of the cancellation of options held by Security Domain employees.

Under UK GAAP, these shares issued are recorded as additional purchase consideration at the fair value of the options on the date the option holders formally accepted the terms of the exchange offer and all contingency factors were resolved. Under US GAAP, the additional purchase consideration is determined with reference to the market value of the shares on the date the offer was made, however, the excess of the market value of the shares for Security Domain (£643,000) over the fair value of the options (£380,000) exchanged is recorded as compensation expense (£263,000) at the time of issuance of the shares.

Under UK GAAP share options issued to acquire options held by employees of an acquired company are recorded as additional purchase consideration at the fair value of the options. The market value of the options used in the fair value calculation is the market value at the date of ultimate approval of the transaction by the shareholders.

Under US GAAP, the market value used in the fair value calculation is the average market value for the seven business days commencing three days before and ending three days after the date on which the principal terms were agreed. This additional purchase consideration is reduced by the unearned compensation cost of any unvested options.

This difference in accounting treatment resulted in a decrease in goodwill of £19,455,000 for the Content acquisition and decreased goodwill of £25,000 for the Nevex acquisition.

Under US GAAP the compensation charge has been recorded as a debit to the profit and loss account and a credit to shareholders’ equity. The amount of deferred compensation which will be recognised as a charge to the profit and loss account in future periods has been recorded as a debit and a credit to shareholders’ equity for US GAAP purposes.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

27    ADDITIONAL INFORMATION FOR US INVESTORS (continued)

(d)    Convertible loan notes

Under UK GAAP and US GAAP, convertible loan notes issued in connection with an acquisition which are convertible into shares are recorded at the fair value of shares into which they convert. Under UK GAAP the shares are valued at the market price per share at the date of ultimate approval of the transaction by the shareholders. Under US GAAP the consideration is valued at the average share price for the seven business days commencing three days before and ending three days after the date on which the principal terms were agreed and announced.

(e)    Employee Benefit Trust (‘EBT’)

Under UK GAAP, shares acquired by the EBT were included in the consolidated balance sheet at cost as a fixed asset. Under US GAAP, they are accounted for as treasury stock and recorded as a reduction in shareholders’ equity. Under UK GAAP, the value of the shares have been written down to their market value.

(f)    Impairment of fixed assets

Under Financial Reporting Standard “Tangible Fixed Assets” –(FRS 15), in the event of a permanent diminution in the value of an asset, a provision should be charged to reduce the asset’s carrying value to the estimated recoverable amount. FRS 15 provided no further guidance as to when a permanent diminution in value should be recognised.

A principal difference between SFAS 144 and FRS 11 is that impairment charges on fixed assets which are not held for sale may only be recorded if the net undiscounted cash flows expected to be generated by the asset are less than the carrying amount of the asset.

(g)    Deferred tax

Deferred taxation is provided on a full liability basis under US GAAP which requires deferred tax assets to be recognised if their realisation is considered to be “more likely than not”. Under UK GAAP in accordance with FRS 19 “Deferred Tax”, deferred taxation is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date.

The deferred tax credit of £5,945,000 appearing in the reconciliation of loss in accordance with UK GAAP and loss in accordance with US GAAP arises from the correction of the valuation allowance established against deferred tax assets as at 31 December 2001. No adjustment was required in respect of the valuation allowance established under UK GAAP. At 31 December 2002, the net deferred tax asset recognised under both US and UK GAAP was £Nil.

The following table summarises deferred assets and liabilities on a US GAAP basis:

	31 December 2002	31 December 2001	31 December 2000

	£000	£000	£000

Deferred tax assets
Trading losses	62,202	46,705	19,609
Fixed assets	1,828	1,864	593
Capital losses	145,154	–	–
Employee liabilities	3	144	133
Debtor provisions	331	797	218
Deferred revenue	–	109	402
Intangible fixed assets	58,133	194,071	–
Other	853	2,106	1,315

	268,504	245,796	22,270
Valuation allowance (net deferred tax asset not recognised)	(267,667)	(249,528)	(19,926)

Net deferred tax asset	837	(3,732)	2,344
Deferred tax liabilities
Fixed assets	(771)	(779)	–
Intangible fixed assets	–	–	(10,561)
Other	(66)	(1,434)	(536)

Total deferred tax liabilities	(837)	(2,213)	(11,097)

Net deferred tax recognised under US GAAP	–	(5,945)	(8,753)

Deferred tax recognised under UK GAAP	–	–	–

Reconciliation from UK to US GAAP	–	(5,945)	(8,753)

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

27    ADDITIONAL INFORMATION FOR US INVESTORS (continued)

Deferred income taxes reflect the net tax effects of: (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes; and (b) operating loss carryforwards. Valuation allowances are established when the realisation of the deferred tax asset is not considered more likely than not. Based on an assessment of all available evidence including, but not limited to, the Group’s recent operating and taxable losses, the current expansion and related business plans and restrictions on the use of tax losses due to the ownership change and separate tax jurisdiction limitations management believes it is not more likely than not that the Company will realise the benefits of the deferred tax asset.

(h)    Associate undertakings

Under UK GAAP, undertakings in which the Group holds a long-term interest and over which it actually exercises significant influence are accounted for as associated undertakings using equity accounting. Under UK GAAP, this may result in the recognition of a net liability.

Under US GAAP, associated undertakings accounted for using equity accounting, are defined as entities over which the Group has the ability to exercise significant influence. Under US GAAP, there is no requirement to record a net liability where the Group has stated that it will not support the net liabilities of an associate undertaking.

(i)    Gain or loss on disposal activities

Application of UK and US GAAP results in differences in the carrying values of Net Assets, including goodwill and intangible fixed assets, creating a difference between the amount of profit or loss on disposal calculated under UK and US GAAP. A further difference arises between UK and US GAAP when calculating the gain or loss on disposal of a foreign asset since, under US GAAP, the associated cumulative translation adjustment is included in the calculation of the gain or loss arising on the disposal whereas under UK GAAP the cumulative translation adjustment remains in reserves.

(j)    Discontinued operations

Under UK GAAP an operation is classified as discontinued if a significant business segment is disposed of. Under US GAAP the results of operations of a component of an entity that has been disposed of is classified as discontinued if both of the following conditions are met: the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposal and the Company will not have significant continuing involvement in the operations of the component after the disposal. None of the discontinued operations reported by the Company in 2002 would be classified as discontinued operations under US GAAP.

Statement of cash flows’ basis of preparation

The Group Consolidated Cash Flow Statement is prepared in accordance with United Kingdom Financial Reporting Standard 1 “FRS 1 (Revised 1996)”, whose objective and principles are similar to those set out in SFAS No. 95, “Statement of Cash Flows”. The principal differences between the standards relate to classification. Under FRS 1 (Revised 1996), the Company presents its cash flows for (a) operating activities, (b) returns on investments and servicing of finance, (c) tax paid, (d) capital expenditure and financial investment, (e) acquisitions and disposals, and  (f) financing. Under FRS 1 (Revised 1996) cash comprises cash in hand and deposits repayable on demand, less overdrafts repayable on demand, and liquid resources comprise current asset investments held as readily disposable stores of value. Under SFAS No. 95 cash equivalents, comprising short-term highly liquid investments, generally with original maturities of three months or less, are grouped together with cash. Short-term borrowings repayable on demand would not be included within cash and cash equivalents and movements on those borrowings would be included in financing activities.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

27    ADDITIONAL INFORMATION FOR US INVESTORS (continued)

Set out below, for illustrative purposes, is a summary consolidated cash flow statement presented in US GAAP format.

	Year to 31 December 2002	Year to 31 December 2001	Year to 31 December 2000

	£000	£000	£000

Net cash provided by operating activities	(15,911)	(67,318)	(43,690)
Net cash used in investing activities	12,935	(19,657)	(509)
Net cash provided/used by financing activities	(544)	1,073	47,972
Effect of exchange rate changes on cash	163	(656)	1,753

Net increase/decrease in cash and cash equivalents	(3,357)	(86,558)	5,526
Cash and cash equivalents at beginning of period	21,240	107,798	102,272

Cash and cash equivalents at end of period	17,883	21,240	107,798

There are no material non-cash investing and financing activities.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 142 (SFAS 142) Goodwill and Other Intangible Assets was issued in July 2001 and became effective for calendar year-end companies on 1 January 2002. SFAS 142 eliminates the previous requirement to amortise goodwill and intangible assets with indefinite lives, addresses the amortisation of intangible assets with a defined life and the annual impairment testing and recognition of goodwill and intangible assets.

In August 2001, the FASB issued FASB Statement No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard is effective for fiscal years beginning after 15 June 2002. The impact of adoption is not expected to be material.

Statement of Financial Accounting Standards No. 144 (SFAS 144) Accounting for the Impairment or Disposal of Long-Lived Asset was issued in October 2001 and replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after 15 December 2001. The impact of adoption was not material.

Statement of Financial Accounting Standards No. 145 (SFAS 145) Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections was issued in April 2002. This Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The impact of adoption was not material.

Statement of Financial Accounting Standards No. 146 (SFAS 146) Accounting for Costs Associated with Exit or Disposal Activities was issued in June 2002. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 is effective for exit or disposal activities initiated after 31 December 2002. The impact of this statement is yet to be assessed as it will depend on any future exit or disposal activities.

Statement of Financial Accounting Standards No. 148 (SFAS 148) Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123 was issued in December 2002. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

27    ADDITIONAL INFORMATION FOR US INVESTORS (continued)

In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after  December 15, 2002. The impact of adoption is not material as the Company currently reports under APB Opinion 25.

The following is a summary of the material adjustments to net loss and shareholders’ equity which would have been required if US GAAP had been applied instead of UK GAAP.

	Notes		Year to 31 December 2002	Year to 31 December 2001	Year to 31 December 2000

			£000	£000	£000

Net loss
Net loss in accordance with UK GAAP			(64,728)	(652,848)	(96,885)
Adjustments to conform to US GAAP
Goodwill amortisation			12,278	39,138	10,389
Differences Arising on Disposal of Subsidiaries
Japan			234	–	–
Australia			34	–	–
Content			(776)	–	–
Purchase Accounting Adjustments	(a	)
Goodwill impairment			(7,244)	–	–
Intangible fixed assets amortisation			(217)	(17,149)	(1,549)
Intangible fixed assets impairment			6,956	–	–
Revenue recognition	(b	)
Bill and hold arrangements			–	–	12
Long-term contracts			–	(4)	(28)
Software revenue			205	1,075	(942)
Share compensation expense	(c	)	(1,775)	33,661	(34,974)
Employer payroll taxes on share compensation
Cumulative adjustment relating to change in accounting policy			–	–	1,678
Employer payroll taxes on share compensation for the period			–	(1,971)	(1,872)
Deferred tax	(g	)	5,945	2,598	1,215

			15,640	57,348	(26,071)

Net loss in accordance with US GAAP			(49,088)	(595,500)	(122,956)
Retained loss attributable to ordinary shareholders in accordance with US GAAP			(49,088)	(595,500)	(122,956)

Net loss per Ordinary Share basic and diluted (pence)†			(94.9)	(1,202.3)	(306.5)

Weighted average number of ordinary shares in issue during the period (after adjusting for own shares held by the employee benefit trust) used to calculate basic and diluted earnings per share			51,720,796	49,528,746	40,115,064

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Basic and diluted earnings per share are the same because the Company has recorded losses for the relevant periods. All outstanding share options at the respective period ends and the convertible loan notes which are outstanding at 31 December 2002 have therefore been excluded from the determination of diluted earnings per share. For details of the options outstanding see note 22 and for details of the convertible loan notes see notes 16 and 17. In addition, shares held by the employee benefit trust as of each period end are not considered outstanding in the computation of loss per share in those periods. The shares held by the employee benefit trusts as of each period end were as follows: 31 December 2002: 4,015,500; 31 December 2001: 2,015,500; 31 December 2000: 2,015,500; 31 December 1999: 436,500.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

27  ADDITIONAL INFORMATION FOR US INVESTORS (continued)

Share compensation†

SFAS No. 123 – ‘Accounting for Stock-Based Compensation’ sets out an alternative methodology for recognising the compensation cost based on the fair value at grant date. Had the Group adopted this methodology, the effect on net loss under US GAAP is shown below.

	Year to 31 December 2002	Year to 31 December 2001	Year to 31 December 2000

	£000	£000	£000

Net loss under US GAAP as reported	(49,088)	(595,500)	(122,956)
Adjustment to compensation cost – APB Opinion 25 charge	1,839	(33,661)	34,974
Adjustment to compensation cost – Fair Value Method	(16,719)	(46,409)	(23,660)

Pro forma net loss	(63,968)	(675,570)	(111,642)

Net loss per Ordinary Share under US GAAP
(basic and diluted – pence)
As reported	(86.1)	(1,202.3)	(306.5)
Pro forma	(114.9)	(1,364.0)	(278.3)

In the initial phase-in period, the effects of applying SFAS No. 123 for disclosing compensation cost may not be representative of the effects on pro forma net income and earnings per share for future years.

			31 December 2002	31 December 2001	31 December 2000

	Notes		£000	£000	£000

Shareholders’ equity
Total shareholders’ equity in accordance with UK GAAP			16,397	82,971	733,687
Adjustment to conform to US GAAP
Impairment of
Goodwill			(4,229)	–	–
Intangible fixed assets			(353)	–	–
Purchase accounting adjustments	(a	)
Goodwill			–	(18,238)	(59,795)
Intangible fixed assets			–	31	16,733
Revenue recognition	(b	)
Long term contracts			–	–	4
Software revenue			–	(303)	(1,422)
Deferred share compensation expense	(c	)	(437)	(2,082)	(47,062)
Adjustment to shareholders’ equity in respect of deferred share compensation expense	(c	)	437	2,082	47,062
Employer payroll taxes on share compensation			–	–	1,971
Convertible loan notes	(d	)	76	76	(1,380)
Employee Benefit Trust	(e	)	(132)	(442)	(999)
Write down of freehold property	(f	)	248	248	248
Deferred tax	(g	)	–	(5,945)	(8,753)

			(4,390)	(24,573)*	(53,393)
Shareholders’ equity in accordance with US GAAP			12,007	58,398 **	680,294

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.
*	Restated from £25,130,000 due to miscalculation.
**	Restated from £57,841,000 due to miscalculation.

Baltimore Technologies

Group Financial Record

	Year ended 31 December				Eight months ended 31 December 1998	Year ended 30 April 1998
	2002	2001	2000	1999

	£000	£000	£000	£000	£000	£000

Consolidated profit and loss account
Revenues(1)	35,044	70,421	69,371	23,272	9,884	13,177
Cost of sales	(16,025)	(33,091)	(23,775)	(8,195)	(4,819)	(6,086)

Gross profit	19,019	37,330	45,596	15,077	5,065	7,091
Research and development	(11,122)	(24,131)	(14,720)	(7,243)	(1,976)	(1,136)
Sales and marketing	(22,949)	(75,291)	(49,729)	(20,685)	(4,436)	(2,317)
General and administrative expenses	(12,009)	(31,819)	(15,164)	(8,528)	(3,627)	(3,069)
Amortisation and impairment of goodwill and intangible assets	(31,721)	(569,948)	(71,817)	(11,884)	(403)	(50)

Total operating expenses	(77,801)	(701,189)	(151,430)	(48,340)	(10,442)	(6,572)

Operating (loss)/profit (a)	(58,782)	(663,859)	(105,834)	(33,263)	(5,377)	519

Share of operating loss of associated undertaking	–	–	(290)	–	(265)	(21)
Loss on sale of businesses	(8,049)	–	–	–	–	–
Gain on sale of tangible fixed assets of continuing operations	591	–	–	–	–	–
Net interest receivable/(payable)	979	4,148	7,086	1,912	469	(202)

(Loss)/profit on ordinary activities before taxation	(65,261)	(659,711)	(99,038)	(31,351)	(5,173)	296
Taxation on (loss)/profit on ordinary activities	(403)	(166)	(437)	379	47	(220)

(Loss)/profit after taxation	(65,664)	(659,877)	(99,475)	(30,972)	(5,126)	76
Minority interest	936	7,029	2,590	–	–	–

(Loss)/profit for the financial period	(64,728)	(652,848)	(96,885)	(30,972)	(5,126)	76
Financial cost of non-equity shares	–	–	–	–	(2,028)	(117)
Non-equity share entitlements waived	–	–	–	–	2,811	–
(Loss)/profit for the period retained for equity shareholders	(64,728)	(652,848)	(96,885)	(30,972)	(4,343)	(41)

Earnings per share†	Pence	Pence	Pence	Pence	Pence	Pence
(Loss)/profit per share, basic(2)	(125.2)	(1,318.1)	(241.5)	(102.7)	(27.8)	(0.45)
(Loss)/profit per share, diluted(3)	(125.2)	(1,318.1)	(241.5)	(102.7)	(27.8)	(0.45)
Operating (loss)/profit per share, basic	(113.7)	(1,340.4)	(263.8)	(110.3)	(34.4)	5.75
Operating (loss)/profit per share from ongoing operations	(101.0)	(321.9)	(251.6)	(110.3)	(34.4)	5.75

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Group Financial Record

(a)    Operating loss from continuing operations in 2002 was £(52,222,000) (2001: £(159,460,000)).

	31 December 2002	31 December 2001	31 December 2000	31 December 1999	31 December 1998	30 April 1998

	£000	£000	£000	£000	£000	£000

Consolidated balance sheet
Fixed assets:
Intangible assets(1)	4,582	59,030	624,415	45,953	5,870	5,893
Tangible assets	7,359	18,396	18,708	6,510	4,128	2,949
Investments	6,151	442	1,276	999	999	264

	18,092	77,868	644,399	53,462	10,997	9,106
Current assets:
Stocks	19	802	463	870	776	635
Debtors	15,008	27,905	61,123	10,452	4,458	4,470
Cash at bank and in hand(4)	17,883	21,240	107,798	102,272	14,550	1,231

	32,910	49,947	169,384	113,594	19,784	6,336
Creditors: amounts falling due within one year	(28,892)	(30,832)	(62,464)	(13,414)	(4,659)	(5,692)

Net current assets	4,018	19,115	106,920	100,180	15,125	644

Total assets less current liabilities	22,110	96,983	751,319	153,642	26,122	9,750
Creditors: amounts falling due after more than one year	(1,905)	(2,969)	(2,769)	(5,778)	(1,006)	(1,904)

	20,205	94,014	748,550	147,864	25,116	7,846
Provision for liabilities and charges	(3,808)	(3,490)	–	–	–	–
Minority Interest	–	(7,553)	(14,863)	–	–	–

Shareholders’ funds equity and non-equity(5)	16,397	82,971	733,687	147,864	25,116	7,846

Called up share capital	535	514	511	377	182	1,674

US GAAP

The selected financial data set out below for each of the periods to 31 December 2002 has been extracted or derived from audited financial statements.

The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements of Baltimore Technologies plc and the notes thereto, which are included elsewhere in this document.

	Year to 31 December 2002	Year to 31 December 2001	Year to 31 December 2000	Year to 31 December 1999	Eight Months to 31 December 1998	Year to 30 April 1998

	£000	£000	£000	£000	£000	£000

Consolidated income statement data
Total revenue	35,249	71,492	68,413	23,740	11,072	12,742
Net loss	(49,088)	(595,500)	(122,956)	(66,675)	(5,140)	(1,321)
Loss per share, basic and diluted	(94.9)	(1,202.3)	(306.5)	(221.0)	(47.4)	(15.9)

	31 December 2002	31 December 2001	31 December 2000	31 December 1999	31 December 1998	30 April 1998

	£000	£000	£000	£000	£000	£000

Consolidated balance sheet data
Total assets	17,644	74,535	707,520	154,567	29,699	16,620
Total shareholders’ equity/(deficit)	12,007	58,398	680,294	134,807	22,793	3,939

(1)

Security Domain has been consolidated from its effective date of acquisition of 31 March 1998 and the resulting goodwill has been amortised from that date. Baltimore (Ireland) has been consolidated from its effective date of acquisition of 11 January 1999 and the resulting goodwill has been amortised from that date. Network Solutions

Baltimore Technologies

Group Financial Record

Japan KK has been consolidated from its effective date of acquisition of 17 March 2000 and the resulting goodwill has been amortised from that date. GTE CyberTrust Solutions Inc. has been consolidated from its effective date of acquisition of 28 March 2000 and the resulting goodwill has been amortised from that date. CyberTrust Japan has been consolidated from its effective date of acquisition of 1 July 2000 and the resulting goodwill has been amortised from that date. Content Technologies Limited has been consolidated from its effective date of acquisition of 25 October 2000 and the resulting goodwill has been amortised from that date. Nevex Software Technologies Inc has been consolidated from its effective date of acquisition of 9 November 2000 and the resulting goodwill has been amortised from that date. Chubb Information Security Ltd has been consolidated from its effective date of acquisition of 27 April 2001.

During 2001, an impairment review was carried out and, as a result of this exercise, it was apparent that the book value of GTE CyberTrust, Content Holdings and Chubb Information Security Ltd exceeded the undiscounted cash flows expected from its use. The carrying values were therefore impaired. Content Technologies was further impaired in December 2001. CyberTrust Japan was also impaired at this time.

During 2002, a number of disposals took place. Content Holdings and Baltimore Technologies Japan KK were sold effective 31 March 2002. The business of Baltimore Technologies Pty Limited was sold effective 31 May 2002. An impairment review was carried out on the remaining intangibles and, as a result of this, the carrying values of GTE CyberTrust was reduced to zero and Baltimore Technologies Limited was also impaired at this time.

(2)	The Company floated on the Alternative Investment Market on 29 September 1995. It had convertible preferred ordinary shares in existence prior to this date that were converted before the flotation to ordinary shares. The profit/(loss) per share figures as presented above have been calculated on the assumption that the convertible preferred shares had already been converted to ordinary shares as at 1 May 1993. See note 9 to the consolidated financial statements for a further explanation of the determination of the number of shares used in the calculation of profit/(loss) per share.

(3)	Profit/(loss) per share on a diluted basis is not presented where the effect of including shares subject to options is anti-dilutive.

(4)†	In July 1998, the Company raised net proceeds of £20.8 million from an offering of 5.5 million shares in connection with its admission to the Official List of the London Stock Exchange. In November 1999, the Company raised net proceeds of £96.1 million from an offering of 7.1 million shares in connection with the NASDAQ offering. On 25 October 2000 the Company raised net proceeds of £66.4 million from a placing of 15,712,992 ordinary shares in connection with the purchase of Content Technologies Limited of which £20.7 million was held in escrow to secure convertible loan notes. These loan notes were converted in October 2001.

(5)	Detail of Share Capital and Reserves can be found in note 20 and note 21.

(6)	See Shareholder Information – Dividend Payments.

(7)	On I January 2002, the Company adopted Statement of Financial Accounting Standards (‘‘SFAS’’) No. 142, ‘‘Goodwill and Other Intangible Assets’’ which required the Company to cease the amortisation of goodwill and test goodwill at least annually (or more frequently if dictated by events and circumstances). Accordingly as of 1 January 2002 the Company ceased amortising goodwill. If goodwill had not been recorded for the periods prior to 1 January 2002, the Company’s adjusted net loss and basic and diluted loss per share would have been as follows:

	For the year ended 31 December

	2002	2001	2000

(£000s except for earnings per share amounts)
Net Loss	(49,088)	(595,500)	(122,956)
Add back: Goodwill amortisation	–	100,999	55,909
Add back: Workforce amortisation	–	1,882	1,232

Adjusted net loss	(49,088)	(492,619)	(65,815)

	2002	2001	2000

Basic and diluted loss per share:
Net loss	(94.9)	(1,202.3)	(306.5)
Goodwill amortisation	–	203.9	139.4
Workforce amortisation	–	3.8	3.1

Adjusted net loss	(94.9)	(994.6)	(164.0)

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Shareholder Information

Incorporation

The Company was incorporated and registered in England and Wales on 6 September 1991 under the UK Companies Act 1985 as a private company limited by shares (registered number 2643615) with the name Zedserve Limited. The Company changed its name to Zergo Limited on 27 July 1992 and to Zergo Holdings Limited on 10 September 1993. The Company was re-registered as a public Company under the name Zergo Holdings plc under the UK Companies Act 1985 on 22 September 1995. The Company changed its name to Baltimore Technologies plc on 14 May 1999.

Registered Office and Directors’ Business Addresses

The registered office and principal place of business of the Company and the business addresses of the Directors named as such under “Board of Directors and Officers of the Company” other than John Cunningham and George Powlick is Innovation House, 39 Mark Road, Hemel Hempstead, Hertfordshire HP2 7DN, United Kingdom (tel: +44 1442 342600). The business address of John Cunningham is 6 Stockbridge Road, Mount Kisco, New York 10549, USA. The business address of George Powlick is Times Place, 45 Pall Mall, London SW1Y 5JG, United Kingdom. The business address of CT Corporation Systems is 111 8th Avenue, New York NY 10011. CT Corporation is the Company’s agent for service of process in the United States.

Memorandum and Articles of Association

The principal object of the Company is to carry on the business of a holding and investment company and a management and service company and carrying on any other trade or business whatsoever which can in the opinion of the Directors be advantageously carried on by the Company in connection with or ancillary to the business of the Company. The objects of the Company are set out in full in clause 3 of the Memorandum of Association.

Board of Directors

The Company’s Articles of Association authorise a Board comprising of no fewer than three and no more than twenty Directors, unless otherwise decided by an ordinary resolution passed by its shareholders and subject to applicable laws. At least one-third of Directors, for the time being, or if their number is not three or a multiple of three, the number nearest to but not exceeding one-third, shall retire from office at the Annual General Meeting in every year. Directors are elected for three-year terms at the Company’s Annual General Meeting. There are no provisions requiring a Director to retire by reason of having attained a particular age. The Articles of the Company provide that no share qualification is required by the Directors.

Borrowing Powers

The Articles of Association of the Company impose restrictions on the Board’s power to borrow. The total amount outstanding of money borrowed by the Company and its subsidiaries and subsidiary undertakings may not, without the prior sanction of an ordinary resolution, exceed its cash resources and an amount equal to three times the aggregate of the Company’s paid up capital and the total revenue and capital reserves of the Baltimore Technologies Group, subject to certain adjustments.

Power to Vote when materially interested

Subject to the provision of the UK Companies Act 1985, Directors may be interested in arrangements entered into by the Company provided that their interest is disclosed to the Board. However, a Director may not vote or count towards the quorum on any resolution concerning matters in which, to his knowledge, he has a material interest (other than by virtue of his interest in securities of the Company), unless that interest arises only because the resolution relates to one or more of the following:

•	a contract, transaction, arrangement or proposal by a Director to underwrite or sub-underwrite any issue of shares, debentures or securities of the company or any of its subsidiaries or subsidiary undertakings;

•	a guarantee, security or indemnity given to any Director in respect of:

–	money lent by him to, or an obligation incurred by him or by any other person at the request of, or for the benefit of, the Company or any of its subsidiaries or subsidiary undertakings; or

–	a debt or obligation of the Company or any of its subsidiaries or subsidiary undertakings for which the Director has assumed responsibility under a guarantee or indemnity or by giving or agreeing to give security; or

Baltimore Technologies

Shareholder Information

–	any proposal concerning the adoption, modification, operation, suspension or cancellation of a pension, superannuation or similar scheme or retirement, death or disability benefits scheme or employees’ share scheme under which the Director may benefit and which has been approved by or is subject to and conditional upon approval by the Board of the Inland Revenue;

•	a contract, transaction, arrangement or proposal concerning any other company in which the Director and any connected persons hold an interest, provided that to his knowledge neither he nor such persons is or are the holder or holders of or beneficially interested in one per cent or more of the issued equity share capital of that company nor entitled to exercise one per cent or more of the voting rights available to members of such company;

•	an arrangement for the benefit of employees of the Company or any of its subsidiaries or subsidiary undertakings under which the Director benefits in a similar manner to such employees which does not award the Director any privilege or advantage not generally accorded to the employees to whom the arrangement relates; and

•	the purchase or maintenance of insurance cover for the Directors in accordance with the Articles of Association of the Company.

Dividend Rights

The Company can only pay a dividend or any other distribution to shareholders out of profits available for the purpose as determined in accordance with the UK Companies Act 1985. Distributions must be made by reference to the Company’s latest annual audited accounts. However, if those accounts do not show sufficient profits available for distribution, the Board of Directors can, nevertheless, determine to pay an interim dividend being a dividend paid by reference to interim accounts. For these purposes interim accounts means accounts which, although not audited are “properly prepared” within the meaning of the UK Companies Act 1985 and filed with the Registrar of Companies.

Subject to the rights attached to preference shares, if any, holders of fully-paid ordinary shares are entitled to receive such dividends as may be recommended by the Board of Directors and that the Company has declared by ordinary resolution of its shareholders. The Company may, by ordinary resolution of its shareholders, declare a smaller dividend than the Board of Directors recommends and may pay such interim dividends as the Board of Directors may decide, without any declaration by ordinary resolution.

The Company or its Board of Directors may fix a date as the record date by reference to which a dividend on the ordinary shares will be paid, whether or not it is before the date on which the declaration is made. Any dividend on the ordinary shares unclaimed for a period of 12 years from date of payment shall be forfeited and shall revert to the Company. No dividend on an ordinary share will bear interest unless otherwise provided in the rights of the share.

Rights in Liquidation

Subject to the rights attached to any shares that the Company may issue on special terms and conditions, upon liquidation or winding up, after all debts and liabilities and the expenses of the liquidation have been discharged, and after any payment due to holders of the preference shares, if any, has been made, any surplus assets will be divided among the holders of the shares in proportion to their holdings after deducting any amounts remaining unpaid in respect of such shares.

Variation of Rights

The rights attached to ordinary shares may be varied with the consent in writing of the holders of not less than three quarters in nominal value of the issued ordinary shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the ordinary shares of that class.

Voting Rights and Shareholders Meetings

Under English Law, there are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. An annual general meeting must be held at least once in each calendar year and not later than 15 months from the previous annual general meeting. At the annual general meeting matters such as the election of Directors, appointment of auditors, fixing of Directors’ remuneration, receipt of the annual accounts and the Directors’ report and declaration of dividends are dealt with. Any other general meeting is known as an extraordinary general meeting.

Baltimore Technologies

Shareholder Information

The Directors may convene an extraordinary general meeting and must convene one if demanded by holders of not less than 10% of the paid-up voting shares. An annual general meeting and an extraordinary general meeting called to pass a special resolution must be called upon with at least 21 clear days’ notice specifying the place, day and time of the meeting and the general nature of the business to be transacted. An extraordinary general meeting at which no special resolution is to be proposed must be called upon with at least 14 clear days’ notice. No business may be transacted at any general meeting unless a quorum of two persons entitled to vote on the business to be transacted is present in person or by proxy.

Subject to the restrictions referred to in the following paragraph, at a meeting of the shareholders, every holder of ordinary shares who, being an individual is present in person, or being a corporation is present by a representative, or proxy not being himself a member, shall have one vote on a show of hands. On a poll, which can be demanded by the chairman of the meeting, by not less than five shareholders present in person or by proxy and having the right to vote at the meeting, by a holder or holders of ordinary shares or by proxy conferring a right to attend and vote at the meeting on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all ordinary shares conferring that right, every holder of ordinary shares present in person or by proxy shall have one vote for every ordinary share held.

A holder of ordinary shares shall not be entitled, save as a proxy for another member, to be present or vote at any general meeting

•	in respect of any ordinary shares held by him in relation to which he or any other person appearing to be interested in those ordinary shares has been served with a notice under Section 212 of the UK Companies Act 1985 requiring him to provide information in accordance with that section and containing a statement that upon failure to supply such information before the expiration period specified in the notice, which may not be less than 28 days, the registered holder of the ordinary share is not entitled to vote in respect of those ordinary shares and the person on whom such notice was served fails to supply the information within the specified period; or

•	unless all amounts presently payable by him in respect of such ordinary shares have been paid.

Notification of Interest in Shares

Section 198 of the UK Companies Act 1985 requires any person, subject to exceptions, who acquires an interest of 3% or more or, in the case of certain interests, 10% or more of the Company’s issued voting shares to notify the Company of his interest within two business days following the day on which the obligation to notify arises. After the 3% or 10% as the case may be, level is exceeded, similar notification must be made in respect of the percentage figure increase or decrease, rounded down to the next whole number.

Redemption of the Company’s Shares

Subject to the provisions of the Statutes and the rights conferred on the holders of any other shares and any necessary amendment to the Articles, any share may be issued on the terms that it is, or at the option of the Company, or the holder thereof is to be liable, to be redeemed.

Shareholders: Percentage analysis at 31 December 2002 of issued share capital†

By size of account Number of shares	2002	2001

1-250	5.6	0.2
251-500	4.1	0.6
501-1,000	4.9	1.9
1,001-5,000	0.6	7.9
5,001-10,000	3.5	4.8
10,001-50,000	7.7	8.4
50,001-1,000,000	36.8	18.2
Over 1,000,000	27.8	58.0

Issued share capital	100.0	100.0

At 31 December 2002, Baltimore Technologies plc had 48,036 registered holders of 53,514,288 ordinary shares of 1.0p each.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Shareholder Information

In addition, there were 93 holders of American Depositary Receipts representing 3.11% of the issued share capital.

Effective 3 February 2003, every 5 ADRs are the equivalent of one ordinary share. At 31 December 2002, the ADR ratio was 1 ADR to 2 ordinary shares. The ADRs, are issued by JPMorgan Chase Bank.

Nature of Trading Market†

Ordinary Shares

The Company’s shares have been listed on the London Stock Exchange Official List since 31 July 1998. Prior to 27 July 1998, its shares were traded on the London Stock Exchange’s Alternative Investment Market. From 27 July 1998 through 14 May 1999, the Company’s shares traded under the symbol “ZGO”. From and after 17 May 1999 the Company’s shares have traded under the symbol “BLM”.

The following tables shows, for the periods indicated, the high and low closing prices per share of Baltimore Technologies plc as reported on the London Stock Exchange’s Alternative Investment Market or Official List as the case may be.

	Quarter High	Quarter Low

	£	£

2002
Fourth Quarter	0.60	0.35
Third Quarter	0.75	0.425
Second Quarter	1.00	0.60
First Quarter	1.80	0.625
2001
Fourth Quarter	2.275	1.35
Third Quarter	6.70	1.65
Second Quarter	9.20	6.325
First Quarter	42.70	8.725

	Annual High	Annual Low

2000	137.50	29.00
1999	51.20	4.70
1998	4.80	1.60

Source: Bloomberg L.P.
Number of record holders of Ordinary Shares as of 1 January 2003 in the USA	40
Total	2,777

	High	Low

	£	£

February 2003	0.31	0.25
January 2003	0.44	0.29
December 2002	0.55	0.30
November 2002	0.55	0.475
October 2002	0.592	0.35
September 2002

As of 7 April 2003, there were 41 registered holders of Ordinary Shares in the US, and 67 registered holders of American Depositary Receipts. Together these US holders held 1,655,534 Ordinary Shares, or approximately 3.09% of the Company’s total issued and outstanding shares at that date.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Shareholder Information

American Depositary Shares†

American Depositary Shares (each representing 2 Ordinary Shares) evidenced by American Depositary Receipts issued by JP Morgan Service Center, as depositary, were listed on the Nasdaq National Market from 3 November 1999 to 30 September 2001. They are currently quoted on the Over-the-Counter Bulletin Board under the symbol BALTY.

On 16 December 2002 the shareholders of the Company approved a one-for ten- share consolidation of the Ordinary Shares.

With effect from 3 February 2003, the ADR ratio changed from one (1) ADR to two (2) Ordinary Shares to a new ratio of five (5) ADRs to one (1) Ordinary Share.

Of the registered ADR holders, 67 have addresses in the US. ADR holders collectively held 8,384,272 ADRs, or approximately 3.11% of the issued and outstanding shares as of such date. The following table sets forth, for the quarters indicated, the reported high and low sale prices of American Depositary Shares:

	Quarter High	Quarter Low

	US $	US $

2002
Fourth Quarter	1.00	0.05
Third Quarter	0.25	0.05
Second Quarter	0.35	0.05
First Quarter	0.55	0.15
2001
Fourth Quarter	5.50	3.50
Third Quarter	12.00	4.80
Second Quarter	29.70	8.90
First Quarter	126.875	25.469

	Annual High	Annual Low

2000	438.00	87.50
1999 (from November 1999)	178.00	64.00

Source: Bloomberg L.P. and Dow Jones (ADR Quotations)
Number of record holders of American Depositary Receipts as of 7 April 2003 :
In the USA	67
Total	97

Month	High	Low

	US$	US$

February 2003	0.75	0.04
January 2003	0.95	0.09
December 2002	1.00	0.05
November 2002	0.18	0.05
October 2002	0.17	0.05
September 2002	0.16	0.07

Control of registrant†

(a)	So far as the Company is aware, it is neither directly nor indirectly owned nor controlled by one or more natural or legal persons or by any government.

(i)	As of 7 April 2003 no person known to the Company owned more than 10% of any class of the Company’s voting securities.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Shareholder Information

(ii)	As of 7 April 2003 the total amount of the Company’s voting securities owned by Directors and Officers of the Company was:

	Amount owned (1p shares)	Percent of class

Title of class
Ordinary shares	930,907	1.74%

(b)	The Company does not know of any arrangements the operation of which might result in a change in the control of the Company.

Substantial Shareholdings†

As at 7 April 2003 (being the latest practical date prior to publication) no-one had disclosed an interest in the issued Ordinary Share Capital of the Company in accordance with the requirements of Sections 198-208 and 211 of the Companies Act 1985:

No person holds a notifiable interest in shares, comprising 3% or more of the issued Ordinary Share Capital of the Company, appearing in the register of interest in shares maintained under the provisions of Section 211 of the UK Companies Act 1985. None of those listed as Substantial Shareholders in the Company have voting rights which are different from those of any other holder of ordinary shares or ADRs.

During the past three years, the following held a substantial shareholding of 3% or more in the Company:

Name	2002	2001	2000

Mourant & Co Trustees Ltd (Employee Benefit Trust)	7.26%	3.11%	3.12%
Capital Group Inc.	Nil	Nil	9.10%
Directors and Executive Officers	1.66%	2.18%	3.15%

Options to purchase securities from registrant or subsidiaries

(a)	As of 7 April 2003 options outstanding to subscribe for Ordinary Shares of 1.0p the Company were:

	Subscription price	Normal expiry date

Number of shares
6,849,612	0.1p – 959.70p	1997 – 2012

The weighted average subscription price of options outstanding at 7 April 2003 was £0.56.

(b)	Included in paragraph (a) are options granted to Directors and Officers of the Company as follows:

	Subscription price	Normal expiry date

Number of shares
580,624	Nil	16.12.12

(c)	Included in paragraph (b) are options granted to individually named Directors. Details of these option holdings as at 31 December 2002 are shown in the Directors’ Report.

No Director exercised any options between 31 December 2002 and 7 April 2003.

†	On 12 May 2000 the Company’s ordinary shares wre split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 december 2002 and implemented with effect from 18 december 2002. All share and per share information shas been restated to give effect to this consolidation.

Baltimore Technologies

Shareholder Information

Registrar and Transfer Office	Depositary for ADRs
Capita Registrars	JP Morgan Service Centre
The Registry	JP Morgan Chase Bank
34 Beckenham Road	PO Box 43013
Beckenham	Providence
Kent BR3 4TU	RI 02940-3013
England	USA

Results†

Unaudited trading results of Baltimore Technologies plc in respect of the first six months of 2003 are currently expected to be published in August 2003.

Taxation for US residents

The following summary of the principal UK tax and US federal income tax consequences of ownership of Ordinary Shares or ADRs is based in part on representations appearing in the prospectus and assumes that each obligation in the deposit agreement among the Company, the Depositary and the holders from time to time of ADRs and any related agreement will be performed in accordance with its terms. This summary is based on the tax law as in effect currently, which may change, possibly with retroactive effect. This summary is for general information only and does not purport to address all aspects of UK tax or US federal income tax, and does not take into account consequences to holders subject to special rules. The US Treasury has expressed concerns that parties to whom ADRs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of ADRs. Accordingly, that analysis of the creditability of UK taxes described below could be affected by future actions that may be taken by the Treasury.

Taxation of dividends

A UK resident individual shareholder will generally be entitled to a tax credit in respect of any dividend received, equal to one-ninth of the cash dividend or 10% of the aggregate of the cash dividend and the associated tax credit.

The governments of the United States and the United Kingdom signed a new income tax 2001 which came into force on March 31 2003. Subject to certain transition rules the provisions of the convention will apply:

I.	in both countries in respect of taxes withheld at source, from 1 May 2003;

II.	in the United Kingdom, from 1 April 2003 for corporation tax, from 6 April 2003 for income tax and capital gains tax and from 1 January 2004 for petroleum revenue tax; and

III.	in the USA in respect of taxes not withheld at source, from 1 January 2004.

Under the new income tax convention, the United Kingdom may impose withholding tax (at a rate not to exceed 15%) on dividends paid by a UK corporation to US holders owning less than 10% of the voting equity of such corporation. However, no withholding is currently imposed under the tax laws of the United Kingdom.

For US federal income tax purposes, the sum of the dividend paid and associated tax credit is includible in gross income by US resident shareholders and, for foreign tax credit limitation purposes, is foreign source income, treated separately, together with other items of "passive income" (or, in the case of certain holders, "financial services income"). The 15% deduction is treated as a foreign income tax which may, subject to certain limitations and restrictions, be eligible for credit against a US holder’s US federal income tax liability (or deductible by such holder in computing its taxable income). No dividends received deduction is allowed to US corporate shareholders with respect to dividends paid by the Company.

Taxation on capital gains

Under the Income Tax Convention, each contracting State may in general tax capital gains in accordance with the provisions of its domestic law. Under present UK law, individuals who are neither resident nor ordinarily resident in the UK, and companies which are not resident in the UK will not be liable to UK tax on capital gains made on the disposal of their Ordinary Shares or ADRs, unless such Ordinary Shares or ADRs are held in connection with a trade, profession or vocation carried on in the UK through a branch or agency.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Shareholder Information

For US federal income tax purposes, upon the sale or exchange of Ordinary Shares or ADRs, a US holder will generally recognise a gain or loss in an amount equal to the difference between the amount realised upon such sale or exchange and the adjusted tax basis. Assuming the Ordinary Shares or ADRs are held as capital assets, such gain or loss will be capital gain or loss and generally be treated as US source.

Passive foreign investment company Rules

Notwithstanding the foregoing, if the Company is a passive foreign investment company, special rules will apply regarding distributions from the Company and any gain realised upon the sale or other disposition of Ordinary Shares or ADRs. A non-US corporation is a passive foreign investment company (a "PFIC") in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. It is possible that the Company is currently a PFIC or, even if it is not currently a PFIC, it may become a PFIC in the future. If the Company is a PFIC, for any taxable year in which a US investor holds ADSs or Ordinary Shares, the investor would be subject to special rules with respect to:

•	any gain realized on the sale or other disposition of ADSs or Ordinary Shares; and

•	any "excess distribution" made to that investor (generally, any distributions to the investor in respect of ADSs or Ordinary Shares during a single taxable year that are greater than 125% of the average annual distributions received by the investor in respect of ADSs or Ordinary Shared during the three preceding taxable years or, if shorter, the investor’s holding period for the ADSs or Ordinary Shares).

The rules governing passive foreign investment companies are very complex. Prospective US investors are urged to consult their advisors regarding the potential application of such rules to their investment.

United Kingdom inheritance tax

Under the current Double Taxation (Estates) Convention (the "Estate Tax Convention") between the United States of America and the United Kingdom, Ordinary Shares or ADRs held by an individual shareholder who is domiciled for the purposes of Estate Tax Convention in the USA, and is not for the purposes of the Estate Tax Convention a national of the UK, will generally not be subject to the UK inheritance tax on the individual’s death or on a chargeable gift of the Ordinary Shares or ADRs during the individual’s lifetime provided that any applicable US federal gift or estate tax liability is paid, unless the Ordinary Shares or ADRs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the ADRs or Ordinary Shares have been placed in trust by a settlor who, at the time of settlement, was a US resident shareholder, the ADRs or Ordinary Shares will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the USA and was a UK national. In the exceptional case where the Ordinary Shares or ADRs are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

Exchange controls and other limitations affecting security holders

There are currently no UK foreign exchange control restrictions on the conduct of our operations or affecting the remittance of dividends. Any dividends we pay to holders of the shares or ADSs may be subject to UK or other taxation. However, a 1.5% stamp duty reserve tax is payable upon the deposit of ordinary shares in connection with the creation of but not subsequent dealing with ADRs. This is in lieu of the normal 0.5% stamp duty on all purchases of ordinary shares. There are no restrictions under our Memorandum and Articles of Association or under English Law that limit the right of non-resident or foreign holders to hold or vote our shares.

The following tables set forth, for the periods indicated, period-end, average, high and low exchange rates between the British pound and the US dollar, based on the Noon Buying Rate (expressed in US dollars per British pound). The average rates for each period reflect the Average Noon Buying Rates on the last business day of each month during the relevant period. These rates are provided solely for the convenience of the reader and are not the exchange rates used by us in the preparation of our consolidated financial statements included in this prospectus.

Baltimore Technologies

Shareholder Information

	High	Low	Average Rate	End of Period

	(US dollar per British pound)
2002	1.6099	1.4150	1.5031	1.6099
2001	1.5090	1.3727	1.4401	1.4554
2000	1.6578	1.3945	1.5125	1.4955
1999	1.6765	1.5515	1.6146	1.6150
1998	1.7222	1.6114	1.6573	1.6628

The following table sets forth average high and low exchange rates between the British pound and US dollar, during each month over the six month period immediately prior to publication of this document

	High	Low

February 2003	1.6580	1.5698
January 2003	1.6562	1.5904
December 2002	1.6070	1.5447
November 2002	1.5974	1.5409
October 2002	1.5770	1.5409
September 2002	1.5735	1.5280

The Noon Buying Rate on 7 April 2003 was US$1.573 = £1

Fluctuations in the exchange rate between British pounds and US dollars will affect the US dollar equivalent of the British pound denominated prices of our shares and, as a result, will affect the market prices of the ADSs in the USA.

Certain Relationships and Related Transactions†

Security Domain Acquisition

The Company acquired Security Domain on 31 March 1998. Matthew Bowcock, a former officer of Baltimore Technologies who resigned on 26 April 2000, was a Director and shareholder of Security Domain. In connection with the acquisition, Matthew Bowcock and members of his family sold 93,000 shares of Security Domain in exchange for 7,628,950 of the Company’s shares. Neither Matthew Bowcock nor any member of his family held any office or any ordinary shares in the Company prior to the completion of the Security Domain acquisition.

Baltimore (Ireland) Acquisition

The Company acquired Baltimore (Ireland) on 11 January 1999. Francis Rooney was a shareholder and Chief Executive Officer of Baltimore (Ireland). In connection with the acquisition, Francis Rooney and members of his family exchanged 907,330 ordinary shares of Baltimore (Ireland) for 10,722,230 ordinary shares of the Company, redeemable loan notes with a nominal value of £178,809 and convertible loan notes convertible into 682,860 shares. Neither Francis Rooney nor any members of his family held any office or any shares in the Company prior to the completion of the acquisition. Francis Rooney was Chief Executive Officer and a Director of the Company from 10 January 1999 until his resignation on 9 July 2001.

Content Technologies Holdings Limited

The Company acquired Content Technologies Holdings Limited (“Content”) on 25 October 2000. David Guyatt, was a shareholder and Chief Executive Officer of Content. In connection with the acquisition David Guyatt and his family exchanged 376,000 ordinary shares; 330,310 “B” ordinary shares and 1,928,500 “C” ordinary shares of Content for 7,999,102 of the Company’s ordinary shares and convertible loan notes convertible into 691,090 ordinary shares. Neither David Guyatt nor any member of his family held any office or any shares in the Company prior to the completion of the acquisition. David Guyatt was an Executive Officer of the Company from October 2000 until his resignation in May 2001. On July 12, he was appointed non-Executive Director of the Company.

Following the sale to Clearswift Corporation of the Content business, Mr Guyatt was appointed as a non-Executive Director of Clearswift Corporation, and the Company holds an 11% shareholding in Clearswift.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation

Baltimore Technologies

Shareholder Information

DespatchBox Limited

Mr. Khezri was a founding member of DespatchBox Limited and resigned as a director on 4 December 2001 and has not taken part in its management since that date. DespatchBox Limited is a relatively small supplier of software to the Trusted Business Suite of Solutions and Mr. Khezri has not had any direct involvement with the supply arrangement.

Mr. Khezri holds 6,487 shares in DespatchBox which is 5.3% of DespatchBox’s fully diluted share capital.

Material Contracts

Other than the contracts that we have disclosed below, neither the Company nor any of its subsidiaries has entered into any material contracts in the two years immediately preceding the date of this document otherwise than in the ordinary course of business. Other than the contracts disclosed below, neither the Company nor any of its subsidiaries has entered into any contracts, other than in the ordinary course of business, that contain any provisions under which the Company or its subsidiaries has any outstanding obligation or entitlement which is material to the Group as at the date of this document.

(a)	By an agreement dated 11th March 2001 made between the Company and Williams Security Ltd the Company agreed to acquire the entire share capital of Chubb Information Security Limited. The consideration for the acquisition was £3,300,000.

(b)	By agreement dated 12 January 2002 made between the Company, Baltimore Technologies Japan Company Ltd (“BTJ”), and CGI Company Ltd, the Company agreed to sell 11,000 of BTJ’s common stock to CGI for Yen 900 million (£4.73 million), reducing the Company’s holding in BTJ from 62% to 19%.

(c)	By an agreement dated 24 January 2002 made between the Company and Clearswift Corporation, the Company agreed to sell to Clearswift Corporation the entire issued share capital of Content Technologies Holdings Limited, and Baltimore Technologies (UK) Limited (“BUK”) agreed to sell as a going concern all of the UK business of Content Technologies, including the Content Technologies business in the United States of America, Australia and Germany. The total consideration was for £20.5 million, comprising £12 million in cash, the issue of £2.5 million Clearswift Loan Notes and the issue of 2,222,222 Series “C” Shares in Clearswift Corporation to BUK.

(d)	By an agreement dated 2 May 2002 between the Company and SecureNet Limited, the Company agreed to sell to SecureNet all of the operations of Baltimore Technologies Pty Limited, the Company’s Australian subsidiary. The total consideration was £2.1 million (Aus $ 5.7 million) of which £1.6 million (Aus $ 4.2 million) was received in cash. The balance of the consideration is payable in cash contingent on the conclusion of contractual negotiations on outstanding new customer contracts.

(e)	By an agreement dated 19 September 2002 between the Company and AEP Systems International Limited, the Company agreed to sell its hardware operations based in the UK, for a total consideration of £4.0 million, of which £2.7 million was received in cash. The balance of the consideration, which is payable in cash, is contingent on AEP achieving certain levels of sales from now until 31 December 2004.

Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, the Company has investments in certain unconsolidated entities. As the Company does not control or manage these entities, its disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those it maintains with respect to its consolidated subsidiaries.

Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on the foregoing, the Company’s Chief Executive and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective.

Baltimore Technologies

Shareholder Information

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation.

Litigation

Neither the Company nor any of its subsidiaries is, or has been, engaged in any legal or arbitration proceedings either by or against such company which may have, or have had, during the twelve months immediately preceding the date of this document, a significant effect on the Baltimore Technologies Group’s financial position not, so far as the Directors are aware, are any such proceedings pending or threatened by or against the Company or any of its subsidiaries.

Dividends

The Company has never declared or paid any dividends on its shares or ADSs. The Company does not anticipate paying any cash dividends on its shares or ADSs in the foreseeable future. The Company currently intends to retain future earnings, if any, to finance operations and the development of its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will depend on financial conditions, results of operations, capital requirements and other factors that the Board of Directors decides are relevant.

Documents on Display

The Company is subject to the information requirements of the US Securities and Exchange Act of 1934. In accordance with these requirements, the Company files its Annual Report and other information with the SEC. These documents may be inspected and copied at the SEC’s public reference rooms, which are located at Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549. Information on the operation of the public reference rooms can be obtained by calling the SEC on 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at the same address. In addtiion, the SEC maintains a web site that contains reports and other information filed by the Company and other issuers. The address of that site is http://www.sec.gov.

Electronic Communications

The UK Companies Act 1985 (Electronic Communications) Order 2000 came into force on 22 December 2000 and removed any legal obstacles in the UK Companies Act 1985 for companies communicating with their shareholders electronically.

The Company has now put in place arrangements so that shareholders can:

•	Register/change e-mail address

•	Receive annual reports, accounts and other information;

•	Appoint proxies and give voting instructions on-line;

•	Access personal shareholding details and obtain general shareholder information and share registration forms on-line.

If shareholders wish to receive communications via the Internet in this way, by logging onto Baltimore’s website, shareholders can register their email address on their account and complete proxy forms on-line.

To access the Baltimore share register visit www.baltimore.com/investors/shareholders.

Shareholders will need to enter their surname, investor code and UK postcode.

If shareholders do not register an email address, all future shareholder communications will continue to be despatched in paper form through the post as before. As always, proxy forms can still be sent to the Company’s Registrars by post. It will be possible for shareholders to register for electronic communications, or change their instruction or request a paper copy of any shareholder communication at any time.

Baltimore Technologies

Shareholder Information

Definitions

In this document the following words and expressions shall, unless the context otherwise requires have the following meaning:

ADR	American Depositary Receipt evidencing title to an ADS

ADS	American Depositary Share every five (5) ADSs representing one underlying Ordinary Shares

Depositary	Morgan Guaranty Trust Company of New York, as depositary under the deposit Agreement pursuant to which the ADRs are issued

Directors	The Directors of the Company

The Company	Baltimore Technologies plc

Ordinary Shares	Ordinary shares of 1p each in the capital of the Company

OTCBB	Over-the-Counter Bulletin Board

LSE	London Stock Exchange Limited

NASDAQ	National Association of Securities Dealers Automated Quotation

Pound Sterling, £, pence or p	References to UK currency

UK or United Kingdom	United Kingdom of Great Britain and Northern Ireland

US Dollar, US$ or $	References to US currency

US or USA	United States of America

Figures in parentheses in tables and financial statements are used to represent negative numbers.

Baltimore Technologies

Cross Reference to Form 20-F

Part I			Page

Item 1 Identity of Directors, Senior Management and Advisors
	Not applicable		–

Item 2 Offer Statistics and Expected Timetable
	Not applicable		–

Item 3 Key
A.	Selected Financial Data
	A.1	Group Financial Record	111
	A.2	Group Financial Record	111
		Directors’ Report	34
		Shareholder Information – Dividends	124
	A.3	Shareholder Information – Exchange controls and other limitations affecting security holders	121
B.	Capitalisation and Indebtedness
	Not applicable		–
C.	Reasons for the Offer and Use of Proceeds
	Not applicable		–
D	Risk Factors
	Financial Review – Factors that may affect the Company’s business		28

Item 4 Information on the Company
A.	History and Development
	A.1	Shareholder Information – Incorporation	114
	A.2	Shareholder Information – Incorporation	114
	A.3	Shareholder Information – Incorporation	114
		Shareholder Information – Registered Office and Directors’ Business Addresses	114
	A.4	Financial Review – Overview	8
		Shareholder Information – Incorporation	114
	A.5	Taken as a whole, the Group’s business is not materially affected by capital expenditure	–
	A.6	Taken as a whole, the Group’s business is not materially affected by capital expenditure currently in process.	–
	A.7	Not applicable	–
B.	Business Overview
	B.1	Chief Executive’s Report and Review of Operations	4
		Financial Review—Overview	8
		Financial Review – Overview – Revenue	9
	B.2	Financial Statement – Notes relating to the Financial Statements – Note 2 – Segmental Information	63
		Financial Review – Overview – Sales and Marketing	10
	B.3	Taken as a whole, the Group’s business is not materially affected by seasonality	–
	B.4	Raw materials are not a significant part of our business	–
	B.5	Financial Review – Overview – Sales and Marketing	10
	B.6	Financial Review – Overview – Patents and Proprietary Rights	11
		Financial Review – Overview – Contracts	11
	B.7	Not Applicable	–
	B.8	Financial Review – Overview – Regulatory and other Government Requirements	12
C.	Organisational Structure
	Financial Statements – Notes relating to the Financial Statements – Note 12 – Fixed Asset Investments–Subsidiary Undertakings		82
D.	Property, Plant and Equipment
	Financial Review – Overview – Property		11
	Financial Statements – Notes relating to the Financial Statements – Note 11 – Tangible Fixed Assets		79
	Financial Statements – Notes relating to the Financial Statements – Note 24 – Commitments		96
	Taken as a whole, the Group’s business is not materially affected by productive capacity or environmental issues.		–

Baltimore Technologies

Cross Reference to Form 20-F

Item 5 Operating and Financial Review and Prospects
A.	Operating Results
	A.1	Financial Review	8
	A.2	Financial Review – Inflation	26
	A.3	Financial Review – Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange	26
		Financial Statements – Notes relating to the Financial Statements – Note 26 – Financial Instruments	99
	A.4	Taken as a whole, the Group’s business is not materially affected by any governmental, economic, fiscal, Monetary or political policies or factors	–
B.	Liquidity and Capital Resources
	B.1	Financial Review – Liquidity and Capital Resources	25
		Directors’ Report – Going Concern	40
	B.2	Financial Review – Liquidity and Capital Resources	25
		Financial Statements – Notes relating to the Financial Statements – Note 16 – Creditors (including convertible debt): amounts falling due within one year	86
		Financial Statements – Notes relating to the Financial Statements – Note 17 – Creditors (including convertible debt): amounts falling due after more than one year	87
		Financial Statements – Notes relating to the Financial Statements – Note 26 – Financial Instruments	99
	B.3	Taken as a whole, the Group’s business is not materially affected by commitments for capital expenditures as of the end of the financial year.	–
C.	Research and Development, Patents and Licenses, etc
	Financial Review – Research and Development		26
D.	Trend Information
	Chief Executive’s Report and Review of Operations		4
	Business Review		6
	Financial Review – Overview		8

Item 6 Directors, Senior Management and Employees
A.	Directors and Senior Management
	A.1	Board of Directors and Officers of the Company	36
	A.2	Board of Directors and Officers of the Company	36
	A.3	Board of Directors and Officers of the Company	36
	A.4	None	–
	A.5	None	–
B.	Compensation
	Directors’ Remuneration Report		47
	Financial Statements – Notes relating to the Financial Statements – Note 5 – Directors and Executive Officers		71
	Financial Statements – Notes relating to the Financial Statements – Note 22 – Share Options		92
C.	Board Practices
	C.1	Board of Directors and Officers of the Company	36
	C.2	Directors’ Remuneration Report	47
	C.3	Corporate Governance	43
D.	Employees
	Financial Statements – Notes relating to the Financial Statements – Note 6 Employees		72
E.	Share Ownership
	Directors’ Report		38
	Financial Statements – Notes relating to the Financial Statements – Note 22 – Share Options		92

Item 7 Major Shareholders and Related Party Transactions
A.	Major Shareholders
	A.1	Shareholder Information – Substantial Shareholdings	119
	A.2	Shareholder Information – Nature of Trading Market	117
	A.3	Shareholder Information – Control of Registrant	118
	A.4	Shareholder Information – Control of Registrant	118
B.	Related Party Transactions
	Shareholder Information – Certain Relationships and Related Transactions		122
C.	Interests of Experts and Counsel
	Not applicable		–

Baltimore Technologies

Cross Reference to Form 20-F

Item 8 Financial Information
A.	Consolidated Statements and Other Financial Information
	A.1	Financial Statements	49
	A.2	Financial Statements	49
	A.3	Financial Statements	49
	A.4	Financial Statements	49
	A.5	Not applicable	–
	A.6	Financial Statements – Notes relating to the Financial Statements – Note 2 – Segmental Information (iv)	64
	A.7	Shareholder Information – Litigation	124
	A.8	Shareholder Information – Dividends	124

Item 9 The Offer and Listing
A.4	Market Price Information
	Shareholder Information – Nature of Trading Market		117
C.	Markets on Which our Ordinary Shares Trade
	Shareholder Information – Nature of Trading Market		117

Item 10 Additional Information
A.	Share Capital
	Not applicable		–
B.	Memorandum and Articles of Association
	Shareholder Information – Incorporation		114
	Shareholder Information – Memorandum and Articles of Association		114
C.	Material Contracts
	Shareholder Information – Material Contracts		123
D.	Exchange Controls
	Shareholder Information – Exchange controls and other limitations affecting security holders		121
E.	Taxation
	Shareholder Information – Taxation for US Residents		120
H.	Documents on Display
	None		–
I.	Subsidiary Information
	Not applicable		–

Item 11 Quantitative and Qualitative Disclosures about Market Risk
Financial Review – Quantitative and Qualitative Disclosures about Market Risks			26

Item 12 Description of Securities other than Equity Securities
	Not applicable		–

Part II

Item 13 Defaults, Dividend Arrearages and Delinquencies
	None		–

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds
A.	None		–
B.	None		–
C	None		–
D.	None		–
E.	Not applicable		–

Item 15 Controls and Procedures
Shareholder Information – Controls and Procedures			123

Item 16 [Reserved]

Baltimore Technologies

Cross Reference to Form 20-F

Part III

Item 17 Financial Statements
Not applicable	–

Item 18 Financial Statements
Financial Statements	49

Item 19 Exhibits.

See Exhibit Index for a list of documents attached as exhibits.

The information in this document that is referenced above is included in the Annual Report on Form 20-F for 2002 (2002 Form 20-F) and is filed with the Securities and Exchange Commission (SEC). The 2002 Form 20-F is the only document intended to be incorporated by reference into any filings by Baltimore Technologies under the Securities Act of 1933, as amended. References above to subheadings include only the information contained under such subheadings. Tabular data in the margins and graphs are not included unless specifically identified above. The 2002 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed upon the accuracy or adequacy of the 2002 Form 20-F. The 2002 Form 20-F filed with the SEC may contain modified information and may be updated from time to time.

Baltimore Technologies

Glossary of Terms

Terms used in Annual Report and Form 20-F	US Equivalent or brief description

Accruals	Accrued expenses
Allotted	Issued
Bank overdrafts	Payable to banks
Called-up share capital	Issued share capital
Capital allowances	Tax term equivalent to US tax depreciation allowances
Creditors	Liabilities/payables
Creditors (including convertible debt): amounts falling
due within one year	Long-term debt due within one year
Debtors	Receivables and prepaid expenses
Earnings	Net income
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Interest receivable	Interest income
Interest payable	Interest expense
Loans	Long-term debt due within one year
Prepayments	Prepaid expenses
Profit	Income
Profit and loss account	Income statement/consolidated statement of income
Reserves	Shareholders’ equity
Revenues	Sales
Share premium account	Premiums paid in excess of par value of ordinary shares.
Non distributable reserves
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment

Baltimore Technologies

Notice of Annual General Meeting

Notice is hereby given that the 2003 Annual General Meeting of the Company will be held at JPMorgan, 10 Aldermanbury, London EC2V 7RF on 22 May 2003 at 12.00 midday for the following purposes:

A.	To receive the financial statements for the year ended 31 December 2002 and the reports of the Directors and Auditors on those statements.

B.	To re-appoint KPMG Audit Plc as Auditors of the Company and to authorise the Directors to determine their remuneration.

C.	To approve the Remuneration Report.

D.	To consider and if thought fit, to pass the resolutions listed below.

Ordinary Resolutions

Re-appointment of Directors

1.	To re-appoint Mr John Patrick Cunningham who will resign pursuant to the Articles of Association of the Company as a Director of the Company.

2.	To re-appoint Mr George Wayne Powlick who will resign pursuant to the Articles of Association of the Company as a Director of the Company.

3.	That, in substitution for any such existing authority and for the purposes of Section 80 of the UK Companies Act 1985 (the “Act”) the Directors be and they are generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities up to a maximum nominal amount of £178,363 at any time or times provided that such authority shall expire on 22 May 2008 but may be previously revoked or varied by the Company in general meeting for a further period not exceeding five years. The Company may make any offer or agreement before the expiry of this authority that would or might require the relevant securities to be allotted after this authority has expired and the directors may allot relevant securities pursuant to such offer or agreement. Any references in this resolution to “relevant securities” shall be construed in accordance with the provisions of Section 80 of the Act.

Special Resolutions

4.	That, in substitution for any such existing power, the Directors be and they are hereby empowered in accordance with the provisions of Section 95(1) of the Act to make allotments of equity securities for cash, pursuant to the general authority conferred upon them by resolution 3 above, as if Section 89 of the Act did not apply thereto, provided that such power shall:

(a)	be limited:

(i)	to the allotment of equity securities in connection with a rights issue or open offer in favour of holders of ordinary shares in the capital of the Company where the equity securities respectively attributable to the interests of the holders of ordinary shares are proportionate to the respective amounts of ordinary shares then held by them, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlement or legal or practical problems under the laws of, or the requirements of, any regulator or stock exchange authority in any jurisdiction; and

(ii)	to the allotment (otherwise than pursuant to subparagraph (i) above) of equity securities up to a maximum nominal amount of £26,757; and

(b)	expire on 22 May 2008 except to the extent that the same is renewed or extended at or prior to such meeting.

Any references in this resolution to “equity securities” shall be construed in accordance with the provisions of Section 94 of the Act.

5.	That the Directors be authorised to exercise all the powers of the Company to allot ordinary shares up to a maximum nominal amount of £26,757 in consideration for the release of any liability of the Company for remuneration payable to a Director of the Company, whenever appointed, (being a liability for a liquidated sum).

By order of the Board

Simon J Enoch	Dated this 14th day of April 2003.
Secretary

Registered Office:
Innovation House
39 Mark Road
Hemel Hempstead
Hertfordshire HP2 7DN

Baltimore Technologies

Notice of Annual General Meeting

Explanatory Notes

Voting

All Shareholders who wish to attend and vote at the meeting must be entered on the Company’s register of members by no later than 12.00 midday on 20 May 2003. This time will still apply for the purpose of determining who is entitled to attend and vote if the meeting is adjourned from its scheduled time by 48 hours or less. Should the meeting be adjourned for a longer period members who wish to attend and vote must be on the Company’s register of members for 48 hours before the time fixed for the adjourned meeting.

Proxy

Shareholders entitled to attend and vote at the meeting may appoint a proxy or proxies to attend on their behalf. A proxy need not be a member of the Company. Investors who hold their shares in the Company through a nominee may wish to attend the meeting as a proxy or arrange for someone else to do so for them, in which case they should discuss this with their nominee or stockbroker. Whilst proxies may vote on a poll on any resolution, they are not entitled to vote on a show of hands. Proxies may ask questions at the meeting if, in his discretion, the Chairman of the meeting allows it.

Proxy Form

Shareholders are invited to complete and deliver their proxy form to the Registrars, either by post or electronically www.baltimore.com/investors/shareholders not later than 48 hours before the time appointed for the holding of the meeting or adjourned meeting (as the case may be) at which the proxy proposes to vote. Completion of the form will not prevent a shareholder from attending and voting at the meeting if subsequently he/she finds they are able to do so.

Corporate Shareholders

Representatives of shareholders which are corporations attending the meeting should produce evidence of their appointment by an instrument executed in accordance with Section 346A of the UK Companies Act 1985 or signed on behalf of the corporation by a duly authorised officer or agent.

Directors’ authority to allot (resolution no 3)†

The UK Companies Act 1985 provides that the Board of Directors of a Company incorporated in England and Wales can only allot “relevant securities” (which includes ordinary shares) if authorised to do so by the shareholders. At the 2002 Annual General Meeting, the Company’s shareholders authorised your Board to allot relevant securities up to a maximum nominal value of £171,439. That figure represented approximately 33.33% of the issued share capital, as it was then of £514,369 (represented by 51,436,986 ordinary shares of 1p each). This authority expires on 13 May 2007, as five years is the maximum term permitted by law for this authority.

Resolution 3 would renew your Board’s authority to allot relevant securities for a further five years and increase the maximum amount of the authority to a nominal value of £178,363. This represents approximately 33.33% of the current issued ordinary share capital of the Company of £535,142 (represented by 53,514,288 shares of 1p each) and is within the Institutional Investment Committee’s guidelines. The proposed authority would expire on 22 May 2008.

Disapplication of pre-emption rights (resolution no 4)†

The UK Companies Act 1985 provides that before a company incorporated in England and Wales issues new “equity securities” (which includes ordinary shares) for cash, it must first offer them to existing shareholders in proportion to their holdings, unless shareholders otherwise consent. There are some exemptions from these provisions, for example for employee share option schemes. At the 2002 Annual General Meeting, the Company’s shareholders consented to a limited disapplication of these provisions. The first part of the disapplication gave your Board authority to make a rights issue or open offer to existing shareholders. A rights issue and an open offer are forms of pre-emptive offer.

However, a disapplication of the statutory pre-emption rules is customary so that, in implementing any rights issue or open offer, the Directors can make exclusions to or other arrangements for dealing with overseas laws, regulatory requirements and fractional entitlements. The second part of the disapplication gave your Board a general authority to allot equity securities for cash up to a maximum nominal amount of £25,718 without any form of pre-emptive offer to existing shareholders. The disapplication will expire on 13 May 2007, as five years is the maximum term permitted by law for such a disapplication.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis and this was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Notice of Annual General Meeting

Resolution 4 would disapply these provisions of the UK Companies Act in similar terms for a further five years and increase the maximum amount of the general authority (the second part of the disapplication) to a nominal value of £26,757. That figure represents approximately 5% of the current issued ordinary share capital of the Company and is within the Institutional Investment Committee’s guidelines. The proposed authority would expire on 22 May 2008.

The Directors have no present intention of exercising these authorities apart from the issue of securities as a result of the exercise of non-employee share options (the disapplication not being required for employee share options).

Many public companies incorporated under the laws of England and Wales annually include resolutions to give, or extend, their Boards’ authority to allot securities in the terms of resolutions 3 and 4, as part of the routine business at their Annual General Meetings.

The Directors believe that your Board requires the powers proposed in resolutions 3 and 4 in order to be able to take advantage of business opportunities as they arise. No issue of equity securities will be made which would effectively alter the control of the Company without the prior approval of shareholders in general meeting.

The Hampel Committee, in its report on corporate governance in January 1998 stated that it considered that payment in shares to non-Executive Directors can be a useful way of aligning Directors’ interests with those of shareholders. The Directors agree with this. Under the Act, and subject to the authorities granted at the 2002 Annual General Meeting (which are proposed for renewal and increase in resolutions 3 and 4), your Board is authorised to satisfy amounts due to any person by the allotment of ordinary shares. Nevertheless the Directors believe that shareholders should be given the opportunity to consider and vote on this proposal in Resolution 5.

Recommendation

The Directors believe that the resolutions proposed in the Notice of Annual General Meeting are in the best interests of the Company and its shareholders as a whole. Accordingly, your Directors recommend that you vote in favour of these resolutions as they intend to do in respect of their own beneficial holdings.

Baltimore Technologies

Registered Office and Advisors

Registered Office

Innovation House, 39 Mark Road, Hemel Hempstead, Hertfordshire HP2 7DN, United Kingdom

Bankers

National Westminster Bank plc

105 High Street

Winchester

Hampshire SO23 9AN

Solicitors

Lovells

Atlantic House

Holborn Viaduct

London EC1A 2FG

Corporate Stockbrokers

JPMorgan

10 Aldermanbury

London EC2V 7RF

Registrars

Capita Registrars

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

Auditors

KPMG Audit Plc

Arlington Business Park

Theale, Reading

Berkshire RG7 4SD

Other Information

Annual General Meeting Date: 22 May 2002

Printed by R.R. Donnelley Financial, 58058

Baltimore Technologies

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

BALTIMORE TECHNOLOGIES PLC
(Registrant)

Date: 14 April 2003

By:	/s/ BIJAN KHEZRI
BIJAN KHEZRI Chief Executive

S-1

I, Bijan Khezri, certify that:

1.	I have reviewed this annual report on Form 20-F of Baltimore Technologies plc.

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 14 April 2003

By:	/s/ BIJAN KHEZRI
BIJAN KHEZRI Chief Executive

S-2

Baltimore Technologies

I, Philip Smith, certify that:

1.	I have reviewed this annual report on Form 20-F of Baltimore Technologies plc.

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 14 April 2003

By:	/s/ PHILIP SMITH
PHILIP SMITH Chief Financial Officer

S-3

Baltimore Technologies