Form 20-F
period 2003-12-31
BALTIMORE TECHNOLOGIES PLC
filed 2004-04-19
CIK 109520

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION	STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL	REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

Title of Class	Outstanding as of December 31, 2003
Ordinary Shares*	53,755,408

* At 31 December 2003 this included 1,576,684 Ordinary Shares which were represented by 7,883,420 American Depositary Shares evidenced by American Depositary Receipts. Five (5) American Depositary Shares (each an “ADS”) represents one (1) Ordinary Share. The ratio of ADSs per Ordinary Share changed from one (1) ADS to two (2) Ordinary Shares to a new ratio of five (5) ADSs to one (1) Ordinary Share effective February 3, 2003. The Ordinary Shares have a par value of 1 pence per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

Annual Report on Form 20-F 2003

Contents

1	Group Financial Highlights

2	Executive Chairman’s Report

5	Financial Review

25	Directors and Executive Officers

29	Directors’ Report

33	Corporate Governance

38	Directors’ Remuneration Report

44	Financial Statements

99	Group Financial Record

114	Shareholder Information

115	Cross Reference to Form 20-F

120	Glossary of Terms

121	Registered Office and Advisors

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Baltimore Technologies plc (the “Company”, “Baltimore” or “Baltimore Technologies”) is providing the following cautionary statement. This Annual Report and Form 20-F for the year ended 31 December 2003 (the “Form 20-F 2003”) contains certain forward-looking statements with respect to the financial condition, business strategies, prospects and opportunities (including those relating to the New Business Strategy and the clean energy business) strategic targets, results of operations, management and Board of Directors, and business of Baltimore Technologies and certain of the plans and objectives of Baltimore Technologies with respect to these items. In particular, among other statements, certain statements contained in the Annual Report, including the “Executive Chairman’s Report” and certain statements contained in the Form 20-F 2003, including the statements in this Annual Report on Form 20-F 2003 referenced in “Cross Reference to Form 20-F—Item 4 Information on the Company” with regard to strategic vision, ability to find business opportunities and strategic targets, management and its objectives, trends in market shares, trends in competitive position and environmental obligations, the statements in this Annual Report on Form 20-F 2003 referenced in “Cross Reference to Form 20-F—Item 5 Operating and Financial Review and Prospect” with regard to trends in results of operations, margins, overall market trends, debt levels, liquidity and capital resources, risk management, market risks and exchange rates, the statements in this Annual Report on Form 20-F 2003 referenced in “Cross Reference to Form 20-F—Item 7 Major Shareholders and Related Party Transactions” with regard to major shareholders and events which may result in a change in management and in the control of Board of Directors, and the statements in this Annual Report on Form 20-F 2003 referenced in “Cross Reference to Form 20-F—Item 11 Quantitative and Qualitative Disclosure about Market Risk” with regard to risk management, market risk and exchange rates are forward-looking in nature. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, ability to find business opportunities, the impact of competition, capital needs associated with any new business opportunities, risk or loss or expiration of patents or trademarks, governmental regulations applicable to any new business opportunity and related industries, the risk of substantial product liability claims and exposure to environmental liability. Readers are referred to “Risk Factors” in the Financial Review on pages 20 to 24.

Group Financial Highlights

	Total for the Year ended 31 December 2003	Total for the Year ended 31 December 2003	Total for the Year ended 31 December 2002	Percentage Change

	$m(**)	£m	£m	%

Turnover	32.6	18.2	35.0	(48.1%	)

Software Turnover included above	7.7	4.3	12.9	(66.5%	)

Gross Profit	18.1	10.1	19.0	(47.0%	)

Gross Profit %	55%	55%	54%	1%

Operating Loss	(34.2)	(19.1)	(58.8)	(67.5%	)

Amortisation and impairment of goodwill and intangibles included above	(8.2)	(4.6)	(31.7)	(85.5%	)

Profit/(Loss) before taxation	13.1	7.3	(65.3)	–

Shareholders’ Funds	40.5	22.6	16.4	37.6%

Profit/(Loss) per Share Basic (cents/pence)†	26.1	14.6	(125.2)	–

Employees at end of period	30	30	295	(89.8%	)

**	Translated at the convenience rate of £1 = $1.7901 (closing rate at 31 December 2003).

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Executive Chairman’s Report

Review of 2003

2003 has been a year of fundamental change and a turning point in Baltimore Technologies’ development. When I was invited to become Chief Executive in October 2001 to address the financial crisis facing the Company, the Company was incurring an average monthly loss of nearly £6 million, with only £21 million of cash and no identifiable sources of additional capital. This situation was clearly unsustainable and, as part of our strategy to preserve value for shareholders, some hard decisions and tough actions have had to be taken.

We began 2003 with an already-slimmed-down operation, comprising our core business of authorisation and public key based authentication products and solutions. After a slow start in 2003, we recognised that Baltimore lacked the scale to compete profitably, and at our Annual General Meeting (AGM) of shareholders in May 2003 we announced the commencement of a controlled sale process, in order to best protect our stakeholders—our shareholders, customers and employees. This point was further emphasized by the fact that as at 30 June 2003 our net asset value was £5.0 million. Although this process generated interest in the Company as a whole, it became clear that we would achieve the best value for shareholders by selling specific parts of the Company to individual parties.

In August 2003, following approval at an Extraordinary General Meeting (EGM) of shareholders, we completed the sale of the SelectAccess business to Hewlett-Packard for £8.3 million. In September 2003, we completed both the sale of the managed services operations to beTRUSTed for £1.1 million, and the sale of our OmniRoot business to beTRUSTed for approximately £2.0 million. Finally, in September 2003, we announced the proposed disposal of our core PKI business to beTRUSTed for £5.0 million, and this proposal was approved by our shareholders at an EGM in November, and completed in December.

Board and Management Changes in 2003

Simon Enoch, who had been EVP, Company Secretary and General Legal Counsel since January 1998, left the Company as an employee and joined the Board as a non-Executive Director with effect from 1 August 2003.

To reflect the Group’s reduced trading activities and following the approval by shareholders of the disposal of the core PKI business in December 2003, the Board decided that there should be changes at both the Board and management level to reflect this and to further reduce costs.

Peter Morgan, Chairman, resigned from the Board after the EGM on 28 November 2003. Bijan Khezri took over as Chairman while retaining his role as Chief Executive. On the same date, Denis Kelly, then EVP Global Business Operations, assumed the role of Chief Financial Officer and Company Secretary, and joined the Board, upon the resignation of the Company’s CFO, Phil Smith, with effect from 30 November 2003. David Guyatt, non-Executive Director, resigned from the Board immediately after the EGM on 28 November 2003. John O’Sullivan, EVP Engineering, also resigned from the Company with effect from 30 November 2003.

On 4 December 2003 we announced the appointment of Andrew Hunt as a non-Executive Director, and Andrew took over from John Cunningham as Senior Independent non-Executive Director upon John’s retirement from the Board on 31 December 2003.

2004 to Date

Our commitment throughout the year was, and continues to be the maximisation of shareholder value.

In January 2004, the Company announced the introduction of a special share dealing service to enable as many as possible of our non-US shareholders holding ordinary shares of the Company (many of whom hold less than 500 shares) to either buy or sell shares without incurring proportionally high trading costs. The service has proved popular with both buyers and sellers and was extended to 8 April 2004. In addition, we launched a toll-free shareholder information line* on 24 January 2004 to provide shareholders with any information which they may need.

On 15 March 2004 we announced the sale of our shareholding in Baltimore Japan to beTRUSTed which resulted in a net cash inflow of £2.25 million. In the context of announcing the Company’s financial results on 31 March, the Board has stated that it is also currently considering a reduction in capital.

On 31 March 2004 the Board announced the Company’s new business strategy (“New Business Strategy”), details of which are summarised here and in more detail in the Company’s strategy announcement made on 31 March 2004, a copy of which is set out in Appendix I to the Shareholders’ Circular dated 10 April 2004. The Board’s position on the action of Acquisitor Holdings (Bermuda) Ltd is given in detail in that document.

*	Shareholders may access this by dialling 00800 8888 8080 (or +44 20 7335 5704 if calling from outside the UK and the Republic of Ireland). The information line is open between 09.00 and 17.30 Monday to Friday.

Baltimore Technologies

Executive Chairman’s Report

The Company’s New Business Strategy

The Board has completed its review, which it commenced in October 2003, of the strategic options open to the Company and a new strategy has emerged from the Board’s review, as the optimal solution to maximise shareholder value. The Board believes that the current Baltimore platform will be optimised by investing in the clean energy solutions market, and offering the opportunity to achieve high returns.

In defining its growth strategy, the Board has, in parallel, reviewed fully the likely outcome of a Members Voluntary Liquidation (MVL) of the Company and the potential return to shareholders, after settlement of outstanding liabilities and the cost of distributions. The Board is of the opinion that:

•	the timing of returns to shareholders from an MVL will be subject to uncertainties

•	it is likely that the cash proceeds available for distribution could be less than the current cash balance, once adjusted for provisions, timing and cost implications; and

•	under an MVL, certain benefits the Company can exploit as a going concern would not be fully realisable.

As it became increasingly apparent that the MVL route would not maximise shareholder value, the Board has, over the last six months reviewed the strategic options available to the Company. Among other options it sought to identify a business sector in which its current structure and assets could be deployed advantageously and which has the following characteristics:

•	significant growth potential

•	stable and strong cash flow

•	innovation to drive competitive advantage

On 31 March 2004 the Board announced the new strategy for the Company, which is based on building a leading business focused on providing commercially competitive clean energy solutions to industrial and commercial consumers. Further details are set out in the Company’s Strategy announcement made on 31 March, which is set out in Appendix 1 of the Shareholders’ Circular dated 10 April 2004.

The Company’s new management team and Board

In order to implement the new strategy, I was delighted, as part of the 31 March strategy release, to announce new management and Board appointments, with considerable experience in the Group’s promising new business area. The new Board firmly believes that this new strategy, delivered by this team and overseen by this Board, will provide value for all shareholders.

David Weaver, former Managing Director Europe, BP Gas, Power and Renewables, was appointed Chief Executive. Alfredo Goyanes, former Head of European Energy Research, Lazard Capital Markets (London) was appointed Chief Financial Officer Designate and will initially work alongside Denis Kelly, the current Chief Financial Officer who will step down from his executive position, at the Extraordinary General Meeting to be held on 6 May 2004 referred to in “Financial Review” on page 7. Denis Kelly will continue as a non-Executive Director from 6 May 2004 until the conclusion of the 2004 AGM when he will retire as a director.

I will continue to act as Chairman of the new Board, in a non-Executive capacity, and, together with Andrew Hunt, as Senior Independent Director, John Uttley as Chairman of the Audit Committee, Richard Eyre and James Huston, who have agreed to join the new Board as non-Executive Directors, we all look forward to supporting David Weaver and Alfredo Goyanes as they implement the new strategy.

David Weaver has written to you separately to introduce himself and to explain why he considers this new strategy will deliver enhanced shareholder value.

The Board is firmly of the opinion that an MVL would not maximise value for shareholders and will be recommending that shareholders support its growth strategy which is described further in the Financial Review and in the Company’s strategy announcement made on 31 March 2004, copy of which is set out in Appendix I to the Shareholders’ Circular dated 10 April 2004.

2004 presents a new start for the Company. The Board’s driving objective has been throughout, and will continue to be, aiming to give our shareholders a profitable growth opportunity for the future. We strongly believe that our New Business

Baltimore Technologies

Executive Chairman’s Report

Strategy with the high calibre, experienced and specialised team we have put in place, will give our shareholders the best opportunity to achieve this. You will already have received the notice of the Extraordinary General Meeting to be held on 6 May 2004 and the related Proxy Form, and your Board urges you to support the new Board team and its New Business Strategy at that Extraordinary General Meeting by ticking the GREEN boxes on that Proxy Form and signing, dating and returning that form as indicated on the form by no later than 12 noon on 4 May 2004.

Bijan Khezri

Executive Chairman

Baltimore Technologies plc

16 April 2004

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

Baltimore Technologies

Financial Review

The purpose of the Financial Review is to provide certain information relating to the development and business of Baltimore Technologies plc (“Baltimore Technologies” or “the Company”) and its subsidiaries (together, “the Group”), as well as a discussion of the 2003 results of the Company for the year ended 31 December 2003 compared to the year ended 31 December 2002. It also provides details of material movements between the years ended 31 December 2002 and 31 December 2001 as well as providing certain information relating to material events which have occurred subsequent to the year ended 31 December 2003 and prior to the date of this Annual Report and Form 20-F for the year ended 31 December 2003 (“Form 20-F 2003”).

The consolidated financial statements of the Group have been prepared in accordance with United Kingdom (“UK”) generally accepted accounting principles (“GAAP”), which differs in certain significant respects from US GAAP. See note 28 to the consolidated financial statements for a summary of the main differences between UK GAAP and US GAAP as they relate to the Group.

Overview

Baltimore Technologies had been a global provider of e-security products, services and solutions designed to enable customers worldwide to conduct e-business securely and to interact more effectively with their customers, suppliers and partners. The Company currently has no operating business or operational income and, over the past six months, has been reviewing the strategic options available to the Company. On 31 March 2004, the Company announced that it intends to implement a new growth strategy (the “New Business Strategy”) based on delivering clean energy solutions to industrial and commercial consumers. At the same time, the Company also announced changes to its management team and Board of Directors in order to develop and execute the New Business Strategy.

Since the Company’s inception, it evolved from being a high-end security consulting firm in the United Kingdom to being a leading international provider of e-security software and hardware based security products and services. In March 1998, the Company acquired Security Domain (which later became known as Baltimore Technologies Pty Limited), a privately held Australia based company, which gave the Company a presence in the Asia/Pacific Region (APAC) and provided the Company with advanced complementary technology enabling the Company to apply its security expertise to the growing Internet-based security sector. In January 1999, the Company acquired Baltimore Technologies Limited, a privately held e-security product company and the developer of the award winning Baltimore UniCERT PKI system.

During 2000 the Company completed five acquisitions. Network Solutions Japan (which later became known as Baltimore Technologies Japan (“BTJ”)) and Cybertrust Solutions Inc were acquired in March, CyberTrust Japan KK in July, Content Technologies Holdings Ltd in October and Nevex Software Technologies Inc in November. These acquisitions extended the Company’s e-security product and services offering, to include content security and authorisation and access management solutions. The unanticipated downturn in the economy, in particular in Information Technology (“IT”) spending, in early 2001, meant the Company was no longer able to access the equity markets for funding and therefore, the Company retrenched from the “one-stop-shop” strategy to concentrate on its core competence of authentication and authorisation solutions.

With the downturn in revenue in early 2001, the Company began reviewing its business and cost base, with a view to eliminating duplication and unproductive expense through headcount reduction and savings in facilities and discretionary spending. The final conclusion of the review was that the Company was operating two businesses with only limited synergies between them, namely the business of authentication and authorisation solutions and the Content Technologies business. Accordingly, the Company concluded that a course of disposing of non-core areas such as the Content Technologies business and focusing on the core business of authentication and authorisation was the most appropriate strategy to maximise the overall return for all shareholders and benefit all stakeholders. The Company engaged JPMorgan Chase as its investment bank to assist in this process.

In 2002, the Company sold 100% of its holding in Content Technologies to Clearswift Ltd. The consideration for the sale was represented by cash of £12.0 million, loan notes of £2.5 million and an 11% shareholding in Clearswift, such shareholding then valued at £6.0 million. The Company also reduced its holding in BTJ from 62.38% to 19% for a total consideration of £4.73 million.

In 2002, the Company also sold the trade and assets of Baltimore Technologies Pty Ltd, the Company’s Australian subsidiary based in Sydney, for a total consideration of AUS$5.7 million (£2.2 million), to SecureNet Ltd. SecureNet Ltd is a leading provider of Internet and security services in APAC and was appointed exclusive distributor of Baltimore’s products and related services in Australia and New Zealand (“ANZ”) . Hong Kong became the Company’s headquarters

Baltimore Technologies

Financial Review

for North and South East Asia, supported by an office in Singapore. In October 2002, the Company divested its UK-based hardware operations for a total consideration of £3.0 million—of which £2.7 million was received in cash; £0.3 million was held against warranties—to Ireland-based AEP Systems Limited, a private company specialising in high performance cryptographic sub-systems and appliances. At the same time, AEP appointed the Company as a worldwide distributor of Baltimore’s former hardware products.

At its Annual General Meeting (an “AGM”) on 22 May 2003, the Company announced that it was initiating a controlled sale process, in which binding offers for the whole company would be required to be made by 30 June 2003. The Company engaged JPMorgan Chase as its investment bank in connection with this controlled sale process. As an offer that the Board could consider to be in the best interest of the shareholders was not forthcoming, the Company looked to exploit opportunities for sales of individual businesses. The Company announced on 4 July 2003 that it had entered into a conditional agreement with Hewlett-Packard to sell its SelectAccess business for a total consideration of £8.3 million in cash. The sale was approved, by the Company’s shareholders at an Extraordinary General Meeting (an “EGM”) held on 18 August 2003, and the sale was completed on 19 September 2003. On 21 July 2003, the Company announced that it had entered into a conditional agreement with beTRUSTed to sell its US-based managed services operations for a total consideration of approximately £1.1 million in cash, and this sale was completed on 12 September 2003. On 5 September 2003, the Company announced that it had entered into a conditional agreement with beTRUSTed to sell its OmniRoot business for a total consideration of approximately £2.0 million in cash, and this sale was completed on 30 September 2003.

On 16 September 2003, the Company announced that it had entered into and completed an agreement with Clearswift Ltd to sell its loan notes and the shares held in Clearswift for a total consideration of £4.5 million and 242,424 warrants exercisable for shares of common stock in Clearswift. The investment had been impaired to £2 million in advance of this agreement. On 22 September 2003, the Company announced that it had entered into a conditional agreement with beTRUSTed to sell its core Public Key Infrastructure (“PKI”) business for a total consideration of £5.0 million in cash. The sale was approved, by the Company’s shareholders at an EGM on 28 November 2003, and the sale was completed on 2 December 2003.

Prior to commencing this programme of divestment, the Company reported a loss before taxation of £9.0 million for the six months to 30 June 2003. For year ended 31 December 2003 the Company has reported a profit before taxation of £7.3 million. A profit on disposal of the divested subsidiaries of £25.2 million contributed to this.

On 5 December 2003, the Company announced that it planned to work in the shareholders’ interests to resolve the Company’s remaining liabilities and to monetise non-cash assets (principally consisting of capital losses). At the same time, the Company announced that it would continue to review the strategic options facing the Company: either returning cash to shareholders by liquidating the Company (a “Members’ Voluntary Liquidation” or “MVL”) or investing in another business through acquisition.

Following the sale of the PKI business, the Company has had no operating business and continues to perform its residual contractual obligations. The Company currently has no operational income. The Company had 30 employees as at 31 December 2003 and had 10 employees as at 31 March 2004.

In January 2004, the Company announced the introduction of a special share dealing service to enable as many as possible of our Company’s non-US shareholders holding ordinary shares of the Company, many of whom hold less than 500 shares, to either buy or sell shares without incurring proportionally high trading costs. The service has proved popular with both buyers and sellers and was extended until 8 April 2004.

On 20 February 2004, the Company disposed of its holding in Earthport plc for £50,035. On 15 March 2004, the Company announced that it agreed to sell its remaining interest in BTJ to beTRUSTed for £2.25 million in cash. This transaction closed on 30 March 2004.

On 31 March 2004, the Company announced it had concluded the review of its strategic options and announced the New Business Strategy based on building a leading business focused on providing commercially competitive environmentally acceptable energy solutions to industrial and commercial consumers. The announcement confirmed that the Company had reviewed fully the likely outcome of an MVL of the Company and the potential return to shareholders, after settlement of outstanding liabilities and the cost of distributions. The Company believes that the timing of returns to shareholders from an MVL will be subject to uncertainties and will reflect no more than the cash value of its net assets at the time of liquidation. Further, under an MVL, certain benefits the Company can exploit as a going concern would not be fully realisable.

Baltimore Technologies

Financial Review

The Company’s New Business Strategy proposes to exploit the unsatisfied and increasing demand from businesses for clean energy on commercially, competitive and reliable terms. The Company will not target retail customers nor does it intend to trade as a principal in the energy markets. The New Business Strategy is focused on developing a customer base of mid-market industrial and commercial customers by concentrating on three key areas: assisting its customers in optimising energy supply by actively re-negotiating and managing its customers’ energy requirements so that its customers may be provided with reliable and sustained energy from an environmentally acceptable mix of sources, including renewables and low-emission fossil-fuel sources, such as gas, to achieve savings that would otherwise not be accessible; assisting its customers in optimising fuel sources by replacing more environmentally damaging fuels and providing competitive solutions based on alternative and clean switchable sources at optimised prices; and exploiting the synergies between its customers to take advantage of economies of scale and the potential of different energy use and load profiles within its customer base. As part of this, the New Business Strategy may include appropriate investment in clean power generation assets, in due course, to diversify and enhance the range of energy solutions the Company is able to offer its customers. The Company intends to derive revenues principally in the form of fee income, commission on energy cost savings and from the resale of energy products.

On 31 March 2004, the Company also announced the following new management and Board appointments (the “New Appointments”) to implement its New Business Strategy (such appointments to take effect from the date (the “Commencement Date”) immediately following the date upon which the Annual Report and 20-F is filed with the SEC). David Weaver, former Managing Director Europe, BP Gas, Power and Renewables, is appointed Chief Executive; Alfredo Goyanes, former Head of European Energy Research, Lazard Capital Markets (London), is appointed Chief Financial Officer designate and will work alongside Denis Kelly, the current Chief Financial Officer who will step down as Chief Financial Officer at the Extraordinary General Meeting on 6 May 2004. James E Huston and John Uttley are appointed as non-Executive Directors with effect from the Commencement Date. Richard Eyre, will be appointed as non-Executive Director with effect from 4 May 2004. As part of the New Business Strategy, Bijan Khezri, the Executive Chairman, will retain the role of Chairman but will step down from the post of Chief Executive on the Commencement Date to make way for David Weaver. On 31 March 2004 the Company also announced that Denis Kelly, Director, Chief Financial Officer and Company Secretary; George Powlick, non-Executive Director; and Simon Enoch, non-Executive Director, will retire as Directors. The date of their retirement has now been confirmed as the date of the Extraordinary General Meeting although Denis Kelly having then relinquished his executive position, will continue as a non Executive Director from 6 May 2004 until the conclusion of the 2004 AGM when he will retire as a director. For background information on the New Appointments, see Directors and Executive Officers section.

Implementing the New Business Strategy will most likely require the Company to acquire one or more businesses (each, a “Strategic Target”) through an acquisition, merger, acquisition of assets or other strategic transaction (each, a “Strategic Transaction”) in order to establish an operational team experienced in energy markets (including renewables), price structuring and finance. The Company’s primary activities currently involve actively seeking a Strategic Target. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a Strategic Target to have achieved. Although potential Strategic Targets may exist at various stages of development, the Company currently intends to initially focus on Strategic Targets that have current operations and are cash generative. While management may have considered possible Strategic Targets, the Company has not performed any due diligence of a particular Strategic Target as of this date and has no binding agreement with any Strategic Target.

The Company will notify shareholders in due course as to the date for its 2004 AGM. Prior to that date, an Extraordinary General Meeting (the “Acquisitor EGM”) of shareholders will be held on 6 May 2004 in connection with a requisition the Company received at its registered office on 22 March 2004 from Acquisitor Holdings (Bermuda) Ltd (“Acquisitor”), the Company’s largest shareholder (holding 10.1% as of such date and 13.03% as of 15 April 2004). Acquisitor has requisitioned the Acquisitor EGM pursuant to the UK Companies Act 1985 (the “Companies Act”) in order for the Company’s shareholders to consider Acquisitor’s proposal to replace the entire Board of Directors of the Company and to nominate an interim Chief Executive and Finance Director and three non-Executive Directors. Acquisitor has indicated its desire to maximise shareholder value but has not provided any specific plans or details in connection with such an objective.

There can be no assurances that the Company will be able to find suitable Strategic Targets or consummate any Strategic Transactions or that after the Acquisitor EGM, in the event that the resolutions proposed by Acquisitor are in fact passed, the New Business Strategy will be pursued and/or any of the current executives and/or Board members, including the New Appointments, will continue as Directors.

Baltimore Technologies

Financial Review

Results of Operations

The following table sets forth operating data for the Group.

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

Turnover

Licence	4,312	12,867	31,299

Hardware	–	1,343	2,952

Services	9,813	17,266	32,090

Third party products	4,046	3,568	4,080

Total turnover	18,171	35,044	70,421

Cost of sales

Licences	(177)	(484)	(1,755)

Hardware	–	(395)	(1,297)

Services	(5,233)	(12,651)	(27,027)

Third party products	(2,690)	(2,495)	(3,012)

Total cost of sales	(8,100)	(16,025)	(33,091)

Gross profit

Licence	4,135	12,383	29,544

Hardware	–	948	1,655

Services	4,580	4,615	5,063

Third party products	1,356	1,073	1,068

Total gross profit	10,071	19,019	37,330

Operating expenses

Research and development	(6,325)	(11,122)	(24,131)

Sales and marketing	(10,024)	(22,949)	(75,291)

General and administrative expenses	(8,245)	(12,009)	(31,819)

Amortisation and impairment of goodwill and intangible assets	(4,582)	(31,721)	(569,948)

Total operating expenses	(29,176)	(77,801)	(701,189)

Operating loss	(19,105)	(58,782)	(663,859)

Profit/(Loss) on sales of trade and assets	25,207	(8,049)	–

Profit on sale of tangible fixed assets	–	591	–

Interest receivable and similar income	1,656	1,251	5,692

Interest payable and similar charges	(458)	(272)	(1,544)

Profit/(Loss) on ordinary activities before taxation	7,300	(65,261)	(659,711)

Tax on profit/(loss) on ordinary activities	(40)	(403)	(166)

Profit/(Loss) after taxation	7,260	(65,664)	(659,877)

Minority interest	–	936	7,029

Profit/(Loss) for the financial period	7,260	(64,728)	(652,848)

All results above relate to discontinued operations as, during the year, the Group sold all its remaining businesses and ceased to trade. Going forward, the Group will incur costs in relation to the development of the future strategy of the Group and the safeguarding of its assets, for example, office costs, salaries for remaining staff and remuneration for Directors. The Group completed the sales of its remaining investments in Earthport plc in February 2004 and Baltimore Technologies Japan in March 2004.

Baltimore Technologies

Financial Review

Application of Critical Accounting Policies

The Company’s critical accounting policies are as follows:

•	revenue recognition (revenue recognition is included as a critical accounting policy because of its importance in the year ended 31 December 2003); and
•	estimation of accrued liabilities, specifically in respect of unused rented office space.

Revenue recognition

Prior to the divestment of its businesses, the Company derived its revenue from primarily two sources (i) product revenue, which included software licence, third party and royalty revenue, and (ii) services and support revenue which included software licence maintenance, training, consulting and hosting arrangements revenue. As described below, significant management judgments and estimates had to be made and used in connection with the revenue recognised in any accounting period. Material differences could have resulted in the amount and timing of the Company’s revenue for any period if the Company’s management made different judgments or utilised different estimates.

The Company normally licensed its software products on a perpetual basis. The Company’s hosting arrangements required customers to pay a fixed fee and receive service over a period of time, generally one year. Customers have been charged a set up fee.

With certain minor exceptions (see page 92) the Company applied the provisions of Statement of Position 97-2, “Software Revenue Recognition,” as amended by Statement of Position 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to all transactions involving the sale of software products and hardware transactions where the software was not incidental. The Company recognised revenue from the sale of software licences when persuasive evidence of an arrangement existed, the product had been delivered, the fee was fixed and determinable and collection of the resulting receivable was reasonably assured. Delivery generally occurred when product was delivered to and accepted by the customer.

At the time of the transaction, the Company assessed whether the fee associated with the revenue transactions was fixed and determinable and whether or not collection was reasonably assured. The Company assessed whether the fee was fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee was due after its normal payment terms, which were 30 to 90 days from invoice date, the Company accounted for the fee as not being fixed and determinable. In these cases, the Company recognised revenue as the fees became due.

The Company assessed collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company did not request collateral from its customers. If the Company determined that collection of a fee was not reasonably assured, it deferred the fee and recognized revenue at the time collection became reasonably assured, which was generally upon receipt of cash.

The Company used a binding purchase order or signed licence agreement as evidence of an arrangement. Sales through its distributors were evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction by transaction basis.

For arrangements with multiple obligations (for example, undelivered maintenance and support), the Company allocated revenue to each component of the arrangement based on the fair value of the undelivered elements. This meant that the Company deferred revenue from the arrangement fee equivalent to the fair value of the undelivered elements. Fair values for the ongoing maintenance and support obligations were based upon separate sales of renewals to other customers. Fair value of services, such as training or consulting, were based upon separate sales, by the Company, of these services to customers.

If an arrangement included an acceptance provision, acceptance occurred upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period.

The Company recognised revenue for maintenance services rateably over the contract term. Its training and consulting services were billed based on daily or course rates, and the Company generally recognised revenue as these services were performed. However, at the time of entering into a transaction, the Company assessed whether or not any services included within the arrangement required it to perform significant work either to alter the underlying software or to build additional complex interfaces so that the software performed as the customer requested. If these services were included

Baltimore Technologies

Financial Review

as part of an arrangement, the Company recognised the entire fee using the percentage of completion method. The Company estimated the percentage of completion based on its estimate of the total costs estimated to complete the project as a percentage of the costs incurred to date and the estimated costs to complete.

Accrued rent liabilities in respect of unused office space

During the last twelve months the Company has vacated office space in several countries. The remaining lives of these rental contracts cover a wide range from less than one year to over ten years. The Company has procured sub tenants for some of its properties and is endeavouring to procure sub tenants for the remaining properties but in most cases the current state of the property markets means that the Company does not expect to recover the full cost of its continuing outgoing obligations.

The Company calculates its liability on a location by location basis, taking guidance from local letting agents on the appropriate current rents for similar properties and the length of time it may take to secure a tenant. The cash flows anticipated from a sub tenant are then matched to the Company’s known outgoings and the shortfall discounted to give a net present value liability at a rate of 4.5%.

Year Ended 31 December 2003 Compared to the Year Ended 31 December 2002

As all the operational businesses were sold during the year ended 31 December 2003, and as a number of disposals were made during the year ended 31 December 2002, a true comparison of both years is difficult. In addition, the Company’s historical financial performance and operating results that relate to the Company’s previous operating businesses are no basis for evaluating the Company’s prospects in connection with its New Business Strategy. The Company currently has no operational revenue and will not achieve any revenue from operations until, at the earliest, it has completed a Strategic Transaction with a Strategic Target. The results of the year ended 31 December 2003 include the results of the SelectAccess business, the managed services operations and the OmniRoot business until September and the results of the core PKI business until the beginning of December only. The results of the year ended 31 December 2002 include the results of Content Technologies Holdings Ltd and the results of Baltimore Technologies Japan until 31 March 2002 only and the results from the operations of Baltimore Technologies Pty Ltd until 31 May 2002 only. Furthermore, headcount fell from 885 at 31 December 2001 to 295 at 31 December 2002 and again to 30 at 31 December 2003.

Revenue

For the year ended 31 December 2003 and the two years preceding, the Company has derived revenue from the following main product and service categories: sales of licence, systems integration, consulting and support services, hardware security products and sales of third party products.

Total revenue for the year ended 31 December 2003 decreased to £18.2 million from £35.0 million during the year ended 31 December 2002, representing a decrease of 48%. This decrease was largely brought about by disposals throughout 2003.

Revenue in Europe, the Middle East and Africa (“EMEA”) for the year ended 31 December 2003 was £12.8 million compared to £22.2 million in the year ended 31 December 2002. EMEA revenue accounted for 71% of total revenue compared with 63% reported for 2002.

Revenue in the Asia/Pacific Region (“APAC”) was £2.9 million for the year ended 31 December 2003 compared with £6.5 million for the year ended 31 December 2002. This represents 16% of 2003 revenues compared to 19% in 2002. The decrease in APAC revenue as a percentage of total revenue is largely due to the decreased sales focus in that region in 2003 following the divestment of the Company’s Australia operations in 2002.

Revenue in the Americas in the year ended 31 December 2003 was £2.4 million compared to £6.3 million for the year ended 31 December 2002, representing 13% of total revenues compared to 18% in 2002. The decrease in US revenue is due mainly to the slowdown in the US economy and the sale of the US operations during 2003.

Licence revenue for the year ended 31 December 2003 was £4.3 million compared to £12.9 million for the year ended 31 December 2002 . Licence revenue accounted for 24% of total revenue for the year ended 31 December 2003 compared to 37% for the year ended 31 December 2002. Disposals made in 2002 impacted the revenue stream in 2003. Further reduction in revenue was brought about by the disposals in 2003.

Baltimore Technologies

Financial Review

Services revenue for the year ended 31 December 2003 was £9.8 million compared to £17.3 million for the year ended 31 December 2002. Historically, service revenue has been derived from assisting the Company’s customers in integrating its products with other products (such as end user applications and systems) and writing code for specifically designed software solutions for the Company’s customers. It was derived from providing information security consultancy services together with education and training and a range of post sales support services. Service revenue in 2003 comprised primarily of revenue from consulting, education and training (primarily implementation services related to the installation and deployment of the Company’s products), systems integration and customisation of its core technology and products and the provision of maintenance and support for hardware, licence products and installed systems.

In the year ended 31 December 2003 Professional Services revenue was £2.1 million compared to £5.3 million in the year ended 31 December 2002, representing 21% of total services revenue compared to 31% in the preceding year. As professional services revenue is closely linked with licence revenue, this decrease reflects the sale of all operational businesses during 2003.

Service and Support revenue in the year ended 31 December 2003 of £6.9 million decreased from £10.0 million in the year ended 31 December 2002. This accounted for 71% of services revenue in 2003 compared to 58% of services revenue in 2002. This decrease reflects the fact that all operational businesses were sold during 2003, while 2002 included 3 months of service and support from the Content business.

Hosting revenue for the year ended 31 December 2003 was £0.8 million compared to £1.9 million for the year ended 31 December 2002. This accounted for 8% of services revenue in 2003 compared to 11% in 2002. This reduction is due to the sale of the hosting operations in September 2003.

Third party product revenue from the year ended 31 December 2003 was £4.0 million compared to £3.6 million for the year ended 31 December 2002. This revenue arose mainly when customers specifically required products that the Company does not itself produce (hardware and firewalls) to be installed in conjunction with its core products. Revenue previously treated as hardware revenue formed part of Third party products following the disposal of the hardware business in September 2002. Third party products accounted for 22% of the Company’s total revenue for the year ended 2003 compared with 10% of the Company’s total revenue for the year ended 31 December 2002.

Cost of Sales

Cost of sales in the year ended 31 December 2003 decreased to £8.1 million, or 45% of revenue, from £16.0 million, or 46% of revenue for the year ended 31 December 2002. The improved margin is caused by the increase in service and support revenue as a proportion of total revenue.

Cost of licence sales amounted to £0.2 million, or 4% of licence revenue for the year ended 31 December 2003, compared to £0.5 million or 4% of licence revenue for the year ended 31 December 2002.

Cost of services sales were £5.2 million for the year ended 31 December 2003 compared with £12.7 million for the year ended 31 December 2002. Cost of service sales represented 53% of service revenue in the year ended 31 December 2003 compared to 73% of service revenue in the year ended 31 December 2002. This reflects the increased proportion of higher margin support revenue in 2003 compared to the same period in 2002 and improved margins on professional services in 2003 compared to 2002.

Cost of professional services sales was £1.4 million for the year ended 31 December 2003 compared with £5.3 million for the year ended 31 December 2002. This represented 69% of professional services revenue in 2003 compared to 100% of professional services revenue in 2002. The expertise of the Company’s professional services staff was traditionally a key driver of the Company’s software sales

Cost of service and support sales was £2.6 million for the year ended 31 December 2003, compared to £4.1 million for the year ended 31 December 2002. This represented 37% of service and support revenue in 2003 compared to 40% in 2002.

Cost of hosting sales was £1.2 million for the year ended 31 December 2003 compared to £3.3 million for the year ended 31 December 2002, and represented 160% of hosting revenue in 2003 compared to 170% of hosting revenue in 2002. Hosting revenue is often driven from an initial software sale and ongoing certificate fees, which are included in software revenue rather than in hosting revenue. The hosting business was disposed of in September 2003.

Baltimore Technologies

Financial Review

Cost of third party product revenues was £2.7 million or 66% of related revenues in the year ended 31 December 2003 compared to £2.5 million or 70% of related revenues in the year ended 31 December 2002. Cost of hardware revenues were included in cost of third party product sales following the sale of the hardware business in September 2002.

Gross Profit

In the year ended 31 December 2003, gross profit was £10.1 million compared to £19.0 million in the preceding year. The gross margin for 2003 was 55% of total revenue compared to 54% of total revenue for the year ended 31 December 2002.

Operating Expenses

Operating expenses in the year ended 31 December 2003 were £29.2 million compared to £77.8 million in the year ended 31 December 2002. Exceptional items included in these totals contribute to the variance in the two periods. Exceptional items in the year to 31 December 2003 were £9.3 million and in the year to 31 December 2002 were £18.2 million.

The Directors have considered certain items to be exceptional by virtue of their size and nature and to require separate disclosure to give a better understanding of the results for the year.

In the year to 31 December 2003, the exceptional items are made up of £2.4 million redundancy costs, £1.9 million on the provision for costs associated with excess space, £4.1 million on the impairment of investments and £3.0 million on the write down of fixed assets no longer seen as needed following the disposals during 2003. Also included in exceptional items is a gain relating to the reinstatement of the Company’s investment in Baltimore Technologies Japan of £2.1 million.

The redundancy charge in the period of £2.4 million has been incurred in respect of redundancies resulting from the restructuring of the Group. The vacant property provision of £1.9 million is the charge taken in the year in relation to properties no longer required by the Group. The provision has been taken on the Company’s net exposure after taking account of sub-leases. Details may be found in note 18. The fixed asset impairment of £3.0 million relates to fixed assets not sold as part of disposals, the majority of which relates to the refurbishment costs of premises which are now vacant. These refurbishments no longer have any value to the Company.

In the year to 31 December 2002, impairment of goodwill and intangible assets of £12.4 million was the main element of the exceptional charge. The balance of exceptional items in the year ended 31 December 2002 was made up of £3.0 million redundancy costs, £0.4 million on the provision for costs associated with excess space and £2.4 million on the impairment of investments. These costs reflected the continuing impact of the Company’s restructuring implemented in 2001, and continuing through 2002. The restructuring resulted in the number of staff being reduced from 885 at 31 December 2001, to 295 at 31 December 2002.

Operating expenses before exceptional items in the year ended 31 December 2003 were £19.9 million compared to £59.6 million in the year ended 31 December 2002.

Research and development expenses in the year ended 31 December 2003 were £6.3 million compared to £11.1 million in the year ended 31 December 2002. Research and development expenses included exceptional costs relating to redundancies of £0.7 million in the year ended 31 December 2003 compared to £0.2 million in the year ended 31 December 2002. Research and development represent 35% of total revenue in the year ended 31 December 2003 compared to 32% of total revenue in the year ended 31 December 2002.

The Company’s principal development centres were located in the United States, Ireland and Canada where, prior to divestments, staff worked on the development of the SelectAccess and UniCERT products. As of 31 December 2003, following the divestments in the year, the Company had no employees (2002: 68) involved in research and development. The average number of research and development staff employed during the year ended 31 December 2003 was 45 compared to 131 during the year ended 31 December 2002.

Sales and marketing expenses in the year ended 31 December 2003 amounted to £10.0 million or 55% of total revenue, compared to £22.9 million, or 65% of total revenue in the year ended 31 December 2002. Sales and marketing expense included exceptional costs relating to redundancies of £1.1 million in the year ended 31 December 2003 compared to £2.1 million in the year ended 31 December 2002.

Baltimore Technologies

Financial Review

The average number of sales and marketing staff employed during the year ended 31 December 2003 was 60 compared to 294 in the year ended 31 December 2002. As of 31 December 2003, following the divestments in the year, the Company had no employees (2002: 174 ) involved in sales and marketing.

General and administrative expenses in the year ended 31 December 2003 were £8.2 million (45% of total revenue) compared to £12.0 million (34% of total revenue) in the year ended 31 December 2002. Exceptional costs related to redundancies of £0.6 million were included in general and administrative expenses compared to £0.7 million in the year ended 31 December 2002.

Total amortisation of goodwill and other intangible assets in the year ended 31 December 2003 amounted to £4.6 million. Total amortisation of goodwill and other intangible assets in the year ended 31 December 2002 amounted to £31.7 million of which £12.4 million was an exceptional charge representing the impairment of goodwill and intangible assets. The decrease is due to the impairment of intangibles in 2002. Details of amortisation and impairment may be found in note 10 to the financial statements.

Interest and Similar Income/Charges

Net interest income and similar income and charges amounted to £1.2 million in the year ended 31 December 2003, compared to £1.0 million in the year ended 31 December 2002. Interest income arises on funds on deposit. Interest expenses consist mainly of interest on short and medium term loans and unsecured loan notes. The amount is shown after foreign exchange gains on cash balances denominated in currencies other than functional currency (primarily in US dollars) amounting to £0.8 million, compared to a gain of £0.2 million in the same period in 2002.

Tax on Ordinary Activities

Tax charge amounted to £40,000 with approximately £7.3 million of current year tax losses not relieved for the year ended 31 December 2003, compared to a tax charge of £403,000 with approximately £90.3 million of tax losses not relieved for the year ended 31 December 2002.

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

Revenue

Total revenue for the year ended 31 December 2002 decreased to £35.0 million from £70.4 million in the year ended 31 December 2001, representing a decrease of 50%. Revenue for the year ended 31 December 2002 from continuing operations of £26.5 million, decreased from £33.6 million in the year ended 31 December 2001. This decrease reflects the global downturn in IT spending. Although new products were launched during the second half of 2002, the major element of change in revenue was sales volume of existing products. There was no price increase between 2001 and 2002.

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

Baltimore Technologies

Financial Review

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

Cost of Sales

Cost of sales in the year ended 31 December 2002 decreased to £16.0 million, or 46% of revenue, from £33.1 million, or 47% of revenue for the year ended 31 December 2001. Although high margin licence revenue decreased as a proportion of revenue, this was offset by improved margins on hardware (until disposal), services and third party products in the year to 31 December 2002 compared to the previous year. Within service revenue, the proportion representing higher margin support revenue also increased in 2002 compared to 2001

Cost of licence sales amounted to £0.5 million, or 4% of licence revenue for the year ended 31 December 2002, compared to £1.8 million or 6% of licence revenue for the year ended 31 December 2001.

Cost of hardware sales were £0.4 million for the year ended 31 December 2002 compared to £1.3 million for the year ended 31 December 2001. Cost of hardware sales represented 31% of hardware revenue in the year ended 31 December 2002 compared to 44% in the year ended 31 December 2001, due to better management of inventories.

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

Cost of service and support sales was £4.1 million for the year ended 31 December 2002, compared to £7.2 million for the year ended 31 December 2001. This represented 24% of services revenue in 2002 compared to 23% in 2001.

Baltimore Technologies

Financial Review

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

The average number of research and development staff employed during the year ended 31 December 2002 was 131 compared to 565 during the year ended 31 December 2001. The reduced average headcount in 2002 is as a result of the decision taken in 2001 to restructure the Company, and the Company started 2002 with 206 staff employed in research and development.

Sales and marketing expenses in the year ended 31 December 2002 amounted to £22.9 million, or 65% of total revenues, compared to £75.3 million, or 107% of total revenues, in the year ended 31 December 2001. Exceptional costs relating to redundancy of £2.1 million were included in sales and marketing expenses in the year ended 31 December 2002.

The average number of sales and marketing staff employed during the year ended 31 December 2002 was 294 compared to 385 in the year ended 31 December 2001. The reduced average headcount in 2002 is as a result of the decision taken in 2001 to restructure the Company, and the Company started 2002 with 430 staff employed in sales and marketing, down from a peak of 487 during 2001.

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

Baltimore Technologies

Financial Review

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

US GAAP results

Under US GAAP, net profit for the year ended 31 December 2003 was £6.1 million (year to 31 December 2002: net loss of £49.1 million) compared with a net profit of £7.3 million (year to 31 December 2002: £64.7 million) under UK GAAP.

Under US GAAP shareholders’ equity at 31 December 2003 was £20.5 million (2002: £12.0 million) compared to £22.6 million (2002: £16.4 million) under UK GAAP.

Variations primarily result from the different accounting treatment of purchase accounting adjustments (goodwill and intangible assets) and share compensation expense.

(a) Purchase Accounting Adjustments (Goodwill and Intangible Assets)

Under US GAAP, fair values are ascribed to net assets acquired in a purchase business combination, including identifiable intangibles charged at both phases, and goodwill is capitalized on the balance sheet. Prior to the implementation of Statement of Financial Accounting Standards (“SFAS”) No. 142 ‘ Goodwill and Other Intangible Assets’, goodwill was amortized through the income statement over its estimated useful life (not exceeding 40 years). Under UK GAAP, goodwill representing the excess of the fair value of purchase consideration over the fair value of the identifiable assets and liabilities acquired, is amortised over the estimated useful life for each separate acquisition.

Under UK GAAP, purchase consideration issued in the form of shares is valued at the market price of the shares at the date of the ultimate approval of the transaction by the shareholders. Under US GAAP, the consideration is valued at the average share price for the seven business days commencing three days before and ending three days after the date on which the principal terms were agreed and announced.

Under US GAAP, SFAS No. 142 has been implemented from 1 January 2002. SFAS No. 142 eliminates the previous requirement to amortize goodwill and intangible assets with indefinite lives, addresses the amortization of intangible assets with finite lives and the annual impairment testing and recognition of goodwill and intangible assets.

Under SFAS No. 142, goodwill and other indefinite lived intangible assets are no longer amortized but are reviewed at least annually for impairment (or more frequently if dictated by events and circumstances). Separate intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives.

A difference of £4.6 million arises in the year ended 31 December 2003 resulting from the impairment of goodwill and intangibles to £Nil at 31 December 2002 under US GAAP and the continuing amortisation under UK GAAP.

(b) Share Compensation Expense

The Company’s statutory financial statements were prepared under UK GAAP thus, no cost is accrued for certain share options awarded to employees where the exercise price is equivalent to the market value at the date of grant or where

Baltimore Technologies

Financial Review

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

At 31 December 2003, the Group had a number of share-based compensation plans, which are described in note 22. The Group recognises compensation costs for US GAAP purposes in accordance with the requirements of APB Opinion No. 25.

A difference of £0.3 million arises in the year ended 31 December 2003.

(c) Difference arising on disposal of businesses

Difference in loss/gain on disposal of businesses is a result of the differences between assets and liabilities under UK GAAP and under US GAAP and the reversal of the goodwill under UK GAAP arising from acquisitions before 1 May 1997. Under US GAAP, in 2003, the Company recognised the foreign exchange translation adjustment relating to the disposal of Selected Access for £172,000, Management Services and OmniRoot for £288,000 and PKI for (£3,761,000). Under US GAAP, in 2002, the Company recognised the following differences on disposals. On the disposal of Australia, balance of goodwill and intangible GAAP difference remaining of (£40,000), revenue GAAP difference remaining of £114,000 and foreign exchange translation adjustment relating to the disposal of (£40,000). On the disposal of Japan, balance of goodwill GAAP difference remaining of £1,298,000 and foreign exchange translation adjustment relating to the disposal of (£1,064,000). On the disposal of Content balance of goodwill and intangible GAAP difference remaining of (£250,000) and foreign exchange translation adjustment relating to the disposal of (£526,000).

(d) Reinstatement of investment

Effective 31 March 2002 the Company reduced its holding in Baltimore Technologies Japan KK (BTJ), a Japanese corporation, from 62.38% to 19%. At that point, the holding in BTJ took the form of an investment. The value of this investment was £2,088,000. The investment was held by Baltimore Technologies PLC. The value of the investment in the Group balance sheet was impaired to £nil in 2002, under UK and US GAAP, because the economy in Japan was weak, BTJ was suffering serious losses and we had experienced non payment of debts from Japan. The value was reinstated as at 31 December 2003, under UK GAAP, due to ongoing negotiations from the sale of the Company’s holdings to beTRUSTed. Under US GAAP, an equity investment that is written down to fair value (nil) for other-than-temporary impairment, which creates a new cost basis, shall not be changed for subsequent recoveries in fair value

Detail of significant differences between UK GAAP and US GAAP which affect the Group’s net income/(loss) and shareholders’ equity are set out in note 28.

Liquidity and Capital Resources

Historically, the Company has financed its operations primarily through operating cash flow, private and public offerings of equity securities and short- and medium-term loans. As at 31 December 2003, the Company had no finance lease obligations (a decrease of £0.1 million from the year ended 31 December 2002) and had no loan commitments with the exception of the convertible loan notes detailed below. The Company does, however, have a number of leases for properties that are on-going. The major leases are on properties in the United Kingdom and Ireland. To the extent that they are not covered by sub-leases, these leases have been provided for in the financial statements. Details may be found in notes 18 and 24 to the consolidated financial statements.

At 31 December 2003, net cash totalled £24.7 million as compared to £17.9 million at 31 December 2002. The cash is held in various currencies including US dollars, sterling, euros and Canadian dollars. In the six months to 30 June 2003, prior to the programme of divestment, the cash outflow from operating activities was £3.5 million. For the year ended 31 December 2003, the cash outflow from operating activities was £12.3 million, while the Company received cash of £15.7 million from its disposals through the year. The cash consideration received for the disposals made throughout the

Baltimore Technologies

Financial Review

year to 31 December 2003 may be found in note 13 to the consolidated financial statements. The net cash flow before financing for the year ended 31 December 2003 was therefore a cash inflow of £8.4 million compared to a cash outflow at the half year of £3.4 million. To date the Company has not used financial instruments to hedge its exposure to interest rate or foreign exchange fluctuations.

As of the sale of the core PKI business on 2 December 2003, the Company has had no operating business and no income from operations. The Company has been resolving its remaining liabilities and trying to monetise its non-cash assets as well as actively reviewing the strategic options available to the Company. As of 31 March 2004, the Company’s employees have been reduced to 10. On 31 March 2004, the Company announced its New Business Strategy and changes to its executive team and Board of Directors.

The principal activities of the Company are currently seeking and evaluating Strategic Targets in order to implement its New Business Strategy including any changes to such Strategy. The Company intends to focus on Strategic Targets that have current operations and are cash generative in year one and to utilize the cash resources of the Company so as to establish and build a business generating positive cash flow as soon as reasonably practicable. Accordingly, the Company believes the cash on hand is sufficient for the Company’s present requirements, provided, however, that the Company may need to raise additional capital in connection with the business of any Strategic Target or in the implementation of its New Business Strategy, in which case it may seek to do so through a combination of borrowings and/or issuances of additional equity. The Company cannot be certain that it will be able to raise any additional capital on commercially reasonable terms or at all.

As at 31 December 2003, the principal commitments consisted of loan notes in connection with the acquisition of Baltimore Technologies Limited of £0.2 million maturing in 2004 and operating lease requirements.

The Company does not have any off-balance sheet borrowings.

	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	£000	£000	£000	£000	£000

Contractual obligations
Convertible unsecured loan notes	174	174	–	–	–
Operating lease obligations	21,682	1,793	4,409	3,457	12,023

There is no restriction on the transfer of funds from subsidiaries to the Company.

Quantitative and Qualitative Disclosures About Market Risk

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed are:

•	interest rates on debt and cash deposits; and
•	foreign exchange rates.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets and in any future operations of the Company.

Interest Rates

The Company holds cash of £24.7 million mainly held in interest bearing deposit accounts. A 1% change in interest rates would impact interest income by approximately £247,000 per annum.

As the Company has no variable rate debt and only £0.2 million of fixed rate debt outstanding at 31 December 2003, we do not expect fluctuations in interest rates to have any material impact on debt. Fixed rate debt outstanding at 31 December 2003 has a carrying value of £0.2 million (and a fair market value of £0.2 million).

Baltimore Technologies

Financial Review

The analysis for the year ended 31 December 2002 was as follows:

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

Weighted average interest rates have not moved significantly in 2003 compared to 2002. Decreased interest rate exposure is due to the decreased level of debt of the Company.

Upon any change in its debt and overall financing strategies in connection with any Strategic Target or otherwise, relating to the New Business Strategy, the Company will re-establish its policy on management of any related finance costs.

Foreign Exchange

Substantially all of the Company’s revenue and expenses during the year ended 31 December 2003 and the years ended 31 December 2002 and 31 December 2001 were denominated in the functional currency of the country in which they were generated. To the extent that the Company retains its operations in Europe, North America and the Asia/Pacific region, revenue and expenses will continue to be generated in local currencies. The Company intends to use foreign currency cash flows to pay similarly denominated expenses to the extent available, although it cannot be certain that it will generate sufficient cash flows in the proper currencies to implement this strategy. The Company anticipates that, in some instances, it will generate foreign expenses prior to generating associated foreign revenue.

To date, the Company has not used foreign currency hedging transactions because its exposure to foreign exchange fluctuations has been limited. The Company will re-establish its policy on control of foreign exchange risks in the light of the mix of currencies for the costs and revenues of any Strategic Target or relating to its New Business Strategy.

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

Operations outside the United Kingdom accounted for £14.1 million of the Company’s consolidated operating loss for the year ended 31 December 2003 while the United Kingdom operations accounted for £5.0 million as analysed in note 2(c) to the consolidated financial statements. As currency exchange rates change, translation of the income statements of the Company’s international businesses into British pounds affects year-to-year comparability of operating results.

Changes in currency exchange rates that had the largest impact on translating the Company’s international operating profit in 2003 include the US dollar and Euro.

The Company estimates that a 10% adverse change between the British pound and the US dollar foreign exchange rate would impact on reported operating results for the 12 months ended 31 December 2003 by approximately £0.7 million. The Company estimates that a 10% adverse change between the British pound and the Euro foreign exchange rate would impact on reported operating results for the 12 months ended 31 December 2003 by approximately £0.5 million. Following the disposal of all of its operating businesses, the Company has limited exposure to British pound to US dollar exchange rate fluctuations.

The equivalent analysis for the year ended 31 December 2002 was as follows:

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

Baltimore Technologies

Financial Review

RISK FACTORS

In addition to the other information in this Annual Report and Form 20-F for the year ended 2003 (“Form 20-F 2003”), the following risk factors should be considered carefully in evaluating the Company and its business and taking into account the Company’s announcement on 31 March 2004 of its New Business Strategy. This Annual Report on Form 20-F 2003 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All forward-looking statements included in this Annual Report on Form 20-F 2003 are based on information available to the Company on the date hereof and assumptions which the Company’s management believes are reasonable, and the Company assumes no obligation to update any such forward-looking statements. These forward-looking statements involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Annual Report on Form 20-F 2003.

Factors that may affect the Company’s business

The Company’s business model has changed and is about to undergo a further total change.

From 1991 to 2000, the Company’s business model changed from initially being primarily a manufacturer and developer of hardware information security products and services for the finance and government markets in the United Kingdom to that of being an international provider of software based electronic security solutions and managed services. During 2002 and 2003, the Company divested itself of all of its operating businesses. Over the last six months, the Company has been reviewing the strategic options available to the Company: a Members’ Voluntary Liquidation or becoming involved in another business through a Strategic Transaction.

On 31 March 2004, the Company announced that it had concluded the review of its strategic options by adopting the New Business Strategy based on building a leading business focused on the provision of commercially competitive environmentally acceptable energy solutions to industrial and commercial consumers. On 31 March 2004, the Company also announced the New Appointments in order to implement its New Business Strategy. Implementing the New Strategy will most likely require the Company to select one or more Strategic Targets in order to establish an operational team experienced in energy markets (including renewables, price structuring and finance). The New Business Strategy is preliminary and since it is addressing an emerging and growing market opportunity, the degree of dynamics is high and a re-evaluation of the opportunity might occur in the short to medium term. Also, other existing energy or financial businesses may decide to follow a strategy similar to that of the Company’s New Business Strategy and the resulting competitive pressures may adversely affect revenues and the opportunities for growing the business. The Company may come under cost pressures and experience staff turnover as the outcome of those competitive pressures.

Depending upon the outcome of the Acquisitor EGM, there can be no assurances that the Company will continue to implement the New Business Strategy.

Senior management and the Board of Directors have recently undergone significant changes and may continue to do so.

On 31 March 2004, the Company announced the New Appointments to implement the New Business Strategy. The New appointments will be made with effect from the Commencement Date or in the case of Richard Eyre on 4 May 2004. David Weaver, former Managing Director Europe BP Gas, Power and Renewables, is appointed as Chief Executive. Alfredo Goyanes is appointed as Chief Financial Officer-Designate and with effect from the conclusion of the Acquisitor EGM on 6 May 2004 will assume the role of Chief Financial Officer on the retirement of Denis Kelly from his executive position at the Acquisitor EGM on 6 May 2004. James E Huston, John Uttley and Richard Eyre are appointed as non-Executive Directors (Richard Eyre with effect from 4 May 2004). Bijan Khezri, the Executive Chairman, will retain the role of Chairman in a non-Executive capacity and will step down from the post of Chief Executive to make way for David Weaver. Denis Kelly will retire as an Executive Director at the 2004 Acquisitor EGM but continue as a non-Executive Director from that date until the conclusion of the 2004 AGM. George Powlick, non-Executive Director and Simon Enoch, non-Executive Director, will retire as Directors at the Acquisitor EGM on 6 May 2004.

On 22 March 2004, the Company received at its registered office Acquisitor’s requisition for the Acquisitor EGM in order for the shareholders to consider their proposal to replace the entire Board of Directors of the Company and to nominate an interim Chief Executive, Finance Director and three non-Executive Directors. If Acquisitor is successful in implementing its agenda at the Acquisitor EGM, there will be an entirely new management team and Board of Directors.

In addition, any Strategic Transaction may cause management and/or directors to resign or be removed. Such significant changes in senior management and the Board of Directors present a number of risks, including the difficulty

Baltimore Technologies

Financial Review

of predicting the performance of the new directors and officers and the potential for disruption of the Company’s policies and strategies, including the implementation of the New Business Strategy.

The Company depends on the services of its senior management and directors.

The Company depends on its senior management team and directors. Its ability to implement the New Business Strategy and to effect a Strategic Transaction will depend upon the efforts of these individuals. The Company currently does not maintain key man life insurance for any of its officers or key employees. The loss of the services of any member of the Company’s senior management team or directors could have a material adverse effect on the New Business Strategy and the Company’s business objectives.

Success of the Company’s business depends upon acquiring a Strategic Target; the Company has no binding agreement with any Strategic Target.

The Company’s success will depend on consummating Strategic Transactions with Strategic Targets. One Strategic Target may not be sufficient to operate a sustainable business and the Company may have to complete a series of Strategic Transactions in order to competitively establish the New Business Strategy. Subsequent to any Strategic Transaction, the Company’s success will depend greatly on the operations, financial condition, and management of the identified Strategic Targets. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a Strategic Target to have achieved. Although potential Strategic Targets may exist at various stages of development, the Company currently intends to initially focus on Strategic Targets that have current operations and are cash generative. There can be no assurances that it will be able to successfully identify a Strategic Target of this nature.

It is possible the Company may encounter competition from other entities having business objectives similar to its own. Some of these entities may be well-established and have greater financial and other resources than the Company and be better able, should they wish to carry out Strategic Transactions.

While management may have considered possible Strategic Targets, the Company has not performed any due diligence of a particular Strategic Target as of 15 April 2004 and has no binding agreement with any Strategic Target.

The Company may be unable to ascertain risks relating to any Strategic Targets of the business sectors in which any Strategic Target operates.

The New Business Strategy identifies a business sector and a business model for the operation of the Company’s business. The Company has not selected any particular Strategic Target on which to concentrate a Strategic Transaction. Accordingly, there is no basis to evaluate the possible merits or risks of any Strategic Target or the particular business sector in which any Strategic Target may ultimately operate, and therefore risks of a currently unascertainable nature may arise when a specific Strategic Target is chosen. The Company may not be successful in identifying capital needs, or potential from growth, expansion, profit, perceived public recognition or acceptance of products, services or trades of any Strategic Target. For example, to the extent that the Company effects a Strategic Transaction with a financially unstable company or an entity in its early stage of development or growth, the Company will become subject to numerous risks inherent in these types of companies. In addition, to the extent that the Company effects a Strategic Transaction with an entity in a business sector characterised by a high level of risk, it will become subject to the current unascertainable risks of that business sector. Although management will endeavour to evaluate the risks associated with any Specific Target and its related business sector, there can be no assurance that the Company will properly ascertain and evaluate all such risks (including issues relating to integrating one or more Strategic Targets or any present or future government regulations or restrictions relating thereto).

The Company may need to raise additional capital in the future and may be unable to do so on acceptable terms. This could limit the Company’s ability implement its New Business Strategy and grow.

The New Business Strategy is currently based on an incremental use of the Company’s cash resources particularly in relation to consummating a Strategic Transaction with a Strategic Target. Depending upon the business of a Strategic Target, cash generated from operations may be insufficient to satisfy the Company’s liquidity requirements, or if the Company’s estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate, the Company may need to raise additional funds. The Company may also need to raise additional funds, or may seek to take advantage of any capital raising opportunities, to finance expansion plans, develop or acquire new services, enhance its existing service or respond to competitive pressures. The Company cannot be certain that it will be able to obtain

Baltimore Technologies

Financial Review

additional financing on commercially reasonable terms or at all, which could limit its ability to carry out its business plan and grow, or that any such additional financing, if raised through the issuance of equity securities, will not be dilutive to the Company’s existing shareholders.

Current shareholders of the Company may be diluted upon acquisition of a Strategic Target or upon a capital increase.

The Company is currently authorised to issue up to an additional 17,836,300 ordinary shares representing 33.33% of the current issued share capital of the Company. The Company has no commitments as of this date to issue any of these shares. To the extent that additional shares are issued in connection with or following a Strategic Transaction, the Company’s shareholders would experience dilution of their respective ownership interests. Additionally, if the Company issues a substantial number of shares in connection with, or following, the acquisition of a Strategic Target, a change in control may occur. Furthermore, the issuance of a substantial number of shares may adversely affect any prevailing market prices for the Company’s shares and could impair the Company’s ability to raise additional capital through the sale of its equity securities.

In addition the Company has the right to issue 5% of its outstanding share capital at any time for cash without first offering such shares to shareholders. There may be potential investors considering an investment in the Company prior to any Strategic Transaction.

The Company’s historical financial performance and operating results are no basis for evaluating the Company’s prospects.

The Company’s historical financial performance and operating results relate to the Company’s previous operating businesses and are not meaningful to its success in connection with its New Business Strategy and you should not rely upon them as an indication of its future performance. The Company will not achieve any revenues until, at the earliest, it has completed an acquisition of a Strategic Target and the Company cannot ascertain its capital requirements until such time.

There have been, and may continue to be, doubts as to the Company’s ability to continue as a going concern.

The financial statements have been prepared assuming that the Company will continue as a going concern. As the Company has now divested its businesses, the Company has limited resources and currently no revenues from operations and its ability to continue as a going concern depends on identifying new business opportunities or Strategic Targets.

The Company has a history of losses.

The Company has recently experienced substantial net losses (operating loss year to 31 December 2003: £19.1 million; 31 December 2002: £58.8 million; year to 31 December 2001 £663.9 million) due to its investment in research and development, marketing and sales channels, as well as its change in focus from providing primarily hardware to providing primarily licences. The Company has now disposed of all its operations and will not achieve any revenues until it acquires a Strategic Target. Moreover, there can be no assurance that any Strategic Target, at the time of the consummation of a Strategic Transaction, or at any time thereafter, will derive any material revenue from its operations or operate in a profitable manner. In addition, there is a risk that the Company’s operations, after it has acquired a Strategic Target, may not achieve the revenue growth that would be commensurate with the New Business Strategy.

Government regulation and other requirements may restrict the Company’s business.

The New Business Strategy is expected over time to result in the Company engaging in activities in a number of principal European Union energy markets. Depending upon the business of any Strategic Target, the Company may become subject to significant government regulation in a number of countries. Regulatory and other government requirements are likely to change in ways which the Company is unable to predict. This may result in decreased demand for the Company’s services, additional costs and/or time-consuming approval or compliance procedures in connection with the business of any Strategic Target.

The Company does not expect to undertake activities in the near term which will require it to be directly regulated for example as a generator or supplier of electricity or gas. It may assume such roles when its core activities are established as part of a future stage in its strategy.

Baltimore Technologies

Financial Review

The Company may be deemed to be an investment company and may suffer material adverse consequences.

During 2002 and 2003, the Company entered into a number of transactions pursuant to which it divested itself of certain operating businesses. On 2 December 2003, the Company completed the sale of its core operating business and as of such date has had no operating business. The Company’s principal activities currently involve actively seeking new operating businesses through the consummation of Strategic Transaction in order to implement the New Business Strategy. The principal assets of the Company are cash. If the Company invests its assets in other than cash, cash items or other permissible items, the Company could be deemed to be an investment company as defined in the Investment Company Act of 1940. The Company believes that its anticipated principal activities, which will be acquiring control of an operating company, will not cause it to be deemed an investment company. Nevertheless, there can be no assurances that the Company will not be deemed to be an investment company, particularly during the period prior to consummation of a Strategic Transaction. If the Company is deemed to be an investment company, there could be material adverse consequences to the Company, including certain restrictions on certain activities of the Company.

Risks relating to ownership of the shares and American Depositary Shares (“ADSs”)

The Company may terminate its ADS program and, if SEC rules permit, cease filing periodic reports with the SEC. If it does so, ADS holders will receive either cash or ordinary shares in exchange for ADSs. There is no assurance as to the amount of cash ADS holders may receive. If ADS holders receive ordinary shares, there will be no domestic market for them, and ADS holders may have significantly less access to information about the Company, which may affect the liquidity and trading prices of the ordinary shares.

The costs of maintaining a listing of the Company’s ordinary shares on the London Stock Exchange and maintaining the ADS program in the United States, including the cost of preparing accounts in accordance with two separate bodies of accounting principles, hiring separate counsel to advise the Company on the obligation in each jurisdiction, filing appropriate reports and accounts, and other related costs, are extensive in comparison to the size of the Company after its divestiture of its operating businesses. Thus, the Company has been making significant efforts to reduce these costs wherever possible. As a part of these efforts, on 30 September 2001, the Company de-listed its ADSs from trading on the NASDAQ National Market. Since that date, the ADSs have been quoted on the Over-the-Counter Bulletin Board. The Company has, and may continue to, study the possibility of terminating its ADS program in an effort to further reduce or eliminate unnecessary costs.

If the Company terminates its ADS program, ADS holders will have the option of receiving, from the Depositary Bank holding the ordinary shares underlying the ADSs, such number of ordinary shares in the Company represented by your holdings of ADSs. The Company will instruct the Depositary Bank to sell any ordinary shares, not so exchanged by a specified date, in the open market. Thus, if by the specified date you have not exchanged your ADSs for shares, you will receive a pro-rata distribution of the proceeds of the sale of the ordinary shares underlying the ADSs. The Depositary Bank will be under no obligation to seek any particular price or the best possible price for the shares, and there can be no assurance that the Depositary Bank will be able to sell the shares at a favorable price.

Ordinary shares distributed in exchange for ADSs will not be quoted on the Over the Counter Bulletin Board. Thus, if you elect to receive ordinary shares in exchange for your ADSs, the shares will only be tradable on the London Stock Exchange. In addition, as a result of the termination of the ADS program, the number of holders of ordinary shares resident in the United States may decrease to such a level that the Company will no longer be required to file its annual and other reports with the SEC. In this case, the Company intends to cease filing such reports. As a result, public information related to the capitalization, cash flows, net income and results of operations of the Company may not be readily available to US holders of the ordinary shares or to other investors in the United States. The absence of a trading market in the United States and the lack of available information about the Company may affect the liquidity and trading prices of the ordinary shares.

The price of the Company’s shares and ADSs may be volatile and may decrease significantly below the purchase price paid by a holder.†

The market price of the Company’s shares, as quoted on the London Stock Exchange, has been highly volatile since it listed its shares on the London Stock Exchange Alternative Investment Market in September 1995. For example, the Company’s share price has fluctuated from a low of £0.20 to a high of £13.75 since October 1998. Similarly, the market

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Financial Review

price of its ADSs has fluctuated from a low of $0.04 to a high of $43.80 since November 1999. Thus, the market price of the Company’s shares and ADSs is likely to remain highly volatile. In addition to general factors, the following specific factors may have a significant effect on the market price of the Company’s shares and ADSs:

•	the Company’s recently announced New Business Strategy;
•	the events surrounding Acquisitor’s desire to replace the current management and Board of Directors of the Company;
•	the Company’s ability to acquire a Strategic Target;
•	fluctuations in its operating results due to the implementation of the Company’s New Business Strategy in connection with the acquisition of any Strategic Target;
•	speculation regarding acquisition of Strategic Targets; and
•	regulatory and other governmental actions specific to the business sector in which any Strategic Target operates.

As a result, holders may not be able to resell their shares or ADSs at or above their purchase prices. In addition, the Company’s ADSs have been delisted from the Nasdaq National Market. The ADSs are now traded on the Over-the-Counter Bulletin Board and are thus less liquid than when they were listed on the Nasdaq National Market. The holders of the Company’s ADSs may find it more difficult to obtain current quotations concerning the market value of the ADSs, and may also experience greater difficulties in attempting to buy or sell the ADSs than when they were quoted on the Nasdaq National Market.

There may be less access to information about the Company and less opportunity to exercise rights as a shareholder for a person holding ordinary shares through ADSs.

There are risks associated with holding the Company’s ordinary shares through ADSs, as it is a public limited company incorporated under the laws of England and Wales. The Company is subject to the Companies Act and to its charter documents, which are known in the United Kingdom as the Memorandum and Articles of Association. The rights of a holder of ADSs will differ in various ways from a shareholder’s rights, and may be affected in other ways, including:

•	holders may not be entitled to vote;
•	holders may not be able to participate in rights offerings, open offers or dividend alternatives;
•	holders may not receive copies of reports and may have to go to the office of the depositary to inspect any reports issued;
•	the deposit agreement may be amended by the Company and the depositary, or may be terminated by the Company or the depositary, without the holder’s consent in a manner that could prejudice his rights; and
•	the deposit agreement limits the Company’s obligations and liabilities and those of the depositary.

It is possible that the Company may become a passive foreign investment company (PFIC) for US federal income tax purposes, which could result in negative tax consequences to holders of shares or ADSs.

The Company may currently be, or, in the future may become, a passive foreign investment company, or PFIC, for US federal income tax purposes. This determination is based on the projected composition of the Company’s income and valuation of its assets. Whether or not the Company is a PFIC is a factual determination made annually and thus subject to change. If the Company becomes a PFIC, US holders of its shares or ADSs may become subject to adverse US federal income tax consequences.

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

Baltimore Technologies

Directors and Executive Officers

Directors and Executive Officers at 31 December 2003

The following table provides information regarding the Company’s Directors and Executive Officers at 31 December 2003.

Board of Directors and Executive Officers	Age	Position	Due for re-election by Shareholders

Bijan Daniel Khezri(1)(4)	34	Director, Executive Chairman	2005
Denis Paul Kelly(4)	38	Director, Chief Financial Officer and Company Secretary	N/A
John Patrick Cunningham(1)(2)(3)(4)(5)	66	Director (non-Executive) Senior Independent Director (to 31.12.03)	N/A
Andrew Nicholas Hunt(1)(2)(3)(4)	50	Director (non-Executive) Senior Independent Director (from 1.1.04)	2004
Simon Jocelyn Enoch(1)(2)(3)	44	Director (non-Executive)	N/A
George Wayne Powlick(1)(2)(3)	36	Director (non-executive)	N/A

(1)	Member of Nominations Committee
(2)	Member of Audit Committee
(3)	Member of Remuneration Committee
(4)	Member of Risk Management Committee
(5)	Resigned from Board with effect from 31 December 2003

Bijan D. Khezri is German, and was appointed Executive Chairman in November 2003, following his appointment as Chief Executive in October 2001 after having rejoined the Company as a non-Executive Director in July 2001. Mr Khezri will step down from his duties as Chief Executive and resume the role of Chairman upon the appointment of Mr David Weaver as Chief Executive which takes effect from the Commencement Date. Mr Khezri initially joined the Board of Baltimore Technologies as a non-Executive Director in 1998 and assumed executive responsibility for corporate strategic development in October 1999. He played a central role in the initial public offering of Zergo Holdings on the London Stock Exchange in July 1998, the acquisition of Baltimore Technologies Limited in January 1999, the listing on NASDAQ in October 1999, the acquisition of CyberTrust in the US in January 2000, and the acquisition of Network Solutions Japan to form Baltimore Technologies Japan in March 2000. In May 2000, he gave up his executive responsibilities and left the Company as a non-Executive Director in November 2000. Since 1998, Mr Khezri has been a member of the supervisory board of Jetter AG, listed on the Frankfurt Stock Exchange. Between September 2000 and November 2001 he served as a non-executive Director of UK-based Rubus Ltd, an e-business consultancy. Between June 1999 and March 2001 he served as a Board Director of VPNet Technologies (now part of AVAYA Corporation; NYSE: AV), a Silicon Valley-based network security company. Mr Khezri studied law at Bonn University in Germany and graduated in international economics from the Geneva-based Institut Universitaire de Hautes Etudes Internationales. Mr Khezri started his career in equity capital markets in London.

Denis P. Kelly is Irish and joined Baltimore Technologies in 1998. He was appointed Chief Financial Officer and Company Secretary on 1 December 2003, having served as Executive Vice President Global Business Operations since October 2001. Mr Kelly will retire his executive position as Chief Financial Officer and Company Secretary at the Acquisitor EGM on 6 May 2004 and as a Director at the 2004 AGM will not stand for re-appointment to the Board. Mr Kelly has over 10 years experience working in senior finance positions in the IT industry. Prior to joining Baltimore, he was European Financial Controller at CSK Software, a software development division of CSK International, where he was responsible for 8 European subsidiaries. From 1992 to 1995 he acted as Financial Controller at Quay Financial Software, a leading supplier of dealing room software systems. He holds a Bachelor of Commerce Degree from University College Galway and also a Master of Business Studies Degree.

John P. Cunningham is American and served as a non-Executive Director since August 2000. He served as Senior Independent non-Executive Director from September 2001, and as Chairman of the Audit and Risk Management Committees from May 2002. Mr Cunningham served as Chairman of the Nominations and Remuneration Committee from November 2003. Mr Cunningham retired from the Board on 31 December 2003. Mr Cunningham serves as a Director of Smart Disk Corporation. He has served as Senior Vice President and Chief Financial Officer of Citrix Systems Inc., a global leader in application server software and services. Prior to joining Citrix, he served as Executive Vice President and CFO of Wang Global. Mr Cunningham’s executive experience also includes the presidency of Boston Optical Fibre and he held the position of Executive Vice President and CFO of Whirlpool Corporation and Maytag Corporation. He is an acknowledged expert on the technology sector having spent over 25 years at IBM Corporation. Mr Cunningham earned his MBA at New York University and his Bachelor’s degree from Fordham University.

Baltimore Technologies

Directors and Executive Officers

Andrew N. Hunt is British and joined the Board of Baltimore Technologies on 4 December 2003, and became Senior Independent non-Executive Director and Chairman of the Audit, Remuneration and Risk Management Committees from 1 January 2004. After working in strategic consultancy with the Boston Consulting Group and in corporate finance with County NatWest, Mr Hunt has developed a successful career in turnaround management. Mr. Hunt was a consultant to EIM between January 2001 and October 2003, and served as a Director of Bellford Limited between April 1999 and January 2001. He has held senior executive management, CEO and Board positions within private and publicly listed companies in a wide range of sectors including industrial services, manufacturing and healthcare. Mr Hunt has held a directorship with the publicly quoted company Roxspur plc. Currently he is a Director of the Turnaround Management Association, a founder member of the Society of Turnaround Professionals and a director of The Interim Partnership. Mr Hunt holds a BA (Hons) (Chemistry) and a D.Phil. from Oxford University and an MBA from Manchester Business School. Mr Hunt, having been appointed to the Board during the year, will retire at the 2004 AGM and, being eligible, will offer himself for re-appointment.

Simon J. Enoch is British and has served as non-Executive Director since August 2003, and as a consultant from August 2003 through 31 March 2004. Mr Enoch served as the Company Secretary and General Legal Counsel to Baltimore from August 1998 until joining the Board in August 2003. Mr Enoch will retire as Director at the Acquisitor EGM on 6 May 2004. He is Company Secretary of Kesa Electricals plc, a company listed on the London and Paris Stock Exchanges. From October 1994 until December 1997 he was Company Secretary and Group Legal Advisor for Central Transport Rental Group plc, a transport company listed on the London Stock Exchange and the New York Stock Exchange. Prior to this, Mr Enoch was Company Secretary of B&Q plc from 1992 to 1994 and before then, Company Secretary of Chartwell Land plc from 1989 to 1992. He is a qualified solicitor.

George W. Powlick is American and has served as a non-Executive Director since August 2000. Mr Powlick will retire as Director at the Acquisitor EGM on 6 May 2004. Since February 2000, Mr Powlick has been a Managing Director of Doughty Hanson & Co., a leading independent European private equity firm and co-head of Doughty Hanson Technology Ventures, a technology investment fund. With extensive experience in technology, venture investments and acquisitions, Mr Powlick has successfully completed transactions with leading technology companies in both Europe and the US including an investment in Baltimore Technologies. Prior to joining Doughty Hanson & Co.; from 1994 he was head of Intel Corporation’s Strategic Investments and Acquisitions Group in Europe where he was responsible for making strategic investments, acquisitions and developing new business opportunities for Intel. Mr Powlick holds an MBA from The Anderson School at UCLA and a BS degree from the University of California, Berkeley. Mr. Powlick currently serves as a Director on the Board of several private companies.

Re-election of existing Directors at the 2004 AGM

Mr Hunt has been a member of the Board since his appointment on 4 December 2003 and became Senior Independent non-Executive Director and Chairman of the Audit, Remuneration and Risk Management Committees. After formal performance evaluation the Board believes that Mr Hunt will continue to be an effective and valued member of the Board, that it is appropriate for him to be re-appointed to the Board at the 2004 AGM, and to continue as Senior Independent non-Executive Director.

Directors and Executive Officers appointed since 1 January 2004

The following table provides information regarding the Company’s Directors and Executive Officers whose appointments were announced on 31 March 2004 (such appointments to become effective from the Commencement Date, or if later, in the case of Richard Eyre 4 May 2004).

Directors appointed since 1 January 2004	Age at 31 December 2003	Position

David W. Weaver	53	Chief Executive and Executive Director
Alfredo Goyanes Vilar	43	Chief Financial Officer (designate) and Executive Director
Richard Eyre	49	Non-Executive Director
James E. Huston	60	Non-Executive Director
John R. Uttley	58	Non-Executive Director

David W. Weaver is British and will serve with effect from the Commencement Date as Chief Executive Officer of the Company. He joins Baltimore from BP plc where he held the position of Managing Director Europe, BP Gas and Power, a $1 billion turnover business. In this role Mr Weaver built a highly successful business from a green field start, establishing BP’s largest power marketing operation and pioneering their entry into the wind power renewables business. Prior to joining BP, Mr Weaver was President and CEO of Europe for Duke Energy International, one of USA’s largest power enterprises.

Baltimore Technologies

Directors and Executive Officers

From 1995 until 1999 Mr. Weaver was Chief Executive Officer, International based in Singapore for CMS Gas and Energy Inc, a major US energy utility and a New York Stock Exchange quoted power business, where he is credited with a successful turnaround of a loss making Asian business. Mr. Weaver’s executive experience also includes Managing Director of Mission Energy Asia, and General Manager of Scottish Power New Ventures where he established their market entry strategy into renewable energy in 1993. Mr. Weaver started his career with the Central Electricity Generating Board, and led one of the Government’s privatisation teams during the privatisation of the UK Electricity Supply Industry. He is a fellow of the Energy Institute and a founder Member of the Institute of Petroleum Engineers.

Alfredo Goyanes is Spanish. Mr Goyanes will serve as Chief Financial Officer-designate with effect from the Commencement Date and will be taking this appointment with effect from the Acquisitor EGM on 6 May 2004. He was Director of European Utilities Research for Lazard Capital Markets (London) from 1999 to 2003, where he advised on strategy, valuation, and regulation in the energy industry for investors and corporates. From his position as an equity analyst for Banco Santandor de Negocios he was appointed in 1987 as Head of Equity Capital Markets for Natwest S.A. (Madrid), a post he held until 1990. After 1990 he held a number of positions both in management and as adviser on market strategy for investment banks and broking firms, notably with Paribas Capital Markets (London) from 1994 to 1999. He set up his own consultancy practice in 2003 to advise corporate and financial investors on the energy sector. He holds an MBA in Finance from Columbia University, New York.

Richard Eyre is British and will serve as a non-Executive Director with effect from 4 May 2004. Mr Eyre has extensive experience of managing businesses and of corporate governance. He has a distinguished career in the field of media holding some major leadership roles. He was Chief Executive of Capital Radio plc from 1991 to 1997 during which time the value of the company grew fourfold. In 1997, on leaving Capital Radio he was appointed Chief Executive of ITV Network, at a challenging time when audiences were in serious decline. Under Mr Eyre’s leadership a new senior team was recruited which undertook a fundamental reworking and rebranding of ITV and its approach. He was Chairman and Chief Executive of Pearson Television during 2000 and Director of Strategy and Content for RTL Group until 2001. Mr Eyre has held non-executive posts since April 2001 which include RDF Media, 19 Entertainment, Digital Bridges and the Eden Project.

James E. Huston is American and will serve as a non-Executive Director with effect from the Commencement Date. Mr Huston has run a private strategic consulting business since 2003, advising some of the world’s leading renewable energy companies. Between March 2001 and July 2002 he was the Chief Executive Officer of the international water and renewable energy business of the Dutch utility Nuon NV. From 1994 to 2001 he worked for Cap Gemini Ernst and Young, where he created and managed the Eastern Hemisphere Utility Consulting practice of Gemini Consulting and created and ran their Power and Water Utility Global Market Unit on a worldwide basis. He held the position of Group Chief Knowledge Officer from 2000 to 2001. His early career included working as project manager for Stone and Webster Engineering Corporation which he joined in 1980 and left as a Vice President in 1994. Mr Huston holds a degree in Nuclear Engineering from the University of New Mexico.

John R. Uttley is British and will serve as a non-Executive Director and Chairman of the Audit Committee with effect from the Commencement Date. Mr Uttley has a wealth of knowledge in the energy sector, particularly in the electricity industry in which he has almost 30 years experience. He has extensive experience of corporate finance including equity, debt markets and bank financing. He has held several influential positions and was Finance Director of National Grid Group from 1990 to 1997 and as Finance Director of Central Electricity Generating Board from 1984 to 1990, where he acquired significant experience on the economics of different power generation options. Since 1997, he has focused on middle-sized and smaller companies in a portfolio of non-executive directorships, including as chairman of Stentor Communications plc, the Irish Telecoms Group, First Security Group Ltd, a manned security group backed by 3i, and as a non-Executive Director of Misys Independent Financial Advisory Services (now named Sesame plc) and Glasgow Prestwick International Airport. Mr Uttley holds a Masters of Arts degree in Physics from Oxford in 1967, and has been a fellow of the Chartered Institute of Management Accounts since 1971.

New Directors Terms of Engagement

Each of these new Directors take up appointment on the Commencement Date and will be required to re-submit themselves for re-appointment to the Board at the 2004 AGM.

David W Weaver: On 31 March 2004, the Company entered into a service contract with David Weaver (which was amended by a letter dated 9 April 2004) pursuant to which Mr Weaver is appointed as Chief Executive Officer of the Company with effect from the Commencement Date at a basic annual salary of £200,000, subject to annual review.

Baltimore Technologies

Directors and Executive Officers

The Service Agreement is terminable by the Company at any time prior to 30 June 2004 but, subject thereto, is thereafter terminable by either party by giving to the other 12 months written notice. At the discretion of the Remuneration Committee Mr Weaver will also be entitled to receive an annual bonus equal to 50% of his basic salary and the Company has agreed to recommend to the Trustees of the Company’s Share Award Plan that Mr Weaver receives awards under the Plan over 400,000 shares in the Company which may be exercised at nil cost in 4 equal instalments of 100,000 shares on the expiry of each period of 9 months following the Commencement Date. In addition benefits include premiums for life assurance, permanent health insurance cover, private medical cover for Mr Weaver and his family, 25 days paid annual holiday and participation in any pension scheme which may be established by the Company for its executives or to elect for contributions to be paid into his own personal pension fund. Neither the benefits nor the shares of restricted stock will come into effect until the 2004 AGM but will accrue from the Commencement Date. He is subject to 12 months’ restrictive covenants on soliciting customers or employees of the Company following termination of his employment and is subject to various general duties including as to maintenance of the confidentiality of the Company’s confidential information.

Alfredo Goyanes: On 31 March 2004 the Company entered into a service contract with Alfredo Goyanes (which was amended by a letter dated 9 April 2004) pursuant to which Mr Goyanes is appointed as Chief Financial Officer—Designate with effect from the Commencement Date at a basic annual salary of £130,000, subject to annual review. On conclusion of the Acquisitor EGM on 6 May 2004 Mr Goyanes will assume the position of Chief Financial Officer.

The Service Agreement is terminable by the Company at any time prior to 30 June 2004 but, subject thereto, is thereafter terminable by either party by giving to the other 12 months written notice. At the discretion of the Remuneration Committee Mr Goyanes will be entitled to receive an annual bonus equal to 50% of his basic salary and the Company has agreed to recommend to the Trustees of the Company’s Share Award Plan that Mr Goyanes receives awards under the Plan over 200,000 shares in the Company to be exercised at nil cost in 4 equal instalments of 50,000 shares on the expiry of each period of 9 months following the Commencement Date. In addition benefits include premiums for life assurance, permanent health insurance cover, private medical cover for Mr Goyanes and his family, 25 days paid annual holiday, and participation in any pension scheme which may be established by the Company for its executives to elect for contributions to be paid into his own personal pension fund. Neither the benefits nor the shares of restricted stock will come into effect until the 2004 AGM but will accrue from the Commencement Date. He is subject to 12 months’ restrictive covenants on soliciting customers or employees of the Company following termination of his employment and is subject to various general duties including as to maintenance of the confidentiality of the Company’s confidential information.

James E. Huston, Richard Eyre and John R. Uttley have each entered into letters of appointment with the Company dated 31 March 2004 (each of which was amended by a letter dated 9 April 2004) under which they have agreed to be appointed as non-Executive Directors of the Company with effect from the Commencement Date or, in the case of Richard Eyre 4 May 2004, for a fee of £30,000 per annum, such appointments to be for a period of 3 years from that date, subject to termination by either party during such period on not less than three months written notice. General duties appropriate to their position as non-Executive Directors are imposed on them under their appointments.

Bijan Khezri and Denis Kelly

The Company has entered into amended and restated compromise agreements with each of Bijan Khezri and Denis Kelly. Under the agreement with Mr Khezri, in lieu of his giving up his executive position on the Commencement Date and all other rights and claims under his service contract the Company will pay him a lump sum equivalent to the 12 months’ base salary, equal to his contractual notice period and his bonus entitlement, a total of £310,000. This sum does not include any compensation for loss of benefits or lapsing awards under the Company’s share option plan after July 2004, which would represent a value of approximately £100,000, based on the Company’s share price on 31 March 2004, the day of the Preliminary Results announcement. Under the agreement with Mr Kelly, in lieu of his giving up his executive position at the Acquisitor EGM on 6 May 2004 and all other rights and claims under his service contract, the Company will pay him a lump sum equivalent to 90% of his base salary and benefits for his 12 months’ contracted notice period plus his bonus entitlement, a total of £298,871. This sum therefore does not include any value attributed to 10% of such salary and benefits or lapsing awards under the Company’s share option plan after July 2004, which would represent a total value of approximately £20,000 based on the Company’s share price at 31 March 2004.

Andrew Hunt, George Powlick and Simon Enoch

Mr Hunt’s appointment has been restated with effect from 4 December 2003 when his appointment commenced, to conform to the terms of the new non-Executive Director appointments at an annual fee of £30,000. Mr Powlick has confirmed he will continue as a non-Executive Director until the Acquisitor EGM on 6 May 2004 on his existing terms and Mr Enoch has agreed to continue as a non-Executive Director until the Acquisitor EGM on 6 May 2004 for no additional fee.

Baltimore Technologies

Directors’ Report

The Directors present their report and financial statements for the year ended 31 December 2003.

Principal Activities

The Company announced on 31 March 2004 that it had concluded its review of the strategic options facing the Company and announced the New Business Strategy.

The principal activities of the Group comprised, until completion of the sale of the core PKI business on 2 December 2003, the provision of information security solutions by developing, marketing and supporting a set of software products and professional services that enable businesses to conduct secure communications and transactions over computer networks and the Internet. The principal activities of the Company currently involve seeking a Strategic Target and holding its interests in its principal subsidiaries and branches (a list of which are set out in note 12 to the consolidated financial statements).

The results of these trading activities are shown in the attached financial statements.

Business Review

A review of the Group’s operations and future developments and new strategy are contained in the Executive Chairman’s Report on pages 2 to 4 and in the Financial Review on pages 5 to 24.

Research and Development

Research and development was an integral part of the Group’s business until completion of the sale of the core PKI business on 2 December 2003, and considerable investment was made during the year. The amount of £6.3 million has been charged to the profit and loss account (31 December 2002: £11.1 million).

Dividend and Reserves

The Directors do not recommend the payment of a dividend (31 December 2002: £nil).

Creditor Payment Policy

Neither the Company nor the Group has followed any code or statement on creditor payment practice. The Company and the Group have agreed terms for their business transactions with suppliers. Payments have been made on these terms provided the supplier has met its obligations. The average payment period for the Group for the year based on the level of trade creditors at the year end was 30 days (31 December 2002: 40 days).

The Directors believe that it is more useful to present group figures because the Company itself does not undertake trading.

Share Option Schemes†

The Directors consider that carefully chosen share incentive plans for employees benefit the long-term growth of the Group.

The Company currently has 11 different Share Option Plans. As of 31 December 2003, the Company had granted options that may be exercised for up to 4,038,076 shares in total at a weighted average exercise price of £6.10 per share with exercise prices ranging from £0.01 to £95.97 per share. On 16 December 2002 the Company established the Baltimore Technologies Share Award Plan.

Further details of the Share Option Schemes are given in note 22 to the financial statements and in the Remuneration Report.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Directors’ Report

Directors’ and Executive Officers’ interests at 31 December 2003†

The Directors who held office at the end of the year and their interests in the shares of the Company were as follows:

	Ordinary Shares†
	31 December 2003	31 December 2002

B. D. Khezri	60,000	60,000
D. P. Kelly (appointed Chief Financial Officer and Director on 1 December 2003)	681	681
J. P. Cunningham(1) (4)	44,528	9,491
A. N. Hunt (appointed non-Executive Director on 4 December 2003)(2)(3)	–	–
G .W. Powlick (non-executive)(3)	44,028	8,991
S. J. Enoch (appointed non-Executive Director on 1 August 2003)	4,000	4,000

(1)	denotes senior independent director to 31 December 2003
(2)	denotes senior independent director from 1 January 2004
(3)	denotes independent director
(4)	resigned as a Director of Baltimore Technologies plc with effect from 31 December 2003

Mr Khezri and Mr Kelly were the only Executive Officers of the Company at 31 December 2003, and their shareholding is listed above.

Changes in Directors and Management prior to 31 December 2003

With effect from 1 August 2003, Simon Enoch resigned as Company Secretary and General Legal Counsel and was appointed as a non-Executive Director of the Board.

With effect from 1 August 2003, Philip Smith assumed responsibility for the role of Company Secretary in addition to his responsibilities as Chief Financial Officer.

With effect from 28 November 2003, Peter Morgan resigned as non-Executive Director and Chairman of the Board.

With effect from 28 November 2003, Bijan Khezri was appointed Executive Chairman in addition to his responsibilities as Chief Executive.

With effect from 28 November 2003, David Guyatt resigned as non-Executive Director of the Board.

With effect from 30 November 2003, John O’Sullivan resigned as Executive Vice President Engineering.

With effect from 30 November 2003, Philip Smith resigned as Director of the Company, Chief Financial Officer and Company Secretary.

With effect from 1 December 2003, Denis Kelly (formerly Executive Vice President Global Operations) was appointed Director of the Company, Chief Financial Officer and Company Secretary.

With effect from 4 December 2003, Andrew Hunt was appointed non-Executive Director of the Board (and became Senior Independent non-Executive Director of the Board on 1 January 2004).

With effect from 31 December 2003, John Cunningham resigned as non-Executive Director of the Board.

Changes in Directors and Management announced, subsequent to the year end, on 31 March 2004

With effect from the Commencement Date or in the case of Richard Eyre 4 May 2004, the following changes in Directors and Management take place:

Bijan Khezri resigned his Chief Executive responsibilities and became a non-Executive Director and Chairman of the Board.

David Weaver is appointed Chief Executive and a Director.

Alfredo Goyanes is appointed Chief Financial Officer-Designate and a Director.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Directors’ Report

John Uttley is appointed non-Executive Director of the Board and Chairman of the Audit Committee.

Richard Eyre is appointed non-Executive Director of the Board.

James Huston is appointed non-Executive Director of the Board.

George Powlick and Simon Enoch will retire at the Acquisitor EGM on 6 May 2004. Denis Kelly will retire from his role as Chief Financial Officer and Company Secretary at the Acquisitor EGM on 6 May 2004 and from his position as a Director at the 2004 AGM.

Transactions with Directors and officers since 1 January 2003†

On 23 May 2003, the non-Executive Directors were allotted shares of £0.01 each in the capital of the Company, following approval at the 2003 AGM that they should receive two-thirds of their annual fees for 2002 in shares, and one-third in cash. The allocation was as follows:

John Patrick Cunningham	35,037 ordinary shares
David Ashley Guyatt	35,037 ordinary shares
Peter William Lloyd Morgan	77,860 ordinary shares
George Wayne Powlick	35,037 ordinary shares

Employees

The Group encourages the full involvement of all employees by circulating regular information and holding Company events. Details concerning the Group’s performance, detailed summaries of the Group’s annual and interim financial statements and other relevant information are posted on the Company’s intranet and internet sites. The Group encourages awareness of its performance and the majority of the employees are participants in the share option schemes.

Donations

The Group has made no charitable contributions in the year. There were no donations made to any political party in the United Kingdom.

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

Baltimore Technologies

Directors’ Report

If it is appropriate to amend the Company’s Environmental Policy as a result of making a Strategic Transaction, then the Board will review and make appropriate amendments.

Going Concern

The financial statements have been prepared on a going concern basis. The Group recorded a profit for the year ending 31 December 2003. This was due largely to the profits on the disposal of businesses. The Directors have prepared and reviewed cash flow projections that show that the Group has sufficient cash to meet its commitments for the foreseeable future, that is, for at least the next twelve months from the date of this report; as the Group has divested its operating businesses, the Company currently has no revenues from operations and its ability to continue as a going concern depends on implementing its new strategy announced 31 March 2004 by acquiring a Strategic Target. The Board monitors performance against these projections closely and should any significant deviations occur, they will take the appropriate actions to restore the Groups’ cash position.

Impact of transition to International Financial Reporting Standards (IFRS) on consolidated group financial statements

For reporting periods beginning on or after 1 January 2005, the consolidated accounts of the Group must comply with International Financial Reporting Standards. Following the disposal of operations during the year, the Group no longer trades and has low ongoing operating costs. The Group is actively endeavouring to identify new business opportunities or strategic transactions. In view of this, the Directors believe that major differences between UK GAAP and IFRS do not currently exist. Any potential differences will need to be reconsidered following identification of business opportunities going forward.

Annual General Meeting

Notice of the Annual General Meeting for 2004 will be sent to shareholders in due course.

Auditor

KPMG Audit plc, has indicated its willingness to accept the re-appointment as auditor of the Company and an ordinary resolution proposing their re-appointment will be put to the Annual General Meeting.

By order of the Board

Denis Kelly

Company Secretary

Date: 16 April 2004

Registered office: Innovation House, 39 Mark Road, Hemel Hempstead, Hertfordshire HP2 7DN, United Kingdom

Baltimore Technologies

Corporate Governance

The Company has a policy of maintaining high standards of corporate governance in accordance with the Combined Code on Corporate Governance as published in July 2003 and incorporated in the Listing Rules of the Financial Services Authority.

Set out below is a statement of how the Group has applied the principles of the Combined Code on Corporate Governance and a statement concerning the Group’s compliance with the Code provisions.

Directors’ Statement on the application of, and compliance with, the Combined Code on Corporate Governance

The Company has, subject to the exceptions detailed below, complied with the detailed Corporate Governance provisions of the Combined Code incorporated into the Listing Rules for quoted companies throughout the 12 month period ended 31 December 2003.

•	The Board did not comply with provisions A.3.2 and B.2.1, until Mr Guyatt’s resignation as a non-Executive Director of the Board with effect from 28 November 2003. Mr Guyatt was not considered to be independent due to his being employed in an executive capacity as an Executive Vice President in the Company from October 2000 through to May 2001. Mr Guyatt was also a Director of Clearswift Corporation, in which the Company held an 11% shareholding until September 2003.
•	The Board does not currently comply with provisions A.3.2, B.2.2 and C.3.1, in that Mr Enoch is not considered to be independent because he was employed in an executive capacity as an Executive Vice President of the Company from December 1998 through to August 2003.
•	The Company is not in compliance with provisions A.2.1 and A.2.2 in so far as the post of Chairman is not separate from that of Chief Executive. This is because the Company has not, since the roles were combined, operated any trading activities of any significance. The Company will comply with these provisions from 8 April 2004 as referred to below.

Board of Directors

There is an effective and properly constituted Board of Directors which comprises of five Directors, three of whom are non-Executive. The post of Chairman is not separate from that of Chief Executive. The Board of Directors meets on average every four weeks and receives such information as is required to properly fulfill its duties. As the Company now does not operate any trading activities of any significance, all decisions that relate to the Company are made by the Board. All Directors have access to advice from the Company Secretary and independent professionals at the Company’s expense. Although there is no formal training programme, the Company provides Directors’ training as and when necessary. During 2003, no formal programmes were undertaken by the Directors.

All Directors are subject to re-appointment at a minimum every three years and, on appointment, at the first Annual General Meeting after appointment.

Board Balance

The balance and experience of the non-Executive and Executive Directors throughout 2003 was considered to be appropriate. At 31 December 2003 the Board comprised of three non-executive directors, two of which were deemed independent, the other being Simon Enoch, and two Executive Directors. Mr Enoch was invited to join the Board upon his departure from the Executive management team in August 2003, in order to benefit from his advice and expertise in particular with regard to the transactions in progress. The Company recruited Mr Hunt in December 2003 in anticipation of his taking over the role of Senior Independent non-Executive Director upon Mr Cunningham’s retirement from the Board on 31 December 2003. The Company did not seek to replace Mr Morgan or Mr Guyatt following their resignations in November 2003, since it was not considered necessary to maintain the size of the Board following the disposal of the core PKI business. Biographical details of the Board of Directors may be found on pages 25 to 26.

Biographical details of the new Directors may be found on pages 26 to 27.

Board Committees

The Board has delegated specific authority to five main Committees of the Board as set out below.

Baltimore Technologies

Corporate Governance

The Management Committee as at 31 December 2003

Management Committee

Bijan Daniel Khezri	Executive Chairman
Denis Paul Kelly	Chief Financial Officer and Company Secretary

The Management Committee deals with the operational aspects of the business of the Group not specifically reserved for the Board and the minutes of the Management Committee are reviewed by the Board.

Following completion of the disposal of the core PKI business in December 2003, the Management Committee comprised Mr Khezri and Mr Kelly, upon the departure from the Company’s Management Committee members Mr Kenneth Philip Smith (Chief Financial Officer), Mr John Patrick O’Sullivan (EVP Engineering), Mr Gavan Patrick Egan (SVP Global Alliances), Mr Patrick Jourdas (SVP EMEA Sales), Mr Patrick Joseph McLaughlin (SVP Chief Technology Director) and Miss Elaine Mary Treacy (SVP Marketing).

The Audit Committee as at 31 December 2003

Audit Committee

John Patrick Cunningham	Chairman
Andrew Nicholas Hunt
Simon Jocelyn Enoch
George Wayne Powlick

The Audit Committee comprises of all non-Executive Directors and meets at least four times a year. All members of the Audit Committee were present at the five meetings held during 2003. The Committee reviews the Group’s annual and interim financial statements, internal management, accounting policies and internal financial controls. The external auditors participate in the meetings of the Audit Committee and report on matters arising from their audit work.

Mr Simon Enoch joined the Board and Committee with effect from 1 August 2003. Mr Peter Morgan and Mr David Guyatt resigned from the Board and from the Committee with effect from 28 November 2003. Mr Andrew Hunt joined the Board and the Committee on 4 December 2003. Mr John Cunningham resigned from the Board with effect from 31 December 2003, and Mr Hunt assumed the position as Chairman of the Committee with effect from 1 January 2004.

The Nominations Committee as at 31 December 2003

Nominations Committee

John Patrick Cunningham	Chairman
Simon Jocelyn Enoch
Andrew Nicholas Hunt
Bijan Daniel Khezri
George Wayne Powlick

The Nominations Committee comprises of three non-Executive Directors and the Chief Executive and meets as and when necessary to consider the need to make new appointments to the Board. All members of the Nominations Committee attended the two meetings held during 2003. The Nominations Committee takes into consideration the knowledge and skills required by Executive and non-Executive Directors when making decisions relating to Board appointments.

Mr Simon Enoch joined the Board and Committee with effect from 1 August 2003. Mr Peter Morgan resigned from the Board with effect from 28 November 2003, and Mr Cunningham assumed the position as Chairman of the Committee. Mr Cunningham resigned from the Board with effect from 31 December 2003, and Mr Hunt joined the Committee and assumed the position as Chairman of the Committee with effect from 1 January 2004.

Baltimore Technologies

Corporate Governance

Risk Management Committee as at 31 December 2003

Risk Management Committee

John Patrick Cunningham	Chairman
Bijan Daniel Khezri
Andrew Nicholas Hunt
Denis Paul Kelly

The Committee meets at least four times a year to assess and manage the Company’s risk and reports to the Audit Committee thereon.

Mr Simon Enoch left the Committee upon his resignation from the Executive Management of the Company on 31 July 2003. Mr Philip Smith and Mr John O’Sullivan left the Committee following their resignations from the Company on 30 November 2003. Mr John Cunningham resigned from the Board with effect from 31 December 2003 and from that date Mr Hunt joined the Committee and assumed the position as Chairman of the Committee from 1 January 2004.

Remuneration Committee as at 31 December 2003

The Board’s report to the Shareholders on Directors’ Remuneration is set out on page 38.

Remuneration Committee

John Patrick Cunningham	Chairman
Andrew Nicholas Hunt
George Wayne Powlick
Simon Jocelyn Enoch

The Remuneration Committee meets at least once a year and is made up of independent non-Executive Directors and Mr Enoch. All of the members of the Remuneration Committee were present at the two meetings held during 2003. The Committee’s key role is to make recommendations to the Board on the Company’s framework of executive remuneration and its cost, and to determine on their behalf, specific remuneration packages for each of the Executive Directors including pension rights and any compensation payments.

Mr Enoch joined the Committee upon his appointment to the Board on 1 August 2003. Mr Peter Morgan resigned from the Board with effect from 28 November 2003 and from that date Mr Cunningham assumed the position as Chairman of the Committee. Mr David Guyatt left the Committee with effect from 28 November 2003. Mr Hunt joined the Committee upon his appointment to the Board on 4 December 2003. Mr John Cunningham resigned from the Board with effect from 31 December 2003. Mr Hunt assumed the position as Chairman of the Committee with effect from 1 January 2004.

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

The Board has reviewed the effectiveness of the internal control system in 2003. Where any significant weaknesses have been identified as a result of the reviews, new procedures are being put in place to strengthen controls.

The Turnbull report provided further guidance as to how the Combined Code principle on internal control should be applied in practice. The contents of this report have been carefully considered by the Board and procedures have been established to implement the guidance. There is a formal ongoing process which has been in place for the year under review and up to the date of approval of the annual report and financial statements for identifying, evaluating, managing and reviewing any changes in the risks faced by the business which operates under the direction of, and is regularly reviewed by the Board and accords with the guidance in this document.

Baltimore Technologies

Corporate Governance

Following reviews in 2002 the Directors had established a number of key procedures designed to provide effective internal control and risk assessment for the Group. These procedures were:

•	The Board had put in place an organisational structure with clearly defined lines of responsibility and delegation of authority to executive management. Individuals were formally made aware of their level of authority and their budgetary responsibility which allowed for the identification and monitoring of financial performance.
•	Executive managers were required to produce a business plan for approval prior to the beginning of each financial year and detailed financial forecasts were formally compiled half yearly and reviewed by the Board. Management accounts were produced each month and the financial results were measured against the business plan and the previous year to identify any significant variations.

The disposal of the Group’s businesses throughout 2003 has changed the focus of these procedures.

•	The focus of delegation authority has changed. The Group’s main asset is cash and executive management has focussed on appropriate controls over the disbursement of cash.
•	A business plan for the future of the business is being identified at Board level. The tracking of results against a business plan as described for 2002 is no longer appropriate.

Most of the internal control procedures put in place in previous years continue to be relevant.

•	The Board and the Risk Management Committee continue to review the major risks to the business on a regular basis. These are assessed and responsibility allocated to minimise them and ongoing review is incorporated into the business planning process.
•	The Group appoints experienced and professional staff of the necessary calibre to fulfill their allotted responsibilities.

The Board will continue to review the effectiveness of all internal systems of control through independent reports where appropriate, and by internal review meetings to test the validity of the internal reporting process.

The Directors are responsible for and have reviewed the effectiveness of the Group’s systems of internal financial controls. The system is designed to manage rather than eliminate the risk of failure to achieve the business objectives and can only provide reasonable, and not absolute reassurance against material measurement or loss.

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

Division of Responsibilities between Chairman and Chief Executive

Until 28 November 2003, upon shareholder approval for the disposal of the core PKI business, responsibility for running the Board and Group’s business was divided between Mr. Morgan as non-Executive Chairman, and the Chief Executive, Mr Khezri. Following Mr Morgan’s resignation from the Board on that date, Mr Khezri assumed responsibility for both the role of Chief Executive and Executive Chairman. This was considered to be in the best interests of the Company, in the absence of an operational business. The situation will be resolved on the Commencement Date when Mr Khezri steps down as Chief Executive and becomes non-Executive Chairman.

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

Dialogue with Institutional Investors

During the period to 31 December 2003, there were no significant institutional shareholders on the Company’s share register. However, the Directors’ policy is to seek to build on a mutual understanding of objectives between the Company and its institutional shareholders by holding formal meetings with such institutional shareholders throughout the year.

Baltimore Technologies

Corporate Governance

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

Senior Independent Director

John Cunningham was the Senior Independent non-Executive Director until his resignation from the Board with effect from 31 December 2003. Andrew Hunt became Senior Independent non-Executive Director with effect from 1 January 2004.

Internal Audit

The Board considers that there is no necessity at the present time to establish an independent internal audit function in addition to the Internal Control functions already in existence.

The Board will periodically review the need for an Internal Audit function.

Code of Ethics

As described in this Corporate Governance section, as a UK incorporated company whose shares are listed by the UK Listing Authority and traded on the London Stock Exchange, the Company is subject to the regulations of the Combined Code on Corporate Governance, which sets out various requirements in relation to the internal controls, risk management and governance and management structures and reporting procedures which are expected to be observed by the Board. The above section describes how and the extent to which the Company complies with these.

In the Directors Report above, the Company sets out its policy on Equal Opportunities and on the Environment.

Otherwise, Baltimore has not established a separate Code of Ethics as a response to the requirement set forth in the Sarbanes-Oxley Act. The Company had as at 31 December 2003, the end of its last financial year, and has as at 2 April 2004, no active operations and employed 10 staff as at 31 March 2004. The Board believes that the internal controls and management principles and practices required of it pursuant to the Combined Code on Corporate Governance referred to above provide a sufficient framework of best business practice for its current activities.

Baltimore Technologies

Directors’ Remuneration Report

Introduction

The Directors submit their report on remuneration for the year ended 31 December 2003.

This report has been approved and adopted by the Board and has been prepared in accordance with the requirements of s234B of the Companies Act 1985 (as amended by The Directors’ Remuneration Report Regulations 2002 (“Regulations”)) (together “the Act”) and the Listing Rules.

The audited section of this report is the Directors Remuneration and Share Options. Full details are shown in this section and notes 5 and 22 of the consolidated financial statements.

As required by the Regulations, a resolution to approve the report will be proposed at the Annual General Meeting.

Remuneration Committee

The Remuneration Committee is composed of the non-Executive Directors. The remuneration and emoluments of the Executive Directors are determined and authorised by the non-Executive Directors and the Committee also reviews and approves the remuneration of the Executive Vice Presidents.

Details of the Directors proposed for re-appointment and the interests of the Directors are disclosed in the Directors’ Report.

Save for David Guyatt, who resigned from the Committee upon his resignation from the Board with effect from 28 November 2003, none of the Committee has any personal financial interest (other than as a shareholder), conflicts of interest arising from cross-directorships, or day-to-day involvement in running the business. The Committee makes recommendations to the Board. No Director plays a part in any discussion about his own remuneration. David Guyatt was a Director of Clearswift Corporation which acquired Content Technologies Holdings Ltd from the Company in March 2002.

In determining the Directors’ remuneration for the year, the Committee consulted Mr Khezri (Chief Executive) about its proposals.

Remuneration Policy

The Committee believes that the Executive Directors should be rewarded fairly and competitively. The remuneration of the non-Executive Directors is determined by the Board within the limits set out in the Articles of Association. The names of each Director who was a member of the Committee when the Committee was considering any such matter is as detailed on page 35.

The remuneration package for Executive Directors and senior management comprises of three main elements:

•	Total cash (including bonus);
•	Benefits in Kind; and Pension arrangements;
•	Share option incentives.

Whilst the basic salaries for the Chief Executive and senior management were materially reduced in 2001, the Company’s policy is that a substantial portion of the remuneration of the Executive Directors and senior management should be performance related. As described below, Executive Directors can earn a bonus of up to 50% of their basic salary together with the benefits of participation in share option schemes. It is at the discretion of the Remuneration Committee to increase the bonus element beyond 50% of base salary in extraordinary circumstances.

The benefits in kind include medical benefits, car allowance and pension payments. The pensions policy has been to avoid the unquantifiable commitments of a final salary scheme, and instead the Company makes a contribution to the employees money purchase scheme.

In the past the Company has had two major market price based option schemes. The first was in 1998 following on from the admission to the full list of the London Stock Exchange and was available to all employees. The grants were made subject to performance criteria and vested after three years from grant. This scheme was superseded in late 1999 following on from the secondary listing on the NASDAQ national market. The 1999 Stock Incentive Plan, mirrored many

Baltimore Technologies

Directors’ Remuneration Report

features found in a US Stock Option plan recognising the Company’s desire to expand in North America. In early 2001 the Company had nearly 1,400 employees, many of whom had options under the terms of one of the two schemes. The effect of the reversal of the Company’s fortunes and the decline in the software sector overall meant that the majority of employees who were granted options in 1998, derived no benefit from them. For the majority of employees only the first third of the options granted under the 1999 scheme were capable of being exercised.

Since late 2001 the policy has been to try and make the Company’s option schemes a key part of the employees overall remuneration, however, the general market conditions and the fall in the company’s share price has meant that market based options have become a disincentive and demotivating. For this reason the Company introduced the Baltimore Technologies Share Award Plan in November 2002, details of which are set out below, to issue nil-cost options to employees. The appropriateness of the scheme and its policies will be reviewed during 2004.

Basic Salary

Prior to the beginning of each year the Committee determines individual Executive Director or senior managers’ salary. In deciding appropriate levels, the Committee considers the situation of the Group as a whole.

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

No bonus payments were made in respect of financial years 2001 or 2002 to either the Executive Directors or senior management. In 2003, the Remuneration Committee approved bonus payments totalling £400,000 to the Executive Directors and senior management in recognition of extraordinary work undertaken in connection with the sale of the Company’s operational businesses.

The relative importance of bonus payments versus basic salary may be seen in the table of Directors’ Emoluments on page 41 below.

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

For details of individual Directors’ interests in share options, see note 22 on pages 79 to 83. For details of Directors’ shareholdings in the Company, please refer to the table on page 30 in the Directors’ Report.

Details of individual Directors’ emoluments are given in Directors’ Emoluments on page 41 below. Details of the significant terms of service agreements between Baltimore Technologies and the individual Directors are as follows:

Bijan D. Khezri was appointed as Chief Executive under the terms of his letter of agreement with Baltimore Technologies dated 10 October 2001. Under the current terms of this employment contract, his appointment is until 31 December 2002 and thereafter terminable by either party on twelve months’ prior written notice. He is entitled to 25 working days holiday a year, permanent health insurance, medical insurance, life assurance and participation in an executive pension scheme or his own personal pension fund and expenses. He also receives a car allowance of £1,000 per month.

Denis P. Kelly was appointed as Chief Financial Officer under the terms of his letter of agreement with Baltimore Technologies dated 1 January 2001. Under the current terms of this agreement, his appointment is terminable by either party on twelve months’ prior written notice. He is entitled to 25 working days holiday per year, permanent health insurance, medical insurance, life assurance and participation in an executive pension scheme or his own personal pension fund and expenses. He also receives a car allowance of £1,000 per month and the cost of his petrol for private mileage.

Baltimore Technologies

Directors’ Remuneration Report

John P. Cunningham was appointed as a non-Executive Director under the terms of his letter of agreement with Baltimore Technologies dated 2 August 2000, until his resignation from the Board with effect from 31 December 2003. Under the term of his agreement, his appointment was terminable by either party on three months’ prior written notice.

Andrew N. Hunt was appointed as a non-Executive Director under the terms of his letter of agreement with Baltimore Technologies dated 4 December 2003. Under the terms of this agreement, his appointment is terminable by either party on three months’ prior written notice.

George W. Powlick was appointed as a non-Executive Director under the terms of his letter of agreement with Baltimore Technologies dated 2 August 2000. Under the current terms of this agreement, his appointment is terminable by either party on three months’ prior written notice.

Simon J. Enoch was appointed as a non-Executive Director and an Advisor to the Board under the terms of his letter of agreement with Baltimore Technologies dated 30 July 2003. Under the terms of this agreement, his appointment is for an initial period of eight months until 30 March 2004 and is terminable by either party on three months’ prior written notice. His current fee is £10,000 per month.

Peter W. L. Morgan was appointed as a non-Executive Director under the terms of his letter of agreement with Baltimore Technologies dated 15 July 1994, and he was appointed as Chairman of the Board of Directors on 12 September 2000 until his resignation from the Board with effect from 28 November 2003. Under the terms of his agreement, his appointment was terminable by either party on three months’ prior written notice.

K Philip Smith was appointed as Chief Financial Officer under the terms of his letter of agreement with Baltimore Technologies dated 4 March 2002 until his resignation from the Company with effect from 30 November 2003. Under the terms of this agreement, his appointment was until 31 December 2003 and thereafter terminable by either party on twelve months’ prior written notice. He was entitled to 25 working days holiday a year, permanent health insurance, medical insurance, life assurance and participation in an executive pension scheme or his own personal pension fund and expenses. He also received a car allowance of £1,000 per month and the cost of his petrol for private mileage.

David A. Guyatt was appointed as a non-Executive Director under the terms of his letter of agreement with Baltimore Technologies dated 12 July 2001, until his resignation from the Board with effect from 28 November 2003. Under the terms of this agreement, his appointment was terminable by either party on three months’ prior written notice.

Except as set out for the above, none of the employment or service agreements between Baltimore Technologies and its Directors provide for compensation payable upon early termination. Baltimore Technologies does not have any other employment agreements with any of the Directors except as set forth above.

Non-Executive Directors do not participate in any of the Company’s share options schemes, and are not eligible to join the Company’s pension scheme.

Bijan Khezri and Denis Kelly

The Company has entered into amended and restated compromise agreements with each of Bijan Khezri and Denis Kelly. Under the agreement with Mr Khezri, in lieu of his giving up his executive position with effect from the date immediately following the filing with the SEC of the Report and Accounts and Form 20-F for the year ended 31 December 2003 and all other rights and claims under his service contract the Company will pay him a lump sum equivalent to the 12 months’ salary, equal to his contractual notice period and his bonus entitlement, a total of £310,000. This sum does not include any compensation for loss of benefits or lapsing awards under the Company’s share option plan after July 2004, which would represent a value of approximately £100,000, based on the Company’s share price on 31 March 2004, the day of the Preliminary Results announcement. Under the agreement with Mr Kelly, in lieu of his giving up his executive position at the Acquisitor EGM on 6 May 2004 and all other rights and claims under his service contract, the Company will pay him a lump sum equivalent to 90% of his base salary and benefits for his 12 months’ contracted notice period plus his bonus entitlement, a total of £298,871. This sum therefore does not any value attributed to 10% of such salary and benefits or lapsing awards under the Company’s share option plan after July 2004, which would represent a total value of approximately £20,000 based on the Company’s share price of 31 March 2004.

Andrew Hunt, George Powlick and Simon Enoch

Mr Hunt’s appointment has been restated with effect from 4 December 2003 when his appointment commenced to conform to the terms of the new non-Executive Director appointments at an annual fee of £30,000. Mr Powlick has confirmed he will continue as a non-Executive Director until the Acquisitor EGM on 6 May 2004 on his existing terms and Mr Enoch has agreed to continue as a non-Executive Director until the Acquisitor EGM on 6 May 2004 for no additional fee.

Baltimore Technologies

Directors’ Remuneration Report

Directors’ and Executive Officers’ Emoluments

						Total		Pension Contributions
	Salary and fees	Performance Bonuses	Benefits	Total Emoluments	Compensation for loss of office	Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2003	Year to 31 Dec 2002

	£000	£000	£000	£000	£000	£000	£000	£000	£000

Bijan Daniel Khezri(1)	150	150	12	312	–	312	162	15	19
Denis Paul Kelly(2)	120	120	4	244	–	244	124	12	12
John Patrick Cunningham(3)(10)	15	–	–	15	–	15	30	–	–
Andrew Nicholas Hunt(4)	0.5	–	–	0.5	–	0.5	–	–	–
George Wayne Powlick(5)	6	–	–	6	–	6	18	–	–
Simon Jocelyn Enoch(6)	50	–	–	50	–	50	–	–	–
Kenneth Philip Smith (7)	192	60	14	266	155	421	124	29	11
Peter William Lloyd Morgan(8)	42	–	–	42	–	42	40	–	–
David Ashley Guyatt(9)(10)	13	–	–	13	–	13	30	–	–
Christopher Jonathan Bunker(11)	–	–	–	–	–	–	2	–	–

Total	588.5	330	30	948.5	155	1,103.5	530	56	42

(1)	Salary as a Director and Chief Executive Officer from 1 October 2001 (and Executive Chairman of the Board of Directors from 28 November 2003) is £150,000 per annum. Salary as a Director (non-Executive) from date of appointment 12 July 2001 until 1 October 2001 was £25,000 per annum. Mr Khezri also acted as an advisor to the Company from 15 July 2001 to 1 October 2001 for an additional fee of £50,000 payable in monthly installments.
(2)	Salary as a Director and Chief Financial Officer from 1 December 2003 is £120,000. Salary as an Executive officer of the Company prior to 1 December 2003 was £120,000.
(3)	Salary as a Director (non-Executive) of the Board was £18,000* per annum until his resignation from the Board on 31 December 2003.
(4)	Salary as a Director (non-Executive) is £18,000* per annum from his appointment on 4 December 2003.
(5)	Salary as a Director (non-Executive) is £18,000* per annum.
(6)	Salary as a Director (non-Executive) is £18,000* per annum from his appointment on 1 August 2003. Salary as an Executive officer of the Company up to his resignation on 31 July 2003 was £120,000 per annum. Mr Enoch also acted as an advisor to the Company from 1 August 2003 to 31 December 2003 for an additional fee of £8,500 payable monthly in installments.
(7)	Salary as a Director and Chief Financial Officer from 5 March 2002 is £150,000 per annum, until his resignation from the Board and the Company on 30 November 2003.
(8)	Salary as a Director (non-Executive) and Chairman of the Board of Directors from date of appointment as Chairman, 11 September 2000, was £90,000 per annum until 1 October 2001, when it became £40,000* per annum, until his resignation from the Board on 28 November 2003.
(9)	Salary as a Director (non-Executive) was £18,000* per annum, until his resignation from the Board on 28 November 2003.
(10)	Due to an administrative oversight whilst outsourcing the payroll services, Mr Cunningham and Mr Guyatt were inadvertently over paid by the amount of £12,000 each. These overpayments are shown as benefits in the table above for the year 2002. These sums were subsequently reclaimed from them during 2003.
(11)	Salary as a Director (non-Executive) was £25,000 per annum until 1 October 2001, when it became £18,000* per annum, until the AGM on 13 May 2002, when Mr Bunker did not stand for re-election to the Board.

Details of Directors’ share options, including gains on exercise of options, are given in note 22 to the consolidated financial statements.

In October 2003 the Remuneration Committee approved an incentive bonus arrangement for each of Bijan Khezri and Denis Kelly under which each would receive a gross sum equal to £20,000 for each £1 million by which the Company’s net asset value for the year ended 31 December 2003 exceeded £14 million, being the benchmark net asset valuation to be achieved as adopted for this purpose. Amendments were made to this bonus scheme in December 2003 to confirm that such a payment would fall due in the event of an intervening change of control of the Company or the Board before 30 June 2004, the final due date for payment under the Scheme.

*	Following shareholder approval at the AGM on 22 May 2003, the Company has authority to pay 1/3 in cash, and the balance in shares

Baltimore Technologies

Directors’ Remuneration Report

Share Options†

On 16 December 2002, an extraordinary general meeting approved the establishment of the Baltimore Technologies plc Share Award Plan (the “Plan”).

The Plan has replaced the Company’s existing Share Option plans, based on market price grants. The Committee believed that the Company’s existing market price based options no longer provided a long term incentive. The Plan is less dilutive in real terms than market price based options, as the equivalent financial reward is delivered with a lesser number of shares. For the initial grant the Committee has not imposed any performance criteria, as in the current situation the Committee believes there is no other meaningful criteria than the improvement in the Company’s share price by making the Company profitable. The Committee believes that a straightforward sense of ownership is a stronger incentive than share price targets, which are beyond the individual’s control. The Committee has the right under the Plan rules to impose performance criteria in the future and, once the Company becomes profitable, the Committee believes that it would be appropriate at that stage to make new awards subject to performance criteria. Only one grant has been made under the terms of the Plan. Details of the Plan are found in note 22 on pages 79 to 83.

The Committee believed at the commencement of the Plan that the operating environment of the Company at the time justified the relatively short vesting period for the initial award of four nine monthly tranches over three years. The table below sets out the range of likely returns from the initial awards based on an award of 100,000 options

Price†	25p	50p	75p	100p

9 months	6,250	12,500	18,750	25,000

18 months	6,250	12,500	18,750	25,000

27 months	6,250	12,500	18,750	25,000

36 months	6,250	12,500	18,750	25,000

Total (£)	25,000	50,000	75,000	100,000

The largest award made in 2002 was an option over 126,560 shares and no additional grants of this nature were made in 2003, The Committee takes the view this is a relatively modest reward for the executive team responsible for resurrecting the Company from a financially very difficult situation at the end of 2001.

The Company does not operate any other long-term incentive schemes other than the Share Award Plan, instigated in December 2002, and the share option schemes. No significant amendments are proposed to be made to the terms and conditions of an entitlement of a Director to share options or awards.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Directors’ Remuneration Report

Performance Graph†

The chart has been prepared by using the value the relative index was at 31 December for each period. The FTSE All Share Index had been selected as index, and the FTSE Techmark 100 Index had been selected as it contains a number of comparable companies.

Pension Arrangements

The Executive Directors and senior management receive a contribution of 10% of their basic annual salary towards their own money purchase scheme.

This report was approved by the Board of Directors on 15 April 2004 and signed on its behalf by

Andrew Hunt

Senior Independent non-Executive Director

16 April 2004

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

Baltimore Technologies

Financial Statements

Statement of Directors’ Responsibilities

UK Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgments and estimates that are reasonable and prudent;
•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

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

The Directors are also responsible for the filing of the Form 20-F 2003 for the year ended 2003 with the SEC. In order that all shareholders are given a consistent picture, these financial statements are framed to meet both UK and US requirements, including those of the SEC.

Baltimore Technologies

Financial Statements

Independent Auditors’ Report

The Board of Directors and Shareholders

Baltimore Technologies plc

We have audited the accompanying consolidated balance sheets of Baltimore Technologies plc (and subsidiaries) as of December 31, 2003 and 2002, and the related consolidated profit and loss accounts, cash flow statements, reconciliations of movements in shareholders’ funds and statements of total recognised gains and losses for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Baltimore Technologies plc (and subsidiaries) as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

KPMG Audit plc

Chartered Accountants

Reading, England

16 April 2004

Baltimore Technologies

Financial Statements

Consolidated profit and loss account†

			Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	Notes		£000	£000	£000

Turnover	2(a	)	18,171	35,044	70,421

Cost of sales			(8,100)	(16,025)	(33,091)

Gross profit	2(b	)	10,071	19,019	37,330

Administrative expenses (including exceptional expenses of £9,312,000 (2002: £18,184,000; 2001: £442,309,000))			(29,176)	(77,801)	(701,189)

Operating loss	4		(19,105)	(58,782)	(663,859)
Profit/(Loss) on sale of businesses	3		25,207	(8,049)	–
Profit on sale of tangible fixed assets			–	591	–
Interest receivable and similar income	7		1,656	1,251	5,692
Interest payable and similar charges	7		(458)	(272)	(1,544)

Profit/(Loss) on ordinary activities before taxation			7,300	(65,261)	(659,711)
Tax on profit/(loss) on ordinary activities	8		(40)	(403)	(166)

Profit/(Loss) on ordinary activities after taxation			7,260	(65,664)	(659,877)
Minority interest			–	936	7,029

Profit/(Loss) for the financial period			7,260	(64,728)	(652,848)

Profit/(Loss) for the period retained for equity shareholders			7,260	(64,728)	(652,848)

Profit/(Loss) per share			Pence	Pence	Pence
Basic	9		14.6	(125.2)	(1,318.1)
Diluted	9		13.9	–	–

All results above relate to discontinued operations as, during the year, the Group sold all its remaining businesses and ceased to trade. Going forward, the Group will incur costs in relation to the development of the future strategy of the Group and the safeguarding of its assets, for example, office costs, salaries for remaining staff and remuneration for Directors. The Group completed the sales of its remaining investments in Earthport plc in February 2004 and Baltimore Technologies Japan in March 2004.

The accompanying notes are an integral part of these consolidated financial statements.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Financial Statements

Consolidated balance sheet

		31 December 2003	31 December 2002

	Notes	£000	£000

Fixed assets
Intangible assets	10	–	4,582
Tangible assets	11	1,597	7,359
Investments	12	2,107	6,151

		3,704	18,092
Current assets
Stocks	14	–	19
Debtors—due within one year	15	2,210	11,706
Debtors—due after more than one year	15	3,453	3,302
Cash at bank and in hand		24,675	17,883

		30,338	32,910

Creditors (including convertible debt): amounts falling due within one year	16	(6,794)	(28,892)

Net current assets		23,544	4,018

Total assets less current liabilities		27,248	22,110
Creditors (including convertible debt): amounts falling due after more than one year	17	–	(1,905)

		27,248	20,205
Provisions for liabilities and charges	18	(4,679)	(3,808)

Net assets		22,569	16,397

Capital and reserves
Called up share capital	20	538	535
Share premium account	21	376,054	375,953
Shares to be issued	21	1,078	3,430
Merger reserve	21	–	609,409
Warrant reserve	21	21,501	21,501
Profit and loss account	21	(376,602)	(994,431)

Shareholders’ funds–equity	21	22,569	16,397

These financial statements were approved by the Board of Directors on 16 April 2004 and were signed on its behalf by

Bijan D. Khezri	Denis P. Kelly
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Baltimore Technologies

Financial Statements

Balance sheet for Baltimore Technologies plc

		31 December 2003	31 December 2002

	Notes	£000	£000

Fixed assets
Investments	12	2,107	7,658

Current assets
Debtors—due within one year	15	190	778
Debtors—due after more than one year	15	3,175	3,055
Cash at bank and in hand		15,058	13,691

		18,423	17,524
Creditors (including convertible debt): amounts falling due within one year	16	(722)	(1,066)

Net current assets		17,701	16,458

Total assets less current liabilities		19,808	24,116
Creditors (including convertible debt): amounts falling due after more than one year	17	–	(1,729)

Net assets		19,808	22,387

Capital and reserves
Called up share capital	20	538	535
Share premium account	21	376,054	375,953
Shares to be issued	21	1,078	3,430
Merger reserve	21	–	609,409
Warrant reserve	21	21,501	21,501
Profit and loss account	21	(379,363)	(988,441)

Shareholders’ funds–equity	21	19,808	22,387

These financial statements were approved by the Board of Directors on 16 April 2004 and were signed on its behalf by:

Bijan D. Khezri	Denis P. Kelly
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Baltimore Technologies

Financial Statements

Consolidated cash flow statement

			Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	Notes		£000	£000	£000

Net cash outflow from operating activities	25	(a)	(12,357)	(17,466)	(69,955)
Returns on investments and servicing of finance	25	(b)	675	1,163	2,569
Taxation	25	(b)	(23)	392	68
Capital expenditure and financial investments	25	(b)	4,460	3,114	(12,462)
Disposals/(Acquisitions)	25	(b)	15,656	9,821	(7,195)

Net cash inflow/(outflow) before financing			8,411	(2,976)	(86,975)

Financing
New finance leases	25	(b)	–	–	91
Issue of ordinary shares	25	(b)	104	–	1,908
Repayment of convertible loan notes	25	(b)	(1,339)	–	(20,675)
Cash placed in escrow to secure convertible loan notes	25	(b)	–	–	20,675
Decrease in debt	25	(b)	(384)	(544)	(926)

			(1,619)	(544)	1,073

Increase/(Decrease) in cash in the year	25	(c)	6,792	(3,520)	(85,902)

Reconciliation of net cash flow to movement in net funds/(debt)

			Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	Notes		£000	£000	£000

Increase/Decrease) in cash in year			6,792	(3,520)	(85,902)
Cash flow from decrease in debt and lease repayments	25	(c)	384	588	835

Change in net funds resulting from cash flows			7,176	(2,932)	(85,067)

Exchange differences	25	(c)	(6)	162	(644)
Conversion of redeemable loan notes	25	(c)	1,555	–	20,675

Movement in net debt in year			8,725	(2,770)	(65,036)
Net funds at beginning of period	25	(c)	15,776	18,546	83,582

Net funds at year end	25	(c)	24,501	15,776	18,546

The accompanying notes are an integral part of these consolidated financial statements.

Baltimore Technologies

Financial Statements

Reconciliation of movements in shareholders’ funds

		Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	Notes	£000	£000	£000

Group
Profit/(Loss) for the financial period		7,260	(64,728)	(652,848)
Charge in relation to share compensation expense		–	66	775
Exchange differences		(2,622)	(1,978)	(632)
Issue of ordinary shares (net of issue costs)	21	104	66	1,989
Release of goodwill previously taken to reserves	21	1,430	–	–

Net increase/(decrease) to shareholders’ funds		6,172	(66,574)	(650,716)

Opening shareholders’ funds		16,397	82,971	733,687

Closing shareholders’ funds		22,569	16,397	82,971

		Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	Notes	£000	£000	£000

Company
Loss for the financial period		(2,683)	(245,074)	(596,169)
Charge in relation to share compensation expense		–	66	775
Issue of ordinary shares (net of issue costs)	21	104	66	1,989

Net decrease to shareholders’ funds		(2,579)	(244,942)	(593,405)
Opening shareholders’ funds		22,387	267,329	860,734

Closing shareholders’ funds		19,808	22,387	267,329

The accompanying notes are an integral part of these consolidated financial statements.

Baltimore Technologies

Financial Statements

Statements of total recognised gains and losses

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

Group
Profit/(loss) for the financial period	7,260	(64,728)	(652,848)
Exchange differences	(2,622)	(1,978)	(632)

Total recognised gains/(losses) relating to the financial period	4,638	(66,706)	(653,480)

Company

Profit/(Loss) for the financial period represented the only recognised profit/(loss) for each period.

The accompanying notes are an integral part of these consolidated financial statements.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

1    ACCOUNTING POLICIES

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the financial statements of Baltimore Technologies plc (“Baltimore” or the “Company”) and its subsidiaries (together, the “Group”).

Basis of preparation

The financial statements are prepared under the historical cost convention and in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP) and applicable accounting standards.

A summary of significant accounting policies is set out below.

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

Basis of consolidation

The consolidated financial statements incorporate those of the parent Company and its subsidiaries. As the Company’s profit for the financial period is disclosed in the Reconciliation of Movements in Shareholders’ Funds on page 51, a separate detailed profit and loss account is not presented, as permitted by s230(4) of the Companies Act 1985.

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

Shares held by the Company’s Employee Benefit Trust (“EBT”) are recorded as fixed asset investments in the consolidated financial statements of the Company and the Group at cost less any impairment. At 31 December 2003, the EBT held 3,579,958 shares at a nominal value of £35,799. Shares are held under option to employees and are distributed only on exercise of these options. Any costs incurred in relation to the administration of the EBT are charged to the profit and loss account as incurred.

Goodwill and intangible assets

On the acquisition of a business fair values are attributed to the separable net assets acquired, including intangible assets. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets. Goodwill arising on acquisitions from 1 May 1997 is capitalized and amortised over its estimated useful life of three to five years. The Group’s policy up to and including 30 April 1997 was to eliminate goodwill arising upon acquisitions against reserves. Under the provisions of Financial Reporting Standard 10—Goodwill and Intangible Assets’ —such goodwill remains eliminated against reserves until disposal or termination of the previously acquired business, when the profit or loss on disposal or termination will be calculated after charging the gross amount of any such goodwill. Goodwill of £1,430,000 was charged on the acquisition of Zedserve Ltd in 1992. The main business of Zedserve was the development of PKI software. The goodwill has therefore been released from reserves and has been set against the profit on the disposal of the PKI business.

An impairment review is performed if events or changes in circumstances indicate that the carrying value of an intangible asset may not be recoverable in full. Any impairment is measured by comparing the carrying value of the asset or income-generating unit with its recoverable amount. The recoverable amount is the higher of the net realisable value or the value in use. To the extent that the carrying value exceeds the recoverable amount, an impairment loss is recognised in the profit and loss account.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

1    ACCOUNTING POLICIES (continued)

An impairment review is performed if events or changes in circumstances indicate that the carrying value of goodwill may be in excess of its fair value. To the extent that the carrying value exceeds the on-going value, an impairment loss is recognised in the profit and loss account.

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

Leases

Assets acquired under hire purchase and finance lease contracts are recognised as fixed assets and depreciated in accordance with the above accounting policy, or over the period of the lease, whichever is the shorter period. The interest element is written off as incurred.

All other leases are accounted for as operating leases and the rental charges are charged to the profit and loss account on a straight line basis over the life of the lease.

Stocks and work in progress

Stocks are valued on a “First in—First out” basis at the lower of cost or net realisable value. In respect of work in progress and finished goods, cost includes overheads, transportation and duty costs, where appropriate.

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

Employee share schemes

The cost of awards to employees that take the form of shares or rights to shares is recognised over the period of the employees’ related performances. The cost represents the difference between the option exercise price and the book value of shares appropriated by the Employee Benefit Trust to satisfy options. Where there are no performance criteria, the cost is recognised over the period from granting the option to when the employee becomes unconditionally entitled to the shares. This cost is included in administrative expenses.

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

Revenue recognition

The Group’s revenue was derived from the following sources:

Licence	Sales of perpetual software licences and fees earned from software resellers in respect of software products.
Hardware products	The design, development and delivery of network encryption hardware products.
Services
(a) Professional Services
(i) Systems Integration	Long-term contracts
(ii) Consultancy	Information security consultancy.
(b) Service and support	Provision of maintenance and support services for hardware and software products and installed systems.
(c) Hosting	Provision of secure facilities for customers.
Other Third party products	Sourcing and delivery of third party products.

The above revenue groupings also reflect the basis of management reporting and segmental analysis (see note 2(a)).

Licence

Revenue from perpetual software licence agreements, which is not as part of a long-term contract, was recognised as revenue upon shipment of the software following either receipt of an executed licence agreement (or an unconditional order under an existing licence agreement), if there was no significant remaining vendor obligations and the collection of the receivable was probable. Fees from reseller agreements were recognised over the period of the agreement.

Hardware products

Hardware products revenue was recognised as units were delivered.

Professional Services

Systems integration revenue derived from fixed fee long-term contracts was recognised on the percentage of completion method for individual contracts. Revenue was recognised in the ratio that costs incurred bear to total estimated contract costs, taking into account progress towards reaching a point where experience was sufficient to estimate final results with reasonable accuracy. Changes in job performance, estimated profitability and the final contract settlements may result in revisions to costs and income in the period in which the revisions are determined. Provisions for any estimated losses on uncompleted contracts are made in the period in which such losses are determinable. The asset “amounts recoverable on contracts” represents revenue recognised in excess of amounts billed. Included within the payments on account liability are billings in excess of costs and estimated earnings on uncompleted contracts and represents billings in excess of revenue recognised. Contract costs include all labour costs and those direct costs related to contract performance.

Certain systems integration contracts incorporated development work where the Company retained any resulting intellectual property and payment was not contingent on the completion of such work. Such agreements had no contractual commitments or obligations which required the Company, regardless of the results of the development work, to repay, be subject to penalties, or enter in any other financial or commercial relationship with the other party as a result of the development work agreement. These contracts were accounted for as long-term contracts, or on a time and expense basis if appropriate.

Professional Services revenue in respect of consulting, which was provided on a “time and expense” basis, was recognised as the service was performed.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

1    ACCOUNTING POLICIES (continued)

Professional Services revenue from implementation, customisation and integration work performed on a “time and expense” basis, was recognised as the service was performed.

Revenue from maintenance and support service was recognised ratably over the period that these services were provided. Payments received in advance of services performed were recorded as deferred income.

Services revenue from hosting was recognised ratably over the period that the service was provided. Payments received in advance of services performed were recorded as deferred income.

Research and development and advertising expenditure

Expenditure on research and development and advertising was charged against profits in the year in which it was incurred.

Cash

Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

2    SEGMENTAL INFORMATION

The Company’s chief operating decision-maker is considered to be the Company’s Executive Chairman. The Executive Chairman reviews financial information presented on a consolidated basis accompanied by geographic and product line information for the purposes of making operating decisions and assessing financial performance. The Company operates as a single operating unit.

2(a)    Analysis of Turnover

All figures are stated after elimination of intercompany balances and transactions.

All results above relate to discontinued operations as, during the year, the Group sold all its remaining businesses and ceased to trade. Going forward, the Group will incur costs in relation to the development of the future strategy of the Group and the safeguarding of its assets, for example, office costs, salaries for remaining staff and remuneration for Directors.

(i)    An analysis of turnover from external customers by location of customer for the period was as follows:

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

United Kingdom	5,454	7,865	18,166
Ireland	683	863	863
Rest of Europe	5,901	13,344	15,491
Australia	516	2,140	4,242
Asia	2,424	4,359	13,109
Africa	801	174	592
North and South America	2,392	6,299	17,958

	18,171	35,044	70,421

(ii)    An analysis of turnover from external customers by origin for the period was as follows:

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

United Kingdom	9,217	13,645	25,707
Ireland	5,131	7,196	5,615
Rest of Europe	1,208	2,713	3,721
Australia	211	3,338	6,876
Asia	–	1,329	10,058
North and South America	2,404	6,823	18,444

	18,171	35,044	70,421

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

2     SEGMENTAL INFORMATION (continued)

(iii) An analysis of turnover from external customers by type of turnover for the period was as follows:

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

Licence	4,312	12,867	31,299
Hardware products	–	1,343	2,952
Services
Professional Services	2,077	5,301	13,356
Service and support	6,972	10,030	15,230
Hosting	764	1,935	3,504
Other (third party products)	4,046	3,568	4,080

	18,171	35,044	70,421

(iv)	The Company had three offices at 31 December 2003. The offices are located in the UK, Ireland and the United States. Export sales were a significant proportion of the Company’s total revenue in 2003, when its subsidiaries invoiced 46% (£8.3 million) of the Company’s total revenue to customers located outside their home markets.

2(b)    Gross profit

An analysis of gross profit by type of revenue for the period was as follows:

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

Licence	4,135	12,383	29,544
Hardware products	–	948	1,655
Services
Professional Services	635	(12)	164
Service and support	4,409	5,972	8,009
Hosting	(464)	(1,345)	(3,110)
Other (third party products)	1,356	1,073	1,068

Gross profit	10,071	19,019	37,330
Administrative expenses	(29,176)	(77,801)	(701,189)

Operating loss	(19,105)	(58,782)	(663,859)
Profit/(Loss) on sale of trade, assets and subsidiaries	25,207	(8,049)	–
Profit on sale of tangible fixed assets	–	591	–
Net interest receivable	1,198	979	4,148

Profit/(Loss) before taxation and minority interest	7,300	(65,261)	(659,711)

Professional Services is made up of Systems Integration, Consultancy and Training.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

2    SEGMENTAL INFORMATION (continued)

2(c)    Profit/(Loss) before interest and taxation

An analysis of profit/(loss) before interest and taxation by location for the period was as follows:

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

United Kingdom	(5,084)	3,169	(587,476)
Ireland	(5,539)	(477)	(11,005)
Rest of Europe	(5,311)	(47,681)	(2,848)
Australia	(250)	(1,391)	(4,771)
Asia	60	(1,738)	(9,967)
North and South America	(2,981)	(10,664)	(27,542)
Group costs	–	–	(20,250)

Operating loss	(19,105)	(58,782)	(663,859)
Profit/(Loss) on sale of trade, assets and subsidiaries			–
United Kingdom	(1,389)	(411)	–
Ireland	15,824	(2,443)	–
Rest of Europe	44	–	–
Australia		(91)	–
North and South America	10,728	(5,104)	–
Profit on sale of tangible fixed assets of continuing operations	–	591	–

Profit/(Loss) before interest, taxation and minority interest	6,102	(66,240)	(663,859)

2(d)    Total assets

An analysis of total assets by location was as follows:

	31 December 2003	31 December 2002

	£000	£000

United Kingdom	24,612	183,192
Ireland	4,261	14,650
Rest of Europe	706	(170,529)
Australia	1,181	5,298
Asia	(20)	419
North and South America	3,302	17,972

	34,042	51,002

2(e)    Net assets

An analysis of net assets by location was as follows:

	Year to 31 December 2003	Year to 31 December 2002

	£000	£000

United Kingdom	97,785	98,787
Ireland	(30,551)	(38,023)
Rest of Europe	(1,768)	2,174
Australia	153	462
Asia	134	(424)
North and South America	(43,185)	(46,579)

	22,568	16,397

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

3    ANALYSIS OF ADMINISTRATIVE EXPENSES

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

Research and development	6,325	11,122	24,131
Sales and marketing	10,024	22,949	75,291
General administrative expenses	8,245	12,009	31,819
Amortisation and impairment of goodwill and intangible assets	4,582	31,721	569,948

Administrative expenses	29,176	77,801	701,189

Exceptional Administrative Expenses

Included in the above are the following exceptional items:

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

Impairment of goodwill and intangible assets	–	12,393	426,964
Cancelled infrastructure projects	–	–	3,567
Redundancy	2,387	3,000	5,466
Vacant property provision	1,889	391	2,899
Impairment of fixed assets	2,992	–	2,856
Impairment of investment	4,132	2,400	557
Reversal of impairment of investment in Baltimore Technologies Japan	(2,088)	–	–

	9,312	18,184	442,309

The Directors consider that the following expenses by virtue of their size and nature need to be disclosed as exceptional to give a better understanding of the results for the year.

Redundancy

The redundancy charge in the period of £2.4 million has been incurred in respect of redundancies resulting from the restructuring of the Group.

Vacant Property Provision

The vacant property provision of £1.9 million is the charge taken in the year in relation to properties no longer required by the Group. The provision has been taken on the Company’s net exposure after taking account of sub-leases. Details may be found in note 18.

Impairment of fixed assets

The fixed asset impairment of £3.0 million relates to fixed assets not sold as part of disposals, the majority of which relates to refurbishing costs which were impaired due to the fact that they were in premises which were now vacant. These refurbishments do not have any value to the Company.

Impairment of investments

The impairment of investments of £4.1 million principally relates to the writedown of the Group’s £6.0 million investment in shares in Clearswift Corporation to £2.0 million at 30 June 2003 (see note 12). The reversal of impairment provision has been made, following the finalisation of arrangements to sell the investment post year end.

Exceptional items 2002

Exceptional items in the year to 31 December 2002 were £18.2 million. Impairment of goodwill and intangible assets of £12.4 million was the main element of these exceptional charges.

The balance of exceptional items in the year ended 31 December 2002 was made up of £3.0 million redundancy costs, £0.4 million on the provision for costs associated with excess space and £2.4 million on the impairment of investments.

Exceptional items 2001

Exceptional items in the year to 31 December 2001 were £442.3 million. Impairment of goodwill of £427.0 million was the main element of these exceptional charges.

The balance of exceptional items were made up of £5.5 million of redundancy costs, £3.6 million on cancelled infrastructure projects, £2.9 million on the write off of costs associated with excess space, £2.9 million on the write off of unutilised fixed assets and £0.6 million on the impairment of investments.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

3    ANALYSIS OF ADMINISTRATIVE EXPENSES (continued)

Profit/(Loss) on Sale of Businesses

	Year to 31 December 2003	Year to 31 December 2002

	£000	£000

Profit/(Loss) on sale of subsidiaries, trade and assets
(Loss) on Sale of Content Technologies Holdings Ltd	–	(285)
(Loss) on Reduction of Holding in Baltimore Technologies Japan	–	(8,175)
(Loss) on Sale of trade and assets of Baltimore Technologies Pty Ltd	–	(1,330)
Profit on sale of hardware business	–	1,741
Profit on Sale of SelectAccess business	8,048	–
Profit on Sale of Managed Services business	774	–
Profit on Sale of OmniRoot business	2,003	–
Profit on Sale of PKI Business	14,382	–

	25,207	(8,049)

Additional information on profit/loss on disposal of businesses may be found in note 13.

Research and development

Research and development expenditure has been financed from the Group’s cash resources. The expenditure has been incurred in the following geographical locations:

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

United Kingdom	–	2,506	8,453
Ireland	4,877	5,817	12,432
Australia	–	96	(105)
Asia	–	254	1,001
North and South America	1,448	2,449	2,350

	6,325	11,122	24,131

4    OPERATING LOSS

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

Operating loss is stated after charging:
Impairment of goodwill and intangible assets	–	12,393	426,964
Amortisation of goodwill and intangible assets	4,582	19,328	142,984
Impairment of Investments	4,132	2,400	557
Depreciation of tangible fixed assets	2,384	4,640	7,718
Impairment of Fixed Assets	2,992	717	–
Auditor’s remuneration:
Audit of Baltimore Technologies plc	35	35	35
Audit of the Group including Baltimore Technologies plc	449	294	345
Audit-Related fees	174	381	946
Tax fees	109	74	57
All other fees	–	–	–
Research and development costs	6,325	11,122	24,131

Operating loss is stated after crediting:
Rental income	974	640	–

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

4    OPERATING LOSS (continued)

Details of operating lease payments are included in note 24.

Audit-related fees are for services that include advice on assurance services relating to the disposals.

The above listed services were approved by the Company’s Audit Committee. The Company’s Audit Committee reviews and pre-approves the scope and cost of all audit and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

5    DIRECTORS AND EXECUTIVE OFFICERS

The emoluments of the Directors and Executive Officers of the Company are detailed in the Directors’ Remuneration Report on pages 38 to 43.

6    EMPLOYEES

The average number of persons employed by the Group (including Directors) during the period, analysed by category and by region, was as follows:

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

Technical and production	122	131	565
Sales and marketing	60	294	385
Management and administration	41	82	173

	223	507	1,123

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

America	66	149	325
Asia Pacific (APAC)	8	54	143
Europe, Middle East and Africa (EMEA)	149	278	544
Japan	–	26	111

	223	507	1,123

The aggregate payroll costs of these persons were as follows:

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

Wages and salaries	10,222	21,204	51,733
Social security costs	1,298	2,497	4,033
Pension costs	554	1,145	2,851

	12,074	24,846	58,617

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

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

7    INTEREST

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

Interest receivable and similar income
On cash deposits	835	1,003	3,949
Unrealised exchange gain on cash deposits & intercompany	821	248	1,743

	1,656	1,251	5,692

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

Interest payable and similar charges
On bank loans and overdrafts	44	141	1,482
Finance charges payable in respect of mortgage	11	26	32
Finance charges payable in respect of finance leases and hire purchase contracts (a)	7	6	19
On all other loans	–	14	11
Unrealised exchange loss on cash deposits & intercompany	396	85	–

	458	272	1,544

(a)	Interest on finance leases that terminated in the year ended 31 December 2003.

8    TAXATION

Tax reconciliation to UK statutory rate

The table below reconciles the United Kingdom statutory tax charge to the Group’s taxes on profit/(loss) from discontinued operations.

Factors affecting the tax charge for the current period

The current tax charge for the period is lower (2002: higher) than the standard rate of corporation tax in the UK (30%) (2002: 30%). The differences are explained below.

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

Current tax reconciliation
Profit/(Loss) on ordinary activities before tax	7,300	(65,261)	(659,711)

Current tax at 30% (2002: 30%)	2,190	(19,537)	(197,913)
Effects of:
Expenses not deductible for tax purposes (primarily goodwill amortisation and impairment)	2,055	7,253	151,025
Non-taxable profit on disposal of businesses due to loss carry forwards	(1,754)	–	–
Utilisation of tax losses	(2,841)	(1,794)	(404)
Current year tax losses carried forward	2,186	14,116	47,280
(Lower)/higher tax rates on overseas earnings	(1,836)	237	98
Adjustments to tax charge in respect of previous periods	40	137	68
Other	–	(9)	12

Total current tax charge	40	403	166

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

8    TAXATION (continued)

Analysis of charge in period

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

UK Corporation tax
Adjustments in respect of prior periods	(74)	–	–
Foreign tax
Current tax on income for the period	114	266	98
Adjustments in respect of prior periods	–	137	68

Total current tax	40	403	166

Tax on profit on ordinary activities	40	403	166

Factors that may affect future current and total tax charges

Following the sale of the Company’s PKI business on 2 December 2003 the Company has had no income from operations. This may result in unrelieved tax losses to date being unavailable for offset against future taxable income which may be of a different trade. Where unretrieved losses exist in subsidiary companies which do not carry out trades in the future, these losses will not be available for offset against income in any other subsidiary company which may have future income available.

Deferred taxation

No amounts have been provided for deferred taxation in the UK GAAP balance sheet. See note 19 for further deferred tax information.

9    PROFIT/(LOSS) PER SHARE†

Profit/(loss) per share is calculated based on the provisions of Financial Reporting Standard 14—‘Earnings Per Share’. Basic profit/(loss) per share has been calculated by dividing the profit/(loss) for the period retained for equity shareholders by the weighted average number of shares in issue during the period after adjusting for own shares held by employee benefit trusts.

Diluted earnings per share has been calculated by dividing the profit for the year retained for equity shareholders by the weighted average number of shares referred to above, plus the weighted average number of dilutive shares available under share options and convertible loan notes outstanding during the period.

No amounts have been presented for diluted earnings per share for the periods where the effect of including the weighted average number of ordinary shares available under share options is anti-dilutive. All outstanding options (see note 22) have therefore been excluded for those periods.

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

Profit /(Loss) for the financial period	7,260	(64,728)	(652,848)

	Number	Number	Number

Weighted average number of ordinary shares in issue during the period (after adjusting for own shares held by the employee benefit trust) used to calculate basic earnings per share	49,800,990	51,720,796	49,528,746

Weighted average number of ordinary shares available under share options	2,271,887	–	–

Weighted average number of ordinary shares used to calculate diluted earnings per share	52,072,878	–	–

Profit/(Loss) per share—basic	14.6	(125.2)	(1,318.1)

Profit/(Loss) per share—diluted	13.9	–	–

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

10    INTANGIBLE FIXED ASSETS†

	Goodwill	Intellectual Property Rights	Total

	£000	£000	£000

Group
Cost
At 31 December 2002	139,813	26,161	165,974
Reclassifications	304	(304)	–

At 31 December 2003	140,117	25,857	165,974

Amortisation
At 31 December 2002	135,584	25,808	161,392
Charged in the year	4,533	49	4,582

At 31 December 2003	140,117	25,857	165,974

Net book value
At 31 December 2003	–	–	–

At 31 December 2002	4,229	353	4,582

Baltimore Technologies Limited

On 11 January 1999, the Company acquired the entire issued share capital of Baltimore Technologies Limited. Goodwill of £45,341,000 arising from the acquisition was being amortised over five years. Intellectual property rights of £6,626,000 arising from the acquisition were amortised over three to four years and were fully written off at 31 March 2003.

Following an impairment review in December 2002, an impairment to the goodwill remaining on Baltimore Technologies Limited was recognised in the amount of £4,784,957 at 31 December 2002. The impairment charge arose due to the global economic downturn. A discount rate of 12% was used in value in use calculations. The revised carrying value of assets was taken as the higher of the value in use and net realisable value in accordance with Financial Reporting Standard 11 – Impairment of Fixed Assets and Goodwill.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

11    TANGIBLE FIXED ASSETS

	Freehold land and buildings	Refurbishment to freehold building	Plant and equipment	Fixtures and fittings	Total

	£000	£000	£000	£000	£000

Group
Cost
At 31 December 2002	2,230	3,111	13,673	1,661	20,675
Additions	–	3	37	–	40
Impairment	–	(3,139)	(10,608)	(1,434)	(15,181)
Disposals	–	(139)	(3,207)	(281)	(3,627)
Exchange differences	–	164	121	54	339

At 31 December 2003	2,230	–	16	–	2,246

Depreciation
At 31 December 2002	615	593	11,203	905	13,316
Charged in the year	33	189	1,937	225	2,384
Impairment	–	(700)	(10,435)	(1,054)	(12,189)
Disposals	–	(104)	(2,748)	(101)	(2,953)
Exchange differences	–	22	44	25	91

At 31 December 2003	648	–	1	–	649

Net book value
At 31 December 2003	1,582	–	15	–	1,597

At 31 December 2002	1,615	2,518	2,470	756	7,359

Included in fixed assets are the following assets held under finance leases:

	Plant and Equipment	Fixtures and fittings	Total

	£000	£000	£000

Net book value
At 31 December 2003	–	–	–

At 31 December 2002	79	–	79

Depreciation charged on these assets in the period
Year to 31 December 2003	26	–	26

Year to 31 December 2002	256	5	261

Company

The Company has no tangible fixed assets.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

12    FIXED ASSET INVESTMENTS

	Investment in own shares	Other investments	Total

	£000	£000	£000

Group
Cost
At 31 December 2002	1,019	8,403	9,422
Disposals	–	(6,000)	(6,000)

At 31 December 2003	1,019	2,403	3,422

Impairment
At 31 December 2002	868	2,403	3,271
Charge for the year	132	4,000	4,132
Disposal	–	(4,000)	(4,000)
Reversal of prior impairment	–	(2,088)	(2,088)

At 31 December 2003	1,000	315	1,315

Net Book Value
At 31 December 2003	19	2,088	2,107

At 31 December 2002	151	6,000	6,151

During the period ended 31 December 1998 the Group provided a loan to an Employee Benefit Trust in order for that trust to purchase shares in the Company. The number of Ordinary shares purchased was 290,000. On 16 December 2002 the Group provided a loan to an Employee Benefit Trust in order for that trust to purchase shares in the Company under the Share Award Plan. The number of Ordinary shares purchased was 2,000,000 Ordinary shares of 1p each. During 2003, 435,542 shares were issued from the Employee Benefit trust under the terms of the Share Award Plan. The total number of shares held by the trust at 31 December 2003 is 1,854,458 and these are carried at their nominal value of £18,854. In addition, the Employee Benefit Trust holds 1,725,000 shares which were expensed through the Profit and Loss account in previous periods.

In accordance with UITF 13, the difference between the book value and the option exercise price of shares appropriated by the trust for issue to employees is being charged as an operating cost over the period of service of the employees. The charge for the period amounted to £132,000.

In October 2000, the Group acquired a holding of 1.9% in BARA e-business and Communications Co. Limited, a Korean e-business solution provider at a cost of £277,000. The investment is held by Baltimore Technologies Pty Limited. The value of the investment in the Group balance sheet is £Nil.

In April 2001, the Group acquired a 4.7% interest in Earthport plc, a corporation incorporated and registered in England and Wales, an Internet payment infrastructure company at a cost of £1,534,000. The investment is held by Baltimore Technologies Limited. During 2002, 3,175,000 shares were sold reducing the Group’s holding to 0.85%. The value of the investment in the Group balance sheet is £Nil.

Effective 31 March 2002, the Company reduced its holding in Baltimore Technologies Japan KK (BTJ), a Japanese corporation, from 62.38% to 19%. At that point, the holding in BTJ took the form of an investment. The value of this investment was £2,088,000. The value of the investment in the Group balance sheet was impaired to £Nil in 2002, because the economy in Japan was weak, BTJ was suffering serious losses and we had experienced non payment of debts from Japan. On 15 March 2004 management reached agreement to sell its interest in BTJ for £2.25 million, accordingly this impairment has been reversed.

On 31 March 2002, the Company sold 100% of its shareholding in Content Technologies. The consideration for the sale was represented by cash of £12.0 million, loan notes of £2.5 million and £6 million in preference shares in Clearswift Ltd, a corporation incorporated and registered in England and Wales, representing an 11% shareholding in Clearswift Ltd on a fully diluted basis. On 16 September 2003, the Company received an aggregate amount equal to £4.5 million, representing £2.5 million in settlement of the loan notes (reported within Debtors not Fixed Asset Investment) and £2.0 million in respect of the shares held in Clearswift Ltd. The holding of the £6.0 million of preference shares had been impaired by £4.0 million to £2.0 million in the six months ending 30 June 2003 in advance of the settlement.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

12    FIXED ASSET INVESTMENTS (continued)

	Shares in subsidiary undertakings	Loans to subsidiary undertakings	Investment in own shares	Other Investment	Total

	£000	£000	£000	£000	£000

Company Cost
At 31 December 2002	695,857	657	1,019	2,088	699,621

At 31 December 2003	695,857	657	1,019	2,088	699,621

Impairment
At 31 December 2002	689,007	–	868	2,088	691,963
Charge for the year	6,850	657	132	–	7,639
Reversal of prior impairment	–	–	–	(2,088)	(2,088)

At 31 December 2003	695,857	657	1,000	–	697,514

Net book value
At 31 December 2003	–	–	19	2,088	2,107

At 31 December 2002	6,850	657	151	–	7,658

Subsidiary Undertakings

At 31 December 2003, the Group had interests in the following companies, which are included in the consolidated financial statements:

Subsidiary Undertakings	Country of Incorporation	Principal activity during 2003	Class and percentage of shares held and voting rights
Baltimore Technologies Ltd	Ireland	Information security solutions	100% of ordinary shares
Baltimore Technologies (UK) Ltd	United Kingdom	Information security solutions	100% of ordinary shares
Baltimore Technologies (Holdings) Ltd*	United Kingdom	Holding company	100% of ordinary shares
Baltimore Technologies Management Services Ltd	United Kingdom	Management services company	100% of ordinary shares
Baltimore Technologies Software (Holdings) Ltd	United Kingdom	Holding company	100% of ordinary shares
Chubb Information Security Ltd	United Kingdom	Information security solutions	100% of ordinary shares
Data Innovation Benelux BV	Netherlands	Holding company	100% of ordinary shares
Baltimore Technologies BV	Netherlands	Information security solutions	100% of ordinary shares
Baltimore Technologies AB—in liquidation	Sweden	Sales office	100% of ordinary shares
Baltimore Technologies EURL	France	Sales office	100% of ordinary shares
Content Technologies SAS	France	Software development & sales	100% of ordinary shares
Security Domain (Asia/Pacific) Pty Ltd (formerly Baltimore Technologies Pty Ltd)	Australia	Information security solutions	100% of ordinary shares
Security Domain (Certificates Australia) Pty Ltd (formerly Baltimore Certificates Australia Pty Ltd)	Australia	Certification authority	100% of ordinary shares
Baltimore Technologies Inc*	USA	Information security solutions	100% of ordinary shares
Baltimore Technologies Inc* (formerly Nevex Software Technologies Inc)	Canada	Software development & sales	100% of ordinary shares
Data Innovation KK (formerly Content Technologies KK) – in liquidiation	Japan	Software development & sales	100% of ordinary shares
Baltimore Technologies KK (formerly Network Solutions Japan KK) – in liquidation	Japan	Information security solutions	100% of ordinary shares
Baltimore Technologies Ltd	Hong Kong	Sales office	100% of ordinary shares
Baltimore Technologies PTE	Singapore	Sales office	100% of ordinary shares
GTE Cybertrust Solutions Inc—in liquidation	USA	Information security solutions	100% of ordinary shares

Following disposals of trade and assets in 2003, the Group’s subsidiaries no longer trade.

*	Denotes investment held directly by the Company at 31 December 2003. Baltimore Technologies plc is the ultimate holding company of the Group.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

12    FIXED ASSET INVESTMENTS (continued)

The following subsidiary undertakings are all dormant and are ultimately wholly-owned by the Company and, except where stated, are incorporated in the United Kingdom:

Zergo Systems Ltd
Zergo Consultants Ltd
Zergo Holdings Ltd
Baltimore Federal Systems Inc	USA
Baltimore Holdings Inc	Canada
Baltimore Technologies Investments Ltd (formerly Data Innovation Ltd)	United Kingdom
Security Domain International Inc	USA

During 2003, the Group had branch offices in Italy and Singapore.

Investments

BARA e-Business and Communications Co Ltd	Korea	e-business solution provider	1.9% of ordinary shares
WISeKey SA	Switzerland	Information security solutions	3.9% of ordinary shares
Clearswift Corporation	United Kingdom	Internet security	11% of preference shares
Baltimore Technologies Japan Co Ltd	Japan	Information security solutions	19% of ordinary shares
Earthport plc	United Kingdom	Internet payment infrastructure	0.85% of ordinary shares

Baltimore Technologies Investments Limited (formerly Data Innovation Limited) acts as trustee for the unapproved employee share option scheme and holds 125,500* (31 December 2002: 125,500) Ordinary 1.0p shares in the Company at cost. The Directors consider this is immaterial to the consolidated accounts. The nominal value of these shares was £1,255 (2002: £1,255).

The Company sold its holding in Clearswift Ltd in September 2003, Baltimore Technologies Japan Co. Ltd and Earthport plc in March 2004.

*	Denotes investment held directly by the Company at 31 December 2003. Baltimore Technologies plc is the ultimate holding company of the Group.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

13    DISPOSAL OF BUSINESSES AND SUBSIDIARY UNDERTAKINGS

(A)    DISPOSAL OF BUSINESSES AND SUBSIDIARY UNDERTAKINGS 2003

Disposal of the SelectAccess Business

The Company announced on 4 July 2003 that it had entered into a conditional agreement with HewlettPackard to sell the trade and assets of its SelectAccess business, which it had acquired through the purchase of Nevex Software Technologies Inc in 2000, for a total consideration of £8.3 million in cash. This transaction was approved by the Company’s shareholders at an Extraordinary General Meeting on 18 August 2003, and the sale was completed on 19 September 2003.

Net assets disposed of and the related sales proceeds were as follows.

£000

Fixed Assets Current Liabilities	147 (621)

Net Liabilities	(474)

Cash Consideration Costs of Disposal	8,300 (726)

7,574

Gain on Disposal	8,048

Disposal of Managed Services Operations Business

The Company announced on 21 July 2003 that it had entered into a conditional agreement with beTRUSTed to sell the trade and assets of its US-based managed services operations for a total consideration of approximately £1.1 million ($1.75 million) in cash, and this sale was completed on 12 September 2003.

Net assets disposed of and the related sales proceeds were as follows.

£000

Fixed Assets Current Assets	182 101

Net Assets	283

Cash Consideration Costs of Disposal	1,087 (30)

1,057

Gain on Disposal	774

Disposal of OmniRoot Business

The Company announced on 5 September 2003 that it had entered into a conditional agreement with beTRUSTed to sell the trade and assets of it US-based OmniRoot business for a total consideration of approximately £2.0 million in cash, and this sale was completed on 30 September 2003.

Net assets disposed of and the related sales proceeds were as follows.

£000

Creditors	(3)

Net Liabilities	(3)

Cash Consideration	2,000

Gain on Disposal	2,003

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

13    DISPOSAL OF BUSINESSES AND SUBSIDIARY UNDERTAKINGS (continued)

(A)    DISPOSAL OF BUSINESSES AND SUBSIDIARY UNDERTAKINGS 2003 (continued)

Disposal of Core PKI Business

On 22 September 2003 the Company announced that it had entered into a conditional agreement with beTRUSTed to sell the trade and assets of its core PKI business for a total consideration of £5.0 million in cash. The transaction was approved by the Company’s shareholders at an Extraordinary General Meeting on 28 November 2003, and the sale was completed on 2 December 2003.

Net assets disposed of and the related sales proceeds were as follows.

£000

Fixed Assets	345
Creditors (a)	(12,249)

Net Liabilities	(11,904)

Consideration
Cash	4,500
Receivable	500

5,000

Costs of Disposal	(1,092)
Release of goodwill taken to reserves (b)	(1,430)

2,478

Gain on Disposal	14,382

(a)	Included in creditors is £11.3m of deferred revenue relating to a Strategic Value Added Reseller Agreement with NSJ Corporation (which subsequently became Baltimore Technologies Japan). As the PKI technology was disposed of during the year, the deferred revenue relating to this agreement was released in 2003

(b)	The Group’s policy up to and including 30 April 1997 was to eliminate goodwill arising upon acquisitions against reserves. Under the provisions of Financial Reporting Standard 10—Goodwill and Intangible Assets’—such goodwill remains eliminated against reserves until disposal or termination of the previously acquired business, when the profit or loss on disposal or termination will be calculated after charging the gross amount of any such goodwill. The goodwill taken into account above was charged on the acquisition of Zedserve Ltd in 1992. The main business of Zedserve was the development of PKI software. The goodwill is therefore being set off against the consideration for the disposal of the PKI business.

(B)    DISPOSAL OF SUBSIDIARY UNDERTAKINGS 2002

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

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

13    DISPOSAL OF BUSINESSES AND SUBSIDIARY UNDERTAKINGS (continued)

(B)    DISPOSAL OF SUBSIDIARY UNDERTAKINGS 2002 (continued)

Net assets disposed of and the related sales proceeds were as follows.

£000

Fixed assets	1,181
Current assets	11,840
Creditors	(14,117)

Net liabilities Related intangibles	(1,096)
Goodwill	8,808
Intellectual property rights	8,897

16,609

Consideration
Cash	12,000
Shares in Clearswift	6,000
Loan notes	2,500

20,500

Costs of disposal	(4,176)

16,324

Loss on disposal	(285)

Reduction of Holding in Baltimore Technologies Japan

The Company announced on 4 February 2002 that it had exchanged contracts with CGI for the sale of 11,000 shares in Baltimore Technologies Japan for 900 million Yen (valued at £4.73 million at date of announcement; £4.6 million at actual transaction date) payable in cash. The effect of this was to reduce the Company’s holding from 62.38% to 19%. The loss on disposal amounted to £8.2 million. Pending receipt of the £1,023,000 receivable which was due and owing under the terms of the sale contract between the Company and CGI, the Company had not delivered to CGI 3,600 shares out of the total 11,000 sold to CGI. This receipt was fully provided against as at 31 December 2002.

Net assets disposed of and the related sales proceeds were as follows.

£000

Fixed assets	3,214
Current assets	18,303
Creditors	(3,876)

Net assets	17,641
Minority interest	(6,718)
Related intangibles—Goodwill	3,871

14,794

Cash consideration	3,548
Receivables	1,012
Costs of disposal	(29)
Investment of 19% in BTJ retained	2,088

6,619

Loss on disposal	(8,175)

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

13    DISPOSAL OF BUSINESSES AND SUBSIDIARY UNDERTAKINGS (continued)

(B)    DISPOSAL OF SUBSIDIARY UNDERTAKINGS 2002 (continued)

Sale of operations of Baltimore Technologies Pty Limited

The Company announced on 3 May 2002 that it had sold the operations of Baltimore Technologies Pty Limited in Australia, for £1.3 million (AU$3.5 million) to SecureNet Ltd. The sale completed on 31 May 2002. The loss on disposal amounted to £1.3 million. This loss is calculated after deducting costs of disposal of £0.2 million.

£000

Fixed assets	1,551
Current assets	127
Creditors	(408)

Net assets	1,270
Related intangibles
Goodwill	613
Intellectual property rights	537

2,420

Consideration	1,329
Costs of disposal	(239)

1,090

Loss on disposal	(1,330)

Disposal of the Hardware Business

On 19 September 2002, the Company announced that it had sold its hardware operations, based in the UK to the Ireland based AEP Systems, Ltd. The transaction consideration consisted of a cash payment of £3.0 million with retention against warranties of £0.3 million. The gain on disposal of £1.7 million is calculated after deducting cost of disposal of £60,000.

£000

Current Assets	899

Net assets	899

Consideration
Cash	2,700

Costs of Disposal	(60)

2,640

Gain on Disposal	1,741

14    STOCKS

	31 December 2003	31 December 2002

	£000	£000

Finished goods and goods for resale	–	19

Balance at end of year	–	19

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

14    STOCKS (continued)

Provision for stock obsolescence

	Year to 31 December 2003	Year to 31 December 2002

	£000	£000

Balance at beginning of year	–	179
Amounts utilised	–	(179)

Balance at end of year	–	–

15    DEBTORS

	31 December 2003	31 December 2002

	£000	£000

Group
Due within one year:
Trade debtors	1,060	6,407
Other debtors	474	3,758
Prepayments and accrued income	676	1,541

	2,210	11,706

Due after one year:
Amounts in respect of leased premises	3,453	3,302

	3,453	3,302

Total debtors	5,663	15,008

The amount in respect of leases due after one year of £3,453,000 is in relation to the cash collaterisation of guarantees. £3,175,000 is held as rent guarantees on the Dublin and Theale premises (£2,550,000 in relation to the Company’s Dublin premises and £625,000 in relation to the Company’s Theale premises). These guarantees will be held until the Company reports profits at three times the annual rent of the respective premises for three consecutive years. The remaining £278,000 is held as guarantees on the Company’s premises in Australia, Canada and the Netherlands. The Company has no other guarantees and all guarantees are fully cash collateralised.

Provision for doubtful debts included in the trade debtor balance set out above

	Year to 31 December 2003	Year to 31 December 2002

	£000	£000

Balance at beginning of year	5,516	5,829
Profit and loss account charge	(73)	1,307
Amounts utilised	415	(1,620)

Balance at end of year	5,858	5,516

	31 December 2003	31 December 2002

	£000	£000

Company
Due within one year:
Other debtors	–	376
Prepayments and accrued income	190	402

	190	778

Due after one year:
Amounts in respect of leased premises	3,175	3,055

	3,175	3,055

	3,365	3,833

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

15    DEBTORS (continued)

Other Debtors is entirely made up £3,175,000 of rent guarantees (£2,550,000 in relation to the Company’s Dublin premises and £625,000 in relation to the Company’s Theale premises). These guarantees will be held until the Company reports profits at three times the annual rent of the respective premises for three consecutive years. The Company has no other guarantees and all guarantees are fully cash collateralised.

16    CREDITORS (INCLUDING CONVERTIBLE DEBT): AMOUNTS FALLING DUE WITHIN ONE YEAR

	31 December 2003	31 December 2002

	£000	£000

Group
Mortgage	–	85
Convertible unsecured loan notes	174	–
Finance lease obligations	–	124
Trade creditors	1,364	2,880
Corporation tax	(17)	327
Other taxes and social security	481	717
Accruals	4,192	7,746
Deferred income from maintenance	60	3,928
Other deferred income	540	13,085

	6,794	28,892

Accruals consist of liabilities for day-to-day operating costs, for administrative expenses, including legal and professional costs, and for employee redundancy costs.

Included in accruals are amounts due to employees of £1,247,651 (2002: £2,474,211). These amounts comprise salary, vacation, bonuses and commissions. Pension payments to be made of £3,756 are also included in accruals (2002: £68,492).

The Company had no overdraft facilities in place for the year ended 31 December 2003. The facilities were allowed to lapse as they were not required.

The holder of convertible unsecured loan notes has the right, at any time after the first anniversary of issue (12 January 2000), to require conversion of all or some of the convertible unsecured loan notes into 1p ordinary shares of the Company. All but one loan note holder exercised their right to convert during 2003. The remaining loan notes are convertible into 58,653 shares and converted automatically on the fifth anniversary of issue (12 January 2004).

The interest rate payable on the convertible unsecured loan notes at 31 December 2003 was:

Loan notes

Weighted average interest rate	5.0%

	31 December 2003	31 December 2002

	£000	£000

Company
Corporation tax	(15)	–
Other taxes and social security	(93)	(20)
Convertible unsecured loan notes	174	–
Accruals	656	1,086

	722	1,066

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

17    CREDITORS (INCLUDING CONVERTIBLE DEBT): AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	31 December 2003	31 December 2002

	£000	£000

Group
Redeemable unsecured loan notes	–	1,339
Convertible unsecured loan notes	–	390
Mortgage
Due in one to two years	–	174
Other creditors	–	2

	–	1,905

	31 December 2003	31 December 2002

	£000	£000

Company
Redeemable unsecured loan notes	–	1,339
Convertible unsecured loan notes	–	390

	–	1,729

The Group had no commitments under finance leases or hire purchase contracts at the balance sheet date.

The redeemable loan notes were redeemed in 2003. See note 16 regarding Convertible unsecured loan notes.

18    PROVISIONS FOR LIABILITIES AND CHARGES

Vacant Property Provision

£000

Group
At 31 December 2002	3,808
Released on disposal of trade and assets	(89)
Utilised in year	(861)
Charge to Profit and Loss	1,889
Exchange differences	(68)

At 31 December 2003	4,679

The provision is a provision on vacant property.

During 2002 and 2003, the Company has vacated office space in several countries. The remaining lives of these rental contracts cover a wide range from less than one year to over ten years. The Company is endeavouring to procure sub tenants for the properties but in most cases the current state of the property markets means that the Company does not expect to recover the full cost of its continuing outgoing obligations.

The Company calculates its liability on a location by location basis, taking guidance from local letting agents on the appropriate current rents for similar properties and the length of time it may take to secure a tenant. The cash flows anticipated from a sub tenant are then matched to the Company’s known outgoings and the shortfall discounted to give a net present value liability at a credit adjusted risk free rate.

The main element of the provision is in relation the Company’s Theale premises. The lease on these premises expires in June 2017 and, following the disposal of Content Technologies, the Company leases two thirds of the building to Clearswift Corporation under a sub-lease expiring on 9 June 2017. The remaining third of the building has been let to Nvidia under a sublease expiring in 2013. A provision has been taken against the lease on the one-third portion unlet from 2013 to 2017. This has been discounted at a credit adjusted risk free rate of 4.5% to give a net present value.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

19    DEFERRED TAX

The Group net deferred taxation asset/(liability) is analysed as follows:

	31 December 2003		31 December 2002
	Recognised	Unrecognised	Recognised	Unrecognised

	£000	£000	£000	£000

Deferred tax assets
Trading losses	–	11,596	–	62,202
Fixed assets	–		–	1,828
Capital losses	–	145,154	–	145,154
Employee liabilities	–	–	–	3
Debtor provisions	–	–	–	331
Other	–	–	–	853
Acquired intangibles	–	–	–	58,143

Net deferred tax assets	–	156,750	–	268,514

Deferred tax liabilities
Fixed assets	–	–	–	(771)
Other	–	–	–	(66)

Net deferred tax	–	156,750		267,677

As a result of the business disposals made during the year, all of the entities in the Group ceased to trade sometime during the year with the exception of Baltimore Technologies (UK) Ltd and Baltimore Technologies Ltd (Ireland) which held various contracts that are outstanding at the year end. The reason for this is that under the terms of some of the sale agreements, it was agreed that certain contracts would remain in these two companies until completion. On this basis, the unrecognised deferred tax asset of £11,596 million relating to trading losses comprises only the trading losses carried forward in Baltimore Technologies (UK) Ltd and Baltimore Technologies Ltd (Ireland). All other trading losses previously disclosed are assumed to have expired on the basis that the respective entities have ceased to trade.

As a result of the business disposals made during the year, as at 31 December 2003, the Group holds no significant fixed assets other than the premises in Hemel Hempstead, which is classified as Land and Buildings and therefore creates no timing difference as no tax relief is available for the depreciation of the property. Accordingly, there are no deferred tax balances in relation to fixed assets at the year end. On this basis, trading losses previously disclosed are assumed to have expired on the basis that the Company has ceased to trade.

During the year ended 31 December 2002, the Company disposed of Content Technologies Holdings Ltd generating capital losses of approximately £500 million.

The deferred tax asset of £58,143,000 in relation to acquired intangibles, which was unrecognised as at 31 December 2002, comprises £28,548,000 in relation to the write down for accounting purposes of Baltimore Technologies plc’s investment in Baltimore Technologies Inc. (California) and £29,595,000 in relation to the write down for accounting purposes of the intangible assets held by Baltimore Technologies Inc (California). The asset is no longer disclosed on the basis that the trade and assets of Baltimore Technologies Inc. (California) were sold during 2003.

At 31 December 2003, the Company had £11.6 million in trade loss carryforwards of which £11.6 million can be carried forward indefinitely.

At 31 December 2003, the Company had £145.2 million in capital loss carryforwards of which £145.2 million can be carried forward indefinitely.

The Company net deferred taxation asset/(liability) is analysed as follows:

	31 December 2003		31 December 2002
	Recognised	Unrecognised	Recognised	Unrecognised

	£000	£000	£000	£000

Deferred tax assets
Trading losses	–	–	–	2,106
Capital losses	–	145,154	–	145,154
Other	–	–	–	32
Acquired intangibles	–	–	–	28,548

Net deferred tax assets	–	145,154	–	175,840

Deferred tax liabilities	–	–	–	–

Net deferred tax	–	145,154	–	175,840

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

19    DEFERRED TAX (continued)

As a result of the business disposals made during the year, all of the entities in the Group ceased to trade sometime during the year with the exception of Baltimore Technologies (UK) Ltd and Baltimore Technologies Ltd (Ireland) which held various contracts that are outstanding at the year end. On this basis, trading losses previously disclosed are assumed to have expired on the basis that the Company has ceased to trade.

During the year ended 31 December 2002, the Company disposed of Content Technologies Holdings Ltd generating capital losses of approximately £500 million.

The deferred tax asset of £28,548,000 in relation to acquired intangibles, which was unrecognised as at 31 December 2002, comprises £28,548,000 in relation to the write down for accounting purposes of Baltimore Technologies plc’s investment in Baltimore Technologies Inc. (California). The asset is no longer disclosed on the basis that the trade and assets of Baltimore Technologies Inc. (California) were sold during 2003.

20    CALLED UP SHARE CAPITAL†

	31 December 2003	31 December 2002

	Number	Number

Authorised
Ordinary shares of 1.0p each	80,000,000	80,000,000

	£000	£000
Ordinary shares of 1.0p each	800	800

	31 December 2003	31 December 2002

	Number	Number

Allotted, called up and fully paid
Ordinary shares of 1.0p each	53,755,408	53,514,288

	£000	£000

Ordinary shares of 1.0p each	538	535

On 10 June 2001, the Company issued 258,418 ordinary shares pursuant to the conversion of convertible loan notes issued to the sellers of Baltimore Technologies Limited.

During the year ended 31 December 2001, the Company issued 158,815 Ordinary shares of nominal value 1.0p each at a market price £52.30 in exchange for exchangeable shares, created on the acquisition of Nevex Software Technologies Inc. As required under Section 131 of the Companies Act 1985. The premium arising of £52.29 was taken to Merger reserve. The Merger reserve was released in the year ended 31 December 2003 (see note 21)

During the year ended 31 December 2001, 162,852 ordinary shares were issued upon exercise of share options at an average price of £16.60.

On 17 May 2002, the non-Executive Directors were allotted shares of nominal value 1.0p each following approval at the AGM that they should receive two thirds of their annual fees for 2001 in shares. The number of shares allotted was 52,836.

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

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

20    CALLED UP SHARE CAPITAL (continued)

Technologies Inc. As required under Section 131 of the Companies Act 1985, the premium arising of £52.29 was taken to merger reserve. The Merger reserve was released in the year ended 31 December 2003 (see note 21)

During the year ended 31 December 2002, 954 ordinary shares were issued upon exercise of share options at an average price of £4.50.

On 23 May 2003, the non-Executive Directors were allotted shares of nominal value 1.0p each. The number of shares allotted was 182,971.

During the year ended 31 December 2003, the Company issued 44,969 Ordinary Shares of nominal value 1.0p each in exchange for exchangeable shares created on the acquisition of Nevex Software Technologies Inc with a market value at the date of issue of £52.30 per share. As explained in note 21, on the date of acquisition of Nevex, a “shares to be issued” reserve was recorded at the then market value of the exchangeable shares (comprising nominal value of £0.01p and a premium of £52.29). As required under Section 131 of the Companies Act 1985, as shares are exchanged, the premium arising of £52.29 has been taken to merger reserve.

During the year ended 31 December 2003, the Company issued 13,180 Ordinary Shares of 1.0p each on the conversion of loan notes.

21    SHARE CAPITAL AND RESERVES†

	Share Capital	Share premium	Shares to be issued	Merger reserve	Warrant Reserve	Profit and loss account	Total

	£000	£000	£000	£000	£000	£000	£000

Group
At 31 December 2002	535	375,953	3,430	609,409	21,501	(994,431)	16,397
Issue of ordinary share capital	3	101	(2,352)	2,352	–		104
Profit for the period	–	–	–	–	–	7,260	7,260
Release of Merger Reserve (a)	–	–	–	(611,761)	–	611,761	–
Release of Goodwill previously taken to reserves(b)	–	–	–	–	–	1,430	1,430
Exchange Difference	–	–	–	–	–	(2,622)	(2,622)

At 31 December 2003	538	376,054	1,078	–	21,501	(376,602)	22,569

	Share Capital	Share premium	Shares to be issued	Merger reserve	Warrant Reserve	Profit and loss account	Total

	£000	£000	£000	£000	£000	£000	£000

Company
At 31 December 2002	535	375,953	3,430	609,409	21,501	(988,441)	22,387
Issue of ordinary share capital	3	101	(2,352)	2,352	–	–	104
Profit/(Loss) for the period	–	–	–	–	–	(2,683)	(2,683)
Release of Merger Reserve (a)	–	–	–	(611,761)	–	611,761	–

At 31 December 2003	538	376,054	1,078	–	21,501	(379,363)	19,808

(a)	Since the acquisition of Security Domain Pty Ltd in 1998, the Company acquired a number of companies by issuing shares to acquire the entire issued share capital of the acquiree. Under s131 of the Companies Act 1985, the share premium arising was taken to the merger reserve. The merger reserve was originally generated on the following acquisitions: Security Domain Pty Ltd (£5.6 million), Baltimore Technologies Ltd (£43.9 million), GTE CyberTrust Solutions Inc (£95.1 million), Content Technologies Holdings Ltd (£463.3 million). In November 2000, 251,569 exchangeable shares were created to acquire the entire issued share capital of Nevex Software Technologies Inc. (Nevex). As at 31 December 2003, £3.9 million has been taken to merger reserve upon the issue of shares in exchange for Nevex exchangeable shares. As shares are issued in exchange for these shares, the share premium arising has been taken to the merger reserve. As all of the acquired businesses have been disposed of as at 31 December 2003, the merger reserve has been released to distributable reserves.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

21    SHARE CAPITAL AND RESERVES† (continued)

(b)	The Group’s policy up to and including 30 April 1997 was to eliminate goodwill arising upon acquisitions against reserves. Under the provisions of Financial Reporting Standard 10 ‘Goodwill and Intangible Assets’ such goodwill remains eliminated against reserves until disposal or termination of the previously acquired business, when the profit or loss on disposal or termination will be calculated after charging the gross amount of any such goodwill. The goodwill taken into account above was charged on the acquisition of Zedserve Ltd in 1992. The main business of Zedserve was the development of PKI software. The goodwill has therefore been released from reserves and has been set against the profit on the disposal of the PKI business.

Shares to be issued

In November 2000, 251,569 exchangeable shares were created to acquire the entire issued share capital of Nevex Software Technologies Inc. (Nevex). 20,616 shares at an original market price of £52.30 remain to be issued.

Warrant Reserve

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

	Year to 31 December 2003	Year to 31 December 2002

	£000	£000

Group
Balance at beginning of period	(2,086)	(108)
Movement in period	(2,622)	(1,978)

Balance at end of period	(4,706)	(2,086)

22    SHARE OPTIONS†

The Directors consider that carefully chosen share incentive plans for employees benefit the long-term growth of the Group. The Group operates a number of share option plans. Details of the various plans are given below.

Share option schemes with no performance criteria (“fixed plans”)

Prior to the introduction of the Share Award Plan, the Group had three share option schemes with no performance criteria. As at 31 December 2003 all options under those schemes had lapsed.

No further options are to be granted under those schemes.

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

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

22    SHARE OPTIONS† (continued)

Share Award Plan

On 16 December 2002 the shareholders of the Company approved the creation of the Share Award Plan whereby employees can be granted an option to acquire shares in the Company over a period of up to 3 years at nil cost.

The Plan is administered by the independent trustees (the “Trustees”) of the Company’s existing employee benefit trust set up by deed on 15 July 1998 (the “Trust”) and provides participants with mid to long-term share awards that will substantially replace the Company’s existing share option schemes.

All employees, including Executive Directors, may participate in the Plan. Awards took the form of a nil cost option over ordinary shares in the capital of the Company (“Shares”). The vesting of these options is not contingent on performance criteria and awards will be exercisable in four equal nine-monthly tranches from the date of the award.

An analysis of the movements in the number of options outstanding granted under these schemes is as follows:

	Year ended 31 December 2003		Year ended 31 December 2002		Year ended 31 December 2001
	Number of Shares	Weighted average exercise price (£)	Number of shares	Weighted average exercise price (£)	Number of shares	Weighted average exercise price (£)

Number of share options outstanding at beginning of year	586,627	0.05	206,929	3.30	324,937	3.40
Granted	3,068,750	0.00	580,626	0.00	–	–
Exercised	(428,167)	0.00	(954)	4.50	(8,495)	3.20
Cancelled/lapsed	(774,913)	0.03	(199,974)	3.24	(109,513)	3.60

Number of share options outstanding at end of year	2,452,297	0.00	586,627	0.05	206,929	3.30

Options exercisable at year end	291,949	0.00	6,000	4.50	48,953	4.50
Weighted average fair value of options granted during the year (£)	0.00	–	0.01	–	N/A	–

Baltimore Technologies Investments Limited (formerly Data Innovation Limited) acts as trustee for the unapproved employee share option scheme and holds 125,500 (December 2002: 125,500) ordinary 1.0p shares in the Company at cost. The Directors consider this is immaterial to the consolidated accounts. The nominal value of these shares was £1,255 (December 2002: £1,255).

Summarised information about the above schemes is as follows:

	Options outstanding			Options exercisable
Exercise price (£)	Number outstanding at 31 December 2003	Weighted average remaining contractual life	Weighted average exercise price (£)	Number exercisable at 31 December 2003	Weighted average exercise price

0.00	2,452,297	8.96	0.00	291,949	0.00

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

Awards granted under the 1999 Plan were granted subject to the following performance target. The first third of the shares comprising the award were exercisable after the first anniversary of the date of grant if the closing mid-market price of a share derived from the Daily Official List of the London Stock Exchange over any consecutive period of 10 days in the previous 365 days (the “Share Price”) had increased by 33.33% relative to the exercise price. The second third became exercisable after the second anniversary of the date of grant if the Share Price had increased by 66.66% relative to the exercise price and the final third were exercisable after the third anniversary of the date of grant if the Share Price had increased by 100% relative to the exercise price. For awards granted under the 1999 Scheme in the calendar year 2001 and onwards, the first third of the shares comprising the award were exercisable after the first anniversary of the date of grant if the closing mid-market price of a share derived from the Daily Official List of the London Stock Exchange over any consecutive period of 20 trading days over the previous 365 days (the “Share Price”) had increased by 50% relative to the exercise price. The second third became exercisable after the second anniversary of the date of grant if the Share Price had increased by 50% relative to Year 1’s exercise price for at least 20 trading days over the previous 365 days and the final third were exercisable after the third anniversary of the date of grant if the Share Price had increased by 50% relative to Year 2’s exercise price. In respect of future grants the Remuneration Committee may impose such performance targets as they deem appropriate. The Remuneration Committee may impose any other conditions and limitations which they consider necessary and advisable in connection with the grant of awards.

An analysis of the movements in the number of options outstanding granted under these schemes is as follows:

	Year ended 31 December 2003		Year ended 31 December 2002		Year ended 31 December 2001
	Number of shares	Average exercise price (£)	Number of shares	Weighted average exercise price (£)	Number of shares	Weighted average exercise price (£)

Number of share options outstanding at beginning of year	6,262,987	6.90	7,063,954	9.20	8,204,036	23.40
Granted	–	–	2,043,250	0.80	4,637,661	3.50
Exercised	–	–	–	–	(154,356)	17.40
Cancelled/lapsed	(4,677,208)	4.54	(2,844,217)	8.50	(5,623,387)	26.80

Number of share options outstanding at end of year	1,585,779	13.88	6,262,987	6.90	7,063,954	9.20

Options exercisable at year end	1,205,579	17.37	238,931	12.09	1,657,508	14.86
Weighted average fair value of options granted during the year (£)	N/A	–	0.80	–	3.50	–

Summarised information about the above schemes is as follows:

	Options outstanding			Options exercisable
Range of exercise prices (£)	Number Outstanding at 31 December 2003	Weighted Average remaining contractual life	Weighted Average exercise price (£)	Number Exercisable at 31 December 2003	Weighted Average exercise price (£)

0.00 – 15.00	1,321,140	3.18	4.58	961,202	5.41
15.70 – 50.00	74,435	3.32	7.73	54,173	26.17
51.00 – 95.97	190,204	2.46	75.51	190,204	75.51

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

The weighted average fair value at the grant date of options were as follows:

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

Fixed plans
Weighted average grant date fair value (£)	0.37	12.14	45.40
Weighted average assumptions:
Risk free rate	4.5%	4.6%	4.69%
Expected life	4.5 years	4.3 years	3.6 years
Expected volatility	70%	67%	60%
Dividend yield	Nil	Nil	Nil
Variable plans
Weighted average grant date fair value (£)	3.17	7.13	9.90
Weighted average assumptions:
Risk free rate	5.0%	5.0%	5.59%
Expected life	4.0 years	4.0years	3.2years
Expected volatility	68%	68%	68%
Dividend yield	Nil	Nil	Nil

Options to subscribe for ordinary shares under the various share option schemes, including those noted in Directors’ interest, are as follows:

Scheme	Date of Grant	Number	Exercise Price £	Exercise Period

Unapproved employee share option scheme	03.01.95 – 12.01.96	–	0.10p	31.08.97 – 30.10.01
1997 approved scheme	30.09.97	11,000	2.70	30.09.00 – 30.09.04
1998 approved scheme	27.07.98 – 16.12.98	40,530	4.50	27.07.01 – 05.12.05
1998 unapproved scheme	27.07.98 – 12.05.99	257,832	4.50 – 7.80	26.07.01 – 26.07.05
1998 unapproved super option scheme	27.07.98 – 12.05.99	135,593	4.50 – 7.80	27.07.03 – 12.05.09
1999 stock incentive plan	26.10.99 – 10.10.01	1,325,227	0.10–72.90	01.06.00 – 25.10.10
Cybertrust Incentive Plan	24.03.00 – 10.10.01	175,791	81.20–95.97	24.03.01 – 29.03.10
Share Award Plan	20.12.02 – 14.01.03	2,452,296	–	01.10.03 – 16.12.12

In December 1998 the Company established an Employee Benefit Trust and provided a loan note of £999,000 to enable the Trust to purchase 290,000 of the Company’s 1.0p ordinary shares with a nominal value of £2,900. In December 2002, the Company provided an additional loan of £20,000 to the Trustees to purchase 2,000,000 of the Company’s 1.0p ordinary shares with a nominal value of £20,000. During 2003, 435,542 shares were issued from the Employee Benefit trust under the terms of the Share Award Plan. The total number of shares held by the trust at 31 December 2003 is 1,854,458 and these are carried at their nominal value of £18,854.

The following table provides summary information for each of the Directors who hold options to purchase the Company’s outstanding 1.0p ordinary shares as of 31 December 2003. Each option was granted without monetary consideration.

Director	Date of Grant	Exercise Price £	Exercise Period	1 January 2003* Number	Granted	Lapsed	Exercised	31 December** 2003 Number

B Khezri	20.12.02	0.01	20.12.02-16.12.12	126,562	–	–	–	126,562
D Kelly	20.12.02	0.01	20.12.02-16.12.12	101,250	–	–	–	101,250
S Enoch	20.12.02	0.01	20.12.02-16.12.12	101,250	–	–	–	101,250
P Smith	20.12.02	0.01	20.12.02-16.12.12	125,000	–	–	–	125,000

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.
*	or date of appointment if later
**	or date of resignation if earlier

Baltimore Technologies

22    SHARE OPTIONS† (continued)

Financial Statements

Notes to the consolidated financial statements

22    SHARE OPTIONS† (continued)

The market price of shares at 31 December 2003 was £0.3925 (2002: £0.45). During the year, shares traded in the range of £0.20 to £0.44.

No Executive Officers hold options to purchase the Company’s outstanding 1.0p ordinary shares as of 31 December 2003.

No Directors exercised share options during 2003 or 2002.

23    CONTINGENT LIABILITIES

Share options granted subsequent to 5 April 1999 under unapproved schemes are subject to employers’ and employees’ national insurance on the gain made on exercise of such options by UK employees.

There was no accrual as at 31 December 2003. Based on the year end share price of 39.25p, there is no contingent liability arising in respect of those share options.

24    COMMITMENTS

Total rentals under operating leases charged to profit and loss account were as follows:

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

Group
Hire of plant and machinery	15	30	1,439
Land and buildings	2,564	9,073	6,166

	2,579	9,103	7,605

Commitments under operating leases to pay rentals during the year following the year end analysed according to the period in which each lease expires were as follows:

	Land and buildings
	31 December 2003	31 December 2002	31 December 2001

	£000	£000	£000

Expiring within one year	10	1,214	2,576
Expiring in years two to five	237	929	1,029
Expiring in greater than five years	1,546	1,632	2,595

	1,793	3,775	6,200

	Other assets
	31 December 2003	31 December 2002	31 December 2001

	£000	£000	£000

Expiring within one year	–	15	53
Expiring in years two to five	–	–	72
Expiring in greater than five years	–	–	13

	–	15	138

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

24    COMMITMENTS (continued)

The future minimum lease payments under operating leases that have initial or remaining terms in excess of one year together with the present value of the net minimum lease payments at 31 December 2003 were as follows:

31 December 2003

£000

Obligations under leases comprise:
Operating leases expiring within one year	1,793
Leases expiring after more than one year
From one to two years	2,214
From two to three years	2,195
From three to four years	1,794
From four to five years	1,663
After five years from balance sheet date	12,023

19,889

21,682

These obligations are partly offset by subleases amounting to a total of £15,381,470.

The Group’s major premises are as follows:

The Group’s operational headquarters until completion of the sale of the core PKI business in December 2003 were at 39/41 Parkgate Street in Dublin, and it commenced the lease at Block B at 39/41 Parkgate Street on 1 June 2000. This property has a total area of 23,720 square feet. The rent on this lease is EUR 0.6 million (£0.4 million) per year. There was a three-month rent-free period at the beginning of the lease. The term of this lease is 25 years with rent revisable every five years, and there is a tenant-only option to break the lease after 15 years.

The Group also leases premises at Building 1310 Waterside, Arlington Business Park, Theale, Reading, Berkshire RG10 4SA, pursuant to a lease dated 12 December 2000 and made between API (No 10) Limited (as landlord) and Baltimore Technologies plc (as tenant). The lease is for a term of 16 years and 6 months from 12 December 2000 and is at a yearly rent of £1,247,096. These premises comprise of 44,145 square feet. Following the disposal of Content Technologies Holdings Ltd in March 2002, the Company leases 29,440 square feet of these premises under a sublease expiring 9 June 2016 at a rent of £828,130 per annum. Following relocation of the Company’s registered office to Hemel Hempstead, the remaining part of the building has been leased under a sublease dated 25 September 2003 expiring 25 September 2013 at a rent of £412,000 per annum.

Company

The Company has no annual commitments under non-cancellable operating leases.

The Company’s registered office is at Innovation House, 39 Mark Road, Hemel Hempstead, Hertfordshire HP2 7DN, United Kingdom. The Company owns these premises and the mortgage was paid in full during 2003. The premises comprise of 19,900 square feet.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

25    NOTES TO ACCOMPANY CASH FLOW STATEMENT

25(a)    Reconciliation of operating loss to net cash flow from operating activities

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

Operating loss	(19,105)	(58,782)	(663,859)
Impairment and amortisation of goodwill and intangible assets	4,582	31,721	569,948
Depreciation of tangible fixed assets	2,384	4,640	7,718
Impairment of tangible fixed assets	2,992	1,240	60
Impairment of investments	4,132	2,400	–
Loss on sale of subsidiaries	–	4,417	–
Charge in relation to share related awards	–	66	775
Decrease/(Increase) in stocks	20	(19)	(338)
Increase in provisions	871	318	3,490
Decrease in debtors	5,862	2,604	15,439
Decrease in creditors	(14,095)	(6,071)	(3,188)

Net cash outflow from operating activities	(12,357)	(17,466)	(69,955)

25(b)    Analysis of amounts netted on the cash flow statement

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

Returns on investment and servicing of finance
Interest received	844	1,193	4,001
Interest paid on bank loans, overdrafts and all other loans	(162)	(30)	(1,432)
Interest on finance leases	(7)	–	–

Net cash inflow from returns on investment and servicing of finance	675	1,163	2,569

Taxation	(23)	392	68

Capital expenditure and financial investments
Purchase of tangible fixed assets	(40)	(651)	(12,438)
Sale of tangible fixed assets	–	3,765	–
Sale of investments	4,500	–	–
Purchase of own shares and other financial instruments	–	–	(24)

Net cash inflow/(outflow) for capital expenditure and financial investments	4,460	3,114	(12,462)

Disposals/(Acquisitions)
Disposal/(acquisition) of trade and assets/subsidiary undertakings	17,504	16,235	(7,195)
Expenses on disposal/acquisition of trade and assets/ subsidiary undertaking	(1,848)	(3,679)	–
Net cash at bank and in hand (disposed of)/acquired with subsidiary	–	(2,735)	–

Net cash inflow/(outflow) from disposals/acquisitions	15,656	9,821	(7,195)

Financing
New finance leases	–	–	91
Repayments of amounts borrowed	(259)	(190)	(436)
Issue of ordinary shares (net of issue expenses)	104	–	1,908
Repayment of convertible loan notes	(1,339)	–	(20,675)
Cash removed from/(placed in) escrow to secure convertible loan notes	–	–	20,675
Capital element of finance lease repayments	(125)	(354)	(490)

Net cash (outflow)/inflow from financing	(1,619)	(544)	1,073

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

25    NOTES TO ACCOMPANY CASH FLOW STATEMENT (continued)

25(c)    Analysis of net funds/(debt)

	Cash at bank	Overdrafts	Finance leases	Mortgage	Bank loans	Other loans	Net funds/ (debt)

	£000	£000	£000	£000	£000	£000	£000

At 31 December 2000	107,798	–	(926)	(729)	–	(22,561)	83,582
Cash flow	(85,902)	–	490	323	–	113	(84,976)
Conversion of loan notes	–	–	–	–	–	20,675	20,675
New finance leases	–	–	(91)	–	–	–	(91)
Exchange movements	(656)	–	8	1	–	3	(644)

At 31 December 2001	21,240	–	(519)	(405)	–	(1,770)	18,546
Cash flow	(3,520)	–	354	146	–	44	(2,976)
Disposal (excluding cash and overdrafts)	–	–	40	–	–	4	44
Exchange movements	163	–	–	–	–	(1)	162

At 31 December 2002	17,883	–	(125)	(259)	–	(1,723)	15,776
Cash flow	6,792	–	125	259	–	–	7,176
Conversion of loan notes	–	–	–	–	–	1,555	1,555
Exchange movements	–	–	–	–	–	(6)	(6)

At 31 December 2003	24,675	–	–	–	–	(174)	24,501

26    FINANCIAL INSTRUMENTS

Treasury Policies

The Group seeks to reduce the interest and currency risk, to ensure sufficient cash is available to meet foreseeable needs and invest its cash assets safely and profitably. Funding requirements are regularly reviewed by the Board. The Group does not undertake any trading or speculative activity in financial instruments.

The Group’s financial instruments comprise mainly of cash with various items, such as trade debtors and trade creditors, that arise directly from its operations. The Company also has long-term debtors and investments. The main purpose of these financial instruments is to provide finance to allow the Group to pursue future business opportunities or strategic transactions.

Long Term Debtors

The Group has long-term debtors in the form of cash guarantees on its premises. Details may be found in note 15. In all cases, the guarantee is held in the currency of the lease so that exposure to currency risk is minimised.

Investments

The Group held investments valued at £2.1 million as at 31 December 2003. The major component was the Group’s investment in Baltimore Technologies Japan. The Group’s holding was sold in March 2004 (see note 27).

The main risks arising from the Group’s financial instruments are interest rate risk and exchange rate risk.

Interest Risk

With the exception of Convertible loan notes, the Group has no interest bearing debt at 31 December 2003. The main interest risk to the Group is that it fails to maximize the interest bearing potential of it cash balance. The Group addresses this by placing cash on deposit in interest bearing accounts. To date, the Group has not hedged the exposure to interest rate fluctuations through the issue of financial instruments.

Foreign Currency Risk

The Group has not used financial instruments to hedge against possible risks arising from fluctuations in foreign currency exchange rates as, in the past, the exposure has been limited. The Group’s subsidiaries deal mainly in their local currency, it is Group policy to limit foreign currency risk where possible by maintaining cash deposits in appropriate foreign currencies. As a result the Group’s currency exposure to realised exchange rate movements is not significant.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

26    FINANCIAL INSTRUMENTS (continued)

Liquidity

The Group’s cash position is regularly monitored by the Board and regular cash forecasting is in place. Surplus cash is kept in interest earning bank accounts.

The carrying values, notional principal values and estimated fair values of the Group’s financial instruments, both on and off balance sheet, are set out below. Current assets and liabilities have been excluded from all the following disclosures as their carrying values approximate to fair value due to their short maturity or due to the variability of their interest rates.

Additional detail may be found in notes 16 and 17.

Fair value estimates, which are based on relevant market information, are subjective in nature and involve uncertainties and judgments and changes in market conditions and assumptions could significantly affect these estimates. The disclosed values are those which are representative of fair values at the dates indicated, except as noted below.

	31 December 2003		31 December 2002
	Carrying Amount	Estimated fair value	Carrying amount	Estimated fair value

	£000	£000	£000	£000

Convertible unsecured loan notes	(174)	(22)	(390)	(230)
Long term debtors	3,453	3,453	3,302	3,302
Investments	2,107	2,107	6,151	6,151

The fair value of the shares into which the loan notes convert is estimated using the market value at the year end.

Exchange risk

The table below shows the Group’s currency exposure at 31 December 2003, being exposure on currency translations that give rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group which are not denominated in Sterling.

	Net foreign currencies monetary assets (£000)
	31 December 2003
Functional Currency	US Dollar	Euro	Yen	STG	AUD	HKD

Sterling	539	(414)	7	–	–	–
Euros	–	–	4,027	–	–	–

	31 December 2002
Functional currency	US Dollar	Euro	Yen	STG	AUD	HKD

Sterling	939	805	198	–	–	–
Euros	77	–	4,027	–	(17)	–

27    SUBSEQUENT EVENTS

Sale of stake in Baltimore Technologies Japan to beTRUSTed

On 15 March 2004 the Company announced that it had reached agreement with beTRUSTed to sell its remaining stake in Baltimore Technologies Japan (BTJ) to beTRUSTed for £2.25 million in cash, the proceeds of which will be used for general corporate purposes. This transaction was closed on 30 March 2004.

Sale of Holding in Earthport plc

On 20 February 2004 the Company disposed of 1,825,000 shares in Earthport plc which were held by the Group, realising £50,035.95 net cash.

Acquisitor Holdings (Bermuda) Limited

On 22 March 2004 the Company received at its registered office a notification from Acquisitor Holdings (Bermuda) Limited requesting an extraordinary meeting of shareholders to consider resolutions to remove the entire Board of Baltimore and to appoint five directors of their nomination to the Company’s Board of Directors.

On 23 March 2004, the Company received a notification that following the purchase of 100,000 shares on 12 March 2004, Acquisitor Holdings (Bermuda) Limited had a notifiable interest in 5,453,736 ordinary shares in the Company, representing approximately 10.1% of the issued share capital of the Company.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

27    SUBSEQUENT EVENTS (continued)

On 24 March 2004 the Company received a notification that following the purchase of 575,000 shares on 22 and 23 March 2004, Acquisitor Holdings (Bermuda) Limited had a notifiable interest in 6,028,736 ordinary shares in the Company, representing approximately 11.2% of the issued share capital of the Company.

On 24 March 2004 the Company received a notification of the existence of a statutory concert party agreement under section 204 Companies Act 1985 from the persons referred to in paragraph (a) below (“the Agreement”).

The Company has been notified of the following information in relation to the Agreement:-

(a) The parties to the Agreement are:

David Buchler of 12 Curzon Street, Mayfair, W1J 5HL.

George Wardale of Flat 8, Craven Lodge, 15/17 Craven Hill, London W2 5ER

Robin Williams of 17 Hestercombe Avenue, London SW6 5LL

Aquisitor Holdings (Bermuda) Limited, a company registered in Bermuda (Company number EC32387), registered office is at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

(b) David Buchler purchased 60,000 ordinary shares in the Company (he is beneficially interested but they will be held through Pershing Nominees Limited) on 22 March 2004.

(c) Robin Williams purchased 20,000 ordinary shares in the Company (he is beneficially interested but they will be held through Pershing Nominees Limited) on 22 March 2004.

(d) Acquisitor Holdings (Bermuda) Ltd purchased 225,000 ordinary shares in the Company (it is beneficially interested but they will be held through Hanover Nominees Limited) on 22 March 2004.

(e) Acquisitor Holdings (Bermuda) Limited purchased 350,000 ordinary shares in the Company (it is beneficially interested but they will be held through Hanover Nominees Limited) on 23 March 2004.

(f) Acquisitor Holdings (Bermuda) Limited held 5,453,736 ordinary shares in the Company on 19 March 2004.

The Company was further notified on 24 March 2004 that following the share purchases noted above, the parties to the Agreement now hold a total of 6,108,735 ordinary shares in the Company.

On 26 March 2004 the Company was notified that pursuant to the Agreement, Acquisitor Holdings (Bermuda) Limited purchased a further 80,000 ordinary shares and George Wardale a further 20,000 ordinary shares in the Company and that the parties to the Agreement then held a total of 6,208,736 ordinary shares in the Company.

On 29 March 2004 the Company was notified pursuant to the Agreement, that Acquisitor Holdings (Bermuda) Limited purchased a further 155,000 shares in the Company on 26 March 2004 and that Acquisitor Holdings (Bermuda) Limited purchased a further 70,000 shares in the Company on 29 March 2004 and that the parties to the Agreement then held a total of 6,733,736 ordinary shares in the Company.

On 15 April 2004 the Company was notified pursuant to the Agreement that Acquisitor Holdings (Bermuda) Limited purchased a further 140,000 ordinary shares on 8 April 2004 and a further 155,000 ordinary shares on 13 April 2004 taking the aggregate holding in which the partner to the Agreement are interested to 7,008,736 ordinary shares representing 13.03 per cent of the then issued share capital of the Company.

Changes to the Board and Management

On 31 March 2004 the Company announced the conclusion of its review of its strategic options and announced its New Business Strategy and changes to its Board and management team. Accordingly, the following appointments to the Board would be made with effect from the Commencement Date or in the case of Richard Eyre 4 May 2004. David Weaver is appointed as Chief Executive. Alfredo Goyanes is appointed as Chief Financial Officer-Designate and with effect from the conclusion of the Acquisitor EGM on 6 May 2004 will assume the role of Chief Financial Officer on the retirement of Denis Kelly. James E Huston, John Uttley and Richard Eyre are appointed as non-Executive Directors. Bijan Khezri, the Executive Chairman, will retain the role of Chairman in a non-Executive capacity and will on the Commencement Date step down from the post of Chief Executive to make way for David Weaver. Denis Kelly will retire from his position as Chief Financial Officer and Company Secretary at the Acquisitor EGM on 6 May 2004, and as a Director at the 2004 AGM. George Powlick, non-Executive Director and Simon Enoch, non-Executive Director, will retire as Directors at the Acquisitor EGM on 6 May 2004.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

28    ADDITIONAL INFORMATION FOR US INVESTORS

Differences between UK and US accounting principles

(I) Differences giving rise to accounting adjustments

The accompanying consolidated financial statements included in this report are prepared in accordance with UK generally accepted accounting principles (“GAAP”). Certain significant differences between UK GAAP and US GAAP which affect the Group’s net income/(loss) and shareholders’ equity are set out below.

The following is a summary of the material adjustments to net income/(loss) and shareholders’ equity which would have been required if US GAAP had been applied instead of UK GAAP.

			Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2001

	Notes		£000	£000	£000

Net income/(loss)
Net income/(loss) in accordance with UK GAAP			7,260	(64,728)	(652,848)
Adjustments to conform to US GAAP
Differences arising on gain/(loss) disposal of businesses	(a	)
Japan			–	234	–
Australia			–	34	–
Content			–	(776)	–
SelectAccess			172	–	–
Managed Services/OmniRoot			288	–	–
PKI			(3,761)	–	–
Goodwill reserve			1,430	–	–
Purchase accounting adjustments	(b	)
Goodwill impairment			–	(7,244)	–
Goodwill amortization			4,533	12,278	39,138
Intangible fixed assets amortization			49	(217)	(17,149)
Intangible fixed assets impairment			–	6,956	–
Revenue recognition	(c	)
Long-term contracts			–	–	(4)
Software revenue			–	205	1,075
Share compensation adjustments
Share compensation expense	(d	)	(314)	(1,775)	33,661
Employer payroll taxes on share compensation for the period	(j	)	–	–	(1,971)
Reinstatement of investment	(l	)	(2,088)	–	–
Retranslation of foreign subsidiaries	(m	)	(1,270)	–	–
Impairment of fixed assets	(g	)	(248)	–	–
Deferred tax	(h	)	–	5,945	2,598

			(1,209)	15,640	57,348

Net income/(loss) attributable to ordinary shareholders in accordance with US GAAP			6,051	(49,088)	(595,500)

Net income/(loss) per ordinary share, basic—pence	(i	)	12.2	(94.9)	(1,202.3)

Net income/(loss) per ordinary share, diluted—pence	(i	)	11.6	(94.9)	(1,202.3)

Weighted average number of ordinary shares used to calculate basic earnings per share			49,800,990	51,720,796	49,528,746

Weighted average number of ordinary shares used to calculate diluted earnings per share			52,072,878	51,720,796	49,528,746

All results above relate to discontinued operations as, during the year, the Group sold all its remaining businesses and ceased to trade. Going forward, the Group will incur costs in relation to the development of the future strategy of the Group and the safeguarding of its assets for example, office costs, salaries for remaining staff and renumeration for Directors. The Group completed the sales of its remaining investments in Earthport plc in February 2004 and Baltimore Technologies Japan in March 2004.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

28    ADDITIONAL INFORMATION FOR US INVESTORS (continued)

			31 December 2003	31 December 2002	31 December 2001

	Notes		£000	£000	£000

Shareholders’ equity
Total shareholders’ equity in accordance with UK GAAP			22,569	16,397	82,971
Adjustments to conform to US GAAP
Purchase accounting adjustments	(b	)
Goodwill			–	–	(18,238)
Intangible fixed assets			–	–	31
Goodwill impairment			–	(4,229)	–
Intangible fixed assets impairment			–	(353)	–
Revenue recognition	(c	)
Software revenue			–	–	(303)
Share compensation adjustments
Deferred share compensation expense	(d	)	(931)	(437)	(2,082)
Adjustment to shareholders’ equity in respect of deferred share compensation expense	(d	)	931	437	2,082
Convertible loan notes	(e	)	62	76	76
Employee benefit trust	(f	)	(19)	(132)	(442)
Impairment of fixed assets	(g	)	–	248	248
Reinstatement of investment	(l	)	(2,088)	–	–
Deferred tax	(h	)	–	–	(5,945)

			(2,045)	(4,390)	(24,573)
Shareholders’ equity in accordance with US GAAP			20,524	12,007	58,398

(a)    Difference arising on disposal of businesses

Difference in loss/gain on disposal of businesses is a result of the differences between assets and liabilities under UK GAAP and under US GAAP and the reversal of the goodwill under UK GAAP arising from acquisitions before 1 May 1997. Under US GAAP, in 2003, the Company recognized the foreign exchange translation adjustment relating to the disposal of Selected Access for £172,000, Management Services and OmniRoot for £288,000 and PKI for (£3,761,000). Under US GAAP, in 2002, the Company recognized the following differences on disposals: On the disposal of Australia, balance of goodwill and intangible GAAP difference remaining of (£40,000), revenue GAAP difference remaining £114,000 and foreign exchange translation adjustment relating to the disposal of (£40,000). On the disposal of Japan balance of goodwill GAAP difference remaining of £1,298,000 and foreign exchange translation adjustment relating to the disposal of (£1,064,000). On the disposal of Content, balance of goodwill and intangible GAAP difference remaining of (£250,000) and foreign exchange translation adjustment relating to the disposal of (£526,000).

(b)    Purchase accounting adjustments

Under US GAAP in 2002 the Company wrote off all goodwill and intangible assets, however, under UK GAAP the Company had some goodwill and intangibles assets remaining as of fiscal year end 2002. In 2003 amortisation of goodwill was £4.5 million and amortization of intangible asset was £49,000 under UK GAAP. No goodwill and intangible amortisation was recorded under US GAAP.

Under US GAAP, fair values are ascribed to net assets acquired in a purchase business combination, including identifiable intangibles and goodwill is capitalized on the balance sheet. Prior to the implementation of Statement of Financial Accounting Standards (“SFAS”) No. 142 ‘Goodwill and Other Intangible Assets’, goodwill was amortized through the income statement over its estimated useful life (not exceeding 40 years).

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

28    ADDITIONAL INFORMATION FOR US INVESTORS (continued)

Under UK GAAP, goodwill representing the excess of the fair value of purchase consideration over the fair value of identifiable assets and liabilities acquired, is amortised over the estimated useful life for each separate acquisition.

Under UK GAAP, purchase consideration issued in the form of shares is valued at the market price of the shares at the date of the ultimate approval of the transaction by the shareholders. Under US GAAP, the consideration is valued at the average share price for the seven business days commencing three days before and ending three days after the date on which the principal terms were agreed and announced.

Under US GAAP, SFAS No. 142 has been implemented from 1 January, 2002. SFAS No. 142 eliminates the previous requirement to amortize goodwill and intangible assets with indefinite lives, addresses the amortization of intangible assets with a finite lives and the annual impairment testing and recognition of goodwill and intangible assets.

Under SFAS No. 142, goodwill and other indefinite lived intangible assets are no longer amortized but are reviewed at least annually for impairment (or more frequently if dictated by events and circumstances). Separate intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. A reconciliation to the previously reported net income/(loss) under US GAAP to the amounts adjusted for the exclusion of amortization of goodwill and workforce was as follows:

	For the year ended 31 December
	2003	2002	2001

	£000	£000	£000

Net income/(loss) in accordance with US GAAP	6,051	(49,088)	(595,500)
Add back: Goodwill amortisation	–	–	100,999
Add back: Workforce amortisation	–	–	1,882

Adjusted net income/(loss)	6,051	(49,088)	(492,619)

	2003	2002	2001

	Pence	Pence	Pence
Basic earnings/(loss)per share:
Net income/(loss)	12.2	(94.9)	(1,202.3)
Goodwill amortisation	–	–	203.9
Workforce amortisation	–	–	3.8

Adjusted net income/(loss) per share	12.2	(94.9)	(994.6)

Diluted earnings/(loss) per share:
Net income/(loss)	11.6	(94.9)	(1,202.3)
Goodwill amortisation	–	–	203.9
Workforce amortisation	–	–	3.8

Adjusted diluted net income/(loss) per share	11.6	(94.9)	(994.6)

After the disposal of the Content business, which was held for sale at 31 December 2001, the Company has operated as a single operating segment and reporting unit, and all of the goodwill into which workforce had now been subsumed was associated with the entire Company.

Goodwill was tested for impairment as of the date of adoption of SFAS No. 142 and annually thereafter. The decision as to whether an impairment of goodwill should be recorded is determined using a two-step process. The first step is to test for indicators of impairment of goodwill by comparing the fair value of the Company with its carrying value. The fair value of the Company at 1 January, 2002 was in excess of the carrying value under US GAAP, and so the first test of fair value did not indicate impairment and no transitional adjustment were recorded.

The Company has selected 31 December as its annual review date and therefore an impairment review was required as at 31 December, 2002 which resulted in the impairment of the entire carrying value of the goodwill of £4.2 million which was written off to a £nil carrying value.

The impairment of goodwill is included under General and Administrative expenses in the Profit and Loss Account.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

28    ADDITIONAL INFORMATION FOR US INVESTORS (continued)

(c)    Revenue recognition

Long-term contracts

Under both UK and US GAAP, profits earned under systems integration contracts, which comprise implementation, customization and integration services, are recognized on the percentage of completion method in accordance with Statement of Position (“SOP 81-1”) “Accounting for Performance of Construction Type and Certain Production Type Contracts”. Under UK GAAP, profit is recognized on a non-linear basis which results in higher proportions of revenue being deferred to the later part of the contract. For example, assuming a forecasted profit of £100 and 75% completion, under US GAAP, £75 of profit would be recognized. Under UK GAAP, this profit would be reduced to 75% of £75 (that is, a reduction of 25%) which is £56.

Certain systems integration contracts incorporate development work where the Company retains any resulting intellectual property and payment is not contingent on the completion of such work. Such agreements have no contractual commitments or obligations which require the Company, regardless of the results of the development work, to repay, be subject to penalties, or enter in any other financial or commercial relationship with the other party as a result of the development work agreement. These contracts are accounted for as long-term contracts, or on a time and expense basis, if appropriate

There are no US GAAP adjustments in 2003 related to long-term contracts.

Software revenue

Under US GAAP, revenue from software agreements is accounted in accordance with SOP 97-2, “Software Revenue Recognition”, SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With respect to Certain Transactions”, and Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”, and other related pronouncements.

For arrangements that include multiple elements, the fee is allocated to the various elements based on vendor specific objective evidence of fair value. The fair value of each element in an arrangement is established with reference to previous individual sales of that element or an established and approved price list.

Where this does not exist, revenue from multiple element arrangements is deferred until all elements of the arrangements have been delivered, except that if the only undelivered element is post-contract customer support, the entire fee is recognized ratably, or if the only undeliverable element is services that do not involve significant production, modification, or customization of software, the entire fee is recognized over the period during which the services are expected to be performed.

Under US GAAP, fees from reseller agreements which represent payments for authorization or for exclusivity as a reseller are recognized ratably over the period of the agreement. Prior to 2002, fee for such arrangements were recognized under UK GAAP upon entering into the arrangements. Revenue on sales to resellers under both UK and US GAAP is recognized on delivery to the reseller if all of the criteria of SOP 97-2 have been met. Revenue is deferred where collectability is not certain or the fee is not fixed or determinable.

There are no US GAAP adjustments in 2003 related to software revenue.

(d)    Share compensation expense

At 31 December 2003, the Group had a number of share-based compensation plans, which are described in note 22. The Group recognizes compensation costs for US GAAP purposes in accordance with the requirements of APB Opinion No. 25.

Under US GAAP, the Company has treated the 16 December 2002 share award plan (note 22) as a fixed plan. Therefore, under US GAAP the Company had compensation expense of £446,000 in 2003. Under UK GAAP compensation expense of £132,000 was recorded in 2003.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

28    ADDITIONAL INFORMATION FOR US INVESTORS (continued)

In the Group’s consolidated financial statements prepared under UK GAAP, no cost is accrued for certain share options awarded to employees where the exercise price is equivalent to the market value of the shares at the date of grant. Where Company shares to satisfy options are held by an Employee Share Option Trust (“ESOT”), the difference between the exercise price and the book value is charged as an operating cost over the period of service of the employees.

Under UK GAAP, no cost is required to be recorded for Save As You Earn (“SAYE”) schemes.

Under UK GAAP share options issued to employees of an acquired company are recorded as additional purchase consideration based on the fair value of the options. The market value of the options used in the fair value calculation, is the market value at the date of ultimate approval of the transaction by the shareholders.

Under US GAAP, the market value used in the fair value calculation of the options issued in connection with a business acquisition is the average market value for the seven business days commencing three days before and ending three days after the date on which the principal terms were agreed. This additional purchase consideration is reduced by the unearned compensation cost of any unvested options. Under US GAAP, the compensation charge has been recorded as a debit to the profit and loss account and a credit to shareholders’ equity. The amount of deferred compensation which will be recognized as a charge to the profit and loss account in future periods has been recorded as a debit and a credit to shareholders’ equity for US GAAP purposes.

(e)    Convertible loan notes

Under UK GAAP and US GAAP, loan notes issued in connection with an acquisition which are convertible into shares are recorded at the fair value of shares into which they convert. Under UK GAAP, the shares are valued at the market price per share at the date of ultimate approval of the transaction by the shareholders. Under US GAAP, the consideration is valued at the average share price for the seven business days commencing three days before, and ending three days after the date on which the principal terms were agreed and announced. This difference in the value of the convertible loans notes under UK and US GAAP is adjusted as the notes are actually converted into shares.

(f)    Employee Benefit Trust (‘EBT’)

Under UK GAAP, shares acquired by the EBT are included in the consolidated balance sheet at cost, as a fixed asset. Under US GAAP, they are accounted for as treasury stock and recorded as a reduction in shareholders’ equity.

(g)    Impairment of fixed assets

Under UK GAAP, FRS11 “Impairment of fixed assets and goodwill”, in the event of a permanent diminution in the value of an asset, an impairment should be charged to reduce the asset’s carrying value to the estimated recoverable amount. Under US GAAP an impairment loss is recognized only if the carrying amount of the assets is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and the fair value. As at 31 December 2003, the asset in question, the Company’s premises in Hemel Hempstead, is being held for sale and is therefore held under UK and US GAAP at its recoverable value.

(h)    Deferred tax

Deferred taxation is provided on a full liability basis under US GAAP and deferred tax assets are reduced by a valuation allowance if it is more likely that some portion or all of the deferred tax assets will not be realised. Under US GAAP, all deferred tax liabilities and assets resulting from temporary differences in financial and tax reporting are recognised together with deferred tax assets relating to tax losses carried forward subject to certain limited exemptions which include unremitted earnings of overseas subsidiaries that are essentially “permanent”. US GAAP deferred tax is based on rates that have been enacted.

Under UK GAAP, in accordance with FRS 19 “Deferred Tax”, deferred taxation is recognized, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date. Under UK GAAP deferred tax is measured based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

28    ADDITIONAL INFORMATION FOR US INVESTORS (continued)

The deferred tax credit of £5,945,000 appearing in the reconciliation of loss in accordance with UK GAAP and loss in accordance with US GAAP arises from the correction of the valuation allowance established against deferred tax assets as at 31 December 2001. No adjustment was required in respect of the valuation allowance established under UK GAAP.

At 31 December 2003, the net deferred tax asset recognized under both US and UK GAAP was nil.

The following table summarizes deferred assets and liabilities on a US GAAP basis:

	31 December 2003	31 December 2002	31 December 2001

	£000	£000	£000

Deferred tax assets
Trading losses	11,596	62,202	46,705
Fixed assets	1,582	1,828	1,864
Capital losses	145,154	145,154	–
Employee liabilities	–	3	144
Debtor provisions	–	331	797
Deferred revenue	–	–	109
Intangible fixed assets	–	58,133	194,071
Other	–	853	2,106

	158,332	268,504	245,796
Valuation allowance (net deferred tax asset not recognised)	158,332	(267,667)	(249,528)

Net deferred tax asset	–	837	(3,732)

Deferred tax liabilities
Fixed assets	–	(771)	(779)
Intangible fixed assets	–	–	–
Other	–	(66)	(1,434)

Total deferred tax liabilities	–	(837)	(2,213)

Net deferred tax recognised under US GAAP	–	–	(5,945)

Deferred tax recognised under UK GAAP	–	–	–

Reconciliation from UK to US GAAP	–	–	(5,945)

Deferred income taxes reflect the net tax effects of: (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes; and (b) operating loss carry forwards. Valuation allowances are established when the realization of the deferred tax asset is not considered more likely than not. Based on an assessment of all available evidence including, but not limited to, the Group’s recent operating and taxable losses, the current business plan and restrictions on the use of tax losses due to the ownership change and separate tax jurisdiction limitations, management believes it is not more likely than not that the Company will realize the benefits of the deferred tax asset.

At December 31, 2003, the Company had £11.6 million in trading loss carry forwards of which £11.6 million can be carried forward indefinitely.

At 31 December 2003, the Company had £145.2 million in capital loss carry forwards of which £145.2 million can be carried forward indefinitely.

(i)    Basic and diluted earnings per share

Basic and diluted earnings per share are the same in 2002 and 2001 because the Company has recorded losses for the relevant periods. All dilutive share options at the current period end and the convertible loan notes which are outstanding at 31 December 2003 have been included in the determination of diluted earnings per share since the Company has recorded income in 2003. For details of the options outstanding see note 22 and for details of the convertible loan notes see notes 16 and 17. Shares held by the employee benefit trust as of each period end are not considered outstanding in the computation of loss per share in those periods. The shares held by the employee benefit trusts as of each period end were as follows: 31 December 2003: 3,579,958; 31 December 2002: 4,015,500; 31 December 2001: 2,015,500.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

28    ADDITIONAL INFORMATION FOR US INVESTORS (continued)

Statement of cash flows’ basis of preparation

The Group Consolidated Cash Flow Statement is prepared in accordance with United Kingdom FRS 1 (Revised 1996), whose objective and principles are similar to those set out in US GAAP in SFAS No. 95, “Statement of Cash Flows”. The principal differences between the standards relate to classification. Under FRS 1 (Revised 1996), the Company presents its cash flows for (a) operating activities, (b) returns on investments and servicing of finance, (c) tax paid, (d) capital expenditure and financial investment, (e) acquisitions and disposals, and (f) financing. Under FRS 1 (Revised 1996) cash comprises cash in hand and deposits repayable on demand, less overdrafts repayable on demand, and liquid resources comprise current asset investments held as readily disposable stores of value. Under SFAS No. 95 cash equivalents, comprising short-term highly liquid investments, generally with original maturities of three months or less, are grouped together with cash. Short-term borrowings repayable on demand would not be included within cash and cash equivalents and movements on those borrowings would be included in financing activities.

Set out below is a summary consolidated cash flow statement presented in US GAAP format.

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

Net cash used in operating activities	(11,082)	(15,911)	(67,318)
Net cash provided/(used) by investing activities	19,855	12,935	(19,657)
Net cash (used)/provided by financing activities	(1,938)	(544)	1,073
Effect of exchange rate changes on cash	(43)	163	(656)

Net increase/(decrease) in cash and cash equivalents	6,792	(3,357)	(86,558)
Cash and cash equivalents at beginning of period	17,883	21,240	107,798

Cash and cash equivalents at end of period	24,675	17,883	21,240

There are no material non-cash investing and financing activities.

(j)    Employer payroll taxes on share compensation

Provision had been made during 2001 for UK National Insurance liabilities that are expected to crystallize upon the exercise of certain share options. The provision comprised the difference between the exercise price and the estimated fair market value of the shares at the balance sheet date based on the current NIC rate, and apportioned on a straight-line basis over the vesting period of the options. The Group becomes unconditionally liable to pay the National Insurance upon exercise of the options. In accordance with UK legislation introduced in 2001, certain options which had an exercise price in excess of the market price will not give rise to any future liability for NIC and the provision was released. No provision had been made under US GAAP. During 2002 and 2003 there were no NIC charges.

(k)    Goodwill reserve

In the consolidated financial statements, goodwill arising on acquisitions made prior to 1 May 1997, accounted for under the purchase method has been eliminated against shareholders’ equity, in accordance with UK GAAP. Under the requirements of UK Financial Reporting Standard (“FRS”) 10 “Goodwill and Intangible Assets”, goodwill on acquisitions after 1 May 1997 is capitalized and amortized over its estimated useful life, which is generally presumed not to exceed 20 years. UK GAAP requires that on subsequent disposal or termination of an acquired business, any goodwill previously taken directly to shareholders’ equity is then charged in the profit and loss account against the profit or loss on disposal or termination. In 2003, the Company disposed of the previously acquired business for which the goodwill amounting to £1,430,000 was eliminated against reserves. This represents a UK to US GAAP difference in the current year.

(l)    Reinstatement of investment

Effective 31 March 2002, the Company reduced its holding in Baltimore Technologies Japan KK (BTJ), a Japanese corporation, from 62.38% to 19%. At that point, the holding in BTJ took the form of an investment. The value of this investment was £2,088,000. The investment is held by Baltimore Technologies PLC. The value of the investment in the

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

28    ADDITIONAL INFORMATION FOR US INVESTORS (continued)

Group balance sheet was impaired to £Nil in 2002, under UK and US GAAP, because the economy in Japan was weak, BTJ was suffering losses and we had experienced non payment of debts from Japan. The value was reinstated as at 31 December 2003, under UK GAAP, due to ongoing negotiations from the sale of the Company’s holdings to beTRUSTed. Under US GAAP, an equity investment that is written down to fair value (Nil) for other-than-temporary impairment, which creates a new cost basis, shall not be changed for subsequent recoveries in fair value.

(m)    Retranslation of foreign subsidiaries

Under UK GAAP, following the disposal of the business operations of its foreign subsidiaries, the Company continues to account for its investments in those subsidiaries using the net investment method with exchange gains and losses arising on the retranslation of the net assets and results of those subsidiaries being taken to reserves, as the Company has the intention of re-investing the cash held in those subsidiaries in new business operations. Under US GAAP, the functional currency of those subsidiaries is sterling and, accordingly, exchange gains and losses arising on the retranslation of the monetary assets and liabilities of those subsidiaries is included in earnings.

(II)    Additional US GAAP Disclosures

Statement of comprehensive income/(deficit) under US GAAP

Under UK GAAP the group presents a consolidated statement of total recognised losses and gains which is similar to a statement a comprehensive income required by US GAAP. Comprehensive income, under US GAAP, for the three years ended 31 December 2003 is as follows:

	2003	2002	2001

	£000	£000	£000

Net income	6,051	(49,088)	(595,500)
Exchange adjustments	2,622	(1,978)	(632)
Recycled exchange translation adjustment	(4,571)	(1,630)	–

Comprehensive income/(deficit)	4,102	(52,696)	(596,132)

Software Development Costs—Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with SFAS No. 86, Computer Software To Be Sold, Leased or Otherwise Marketed. The costs to develop such software have not been capitalized, as the Company believes its current software development process is essentially completed concurrent with the establishment of technological feasibility.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables. Cash equivalents consist primarily of funds on deposit. The Company’s investment policy limits the percentage of assets that can be invested in any one issuer of debt and any one type of short-term investment.

Indemnification—The Company historically entered into standard indemnification agreements with many of its customers and certain other business partners in the ordinary course of business. These agreements included provisions for indemnifying the customer against any claim brought by a third-party to the extent any such claim alleges that a Company product infringes a patent, copyright or trademark, misappropriates a trade secret, or violates any other proprietary rights of that third-party. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is not estimable, however, the Company has not incurred any costs to defend lawsuits or settle claims related to these indemnification agreements. No material claims for such indemnifications are outstanding as of December 31, 2003. The Company has not recorded any liabilities for these indemnification agreements at December 31, 2002 and 2001.

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

28    ADDITIONAL INFORMATION FOR US INVESTORS (continued)

Share compensation†

SFAS No. 123—‘Accounting for Stock-Based Compensation’ sets out an alternative methodology for recognizing the compensation cost based on the fair value at grant date. Had the Group adopted this methodology, the effect on net loss under US GAAP is shown below.

	Year to 31 December 2003	Year to 31 December 2002	Year to 31 December 2001

	£000	£000	£000

Net income/(loss) under US GAAP as reported	6,051	(49,088)	(595,500)
Adjustment to compensation cost—APB Opinion 25 charge	446	1,839	(33,661)
Adjustment to compensation cost—Fair Value Method	(4,869)	(16,719)	(46,409)

Pro forma net income/(loss)	1,628	(63,968)	(675,570)

Net income/(loss) per Ordinary Share under US GAAP (basic and diluted—pence)
As reported—basic	12.2	(94.9)	(1,202.3)
Pro forma—basic	3.3	(114.9)	(1,364.0)

As reported—diluted	11.6	(94.9)	(1,202.3)
Pro forma—diluted	3.1	(114.9)	(1,364.0)

(III)    Presentation and Classification Differences

Under UK GAAP, long-term debtors are classified as “debtors falling due after more than one year” within current assets. Under US GAAP, long-term debtors are classified within other non-current assets.

Under UK GAAP, deferred tax assets are classified within “debtors falling due within one year” or “debtors falling due after more than one year”. Under US GAAP, deferred tax assets are classified within “other current assets” or “other non-current assets”.

Under UK GAAP, fixed asset investments are classified under the heading “investments” within fixed assets. Under US GAAP, fixed asset investments are classified within “other non-current assets”, when the investments are not expected to be sold within one year, and within “other current assets” when the investments are expected to be sold within one year.

Under UK GAAP, a merger reserve is included as part of capital and reserves. The merger reserve was created in accordance with the merger relief provisions under section 131 of the United Kingdom.

Under US GAAP cash set aside to secure rent and performance obligations is classified as restricted cash. Under UK GAAP such restricted cash is included in debtors.

Under US GAAP the building located in Dublin is an asset held for sale based on the Company meeting the criteria set out in Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Under UK GAAP the building is classified as tangible assets.

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

Baltimore Technologies

Financial Statements

Notes to the consolidated financial statements

28    ADDITIONAL INFORMATION FOR US INVESTORS (continued)

Recent Accounting Pronouncements

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN 46 will have a material impact on its financial position, cash flows and results of operations.

In November 2002, the Emerging Issues Task Force reached a consensus on EITF 00-21, Revenue Arrangement with Multiple Deliverables. The consensus addresses how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units, based on their relative fair values. This consensus guidance is effective for revenue agreements entered into in fiscal periods beginning after June 15, 2003. The Company does not anticipate that the adoption of EITF 00-21 will have a material impact on its results of operations.

Baltimore Technologies

Group Financial Record

	Year ended 31 December
	2003	2002	2001	2000	1999

	£000	£000	£000	£000	£000

Consolidated profit and loss account
Turnover(1)	18,171	35,044	70,421	69,371	23,272
Cost of sales	(8,100)	(16,025)	(33,091)	(23,775)	(8,195)

Gross profit	10,071	19,019	37,330	45,596	15,077
Research and development	(6,325)	(11,122)	(24,131)	(14,720)	(7,243)
Sales and marketing	(10,024)	(22,949)	(75,291)	(49,729)	(20,685)
General and administrative expenses	(8,245)	(12,009)	(31,819)	(15,164)	(8,528)
Amortisation and impairment of goodwill and intangible assets	(4,582)	(31,721)	(569,948)	(71,817)	(11,884)

Total operating expenses	(29,176)	(77,801)	(701,189)	(151,430)	(48,340)

Operating (loss)/profit	(19,105)	(58,782)	(663,859)	(105,834)	(33,263)

Share of operating loss of associated undertaking	–	–	–	(290)	–
Profit/(Loss) on sale of businesses	25,207	(8,049)	–	–	–
Profit on sale of tangible fixed assets	–	591	–	–	–
Net interest receivable/(payable)	1,198	979	4,148	7,086	1,912

Profit/(Loss) on ordinary activities before taxation	7,300	(65,261)	(659,711)	(99,038)	(31,351)
Taxation on profit/(loss) on ordinary activities	(40)	(403)	(166)	(437)	379

Profit/(Loss) after taxation	7,260	(65,664)	(659,877)	(99,475)	(30,972)
Minority interest	–	936	7,029	2,590	–

Profit/(Loss) for the financial period	7,260	(64,728)	(652,848)	(96,885)	(30,972)
Profit/(Loss) for the period retained for equity shareholders	7,260	(64,728)	(652,848)	(96,885)	(30,972)

Earnings per share†	Pence	Pence	Pence	Pence	Pence
Profit/(Loss) per share, basic(2)	14.6	(125.2)	(1,318.1)	(241.5)	(102.7)
Profit/(Loss) per share, diluted(3)	13.9	(125.2)	(1,318.1)	(241.5)	(102.7)
Operating loss per share, basic	(38.4)	(113.7)	(1,340.4)	(263.8)	(110.3)

All results above relate to discontinued operations as, during the year, the Group sold all its remaining businesses and ceased to trade. Going forward, the Group will incur costs in relation to the development of the future strategy of the Group and the safeguarding of its assets, for example, office costs, salaries for remaining staff and remuneration for Directors. The Group completed the sales of its remaining investments in Earthport plc in February 2004 and Baltimore Technologies Japan in March 2004.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Group Financial Record

	31 December 2003	31 December 2002	31 December 2001	31 December 2000	31 December 1999

	£000	£000	£000	£000	£000

Consolidated balance sheet
Fixed assets:
Intangible assets(1)	–	4,582	59,030	624,415	45,953
Tangible assets	1,597	7,359	18,396	18,708	6,510
Investments	2,107	6,151	442	1,276	999

	3,704	18,092	77,868	644,399	53,462
Current assets:
Stocks	–	19	802	463	870
Debtors due within one year	2,210	11,706	27,905	61,123	10,452
Debtors due after more than one year	3,453	3,302	–	–	–
Cash at bank and in hand(4)	24,675	17,883	21,240	107,798	102,272

	30,338	32,910	49,947	169,384	113,594
Creditors: amounts falling due within one year	(6,794)	(28,892)	(30,832)	(62,464)	(13,414)

Net current assets	23,544	4,018	19,115	106,920	100,180

Total assets less current liabilities	27,248	22,110	96,983	751,319	153,642
Creditors: amounts falling due after more than one year	–	(1,905)	(2,969)	(2,769)	(5,778)

	27,248	20,205	94,014	748,550	147,864
Provision for liabilities and charges	(4,679)	(3,808)	(3,490)	–	–
Minority Interest	–	–	(7,553)	(14,863)	–

Shareholders’ funds equity(5)	22,569	16,397	82,971	733,687	147,864

Called up share capital	538	535	514	511	377

US GAAP

The selected financial data set out below for each of the periods to 31 December 2003 has been extracted or derived from audited financial statements.

The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements of Baltimore Technologies plc and the notes thereto, which are included elsewhere in this document.

	Year ended 31 December
	2003	2002	2001	2000	1999

	£000	£000	£000	£000	£000

Consolidated income/(loss) statement data
Total revenue	18,171	35,249	71,492	68,413	23,740
Net income/(loss)	6,051	(49,088)	(595,500)	(122,956)	(66,675)
Income/(Loss) per share basic	12.2	(94.9)	(1,202.3)	(306.5)	(221.0)
Income/(Loss) per share diluted	11.6	(94.9)	(1,202.3)	(306.5)	(221.0)

	31 December 2003	31 December 2002	31 December 2001	31 December 2000	31 December 1999

	£000	£000	£000	£000	£000

Consolidated balance sheet data
Total assets	34,271	46,536	108,857	769,974	167,981
Total shareholders’ equity	20,524	12,007	58,398	680,294	134,807

(1)

Security Domain has been consolidated from its effective date of acquisition of 31 March 1998 and the resulting goodwill has been amortised from that date. Baltimore (Ireland) has been consolidated from its effective date of acquisition of 11 January 1999 and the resulting goodwill has been amortised from that date. Network Solutions Japan KK has been consolidated from its effective date of acquisition of 17 March 2000 and the resulting goodwill has been amortised from that date. GTE CyberTrust Solutions Inc. has been consolidated from its effective date of acquisition of 28 March 2000 and the resulting goodwill has been amortised from that date. CyberTrust Japan has been consolidated from its effective date of acquisition of 1 July 2000 and the resulting goodwill has been amortised

Baltimore Technologies

Group Financial Record

from that date. Content Technologies Limited has been consolidated from its effective date of acquisition of 25 October 2000 and the resulting goodwill has been amortised from that date. Nevex Software Technologies Inc has been consolidated from its effective date of acquisition of 9 November 2000 and the resulting goodwill has been amortised from that date. Chubb Information Security Ltd has been consolidated from its effective date of acquisition of 27 April 2001.

During 2001, an impairment review was carried out and, as a result of this exercise, it was apparent that the book value of GTE CyberTrust, Content Technologies and Chubb Information Security exceeded the undiscounted cash flows expected from its use. The carrying values were therefore impaired. Content Technologies was further impaired in December 2001. CyberTrust Japan was also impaired at this time.

During 2002, a number of disposals took place. Content Technologies and Baltimore Technologies Japan KK were sold effective 31 March 2002. The business of Baltimore Technologies Pty Limited was sold effective 31 May 2002. An impairment review was carried out on the remaining intangibles and, as a result of this, the carrying values of GTE CyberTrust was reduced to zero and Baltimore Technologies Limited was also impaired at this time.

During 2003, the company divested itself of all remaining trading activities by selling its SelectAccess, Omniroot and Hosting businesses in September and its core PKI business in December.

(2)	See note 9 to the consolidated financial statements for a further explanation of the determination of the number of shares used in the calculation of profit/(loss) per share.

(3)	Profit/(loss) per share on a diluted basis is not presented where the effect of including shares subject to options is anti-dilutive.

(4)†	In November 1999, the Company raised net proceeds of £96.1 million from an offering of 7.1 million shares in connection with the NASDAQ offering. On 25 October 2000 the Company raised net proceeds of £66.4 million from a placing of 15,712,992 ordinary shares in connection with the purchase of Content Technologies of which £20.7 million was held in escrow to secure convertible loan notes. These loan notes were converted in October 2001.

(5)	Detail of Share Capital and Reserves can be found in note 20 and note 21.

(6)	See Shareholder Information—Dividend Payments.

(7)	On I January 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” which required the Company to cease the amortisation of goodwill and test goodwill at least annually (or more frequently if dictated by events and circumstances). Accordingly as of 1 January 2002 the Company ceased amortising goodwill. If goodwill and workforce amortisation had not been recorded for the periods prior to 1 January 2002, the Company’s adjusted net income/(loss) and basic and diluted loss per share would have been as follows:

	For the year ended 31 December

	2003	2002	2001

(£000s except for earnings per share amounts)
Net income/(loss)	6,051	(49,088)	(595,500)
Add back: Goodwill amortisation	–	–	100,999
Add back: Workforce amortisation	–	–	1,882

Adjusted net income/(loss)	6,051	(49,088)	(492,619)

	2003	2002	2001

Basic income/(loss) per share:
Net income/(loss)	12.2	(94.9)	(1,202.3)
Goodwill amortisation	–	–	203.9
Workforce amortisation	–	–	3.8

Adjusted net income/(loss)	12.2	(94.9)	(994.6)

	2003	2002	2001

Diluted income/(loss) per share:
Net income/(loss)	11.6	(94.9)	(1,202.3)
Goodwill amortisation	–	–	203.9
Workforce amortisation	–	–	3.8

Adjusted diluted net income/(loss) per share	11.6	(94.9)	(994.6)

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

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

Registered Office and Directors’ Business Addresses

The registered office and principal place of business of the Company and the business addresses of the Directors named as such under “Directors and Executive Officers” other than John Cunningham, Andrew Hunt, George Powlick and Simon Enoch is Innovation House, 39 Mark Road, Hemel Hempstead, Hertfordshire HP2 7DN, United Kingdom (tel: +44 1442 342600). The business address of John Cunningham is 6 Stockbridge Road, Mount Kisco, New York 10549, USA. The business address of Andrew Hunt is 14 Hays Mews, London W1J 5PT, United Kingdom. The business address of George Powlick is Times Place, 45 Pall Mall, London SW1Y 5JG, United Kingdom. The business address of Simon Enoch is 22-24 Ely Place, London EC1N 6TE, United Kingdom. The business address of CT Corporation Systems is 111 8th Avenue, New York NY 10011. CT Corporation is the Company’s agent for service of process in the United States.

The business addresses of the Directors and Executive Officers appointed since 1 January 2004 are as follows. With effect from the Commencement Date, the principal place of business of David Weaver and Alfredo Goyanes is the registered office and principal place of business of the Company, Innovation House, 39 Mark Road, Hemel Hempstead, Hertfordshire HP2 7DN, United Kingdom (tel: +44 1442 342600). The business address of Richard Eyre with effect from 4 May 2004 is The Copper Beech, Walking Bottom, Peaslake, Surrey GU5 9RR, United Kingdom. The business address of James Huston is J E Huston & Associates, P.O. Box 1186 Sudbury, MA 01776, USA. The business address of John Uttley is 23 Crescent East, Hadley Wood, Herts EN4 0EU, United Kingdom.

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

Baltimore Technologies

Shareholder Information

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

Baltimore Technologies

Shareholder Information

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

Shareholders: Percentage analysis at 31 December 2003 of issued share capital†

By size of account Number of shares	2003	2002

1-250	5.3	5.6
251-500	3.8	4.1
501-1,000	4.6	4.9
1,001-5,000	9.5	9.6
5,001-10,000	3.8	3.5
10,001-50,000	7.7	7.7
51,000-1,000,000	29.0	36.8
Over 1,000,001	36.3	27.8

Issued share capital	100.0	100.0

Baltimore Technologies

Shareholder Information

At 31 December 2003, Baltimore Technologies plc had 46,169 registered holders of 53,755,408 ordinary shares of 1.0p each.

In addition, there were 115 holders of American Depositary Receipts representing 2.9% of the issued share capital.

Effective 3 February 2003, every 5 ADRs are the equivalent of one ordinary share. At 31 December 2002, the ADR ratio was 1 ADR to 2 ordinary shares. The ADRs, are issued by JPMorgan Chase Bank.

Nature of Trading Market†

Ordinary Shares

The Company’s shares were listed on the London Stock Exchange Official List on 31 July 1998. Prior to 27 July 1998, its shares were traded on the London Stock Exchange’s Alternative Investment Market. The Company’s shares are presently admitted to the Official List of the United Kingdom Listing Authority and traded on the London Stock Exchange market for listed securities. From 27 July 1998 through 14 May 1999, the Company’s shares traded under the symbol “ZGO”. From and after 17 May 1999 the Company’s shares have traded under the symbol “BLM”.

The following tables shows, for the periods indicated, the high and low closing prices per share of Baltimore Technologies plc as reported on the London Stock Exchange’s Alternative Investment Market or Official List as the case may be.

	Quarter High	Quarter Low

	£	£

2003
Fourth Quarter	0.44	0.33
Third Quarter	0.44	0.30
Second Quarter	0.35	0.20
First Quarter	0.45	0.20
2002
Fourth Quarter	0.60	0.35
Third Quarter	0.75	0.425
Second Quarter	1.00	0.60
First Quarter	1.80	0.625

	Annual High	Annual Low

2003	0.45	0.20
2002	1.80	0.35
2001	42.70	1.35
2000	137.50	29.00
1999	51.20	4.70
1998	4.80	1.60

Source: Bloomberg L.P.
Number of record holders of Ordinary Shares as of 1 January 2004 in the USA	54
Total	48,135

	High	Low

	£	£

March 2004	45.00	34.50
February 2004	37.25	32.00
January 2004	40.00	33.50
December 2003	39.50	35.50
November 2003	36.75	35.25
October 2003	38.75	34.00
September 2003	44.00	33.00

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Shareholder Information

As of 2 April 2004, there were 52 registered holders of Ordinary Shares in the US, and 126 registered holders of American Depositary Receipts. Together these US holders beneficially held 46,340 (registered) Ordinary Shares, or approximately 0.086% (registered) of the Company’s total issued and outstanding shares at that date.

American Depositary Shares†

American Depositary Shares evidenced by American Depositary Receipts (“ADRs”) issued by JP Morgan Chase, as depositary, were listed on the Nasdaq National Market from 3 November 1999 to 30 September 2001. They are currently quoted on the Over-the-Counter Bulletin Board under the symbol “BALTY”.

On 16 December 2002 the shareholders of the Company approved a one-for ten- share consolidation of the Ordinary Shares.

With effect from 3 February 2003, the ADR ratio changed from one (1) ADR to two (2) Ordinary Shares to a new ratio of five (5) ADRs to one (1) Ordinary Share.

Of the registered ADR holders, 76 have addresses in the US. ADR holders collectively held 7,883,420 ADRs, or approximately 2.9% of the issued and outstanding shares as of such date. The following table sets forth, for the quarters indicated, the reported high and low sale prices of American Depositary Shares:

	Quarter High	Quarter Low

	US $	US $

2003
Fourth Quarter	0.12	0.05
Third Quarter	0.14	0.05
Second Quarter	0.15	0.04
First Quarter	0.95	0.40
2002
Fourth Quarter	1.00	0.05
Third Quarter	0.25	0.05
Second Quarter	0.35	0.05
First Quarter	0.55	0.15

	Annual High†	Annual Low

2003	0.95	0.04
2002	1.00	0.05
2001	126.875	3.50
2000	438.00	87.50
1999 (from November 1999)	178.00	64.00

Source: Bloomberg L.P. and Dow Jones (ADR Quotations)
Number of record holders of American Depositary Receipts as of 2 April 2004:
In the USA	84
Total	126

Month	High	Low

	US$	US$

March 2004	0.153	0.11
February 2004	0.11	0.1
January 2004	0.13	0.09
December 2003	0.105	0.07
November 2003	0.09	0.05
October 2003	0.12	0.08
September 2003	0.14	0.05

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Shareholder Information

Control of registrant†

(a)	So far as the Company is aware, it is neither directly nor indirectly owned nor controlled by one or more natural or legal persons or by any government.

(i)	As of 15 April 2004 no person known to the Company owned more than 10% of any class of the Company’s voting securities other than Acquisitor Holdings (Bermuda) Limited.

(ii)	As of 15 April 2004 the total amount of the Company’s voting securities owned by Directors and Officers of the Company was:

	Amount owned (1p shares)	Percent of class

Title of class
Ordinary shares	108,709	0.2%

(b)	The Company does not know of any arrangements, the operation of which might result in a change in the control of the Company.

Substantial Shareholdings†

As at 15 April 2004 (being the latest practical date prior to publication ) the following had disclosed an interest in the issued Ordinary Share Capital of the Company in accordance with the requirements of Sections 198-208 of the Companies Act 1985:

Name	Number		Percentage

Acquisitor Holdings (Bermuda) Limited (Hanover Nominees Limited)	7,008,736	*	13.03%
David Buchler (Hays Pension Trustees Limited)	7,008,736	*	13.03%
Robin Williams (Pershing Nominees Limited)	7,008,736	*	13.03%
George Wardale	7,008,736	*	13.03%

No other person holds a notifiable interest in shares, comprising 3% or more of the issued Ordinary Share Capital of the Company, appearing in the register of interest in shares maintained under the provisions of Section 211 of the Companies Act 1985. None of those listed as Substantial Shareholders in the Company have voting rights which are different from those of any other holder of ordinary shares or ADRs.

During the past three years, the following held a substantial shareholding of 3% or more in the Company:

Name	2003	2002	2001

Acquisitor Holdings (Bermuda) Limited (Hanover Nominees Limited)	9.0%	—	—
Mourant & Co Trustees Ltd (Employee Benefit Trust)	6.43%	7.26%	3.11%
Directors and Executive Officers	0.28%	1.66%	2.18%

Options to purchase securities from registrant or subsidiaries

(a)	As of 15 April 2004 options outstanding to subscribe for Ordinary Shares of 1.0p the Company were:

	Subscription price	Normal expiry date

Number of shares
3,913,451	0.0p – 959.70p	1997 – 2012

The weighted average subscription price of options outstanding at 2 April 2004 was £5.50.

(b)	Included in paragraph (a) are options granted to Directors and Officers of the Company as follows:

	Subscription price	Normal expiry date

Number of shares
329,067	Nil	16.12.12

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.
*	On 24 March 2004 the Company was notified by these persons that they were each party to a statutory concert party agreement under Section 204 of the Companies Act 1985 and accordingly at 15 April 2004 are each interested in the same 7,008,736 ordinary shares referred to.

Baltimore Technologies

Shareholder Information

(c)	Included in paragraph (b) are options granted to individually named Directors. Details of these option holdings as at 31 December 2003 are shown in the Directors’ Report.

No Director exercised any options between 31 December 2003 and 2 April 2004.

Registrar and Transfer Office	Depositary for ADRs
Capita Registrars	JP Morgan Service Centre
The Registry	JP Morgan Chase Bank
34 Beckenham Road	PO Box 43013
Beckenham	Providence
Kent BR3 4TU	RI 02940-3013
England	USA

Results†

Unaudited trading results of Baltimore Technologies plc in respect of the first six months of 2004 are currently expected to be published in August 2004.

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

The governments of the United States and the United Kingdom signed a new income tax treaty in 2001 which came into force on 31 March 2003. Subject to certain transition rules the provisions of the convention will apply:

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

For US federal income tax purposes, the sum of the dividend paid and associated tax credit is includible in gross income by US resident shareholders and, for foreign tax credit limitation purposes, is foreign source income, treated separately, together with other items of “passive income” (or, in the case of certain holders, “financial services income”). The 15% deduction is treated as a foreign income tax which may, subject to certain limitations and restrictions, be eligible for credit against a US holder’s US federal income tax liability (or deductible by such holder in computing its taxable income). No dividends received deduction is allowed to US corporate shareholders with respect to dividends paid by the Company.

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

Passive foreign investment company Rules

Notwithstanding the foregoing, if the Company is a passive foreign investment company, special rules will apply regarding distributions from the Company and any gain realised upon the sale or other disposition of Ordinary Shares or ADRs. A non-US corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. It is possible that the Company is currently a PFIC or, even if it is not currently a PFIC, it may become a PFIC in the future. If the Company is a PFIC, for any taxable year in which a US investor holds ADSs or Ordinary Shares, the investor would be subject to special rules with respect to:

•	any gain realized on the sale or other disposition of ADSs or Ordinary Shares; and

•	any “excess distribution” made to that investor (generally, any distributions to the investor in respect of ADSs or Ordinary Shares during a single taxable year that are greater than 125% of the average annual distributions received by the investor in respect of ADSs or Ordinary Shared during the three preceding taxable years or, if shorter, the investor’s holding period for the ADSs or Ordinary Shares).

The rules governing passive foreign investment companies are very complex. Prospective US investors are urged to consult their advisors regarding the potential application of such rules to their investment.

United Kingdom inheritance tax

Under the current Double Taxation (Estates) Convention (the “Estate Tax Convention”) between the United States of America and the United Kingdom, Ordinary Shares or ADRs held by an individual shareholder who is domiciled for the purposes of Estate Tax Convention in the USA, and is not for the purposes of the Estate Tax Convention a national of the UK, will generally not be subject to the UK inheritance tax on the individual’s death or on a chargeable gift of the Ordinary Shares or ADRs during the individual’s lifetime provided that any applicable US federal gift or estate tax liability is paid, unless the Ordinary Shares or ADRs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the ADRs or Ordinary Shares have been placed in trust by a settlor who, at the time of settlement, was a US resident shareholder, the ADRs or Ordinary Shares will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the USA and was a UK national. In the exceptional case where the Ordinary Shares or ADRs are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

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

Baltimore Technologies

Shareholder Information

relevant period. These rates are provided solely for the convenience of the reader and are not the exchange rates used by us in the preparation of our consolidated financial statements included in this prospectus.

	High	Low	Average Rate	End of Period

	(US dollar per British pound)
2003	1.7902	1.5497	1.6355	1.7902
2002	1.6099	1.4150	1.5031	1.6099
2001	1.5090	1.3727	1.4401	1.4554
2000	1.6578	1.3945	1.5125	1.4955
1999	1.6765	1.5515	1.6146	1.6150
1998	1.7222	1.6114	1.6573	1.6628

The following table sets forth average high and low exchange rates between the British pound and US dollar, during each month over the six month period immediately prior to publication of this document

	High	Low

March 2004	1.8691	1.7928
February 2004	1.9049	1.8191
January 2004	1.8504	1.7851
December 2003	1.7902	1.7198
November 2003	1.7199	1.6661
October 2003	1.7010	1.6602
September 2003	1.6621	1.5698

The Noon Buying Rate on 2 April 2004 was US$ 1.8293 = £1

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

Content Technologies Holdings Limited

The Company acquired Content Technologies Holdings Limited (“Content”) on 25 October 2000. David Guyatt, was a shareholder and Chief Executive Officer of Content. In connection with the acquisition David Guyatt and his family exchanged 376,000 ordinary shares; 330,310 “B” ordinary shares and 1,928,500 “C” ordinary shares of Content for 7,999,102 of the Company’s ordinary shares and convertible loan notes convertible into 691,090 ordinary shares. Neither David Guyatt nor any member of his family held any office or any shares in the Company prior to the completion of the acquisition. David Guyatt was an Executive Officer of the Company from October 2000 until his resignation in May 2001. On 12 July 2003, he was appointed non-Executive Director of the Company.

†	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation.

Baltimore Technologies

Shareholder Information

Following the sale to Clearswift Corporation of the Content business, Mr Guyatt was appointed as a non-Executive Director of Clearswift Corporation, and the Company held an 11% shareholding in Clearswift until 30 September 2003, when it reached an agreement with Clearswift Ltd on the outstanding elements of the consideration for the sale of Content Technologies in 2002. The Company received £4.5 million in respect of that investment and in final settlement of warranty claims, and in order to retain an interest in Clearswift’s potential, the Company received £300,000 in warrants. Mr Guyatt resigned as a non-Executive Director of the Company on 28 November 2003.

DespatchBox Limited

Mr. Khezri was a founding member of DespatchBox Limited and resigned as a director on 4 December 2001 and has not taken part in its management since that date. DespatchBox Limited is a relatively small supplier of software to the Trusted Business Suite of Solutions and Mr. Khezri has not had any direct involvement with the supply arrangement.

Mr. Khezri holds 6,487 shares in DespatchBox which is 5.7% of DespatchBox’s fully diluted share capital.

Material Contracts

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

(a)	By an agreement dated 2 May 2002 between the Company and SecureNet Limited, the Company agreed to sell to SecureNet all of the operations of Baltimore Technologies Pty Limited, the Company’s Australian subsidiary. The total consideration was £2.1 million (Aus $ 5.7 million) of which £1.6 million (Aus $ 4.2 million) was received in cash. The balance of the consideration is payable in cash contingent on the conclusion of contractual negotiations on outstanding new customer contracts.

(b)	By an agreement dated 19 September 2002 between the Company and AEP Systems International Limited, the Company agreed to sell its hardware operations based in the UK, for a total consideration of £4.0 million, of which £2.7 million was received in cash. The balance of the consideration, which is payable in cash, is contingent on AEP achieving certain levels of sales from now until 31 December 2004.

(c)	By an agreement dated 21 July 2003 between the Company and beTRUSTed the Company agreed to sell its US-based managed services operations business for a total consideration of approximately £1.1 million ($1.75 million) in cash. The sale was completed on 12 September 2003.

(d)	By an agreement dated 16 September 2003 between the Company and Clearswift Ltd, the outstanding elements of the consideration for the sale of Content Technologies were finalised, and the Company received £4.5 million in respect of that investment and in final settlement of warranty claims. In order to retain an interest in Clearswift’s potential, the Company received warrants for 242,424 shares.

(e)	By an agreement dated 4 July 2003 between the Company and HewlettPackard the Company agreed to sell its SelectAccess business for a total consideration of £8.3 million in cash. The sale was completed on 19 September 2003.

(f)	By an agreement dated 4 September 2003 between the Company and beTRUSTed the Company agreed to sell its OmniRoot business for a total consideration of approximately £2 million ($3.1 million) in cash. The sale was completed on 30 September 2003.

(g)	By an agreement dated 19 September 2003 between the Company and beTRUSTed the Company agreed to sell its core PKI business for a total consideration of £5.0 million in cash. The sale was completed on 2 December 2003.

(h)	By an agreement dated 15 March 2004 between the Company and beTRUSTed the Company agreed to sell its interest in Baltimore Technologies Japan for a total consideration of £2.25 million in cash.

(i)	By letter of appointment dated 30 July 2003 (as varied by letter dated 9 April 2004) Simon Enoch was appointed as a non-Executive Director of the Company until 6 May 2004.

(j)	By an agreement dated 30 March 2004 (as varied by letter dated 9 April 2004) David Weaver is appointed as Chief Executive and as Director of the Company with effect from the Commencement Date

(k)	By an agreement dated 30 March 2004 (as varied by letter dated 9 April 2004) Alfredo Goyanes is appointed as Chief Financial Officer designate with effect from the Commencement Date

Baltimore Technologies

Shareholder Information

(l)	By letter of appointment dated 30 March 2004 (as varied by letter dated 9 April 2004) Bijan Khezri is appointed as a non-Executive Director and as Chairman of the Company with effect from the Commencement Date

(m)	By letter of appointment dated 30 March 2004 (as varied by letter dated 9 April 2004) John Uttley is appointed as a non-Executive Director of the Company with effect from the Commencement Date

(n)	By letter of appointment dated 30 March 2004 (as varied by letter dated 9 April 2004) James Huston is appointed as a non-Executive Director of the Company with effect from the Commencement Date

(o)	By letter of appointment dated 30 March 2004 (as varied by letter dated 9 April 2004) Richard Eyre is appointed as a non-Executive Director of the Company with effect from 4 May 2004

(p)	By letter of appointment dated 30 March Andrew Hunt’s appointment as a non-Executive Director was restated with effect from 4 December 2003 when his appointment commenced

(q)	By an amended and restated agreement dated 10 April 2004 between the Company and Bijan Khezri the Company has agreed to a compromise agreement whereby he will resign his executive position with the Company with effect from the Commencement Date.

(r)	By an amended and restated agreement dated 10 April 2004 between the Company and Denis Kelly the Company has agreed to a compromise agreement whereby he will resign his executive position with the Company with effect from the conclusion of the Acquisitor EGM on 6 May 2004.

Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of additional possible controls and procedures. Also, the Company has investments in certain unconsolidated entities. As the Company does not control or manage these entities, its disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those it maintains with respect to its consolidated subsidiaries.

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on the foregoing, the Company’s Chief Executive and Chief Financial Officer concluded that as of the date of their valuation the Company’s disclosure controls and procedures were effective.

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

Baltimore Technologies

Shareholder Information

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

Shareholder Information Line

The Company has established a toll-free shareholder information line, operational from 23 January 2004, which shareholders can call for help with general enquiries. To access this service please call 00800 8888 8080 (or +44 20 7335 5704 if calling from outside the UK and the Republic of Ireland). The information line is open between 09.00 and 17.30 Monday to Friday.

Baltimore Technologies

Shareholder Information

Definitions

In this document the following words and expressions shall, unless the context otherwise requires have the following meaning:

ADR	American Depositary Receipt evidencing title to an ADS

ADS	American Depositary Share every five (5) ADSs representing one underlying Ordinary Share

Depositary	JPMorgan Chase, as depositary under the deposit Agreement pursuant to which the ADRs are issued

Directors	The Directors of the Company

Company	Baltimore Technologies plc

Ordinary Shares	Ordinary shares of 1p each in the capital of the Company

OTCBB	Over-the-Counter Bulletin Board

LSE	London Stock Exchange plc

NASDAQ	National Association of Securities Dealers Automated Quotation

Pound Sterling, £, pence or p	References to UK currency

UK or United Kingdom	United Kingdom of Great Britain and Northern Ireland

US Dollar, US$ or $	References to US currency

US or USA	United States of America

Figures in parentheses in tables and financial statements are used to represent negative numbers.

Baltimore Technologies

Cross Reference to Form 20-F

Part 1			Page

Item 1 Identity of Directors, Senior Management and Advisors
	Not applicable		–

Item 2 Offer Statistics and Expected Timetable
	Not applicable		–

Item 3 Key Information
A.	Selected Financial Data
	A.1	Group Financial Record	99
		Financial Statements—Notes relating to the Financial Statements—Note 28—Additional information for US investors	89
	A.2	Group Financial Record	99
		Financial Statements—Notes relating to the Financial Statements—Note 28—Additional information for US investors	89
		Directors’ Report	29
		Shareholder Information—Dividends	112
	A.3	Shareholder Information—Exchange controls and other limitations affecting security holders	109
B.	Capitalisation and Indebtedness
	Not applicable		–
C.	Reasons for the Offer and Use of Proceeds
	Not applicable		–
D.	Risk Factors
	Financial Review—Risk Factors		20

Item 4 Information on the Company
A.	History and Development of the Company
	A.1	Shareholder Information—Incorporation	102
	A.2	Shareholder Information—Incorporation	102
	A.3	Shareholder Information—Incorporation	102
		Shareholder Information—Registered Office and Directors’ Business Addresses	102
	A.4	Financial Review—Overview	5
		Shareholder Information—Incorporation	102
	A.5	Financial Review—Overview	5
		Financial Statements – Notes relating to the Financial Statements—Note 13—Disposal of subsidiary undertakings.	69
	A.6	Financial Review—Overview	5
		Financial Statements—Notes relating to the Financial Statements – Note 13 – Disposal of subsidiary undertakings	69
	A.7	Financial Review—Overview	5
		Financial Statements—Notes relating to the Financial Statements—Note 27—Subsequent events	87
B.	Business Overview
	B.1	Executive Chairman’s Report	2
		Financial Review—Overview	5
		Financial Review—Year ended 31 December 2003 compared to the Year ended 31 December 2002	10
		Financial Statements—Notes relating to the Financial Statements—Note 2—Segmental Information	56
	B.2	Financial Statements—Notes relating to the Financial Statements—Note 2—Segmental Information	56
	B.3	The Group’s current business is not materially affected by seasonality	–
	B.4	Raw materials are not a significant part of our business	–
	B.5	Prior to the divestment of its businesses, the Company used a number of marketing channels including direct sales, sales through partners and industry specific sales. As of 31 December 2003, the Company had no employees engaged in sales and marketing.	–
	B.6	Prior to the divestment of its businesses, the Company relied primarily on agreements with suppliers, non-disclosure agreements with employees and consultants and other contractual provisions to protect its core intellectual property.	–
		Prior to the divestment of its businesses, the Company was dependent on contracts with third parties for the provision of third party developed technology.	–
	B.7	Not Applicable	–

Baltimore Technologies

Cross Reference to Form 20-F

	B.8	Prior to the divestment of its businesses, the Company’s products were developed in the United Kingdom, Ireland, United States and Canada, and marketed and sold in a number of countries internationally. These products were subject to export restrictions administered in each of the production jurisdictions by the appropriate government departments, as well as under the terms of the Wassenaar Agreement, an international treaty which sets forth minimum export control standards for 33 nations, including the United Kingdom, Ireland, the United States and Canada. The treaty imposes minimum controls only, however, and each country imposes additional export controls. The Company has not selected any particular Strategic Target in which to concentrate its efforts relating to Strategic Transactions. Any Strategic Target may have regulatory or other governmental restrictions and related costs specific to business sector in which any such Strategic Target operates.	–
		Financial Review—Overview	5
		Financial Review—Risk Factors	20
C.	Organisational Structure
	Financial Review — Overview		5
	Financial Statements—Notes relating to the Financial Statements—Note 12—Fixed Asset Investments–Subsidiary Undertakings		67
	Shareholder Information—Incorporation		102
D.	Property, Plants and Equipment
	Financial Statements—Notes relating to the Financial Statements—Note 11—Tangible Fixed Assets		65
	Financial Statements—Notes relating to the Financial Statements—Note 24—Commitments		83
	Taken as a whole, the Group’s current business is not materially affected by productive capacity or environmental issues.		–

Item 5 Operating and Financial Review and Prospects
A.	Operating Results
	A.1	Financial Review	5
	A.2	Inflation has not had a significant impact on the Company’s results of operations during the year ended 31 December 2003.	–
	A.3	Financial Review—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange	19
		Financial Statements—Notes relating to the Financial Statements—Note 26—Financial Instruments	86
		Shareholder Information—Exchange controls and other limitations affecting security holders	109
	A.4	The Group’s current business is not materially affected by any governmental, economic, fiscal, monetary or political policies or factors. The Company has not selected any particular Strategic Target in which to concentrate its efforts relating to Strategic Transactions. Any Strategic Target may have regulatory and other governmental restrictions and related costs specific to the business sector in which any such Strategic Target operates.	–
B.	Liquidity and Capital Resources
	B.1	Financial Review—Liquidity and Capital Resources	17
		Directors’ Report—Going Concern	32
	B.2	Financial Review—Liquidity and Capital Resources	17
		Financial Statements – Notes relating to the Financial Statements—Note 16—Creditors (including convertible debt): amounts falling due within one year	74
		Financial Statements—Notes relating to the Financial Statements—Note 17—Creditors (including convertible debt): amounts falling due after more than one year	75
		Financial Statements – Notes relating to the Financial Statements—Note 26—Financial instruments	86
	B.3	Taken as a whole, the Group’s business is not materially affected by commitments for capital expenditures as of the end of the financial year.	–
C.	Research and Development, Patents and Licenses, etc
	Financial Review—Year ended 31 December 2003 compared to the Year ended 31 December 2002		10
	Financial Review—Year ended 31 December 2002 compared to the Year ended 31 December 2001		13
D.	Trend Information
	Executive Chairman’s Report		2
	Financial Review—Overview		5
	Financial Review—Risk Factors		20
	Financial Statements—Notes relating to the Financial Statements—Note 27—Subsequent events		87
E	Off Balance Sheet Arrangements
	The Group has no off balance sheet arrangements		–

Baltimore Technologies

Cross Reference to Form 20-F

F	Tabular disclosure of contractual obligations
	Financial Statements—Notes relating to the Financial Statements—Note 17—Creditors (including convertible debt): amounts falling due after more than one year		75
	Financial Statements—Notes relating to the Financial Statements—Note 24—Commitments		83
G	Safe Harbor
	Table of Contents		–
	Risk Factors		20

Item 6 Directors, Senior Management and Employees
A.	Directors and Senior Management
	A.1	Directors and Executive Officers	25
		Corporate Governance	33
	A.2	Directors and Executive Officers	25
	A.3	Directors and Executive Officers	25
	A.4	None	–
	A.5	Shareholder Information—Certain relationships and related transactions	110
B.	Compensation
	B.1 and B.2		–
	Directors and Executive Officers		25
	Directors’ Report		29
	Directors’ Remuneration Report		38
	Financial Statements—Notes relating to the Financial Statements—Note 5—Directors and Executive Officers		61
	Financial Statements—Notes relating to the Financial Statements – Note 22 – Share Options		79
C.	Board Practices
	C.1	Directors and Executive Officers	25
	C.2	Directors’ Remuneration Report	38
	C.3	Corporate Governance	33
D.	Employees
	Financial Statements—Notes relating to the Financial Statements—Note 6—Employees		61
E.	Share Ownership
	E.1	Directors’ Report	29
		Financial Statements—Notes relating to the Financial Statements—Note 22—Share Options	79
	E.2	Directors’ Remuneration Report	38
		Financial Statements—Notes relating to the Financial Statements—Note 22—Share Options	79

Item 7 Major Shareholders and Related Party Transactions
A.	Major Shareholders
	A.1	Shareholder Information—Substantial Shareholdings	107
	A.2	Shareholder Information—Nature of Trading Market	105
	A.3	Shareholder Information—Control of Registrant	107
	A.4	Shareholder Information—Control of Registrant	107
B.	Related Party Transactions
	B.1	Directors and Executive Officers	25
		Shareholder Information—Certain Relationships and Related Transactions	110
	B.2	None	–
C.	Interests of Experts and Counsel
	Not applicable		–

Item 8 Financial Information
A.	Consolidated Statements and Other Financial Information
	A.1	Financial Statements	44
	A.2	Financial Statements	44
	A.3	Financial Statements	44
	A.4	Financial Statements	44
		Financial Statements—Notes relating to the Financial Statements—Note 27—Subsequent Events	87
	A.5	Not applicable	–
	A.6	Financial Statements—Notes relating to the Financial Statements—Note 2—Segmental Information (iv)	57
	A.7	Shareholder Information—Litigation	112

Baltimore Technologies

Cross Reference to Form 20-F

	A.8	Shareholder Information—Dividends	112
B.	Significant Changes
	Financial Review—Overview		5

Item 9 The Offer and Listing
A.	Offer and Listing Details
	A.1	Not applicable	–
	A.2	Not applicable	–
	A.3	Not applicable	–
	A.4	Market Price Information
		Shareholder Information – Nature of Trading Market	105
	A.5	Not applicable	–
	A.6	Not applicable	–
	A.7	Not applicable	–
B.	Plan of Distribution
		Not applicable	–
C.	Markets
	Shareholder Information – Nature of Trading Market		105
D.	Selling Shareholders
	Not applicable		–
E.	Dilution
	Not applicable		–
F.	Expenses of the Issue
	Not applicable		–

Item 10 Additional Information
A.	Share Capital
	Not applicable		–
B.1-B.10.	Memorandum and Articles of Association
	Shareholder Information—Incorporation		102
C.	Material Contracts
	Shareholder Information—Material Contracts		111
D.	Exchange Controls
	Shareholder Information—Exchange controls and other limitations affecting security holders		109
E.	Taxation
	Shareholder Information—Taxation for US Residents		108
F.	Dividends and Paying Agents
	Not applicable		–
G.	Statement by Experts
	Not applicable		–
H.	Documents on Display
	Shareholder Information—Documents on Display		113
I.	Subsidiary Information
	Not applicable		–

Item 11 Quantitative and Qualitative Disclosures about Market Risk
Financial Review—Quantitative and Qualitative Disclosures about Market Risks			18

Item 12 Description of Securities other than Equity Securities
	Not applicable		–

Part II

Item 13 Defaults, Dividend Arrearages and Delinquencies
	None		–

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds
A.	None		–
B.	None		–

Baltimore Technologies

Cross Reference to Form 20-F

C.	None	–
D.	None	–
E.	Not applicable	–

Item 15 Controls and Procedures
Shareholder Information—Controls and Procedures		112

Item 16A Audit Committee financial expert
Based on Andrew N. Hunt’s education and experience, the Board has determined that Andrew N. Hunt qualifies as an audit committee financial expert. Mr Hunt also qualifies as an independent director as such term is defined in the New York Stock Exchange Listed Company Manual.		–

Item 16B Code of Ethics
Baltimore has not formally adopted a separate written Code of Ethics as a response to the requirement set forth in the Sarbanes-Oxley Act because, as a UK incorporated company whose shares are listed by the UK Listing Authority and traded on the London Stock Exchange, Baltimore is subject to the regulations of the Combined Code on Corporate Governance, which sets out various requirements in relation to the internal controls, risk management, governance, management structures and reporting procedures which are expected to be observed by Baltimore. The section entitled “Corporate Governance” in the Form 20-F describes how and the extent to which Baltimore complies with these rules.		–

Item 16C Principal Accountant Fees and Services
Financial Statements—Notes relating to Financial Statements—Note 4—Operating Loss		60

Item 16D Exemptions from the Listing Standards for Audit Committee
Not applicable		–

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None		–

Part III

Item 17 Financial Statements
Not applicable		–

Item 18 Financial Statements
Financial Statements		44

Item 19 Exhibits.
See Exhibit Index for a list of documents attached as exhibits.

The information in this document that is referenced above is included in the Annual Report on Form 20-F for 2003 (2003 Form 20-F) and is filed with the Securities and Exchange Commission (SEC). The 2003 Form 20-F is the only document intended to be incorporated by reference into any filings by Baltimore Technologies under the Securities Act of 1933, as amended. References above to subheadings include only the information contained under such subheadings. Tabular data in the margins and graphs are not included unless specifically identified above. The 2003 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed upon the accuracy or adequacy of the 2003 Form 20-F. The 2003 Form 20-F filed with the SEC may contain modified information and may be updated from time to time.

Baltimore Technologies

Glossary of Terms

Terms used in Annual Report and Form 20-F	US Equivalent or brief description

Accruals	Accrued expenses
Allotted	Issued
Bank overdrafts	Payable to banks
Called-up share capital	Issued share capital
Capital allowances	Tax term equivalent to US tax depreciation allowances
Creditors	Liabilities/payables
Creditors (including convertible debt): amounts falling
due within one year	Long-term debt due within one year
Debtors	Receivables and prepaid expenses
Earnings	Net income
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Group	Baltimore Technologies plc and its consolidated subsidiaries
Interest receivable	Interest income
Interest payable	Interest expense
Loans	Long-term debt due within one year
Prepayments	Prepaid expenses
Profit	Income
Profit and loss account	Income statement/consolidated statement of income
Reserves	Shareholders’ equity
Revenues	Sales
Share premium account	Premiums paid in excess of par value of ordinary shares.
Non distributable reserves
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment

Baltimore Technologies

Registered Office and Advisors

Registered Office

Innovation House, 39 Mark Road, Hemel Hempstead, Hertfordshire HP2 7DN, United Kingdom

Bankers

National Westminster Bank plc

105 High Street

Winchester

Hampshire SO23 9AN

Solicitors

Lovells

Atlantic House

Holborn Viaduct

London EC2V 7RF

Nabarro Nathanson

Lacon House

Theobald’s Road

London WC1X 8RW

Corporate Stockbrokers

Oriel Securities Limited

4 Wood Street

London EC2V 7JB

Registrars

Capita Registrars

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

Auditors

KPMG Audit Plc

Arlington Business Park

Theale, Reading

Berkshire RG7 4SD

121	Baltimore Technologies	Printed by RR Donnelley 97939

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BALTIMORE TECHNOLOGIES PLC
(Registrant)

Date: 16 April 2004

By:	/s/ BIJAN KHEZRI
BIJAN KHEZRI Executive Chairman

S-1

Exhibits

1.1	Memorandum and Articles of Association of Baltimore Technologies plc, as amended on 18 May 2001*.

2.1	Deposit Agreement, dated as of 3 November 1999, among Baltimore Technologies plc, Morgan Guaranty Trust Company of New York, as Depository, and holders from time to time of American Depositary Receipts, together with a specimen of ADR Certificate**.

4.1	Agreement dated 11th March 2001 made between the Company and Williams Security Ltd whereby the Company agreed to acquire the entire share capital of Chubb Information Security Limited for £3,300,000.***

4.2	Agreement dated 12 January 2002 made between the Company, Baltimore Technologies Japan Company Ltd (“BTJ”), and CGI Company Ltd, whereby the Company agreed to sell 11,000 of BTJ’s common stock to CGI for Yen 900 million (£4.73 million), reducing the Company’s holding in BTJ from 62% to 19%.***

4.3	Agreement dated 24 January 2002 made between the Company and Clearswift Corporation, whereby the Company agreed to sell to Clearswift Corporation the entire issued share capital of Content Technologies Holdings Limited, and Baltimore Technologies (UK) Limited (“BUK”) agreed to sell as a going concern all of the UK business of Content Technologies, including the Content Technologies business in the United States of America, Australia and Germany. The total consideration was for £20.5 million, comprising £12 million in cash, the issue of £2.5 million Clearswift Loan Notes and the issue of 2,222,222 Series “C” Shares in Clearswift Corporation to BUK.***

4.4	Agreement dated 2 May 2002 between the Company and SecureNet Limited, whereby the Company agreed to sell to SecureNet all of the operations of Baltimore Technologies Pty Limited, the Company’s Australian subsidiary. The total consideration was £2.1 million (Aus $ 5.7 million) of which £1.6 million (Aus $ 4.2 million) was received in cash. The balance of the consideration is payable in cash contingent on the conclusion of contractual negotiations on outstanding new customer contracts.***

4.5	Agreement dated 19 September 2002 between the Company and AEP Systems International Limited, whereby the Company agreed to sell its hardware operations based in the UK, for a total consideration of £4.0 million, of which £2.7 million was received in cash. The balance of the consideration, which is payable in cash, is contingent on AEP achieving certain levels of sales from now until 31 December 2004.***

4.6	Agreement dated 4 July 2003 between the Company and Hewlett-Packard Ltd whereby the Company agreed to sell its SelectAccess business for a total consideration of £8.3 million in cash.

4.7	Agreement dated 21 July 2003 between the Company and beTRUSTed whereby the Company agreed to sell to beTRUSTed it’s Omniroot business for a total consideration of £2.0 million in cash.

4.8	Agreement dated 4 September 2003 between the Company and beTRUSTed whereby the Company agreed to sell to beTRUSTed it’s US-based managed services operation for a total consideration of £1.1 million in cash.

4.9	Agreement dated 16 September 2003 between the Company and Clearswift Limited whereby the Company reached and agreement with Clearswift Ltd on the outstanding elements of the consideration for the sale of Content Technologies completed in March 2002 where the Company received £4.5 million plus £300,000 in warrants in respect of the Company shareholding in Clearswift and in final settlement of warranty claims.

4.10	Agreement dated 19 September 2003 between the Company and beTRUSTed whereby the Company agreed to sell to beTRUSTed it’s core Public Key Infrastructure business for a total consideration of £5 million which was payable in cash.

4.11	Agreement dated 15 March 2004, for sale of remaining 19% interest in BTJ to beTRUSTed for £2.25 million.

4.12	Service agreement dated 30 March 2004 for David Weaver, Chief Executive and Director of the Company with effect from 16 April 2004
4.13	Service agreement dated 30 March 2004 for Alfredo Goyanes, Chief Financial Officer-designate and Director of the Company with effect from 16 April 2004.

4.14	Letter of appointment dated 30 March 2004 for John Uttley, non-Executive Director of the Company with effect from 16 April 2004.

4.15	Letter of appointment dated 30 March 2004 for James Huston, non-Executive Director of the Company with effect from 16 April 2004.

4.16	Letter of appointment dated 30 March 2004 for Richard Eyre, non-Executive Director of the Company with effect from 4 May 2004.

4.17

Letter of appointment dated 30 March 2004 for Andrew Hunt, non-Executive Director of the Company with effect from 16 April 2004.

*      Incorporated by reference to our annual report on Form 20-F, filed on 29 May 2001.

**     Incorporated by reference to our registration statement on Form F-1, filed 28 June 2000 and our Form 424B filed on 28 June 2000.

***    Incorporated by reference to our annual report on Form 20-F, filed on 28 May 2003.

Exhibits

4.18	Letter of appointment dated 30 March 2004 for Bijan Khezri, non-Executive Director and Chairman of the Company with effect from 16 April 2004.

4.19	Variation letter dated 30 March 2004 for George Powlick, non-Executive Director of the Company with effect from 30 March 2004.

4.20	Variation letter dated 30 March 2004 for Simon Enoch, non-Executive Director of the Company with effect from 30 March 2004.

4.21	Compromise agreement dated 10 April 2004 for Bijan Khezri regarding his resignation of his executive position with the Company with effect from 16 April 2004.

4.22	Compromise agreement dated 10 April 2004 for Denis Kelly regarding his resignation of his executive position with the Company with effect from 16 April 2004.

4.23	Variation letter dated 9 April 2004 for Bijan Khezri regarding his appointment as Director of the Company.

4.24	Variation letter dated 9 April 2004 for David Weaver regarding his appointment as Director of the Company.

4.25	Variation letter dated 9 April 2004 for Alfredo Goyanes regarding his appointment as Director of the Company.

4.26	Variation letter dated 9 April 2004 for George Powlick regarding his appointment as Director of the Company.

4.27	Variation letter dated 9 April 2004 for Simon Enoch regarding his appointment as Director of the Company.

4.28	Variation letter dated 9 April 2004 for John Uttley regarding his appointment as Director of the Company.

4.29	Variation letter dated 9 April 2004 for James Huston regarding his appointment as Director of the Company.

4.30	Variation letter dated 9 April 2004 for Richard Eyre regarding his appointment as Director of the Company.

8.1	For a list of subsidiaries of Baltimore Technologies plc, see “Cross Reference to 20F-Item 4.C—Information on the Company—Organizational Structure”.

12.1	Certificate of Executive Chairman of the Company pursuant to Section 302 of the Sarbanes—Oxley Act of 2002.

12.2	Certificate of Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes—Oxley Act of 2002.

13.1	Certificate of Executive Chairman of the Company pursuant to Section 906 of the Sarbanes—Oxley Act of 2002.

13.2	Certificate of Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes—Oxley Act of 2002.